As filed with the Securities and Exchange Commission on November 18, 2010

Registration No. 333-169474

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPIRIT AIRLINES, INC.

(Exact name of registrant as specified in its charter)

Delaware	4512	38-1747023
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2800 Executive Way

Miramar, Florida 33025

(954) 447-7920

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

B. Ben Baldanza

President and Chief Executive Officer

Spirit Airlines, Inc.

2800 Executive Way

Miramar, Florida 33025

(954) 447-7920

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Anthony J. Richmond Robert W. Phillips Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Thomas C. Canfield Senior Vice President and General Counsel Spirit Airlines, Inc. 2800 Executive Way Miramar, Florida 33025 (954) 447-7920	Leslie N. Silverman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of the proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$300,000,000	$21,390(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2010.

            Shares

Spirit Airlines, Inc.

Common Stock

This is our initial public offering of shares of common stock. We are offering              shares.

It is currently estimated that the public offering price per share will be between $             and $            . Currently, no public market exists for our shares. We have applied to have our common stock listed on the NASDAQ Stock Market under the symbol “     ..”

Investing in our common stock involves risks that are described in the “Risk Factors ” section beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount
Proceeds to our company (before expenses)

Certain selling stockholders named herein have granted the underwriters an option to purchase up to              additional shares of common stock at the initial public offering price less the underwriting discount to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The underwriters expect to deliver the shares to purchasers on or about                     , 2010.

Citi	Morgan Stanley

Barclays Capital
Raymond James
Dahlman Rose & Company

                    , 2010.

We are responsible for the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission and we take no responsibility for any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, operating results or financial condition may have changed since such date.

Until                     , 2010 (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

SUMMARY

This summary highlights selected information about us and the common stock being offered by us and, if the over-allotment option is exercised, the selling stockholders. It may not contain all of the information that is important to you. Before investing in our common stock, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our financial statements and the accompanying notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

Spirit Airlines® is an ultra low-cost, low-fare airline based in Fort Lauderdale, Florida that provides affordable travel opportunities principally to and from South Florida, the Caribbean and Latin America. Our targeted growth markets have historically been underserved by low-cost carriers, which we believe provides us sustainable expansion opportunities. Our ultra low-cost carrier, or ULCC, business model allows us to offer a low-priced basic service combined with a range of optional services for additional fees, targeting price-sensitive leisure travelers and travelers visiting friends and relatives, or VFR. Notwithstanding the recent volatility in the cost of jet fuel and the severe economic recession, we have been able to maintain relatively stable unit revenue while reducing costs and we have been profitable in each of the last three full years. For 2009, we had total operating revenues of $700.0 million and operating income of $111.4 million. For the nine months ended September 30, 2010, we had total operating revenues of $562.7 million and operating income of $44.5 million. We currently serve 40 airports.

We have reduced our unit operating costs significantly since redefining Spirit as a ULCC in 2006. As a result, our operating cost structure is among the lowest in the Americas, enabling us to offer very low fares in the markets we serve while delivering operating profitability. Key elements of our low-cost structure include our efficient asset utilization, operation of an all Airbus narrow-body fleet with high-density seating configurations, employee productivity, rigorous cost control and use of scalable outsourced services. Furthermore, our modern fleet and aircraft seat configuration enable us to operate as one of the most fuel-efficient U.S. jet airline operators on a per available seat mile, or ASM, basis. We have demonstrated the ability to implement our ULCC business model and to adjust our capacity and routes in response to changing market conditions as part of our focus on achieving consistent route profitability.

Our ULCC business model allows us to compete principally through offering low base fares. For 2009 and the nine months ended September 30, 2010, our average base fare was approximately $85 and $79, respectively, and we regularly offer promotional base fares of $9 or less. Since 2007, we have unbundled components of our air travel service that have traditionally been included in base fares, such as baggage and advance seat selection, and offer them as optional, ancillary services for additional fees (which we record in our financial statements as non-ticket revenue) as part of a strategy to enable our passengers to identify, select and pay for the services they want to use. While many domestic airlines have also adopted some aspects of our unbundled pricing strategy, unlike us, they generally have not made a corresponding reduction in base fares.

We have lowered our base fares by up to 40% since initiating our unbundling strategy, with the goal of stimulating additional passenger demand in the markets we serve. We plan to continue to use low fares to stimulate demand, a strategy that generates additional non-ticket revenue opportunities and, in turn, allows us to further lower base fares and stimulate demand even further. This unbundling and low base fare strategy is designed to support profitable growth. In 2009, our operating income margin of 15.9% was among the highest in the U.S. airline industry. For the nine months ended September 30, 2010, our operating income margin was 7.9%, reflecting the effects of our five-day pilot strike in June 2010 and increased fuel prices. On July 23, 2010, our pilots ratified a new five-year collective bargaining agreement, which became effective on August 1, 2010.

Our principal target growth markets, the Caribbean and Latin America, are large, and we believe they have significant growth potential for leisure and VFR travel. In 2009, air travel between the United States and the Caribbean and Latin American markets within non-stop reach of our aircraft from the United States generated approximately $12.3 billion in revenues, with only limited market stimulation by low fares. These markets have historically been characterized by untapped travel demand from leisure and VFR customers because they are primarily served by full-service, higher-fare airlines, and because several countries in this targeted growth region have historically restricted air travel competition. We believe our presence in the Caribbean and Latin America, combined with our ULCC model, will allow us to compete successfully and grow profitably in these markets.

With our base of operations strategically located in South Florida, our overwater international route operating experience and our ULCC model, we believe we are well positioned to grow. With currently less than 1% of U.S. airline capacity and less than 3% of the capacity in Caribbean and Latin American markets, we believe we can grow significantly using our aircraft on order to increase route frequencies and aircraft capacity on existing routes and by establishing new routes both domestically and abroad. By deploying additional Airbus A320-family aircraft and leveraging our existing infrastructure to drive economies of scale, we can lower some of our unit operating costs even further, allowing us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our Strengths

We believe we compete successfully in the airline industry by exploiting the following demonstrated business strengths:

Ultra Low-Cost Structure. Our unit operating costs are among the lowest of all airlines operating in the Americas. We believe this cost advantage helps protect our market position and enables us to offer some of the lowest base fares in our markets, sustain operating margins and support continued growth. Our operating costs per available seat mile, or CASM, was 7.86 cents in 2009 and 8.75 cents for the nine months ended September 30, 2010. This increase was due primarily to the increased cost of fuel in 2010. Our CASM for 2009 and the nine months ended September 30, 2010 was significantly lower than that of the major domestic network carriers, American Airlines, Delta Air Lines, United Air Lines and US Airways, and among the lowest of the domestic low-cost carriers, including AirTran Airways, JetBlue Airways and Southwest Airlines. We achieve these low operating costs in large part due to:

•	high aircraft utilization, which during 2009 averaged 13.0 hours per day;

•	high-density seating configurations on our aircraft;

•	our low-cost Fort Lauderdale base of operations;

•	our productive workforce;

•	opportunistic outsourcing of operating functions;

•	operating a modern single fleet type of Airbus A320-family aircraft, with associated lower maintenance costs and common flight crews across the fleet;

•	minimizing sales, marketing and distribution costs through direct-to-consumer marketing, high utilization of web-based sales and increasing website traffic;

•	efficient flight scheduling, including minimal ground times between flights; and

•	creating a company-wide business culture that is keenly focused on driving costs lower.

Innovative Revenue Generation. We execute our innovative, unbundled pricing strategy to produce significant non-ticket revenue generation, which allows us to stimulate passenger demand for our product through low base fares and enables passengers to identify, select and pay for the products and services they want to use. We have grown average non-ticket revenue per passenger flight segment from approximately $5 in 2006 to over $25 in 2009, and to over $32 during the nine months ended September 30, 2010, by:

•	charging for baggage;

•	passing through all distribution-related expenses;

•	charging for premium seats and advance seat selection;

•	consistently enforcing ticketing policies, including change fees;

•	generating subscription fees from our $9 Fare Club™ ultra low-fare subscription service;

•	deriving brand-based fees from proprietary services, such as our FREE SPIRIT® frequent flier program;

•	selling itinerary attachments, such as hotel and car rental reservations and airport parking, through our website; and

•	selling products in flight and onboard advertising.

Resilient Business Model and Customer Base. By focusing on leisure and VFR travelers, we have maintained relatively stable unit revenue and profitability during volatile economic periods because we are not highly dependent on premium-fare business traffic, which typically demands a higher cost structure. For example, in 2009, our operating revenue per available seat mile, or RASM, declined 1.8% compared to an average U.S. airline industry decline of over 9%. During this same period of volatile fuel prices and global economic recession, we also were able to achieve the highest operating income margin in our history. Based on this performance, we believe our growing customer base is more resilient than the customer bases of most other airlines because our low fares and unbundled service offering appeal to the price-sensitive passengers who travel regardless of the economic environment.

Well Positioned for Growth. We are the largest operator of international flights flying out of Fort Lauderdale–Hollywood International Airport and are well positioned in the airport’s international terminal. From this base in South Florida, we have developed a substantial network of destinations in our targeted Caribbean and Latin American growth markets, profitable U.S. domestic niche markets and high-volume routes flown by leisure and VFR travelers. In the United States, we provide service in the markets from which a significant majority of passengers traveling to the Caribbean and Latin America (including Mexico) originate. From these U.S. markets, our passengers have access to 25 Caribbean and Latin American destinations. With a South Florida base of operations and with our planned fleet growth, we believe we are well positioned to grow profitably as we expand further into these target markets.

Experienced Operator in the Region. We believe we have substantial experience in local aviation, security and customs regulations, local ground operations and flight crew training required for successful international and overwater flight operations. All of our aircraft are certified for overwater operations. We believe we compete favorably against other low-cost carriers because we have been conducting international flight operations since late 2003 and we have developed substantial experience in complying with the various regulations and business practices in our targeted growth regions.

Financial Strength Achieved by Cost Discipline Focus. We believe our ULCC business model has delivered strong financial results in difficult economic times. Our operating income has increased from $32.0 million in 2007 to $111.4 million in 2009. For the nine months ended September 30, 2010, our operating income was $44.5 million, reflecting the negative impact of our June 2010 pilot strike and increased fuel prices. We have generated these results by:

•	keeping a consistent focus on maintaining the lowest unit operating costs possible;

•	attempting to maintain profitability across our network by selecting viable new routes and quickly reducing or discontinuing routes that do not deliver acceptable margins;

•	maintaining disciplined capacity control and fleet size;

•	ensuring our sourcing arrangements with key third parties are continually benchmarked against the best industry standards; and

•	building upon the established global relationships of our private equity sponsors and management with our key vendors.

Our Strategy

Our goal is to offer compelling value to our customers by utilizing our low-cost structure and unbundled pricing strategy and, in so doing, grow profitably and enhance our position among the leading low-cost carriers in the Americas. Through the following key elements of our business strategy, we seek to:

Maintain Low Unit Operating Costs. We will support our low-fare strategy by seeking to reduce unit operating costs and improve efficiency by, among other things:

•	deploying additional cost-efficient Airbus A320-family aircraft for high utilization flying;

•	spreading our low fixed-cost infrastructure over a larger-scale operation;

•	continuing to leverage our low-cost Fort Lauderdale base of operations;

•	opportunistically outsourcing operating functions;

•	using technology to create further operating efficiencies;

•	leveraging the labor productivity and scale benefits of our new, five-year pilot contract; and

•	continuing our aggressive procurement strategy.

Couple Low Fares with Expanded Ancillary Services to Stimulate Traffic and Generate More Stable Revenues. Our low costs enable us to operate profitably at low-fare levels, and we intend to continue reducing base fares to stimulate demand from price-sensitive customers. By stimulating traffic, our goal is to maximize non-ticket revenues by increasing passenger volume and load factor, which is the percentage of seats actually occupied on a flight. We plan to continue expanding our portfolio of ancillary products and services, through new programs and enhancements to existing offerings. We also seek to maximize revenue opportunities through multiple interactions with customers at different stages of their travel, from pre-purchase through travel and post-trip. As we broaden the ancillary products and services we sell to our customers and increase non-ticket revenues, we believe we will be able to further lower base fares while maintaining profitability, thereby further stimulating demand while adding stability to our revenue stream. Additionally, our innovative fuel pass-through separately shows the fuel cost component of the base fare, providing fare transparency to consumers while encouraging a fare strategy with disciplined cost coverage.

Profitably Expand Our Network in Attractive Caribbean, Latin American and U.S. Domestic Markets. We anticipate further penetrating attractive international and domestic markets currently underserved by low-cost carriers by increasing frequency and aircraft capacity on our existing routes, as well as by starting new routes to cities we do not yet serve. We believe we can accomplish this by:

•	using our knowledge of local Caribbean and Latin American markets and expertise in local regulatory and business practices to optimize our route structure and schedule;

•	pursuing attractive new route opportunities in markets that limit air carrier competition through frequency or carrier designation restrictions; and

•

selectively expanding our presence in large U.S. markets that feed traffic to and through our South Florida base as well as in underserved U.S. cities where we can develop or maintain a significant share of the local market.

Leverage Our Brand to Grow Revenue. We will seek to continue generating customer loyalty as the low-fare brand of choice in the markets we serve in order to drive future ticket sales, support further network expansion and increase load factors. In addition, we intend to leverage our customer base in order to increase non-ticket revenues by broadening our brand, product and service offerings. These plans include a focus on increasing sales of itinerary attachments on a commission basis and generating additional fees from proprietary, brand-based services, such as our FREE SPIRIT miles and our $9 Fare Club ultra low-fare subscription service.

Maintain Disciplined Fleet and Network Growth. We employ a disciplined route and fleet expansion strategy that helps us maintain profitability across our network. Our goal is to react quickly to changes in the economic environment and market conditions so each route and each aircraft we operate delivers incremental operating profitability. For example, we modified our growth plan in late 2008 in response to record high fuel prices and rapidly deteriorating economic conditions by terminating leases for seven aircraft. We have committed aircraft deliveries through 2015 that will add 36 new A320-family aircraft to our present fleet of 26 A319, four A320 and two A321 aircraft. Consistent with our ULCC model, the new A320s being introduced by us in 2010 are configured with 178 passenger seats as compared to 150 passenger seats per plane utilized by some of our competitors, including JetBlue Airways. Our current fleet plan calls for growth from 28 aircraft in 2009, to 32 at the end of 2010 and to 68 aircraft by 2015. We intend to continue monitoring closely our scheduled ramp-up in aircraft while we expand our network in order to reduce the risk of overextension and undue exposure in market downturns. We expect to use our additional aircraft to add capacity on existing routes in both our targeted growth markets and our higher demand domestic routes, as well as to expand our network footprint. The introduction of higher-capacity A320 aircraft to supplement our current fleet supports further reductions in unit costs and allows us to deploy the right-sized aircraft according to route length, passenger volume and seasonality.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include:

•	the ability to operate in an extremely competitive industry;

•	the ability to control our costs;

•	the price and availability of aircraft fuel;

•	changes in economic conditions;

•	security concerns resulting from any threatened or actual terrorist attacks or other hostilities;

•	any restrictions on or increased taxes applicable to fees or other charges for ancillary services;

•	any increased governmental regulation;

•

any increased labor costs, union disputes, employee strikes, and other labor-related disruptions, including in connection with our current negotiations with the union representing our flight attendants;

•	aircraft-related fixed obligations that could impair our liquidity;

•	our ability to obtain financing or access capital markets;

•	our ability to hedge our fuel requirements;

•	any flight delays or cancellations;

•	our ability to implement our growth strategy, including growth of our ancillary services;

•	our ability to expand or operate reliably or efficiently out of Fort Lauderdale–Hollywood International Airport;

•	our reliance on third-party service providers to perform functions integral to our operations, such as our reservation system and a single service provider for our jet fuel; or

•	our reputation and business being adversely affected in the event of an emergency, accident or similar incident involving our aircraft or by negative publicity regarding our business model.

Our History

We were founded in 1964 as Clippert Trucking Company, a Michigan corporation. In 1974, we changed our name to Ground Air Transfer, Inc. and, beginning in 1983, started doing business as Charter One, a charter tour operator providing travel packages to entertainment destinations such as Atlantic City, Las Vegas and the Bahamas. In 1990, we received our Air Carrier Certificate from the Federal Aviation Administration and began air charter operations. In 1992, we renamed ourselves Spirit Airlines, Inc. and thereafter began adding scheduled passenger service to destinations such as Fort Lauderdale, Detroit, Myrtle Beach, Los Angeles and New York. In 1994, we reincorporated in Delaware, and in 1999 we relocated our headquarters office to Miramar, Florida.

Investment funds managed by Oaktree Capital Management, L.P., or Oaktree, gained control of Spirit after making investments in 2004 and 2005. With the change in ownership, we began to reconstitute our executive management team, changed our business strategy and positioned ourselves as a low-cost carrier with a focus on expanding our Caribbean and Latin American routes. We closed several unprofitable domestic routes and established Fort Lauderdale–Hollywood International Airport as our main base of operations. We began to transition to an all Airbus fleet in 2004 and completed the transition in 2006.

In July 2006, we underwent a corporate recapitalization in which investment funds managed by Indigo Partners LLC, or Indigo, acquired a majority stake in us. After this recapitalization, we began implementing our ULCC business model and further expanding our Caribbean and Latin American routes, and we completed the transition to a new executive management team. Indigo is a private equity fund focused on investing in air transportation companies, with investments in five other ULCC model airlines, including Avianova based in Russia, Mandala Airlines based in Indonesia, Tiger Airways based in Singapore and Australia, Volaris based in Mexico and Wizz Air based in Central and Eastern Europe.

Our principal executive offices are located at 2800 Executive Way, Miramar, Florida 33025. Our general telephone number is (954) 447-7920 and our website address is www.spiritair.com. We have not incorporated by reference into this prospectus any of the information on our website and you should not consider our website to be a part of this document. Our website address is included in this document for reference only.

Spirit Airlines®, the Spirit logo, Big Front Seat®, $9 Fare Club™ and FREE SPIRIT® are trademarks of Spirit Airlines, Inc. in the United States and other countries. This prospectus also contains trademarks and tradenames of other companies.

2010 Recapitalization

On September 17, 2010, we entered into a recapitalization agreement, which we refer to as the Recapitalization Agreement, with the holders of all of our outstanding debt, shares of Class A Preferred Stock and shares of Class B Preferred Stock, including our controlling stockholders, investment funds managed by Oaktree and investment funds managed by Indigo. The Recapitalization Agreement provides, among other things, that upon the closing of this offering all outstanding debt and all outstanding preferred stock will either be repaid or redeemed, or exchanged for our common stock.

As of September 30, 2010, we had outstanding the following debt, substantially all of which is held by our controlling stockholders:

•

secured Tranche A Notes held by investment funds managed by Oaktree bearing interest at 17% per annum due December 31, 2011 in the principal amount of approximately $66.7 million, which we refer to as the Tranche A Notes;

•

secured Tranche B Notes held by investment funds managed by Oaktree and investment funds managed by Indigo bearing interest at 17% per annum due December 31, 2011 in the principal amount of $65.0 million, which we refer to as the Tranche B Notes; and

•

certain other secured and unsecured notes held by individual investors (bearing interest at rates varying from prime plus 0.95% to a fixed rate of 19%) in the original aggregate principal amount of approximately $13.7 million, which we refer to as the Subordinated Notes, and, together with the Tranche A Notes and Tranche B Notes, the Notes.

As of September 30, 2010, the aggregate principal amount and accrued and unpaid interest on the Notes was $271.3 million. Please see “Description of Principal Indebtedness.”

Also as of September 30, 2010, there were 100,000 shares of our Class A Preferred Stock and 2,850 shares of our Class B Preferred Stock outstanding. As of September 30, 2010, the aggregate par value plus accreted and unpaid dividends, which we refer to as Liquidation Preference, on shares of our Class A Preferred Stock and Class B Preferred Stock was $78.5 million. Please see “Description of Capital Stock—Preferred Stock.”

The Recapitalization Agreement provides that, in connection with this offering, after we pay underwriting discounts on the shares sold by us and the expenses of this offering payable by us (which will include those incurred by the selling stockholders, other than underwriting discounts on the shares offered by them):

•	we will retain net proceeds from the sale of shares of common stock by us in this offering equal to $150.0 million;

•	we will pay Indigo $1.6 million to terminate their professional services agreement with us;

•	we will pay three individual, unaffiliated holders of our Subordinated Notes a fee equal to $450,000 in the aggregate;

•

if we have not already paid the commitment fees owing to affiliates of Oaktree and Indigo that provided guarantees of up to $11.8 million in connection with our letter of credit facility, we will pay such commitment fees, which as of September 30, 2010 totaled $4.3 million; and

•

the remaining net proceeds of this offering, which we estimate to be $             based on an assumed initial public offering price of $            per share (the mid-point of the range set forth on the cover page of this prospectus), will be used to pay a portion of the outstanding principal amounts of the Tranche A Notes and Tranche B Notes and all accrued and unpaid interest thereon, to redeem a portion of the outstanding shares of Class B Preferred Stock and, to the extent funds are available, to redeem a portion of the outstanding shares of Class A Preferred Stock. Of such net proceeds, 25% will be used to pay principal and interest on certain of the Tranche B Notes owned by investment funds managed by

Indigo and 75% will be used to pay principal and interest on certain of the Tranche A Notes and Tranche B Notes, to redeem (at a redemption price per share equal to the Liquidation Preference) certain of the outstanding shares of Class B Preferred Stock owned by an unaffiliated individual stockholder and, to the extent funds are available, to redeem (at a redemption price per share equal to the Liquidation Preference) certain of the outstanding shares of Class A Preferred Stock owned by investment funds managed by Oaktree.

Also in connection with the closing of this offering:

•

all Notes that remain outstanding after the application of net proceeds of this offering will be exchanged for a number of shares of common stock equal to the principal amount and accrued and unpaid interest thereon divided by a price per share equal to the initial public offering price set forth on the cover page of this prospectus;

•

all shares of Class A Preferred Stock and Class B Preferred Stock that remain outstanding after the application of net proceeds of this offering will be exchanged for a number of shares of common stock equal to the Liquidation Preference of such shares divided by a price per share equal to the initial public offering price set forth on the cover page of this prospectus; and

•

each share of Class B Common Stock shall be exchanged for one share of common stock, provided that investment funds managed by Indigo may retain all or a portion of the shares of Class B Common Stock owned by them and cause such shares to be exchanged for the same number of shares of a newly-established class of non-voting common stock, which will have the same rights as the common stock, except it will be non-voting and will have the right to convert on a share-for-share basis into common stock at the election of the holder.

As a result of this recapitalization, which we refer to as the 2010 Recapitalization, upon the closing of this offering there will be no Notes and no shares of Preferred Stock outstanding.

The Recapitalization Agreement also provides that we will enter into the Tax Receivable Agreement, if approved by our board of directors, and thereby distribute immediately prior to the completion of this offering to each holder of our common stock as of such time, or the Pre-IPO Stockholders, the right to receive certain future payments related to our net operating loss, deferred interest deductions and certain tax credits for federal income tax purposes that are attributable to periods ended on or before September 30, 2010. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

THE OFFERING

Common stock offered:	shares (or shares if the underwriters exercise their over-allotment option in full).

Shares outstanding after the offering	shares (1).

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and expenses of this offering payable by us.

We will retain net proceeds from the sale of shares of common stock by us in this offering equal to $150.0 million. The remaining net proceeds will be used for the following purposes and in the following amounts:

•	we will pay $1.6 million to Indigo in connection with the termination of their professional services agreement with us;

•	we will pay three individual, unaffiliated holders of our Subordinated Notes a fee equal to $450,000 in the aggregate;

•

if we have not already paid the commitment fees owing to affiliates of Oaktree and Indigo that provided guarantees of up to $11.8 million in connection with our letter of credit facility, we will pay such commitment fees, which as of September 30, 2010 totaled $4.3 million; and

•

we will use the remaining net proceeds, which we estimate to be approximately $            , to repay Tranche A Notes and Tranche B Notes held by investment funds managed by Indigo and Oaktree, our controlling stockholders, to redeem (at a redemption price per share equal to the Liquidation Preference) certain of the outstanding shares of Class B Preferred Stock owned by an unaffiliated individual stockholder and, to the extent funds are available, to redeem certain of the shares of Class A Preferred Stock owned by investment funds managed by Oaktree.

We intend to use the $150.0 million of net proceeds from this offering that we retain for general corporate purposes, including cash reserves, working capital, sales and marketing activities, general and administrative matters and capital expenditures, including future flight equipment acquisitions. Please see “Use of Proceeds.”

If the over-allotment option is exercised, we will not receive any proceeds from the sale of shares offered by the selling stockholders. Affiliates of Indigo and Oaktree are our controlling stockholders and are the selling stockholders in this offering. Please see “Principal and Selling Stockholders.”

Risk factors	Please see “Risk Factors” beginning on page 19 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Stock Market symbol	“ ”

(1) The number of shares of our common stock outstanding after this offering is based on 26,864,075 shares outstanding as of September 30, 2010, and excludes:

•	an aggregate of 181,375 shares of common stock reserved for issuance under our Amended and Restated 2005 Incentive Stock Plan;

•	an aggregate of shares of common stock reserved for issuance under our 2010 Equity Incentive Award Plan; and

•

454,500 shares of common stock issuable upon the exercise of stock options outstanding under our Amended and Restated 2005 Incentive Stock Plan, of which 2,500 are vested as of the date of this prospectus.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•	no exercise of the underwriters’ over-allotment option to purchase up to additional shares of our common stock from the selling stockholders;

•	that we have issued shares of common stock in connection with the 2010 Recapitalization; and

•	all shares of Class B Common Stock have been exchanged for shares of common stock on a share-for-share basis.

The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the Recapitalization Agreement:

•

all of the principal amount and accrued and unpaid interest on all of our outstanding Notes either will be repaid with a portion of the net proceeds from this offering or, to the extent not repaid, exchanged for a number of shares of common stock equal to the principal amount and accrued and unpaid interest of such unpaid Notes divided by a price per share equal to the initial public offering price set forth on the cover page of this prospectus;

•

all shares of Class A Preferred Stock and Class B Preferred Stock outstanding immediately prior to this offering either will be redeemed and all accrued and unpaid dividends related to such shares will be paid with a portion of the net proceeds from this offering or, to the extent such shares are not redeemed, such shares will be exchanged for a number of shares of common stock equal to the Liquidation Preference of such shares divided by a price per share of common stock equal to the initial public offering price set forth on the cover page of this prospectus; and

•

each share of Class B Common Stock shall be exchanged for one share of common stock, provided investment funds managed by Indigo may retain all or a portion of the shares of Class B Common Stock owned by them and cause such shares to be exchanged for the same number of shares of another class of capital stock, which will have the same rights as the common stock, except it will be non- voting and will have the right to convert on a share-for-share basis into common stock at the election of the holder.

In this prospectus, we have calculated the number of shares of common stock to be issued pursuant to the 2010 Recapitalization using an assumed offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), an assumed offering date of                     , 2010 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock, and the application of the net proceeds to us. For more information, please see “Use of Proceeds” and “Certain Relationships and Related Transactions—2010 Recapitalization Agreement” elsewhere in this prospectus.

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in a change in (1) after application of the net proceeds as set forth in “Use of Proceeds,” the amount of outstanding Notes and the number of outstanding shares of Preferred Stock to be exchanged for shares of common stock (instead of being repaid or redeemed, as the case may be) immediately prior to the consummation of this offering and (2) the number of shares of common stock that would be issued upon exchange for such securities. The following table, based on the assumptions described above, shows the effect of various initial public offering prices on the amount of Notes repaid, the number of shares of Preferred Stock redeemed, and the number of shares of common stock that would be issued in exchange for the Notes and shares of Preferred Stock remaining outstanding. The initial public offering prices shown below are hypothetical and illustrative only.

Initial Offering Price	Note Repayment	Preferred Stock Redemption	Shares of Common Stock issued upon Exchange for Notes and Preferred Stock	Total Shares of Common Stock Outstanding after this Offering (A)
$	$	$
$
$
$
$
$ (mid-point)
$
$
$
$
$

(A)	Based on the number of shares of our common stock outstanding as of September 30, 2010 and includes the conversion of 6,015,228 shares of Class B Common Stock into common stock on a share-for-share basis, but excludes the following:

•	an aggregate of 181,375 shares of common stock reserved for issuance under our Amended and Restated 2005 Incentive Stock Plan;

•	an aggregate of shares of common stock reserved for issuance under our 2010 Equity Incentive Award Plan; and

•

454,500 shares of common stock issuable upon the exercise of stock options outstanding under our Amended and Restated 2005 Incentive Stock Plan, of which 2,500 are vested as of the date of this prospectus.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following tables summarize the financial and operating data for our business for the periods presented. You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, all included elsewhere in this prospectus.

We derived the summary statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 from our audited financial statements included in this prospectus. We derived the statements of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 from our audited financial statements not included in this prospectus. We derived the summary statements of operations data for the nine months ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 from our unaudited condensed financial statements included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the nine months ended September 30, 2010 are not necessarily indicative of results to be expected for the full year.

	For the years ended December 31,					For the nine months ended September 30,
	2005	2006	2007	2008	2009	2009	2010 (1)
	(in thousands except share and per share data)
Operating revenues:
Passenger	$468,421	$519,351	$686,447	$657,448	$536,181	$407,282	$399,155
Non-ticket	16,028	23,836	76,432	129,809	163,856	121,761	163,552

Total operating revenues	484,449	543,187	762,879	787,257	700,037	529,043	562,707

Operating expenses:
Aircraft fuel (2)	160,557	176,332	251,230	299,094	181,107	131,835	178,159
Salaries, wages and benefits	144,305	129,685	146,626	147,015	135,420	100,689	114,719
Aircraft rent	60,045	93,136	119,686	105,605	89,974	67,821	72,936
Landing fees and other rents	25,919	25,645	42,441	43,331	42,061	32,214	35,651
Distribution	26,129	25,173	36,315	37,816	34,067	24,319	30,421
Maintenance, materials and repairs	27,194	22,127	23,448	24,237	27,536	22,013	20,644
Depreciation and amortization	10,660	9,552	5,401	4,236	4,924	3,536	4,317
Other operating	86,476	90,200	105,503	85,608	72,921	54,433	61,107
Loss on disposal of assets	(1,093)	3,853	94	4,122	1,010	1,015	77
Restructuring (3)	6,272	32,499	142	17,902	(392)	(134)	137

Total operating expenses	546,464	608,202	730,886	768,966	588,628	437,741	518,168

Operating (loss) income	(62,015)	(65,015)	31,993	18,291	111,409	91,302	44,539

Other expense (income):
Interest expense (4)	16,893	20,985	38,163	40,245	46,892	35,319	38,007
Capitalized interest (5)	(943)	(2,299)	(1,755)	(166)	(951)	(704)	(927)
Interest income	(2,024)	(3,183)	(5,951)	(1,976)	(345)	(298)	(242)
Gain on extinguishment of debt (6)	—	—	—	(53,673)	(19,711)	—	—
Other expense (income)	59	134	130	214	298	155	102

Total other expense (income)	13,985	15,637	30,587	(15,356)	26,183	34,472	36,940

Income/(loss) before income taxes	(76,000)	(80,652)	1,406	33,647	85,226	56,830	7,599

Provision/(benefit) for income taxes (7)	—	—	44	388	1,533	1,022	(52,993)

Net (loss)/income	$(76,000)	$(80,652)	$1,362	$33,259	$83,693	$55,808	$60,592

Earnings Per Share:
Basic	(10.30)	(4.57)	0.05	1.29	3.23	2.16	2.32
Diluted	(10.30)	(4.57)	0.05	1.29	3.18	2.14	2.26
Weighted average shares outstanding
Basic	7,375,889	17,639,596	25,746,445	25,780,070	25,910,766	25,889,759	26,154,670
Diluted	7,375,889	17,639,596	25,861,095	25,879,860	26,315,121	26,050,741	26,775,175

Other financial data (unaudited):
EBITDA (8):	$(51,414)	$(55,597)	$37,264	$75,986	$135,746	$94,683	$48,754
Adjusted EBITDA (8):	(42,530)	(17,484)	28,022	55,016	116,837	96,815	49,048
Adjusted EBITDAR (8):	17,515	75,652	147,708	160,621	206,811	164,636	121,984

	For the year ended December 31, 2009	For the nine months ended September 30, 2010
Pro forma earnings per share (9):
Basic	$	$
Diluted
Pro forma weighted average shares outstanding (9):
Basic
Diluted

(1)	We estimate that the 2010 pilot strike had a net negative impact on our operating income for the quarter and nine months ended September 30, 2010 of approximately $25 million consisting of an estimated $29 million in lost revenues, and approximately $4 million of incremental costs resulting from the strike, offset in part by reduced variable expenses avoided during the strike of approximately $8 million. Additionally, under the terms of the new pilot contract, we also accrued $2.6 million in return-to-work payments during the second quarter, which are not included in the strike impact costs described above.
(2)	Aircraft fuel expense is the sum of (i) “into-plane fuel cost,” which includes the cost of jet fuel and certain other charges such as fuel taxes and oil, (ii) settlement gains and losses, and (iii) unrealized mark-to-market gains and losses associated with fuel hedge contracts. The following table summarizes the components of aircraft fuel expense for the periods presented:

	For the year ended December 31,					For the nine months ended September 30,
	2005	2006	2007	2008 (*)	2009	2009	2010
	(in thousands)
Into-plane fuel cost	$167,161	$175,615	$265,226	$359,097	$181,806	$129,974	$179,212
Settlement (gains) losses	(9,351)	(339)	(3,714)	(69,876)	750	1,215	(125)
Unrealized mark-to-market (gains) losses	2,747	1,056	(10,282)	9,873	(1,449)	646	(928)

Aircraft Fuel	$160,557	$176,332	$251,230	$299,094	$181,107	$131,835	$178,159

(*)	In July 2008, we monetized all of our fuel hedge contracts, which included hedges that had scheduled settlement dates during the remainder of 2008 and in 2009. We recognized a gain of $37.8 million representing cash received upon monetization of these contracts, of which a gain of $14.2 million related to 2009 fuel hedge positions.

(3)	Restructuring charges include: (i) for 2005, 2006 and 2007, amounts relating to the accelerated retirement of our MD-80 fleet, (ii) for 2008 and 2009, amounts relating to the early termination of seven leased Airbus A319 aircraft, a related reduction in workforce and the exit facility costs in 2008, (iii) for the nine months ended September 30, 2010, exit facility costs, and (iv) for the nine months ended September 30, 2009, sale of previously-expensed MD-80 parts. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring Charges.”
(4)	Substantially all of the interest expense recorded in 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 relates to Notes and Preferred Stock held by our principal stockholders that will be repaid or redeemed, or exchanged for shares of common stock, in connection with the closing of the offering contemplated by this prospectus. Accordingly, those amounts are not indicative of amounts to be reported in our statement of operations after the closing of this offering. Please see “Use of Proceeds” and “Capitalization.”
(5)	Interest attributable to funds used to finance the acquisition of new aircraft, including pre-delivery deposit payments, or PDPs, is capitalized as an additional cost of the related asset. Interest is capitalized at the weighted average implicit lease rate of our aircraft.
(6)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements, which provided for the cancellation of shares of Class A Preferred Stock and reduction of the liquidation preference of the remaining Class A Preferred Stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”
(7)	Net income for the nine months ended September 30, 2010 includes the recognition of a $53.5 million tax benefit due to the release of a substantial portion of the valuation allowance on our net deferred tax assets in the third quarter of 2010. Absent the release of the valuation allowance and corresponding tax benefit, our net income would have been $7.1 million for the nine months ended September 30, 2010. Immediately prior to the completion of this offering, we intend to enter into the Tax Receivable Agreement and thereby distribute to the Pre-IPO Stockholders the right to receive a pro rata share of the future payments to be made under such agreement. These future payments to the Pre-IPO Stockholders (estimated as of September 30, 2010 to be approximately $39.0 million) will be in an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal net operating loss, deferred interest deductions and certain tax credits held by us as of September 30, 2010. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”
(8)

EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. Adjusted EBITDA eliminates several significant items historically reflected in our statement of operations, but which will not be relevant after the closing of the offering contemplated by this prospectus, including interest expense on indebtedness and gain on extinguishment of Notes and Preferred Stock to be repaid or redeemed, or exchanged for common stock, in connection with this offering, management fees we will cease paying after the completion of this offering and expenses of this offering unrelated to our continuing operations. We have also adjusted for stock-based compensation expenses, the amount of which is dependent on market comparables, and other non-operating matters that are outside of our control and thus not indicators of our ongoing operating performance. Adjusted EBITDA also eliminates charges from two significant restructuring programs involving the accelerated conversion of our entire fleet from McDonnell Douglas MD-80 family aircraft to Airbus A320 family aircraft and a reduction in the fleet in mid-2008 in response to record high fuel prices and rapidly deteriorating economic conditions, both of which we believe are unique events unrelated to our ongoing operating activities. Further, we believe Adjusted EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. We also use Adjusted EBITDA and Adjusted EBITDAR to establish performance measures for executive compensation purposes. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA as presented may not be directly comparable to similarly titled measures presented by other companies.

EBITDA, Adjusted EBITDA and Adjusted EBITDAR have limitations as an analytical tool. Some of these limitations are: EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements; non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and other companies in our industry may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income (loss) for the periods indicated below:

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010(g)
	(in thousands)
Reconciliation:
Net income (loss)	$(76,000)	$(80,652)	$1,362	$33,259	$83,693	$55,808	$60,592
Plus (minus):
Interest expense	16,893	20,985	38,163	40,245	46,892	35,319	38,007
Interest income	(2,024)	(3,183)	(5,951)	(1,976)	(345)	(298)	(242)
Provision/(benefit) for income taxes	—	—	44	388	1,533	1,022	(52,993)
Depreciation and amortization	10,660	9,552	5,401	4,236	4,924	3,536	4,317
Capitalized interest	(943)	(2,299)	(1,755)	(166)	(951)	(704)	(927)

EBITDA	(51,414)	(55,597)	37,264	75,986	135,746	94,683	48,754

Gain on extinguishment of debt (a)	—	—	—	(53,673)	(19,711)	—	—
Management fees (b)	958	652	800	800	800	600	600
Equity based stock compensation (c)	—	53	4	6	113	5	408
Restructuring (d)	6,272	32,499	142	17,902	(392)	(134)	137
Transaction expenses (e)	—	—	—	—	720	—	—
Unrealized mark-to-market gains and losses (f)	2,747	1,056	(10,282)	9,873	(1,449)	646	(928)
Loss on disposal of assets	(1,093)	3,853	94	4,122	1,010	1,015	77

Adjusted EBITDA	(42,530)	(17,484)	28,022	55,016	116,837	96,815	49,048

Aircraft rentals	60,045	93,136	119,686	105,605	89,974	67,821	72,936

Adjusted EBITDAR	17,515	75,652	147,708	160,621	206,811	164,636	121,984

(a)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements, which provided for the cancellation of shares of Class A Preferred Stock and reduction of the liquidation preference of the remaining Class A Preferred Stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”
(b)	Management fees include annual fees we paid to our sponsors pursuant to professional services agreements, one of which was terminated in 2005 and the other of which will be terminated in connection with the closing of this offering, and the reimbursement of certain expenses incurred thereunder. Please see “Use of Proceeds” and “Certain Relationships and Related Transactions.”
(c)	Equity based stock compensation is a non-cash expense relating to our equity based compensation program.
(d)

Restructuring charges include: (i) for 2005, 2006 and 2007, amounts relating to the accelerated retirement of our MD-80 fleet, (ii) for 2008 and 2009, amounts relating to the early termination in mid-2008 of leases for seven Airbus A319 aircraft, a related reduction in workforce and the exit facility costs associated with returning planes in 2008, (iii) for the nine months ended

September 30, 2010, exit facility costs, and (iv) for the nine months ended September 30, 2009, sale of previously-expensed MD-80 parts. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring Charges.”

(e)	Transaction expenses include professional fees incurred in connection with an acquisition transaction that was not completed.
(f)	Unrealized mark-to-market gains and losses is comprised of non-cash adjustments to fuel expenses.
(g)	Reflects the effects of the strike of our pilots in June 2010. Please see footnote (1) above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 2010 Pilot Strike.”

(9)	Pro forma earnings per share is presented for the year ended December 31, 2009 and the nine months ended September 30, 2010 to give effect to: (i) the repayment of all of our outstanding indebtedness and Preferred Stock and the termination of any outstanding letters of credit supporting collateral obligations due to our credit card processors through (x) the application of a portion of the net proceeds from the sale of shares of common stock by us in this offering, (y) the exchange of any Notes not repaid with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement and (z) the exchange of any shares of Preferred Stock not redeemed with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; (ii) adding back to net income the interest expense recorded in our statement of operations related to the indebtedness, Preferred Stock and letters of credit assumed to be retired ($ million for the year ended December 31, 2009 and $ million for the nine months ended September 30, 2010) and (iii) the issuance of shares of common stock in this offering and pursuant to the Recapitalization Agreement. The number of such shares issued assumes an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and an offering date of , 2010 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock. The number of shares outstanding for purposes of this calculation will increase or decrease with the assumed initial offering price by a number of shares approximately as set forth in the table provided in the “Capitalization—2010 Recapitalization” section of this prospectus, under the column captioned “Total Shares of Common Stock Outstanding after this Offering.”

The following table presents our historical balance sheet data as of September 30, 2010, and on a pro forma as adjusted basis to give effect to the 2010 Recapitalization, the Tax Receivable Agreement and this offering.

	As of September 30, 2010
	Actual	Pro Forma As Adjusted (1)(2)
	(in thousands)
Cash and cash equivalents	$73,658	$
Total assets	448,878
Long-term debt, including current portion (3)	242,232		—
Mandatorily redeemable preferred stock	78,522		—
Stockholders’ (deficit) equity (4)	(117,127)

(1)	Gives effect to (i) the receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering, the deduction of underwriting discounts and offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds;” (ii) the exchange of any Notes not repaid with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; (iii) the exchange of any shares of Preferred Stock not redeemed with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; and (iv) entry into the Tax Receivable Agreement.
(2)	Assumes an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and an offering date of , 2010 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock. Please see “Capitalization” for a sensitivity analysis of the shares of common stock to be outstanding based on various assumed initial public offering prices.
(3)	Includes $15.2 million of long-term debt, including $3.2 million of current portion, and $227.0 million of obligations to related parties.
(4)	Reflects a reduction in additional paid-in capital, on a pro forma, as adjusted basis, from the recognition of the liability equal to the total estimated payments (approximately $39.0 million as of September 30, 2010) to be made under the Tax Receivable Agreement.

OPERATING STATISTICS

	For the year ended December 31,					For the nine months ended September 30,
	2005	2006	2007	2008	2009	2009	2010
Operating Statistics (unaudited) (A)
Average aircraft	31.4	31.4	35.9	32.8	28.0	28.1	29.9
Aircraft at end of period	33	31	36	28	28	28	32
Airports served in the period	19	30	40	45	43	42	40
Average daily aircraft utilization (hours)	8.9	9.1	11.5	12.6	13.0	13.1	12.7
Average stage length (miles)	919	881	956	925	931	929	937
Block hours	101,481	103,962	150,644	150,827	133,227	100,434	103,797
Passenger flight segments (thousands)	4,742	4,967	6,974	6,976	6,325	4,804	5,047
Revenue passenger miles (RPMs) (thousands)	4,500,803	4,554,125	6,850,565	6,599,809	6,039,064	4,584,305	4,809,049
Available seat miles (ASMs) (thousands)	5,696,655	5,794,099	8,461,861	8,262,230	7,485,141	5,652,952	5,919,283
Load factor (%)	79.0	78.6	81.0	79.9	80.7	81.1	81.2
Average ticket revenue per passenger flight segment ($’s)	98.78	104.56	98.44	94.24	84.77	84.78	79.0
Average non-ticket revenue per passenger flight segment ($’s)	3.38	4.80	10.96	18.61	25.91	25.35	32.41
Total revenue per passenger flight segment ($’s)	102.16	109.36	109.40	112.85	110.68	110.13	111.50
Average yield (cents)	10.76	11.93	11.14	11.93	11.59	11.54	11.70
Operating revenue per ASM (RASM) (cents)	8.50	9.37	9.02	9.53	9.35	9.36	9.51
CASM (cents)	9.59	10.50	8.64	9.31	7.86	7.74	8.75
CASM excluding restructuring, or Adjusted CASM (cents) (B)(C)	9.43	9.92	8.76	8.97	7.89	7.73	8.77
Adjusted CASM ex fuel (cents) (B)	6.66	6.89	5.67	5.47	5.45	5.41	5.74
Fuel gallons consumed (thousands)	92,281	82,980	113,842	109,562	98,422	74,228	77,956
Average economic fuel cost per gallon ($’s)	1.71	2.11	2.30	2.64	1.85	1.77	2.30

(A)	See “Glossary of Airline Terms” elsewhere in this prospectus for definitions of terms used in this table.

(B)	Excludes restructuring charges of $6.3 million (0.11 cents per ASM) in 2005, $32.5 million (0.56 cents per ASM) in 2006, $0.1 million (less than 0.01 cents per ASM) in 2007, $17.9 million (0.22 cents per ASM) in 2008, and credits of $0.4 million (0.01 cents per ASM) in 2009, $0.1 million (less than 0.01 cents per ASM) in the nine months ended September 30, 2009 and $0.1 million (less than 0.01 cents per ASM) in the nine months ended September 30, 2010. Excluded amounts relate to the accelerated retirement of our MD-80 fleet and the early termination in mid-2008 of leases for seven Airbus A319 aircraft and a related reduction in workforce. These amounts are excluded from all calculations of CASM provided in this prospectus. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring Charges.”

(C)	Excludes unrealized mark-to-market (gains) and losses $2.7 million (0.05 cents per ASM) in 2005, $1.1 million (0.02 cents per ASM) in 2006, $(10.3) million ((0.12) cents per ASM) in 2007, $9.9 million (0.12 cents per ASM) in 2008, $(1.4) million ((0.02) cents per ASM) in 2009, $0.6 million (0.01 cents per ASM) in the nine months ended September 30, 2009 and $(0.9) million ((0.02) cents per ASM) in the nine months ended September 30, 2010. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

GLOSSARY OF AIRLINE TERMS

Set forth below is a glossary of industry terms used in this prospectus:

“Adjusted CASM” means operating expenses, excluding restructuring charges and mark-to-market gains or losses, divided by ASMs.

“Adjusted CASM ex fuel” means operating expenses less aircraft fuel expense and excluding restructuring charges and mark-to-market gains or losses, divided by ASMs.

“AFA-CWA” means the Association of Flight Attendants-CWA.

“Air traffic liability” or “ATL” means the value of tickets sold in advance of travel.

“ALPA” means the Airline Pilots Association, International.

“ASIF” means an Aviation Security Infrastructure Fee assessed by the TSA on each airline.

“Available seat miles” or “ASMs” means the number of seats available for passengers multiplied by the number of miles the seats are flown.

“Average aircraft” means the average number of aircraft used in flight operations, as calculated on a daily basis.

“Average daily aircraft utilization” means block hours divided by number of days in the period divided by average aircraft.

“Average economic fuel cost per gallon” means into-plane fuel expense plus cash paid to or less the cash received from hedge counterparties for hedges that we settled during the relevant period, including hedges that we terminated early during the period. The key difference between aircraft fuel expense and economic fuel expense is the timing of gain or loss recognition on our hedge portfolio. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses.”

“Average ticket revenue per passenger flight segment” means total passenger revenue divided by passengers.

“Average non-ticket revenue per passenger flight segment” means the total non-ticket revenue divided by passengers.

“Average stage length” means the average number of miles flown per passenger flight segment.

“Average economic fuel cost per gallon” means total aircraft fuel costs, excluding mark-to-market gains and losses, divided by the total number of fuel gallons consumed.

“Average yield” means the average amount one passenger pays to fly one mile, calculated as total revenue divided by RPMs.

“Block hours” means the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.

“CASM” means operating expenses divided by ASMs.

“CBA” means a collective bargaining agreement.

“CBP” means United States Customs and Border Protection.

“DOT” means the United States Department of Transportation.

“EPA” means the United States Environmental Protection Agency.

“FAA” means the United States Federal Aviation Administration.

“FCC” means the United States Federal Communications Commission.

“FLL Airport” means the Fort Lauderdale-Hollywood International Airport.

“Into-plane fuel cost” represents the cost of jet fuel and certain other charges such as fuel taxes and oil.

“Into-plane fuel expense” means the price that we generally pay at the airport, or the “into-plane” price, including taxes and fees.

“Load factor” means the percentage of aircraft seats actually occupied on a flight (RPMs divided by ASMs).

“NMB” means the National Mediation Board.

“Operating revenue per ASM” or “RASM” means operating revenue divided by ASMs.

“Passenger flight segments” means the total number of passengers flown on all flight segments.

“PDP” means pre-delivery deposit payment.

“Revenue passenger miles” or “RPMs” means the number of miles flown by passengers.

“RLA” means the United States Railway Labor Act.

“TWU” means the Transport Workers Union of America.

“TSA” means the United States Transportation Security Administration.

“ULCC” means “ultra low-cost carrier.”

“VFR” means visiting friends and relatives.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. If any of these risks should occur, our business, operating results, financial condition or growth prospects could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Industry

We operate in an extremely competitive industry.

We face significant competition with respect to routes, fares and services. Within the airline industry, we compete with traditional network airlines, other low-cost airlines and regional airlines on many of our routes. Competition in most of the 40 destinations we presently serve is intense, due to the large number of carriers in those markets. Furthermore, other airlines may begin service or increase existing service on routes where we currently face no or little competition. Substantially all of our competitors are larger and have significantly greater financial and other resources than we do.

The airline industry is particularly susceptible to price discounting because once a flight is scheduled, airlines incur only nominal additional costs to provide service to passengers occupying otherwise unsold seats. Increased fare or other price competition could adversely affect our operations. Moreover, many other airlines have begun to unbundle services by charging separate fees for services such as baggage and advance seat selection. This unbundling and other cost reducing measures could enable competitor airlines to reduce fares on routes that we serve.

In addition, airlines increase or decrease capacity in markets based on perceived profitability. Decisions by our competitors that increase overall industry capacity, or capacity dedicated to a particular domestic or foreign region, market or route, especially increased capacity in and out of South Florida, could have a material adverse impact on our business. If a traditional network airline were to successfully develop a low-cost structure or if we were to experience increased competition from other low-cost carriers, our business could be materially adversely affected.

Our growth and the success of our ULCC business model could stimulate competition in our markets through our competitors’ development of their own ULCC strategies or new market entrants. Any such competitor may have greater financial resources and access to cheaper sources of capital than we do, which could enable them to operate their business with a lower cost structure than we can. If these competitors adopt and successfully execute a ULCC business model, we could be materially adversely affected.

There have been numerous mergers and acquisitions within the airline industry including, for example, the recent combinations of Delta Air Lines and Northwest Airlines and of United Airlines and Continental Airlines, and the pending merger of Southwest Airlines and AirTran Airways. In the future, there may be additional mergers and acquisitions in our industry. Any business combination could significantly alter industry conditions and competition within the airline industry and could cause fares of our competitors to be reduced.

The extremely competitive nature of the airline industry could prevent us from attaining the level of passenger traffic or maintaining the level of fares or revenues related to ancillary services required to sustain profitable operations in new and existing markets and could impede our growth strategy, which could harm our operating results. Due to our relatively small size, we are susceptible to a fare war or other competitive activities in one or more of our key markets, including South Florida, which could have a material adverse effect on our business, results of operations and financial condition.

Our low cost structure is one of our primary competitive advantages, and many factors could affect our ability to control our costs.

Our low cost structure is one of our primary competitive advantages. However, we have limited control over many of our costs. For example, we have limited control over the price and availability of aircraft fuel, aviation insurance, airport and related infrastructure taxes, the cost of meeting changing regulatory requirements, and our cost to access capital or financing. In addition, the compensation and benefit costs applicable to a significant portion of our employees are established by the terms of our collective bargaining agreements. We cannot guarantee we will be able to maintain a cost advantage over our competitors. If our cost structure increases and we are no longer able to maintain a cost advantage over our competitors, it could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is heavily impacted by the price and availability of aircraft fuel. Continued volatility in fuel costs or significant disruptions in the supply of fuel, including hurricanes and other events affecting the Gulf Coast in particular, could materially adversely affect our business, results of operations and financial condition.

Aircraft fuel costs represent our single largest operating cost, accounting for 34.4%, 38.9%, 30.8% and 34.4% of our total operating expenses for the fiscal years 2007, 2008 and 2009 and the nine months ended September 30, 2010, respectively. As such, our operating results are significantly affected by changes in the availability and the cost of aircraft fuel, especially aircraft fuel refined in the U.S. Gulf Coast region, on which we are highly dependent. Both the cost and the availability of aircraft fuel are subject to many meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. For example, a major hurricane making landfall along the Gulf Coast could cause disruption to oil production, refinery operations and pipeline capacity in that region, possibly resulting in significant increases in the price of aircraft fuel and diminished availability of aircraft fuel supplies. Any disruption to oil production, refinery operations or pipeline capacity in the Gulf Coast region could have a disproportionate impact on our operating results compared to other airlines that have more diversified fuel sources.

Aircraft fuel prices have been subject to high volatility, fluctuating substantially over the past several years and very sharply beginning in 2008. Due to the large proportion of aircraft fuel costs in our total operating cost base, even a relatively small increase in the price of aircraft fuel can have a significant negative impact on our operating costs and on our business, results of operations and financial condition.

Our fuel hedging strategy may not reduce our fuel costs.

In order to mitigate the risk to our business from future volatility in fuel prices, as of September 30, 2010, we had entered into fuel derivative contracts for approximately 44.5% and 9.5% of our forecasted aircraft fuel requirements through the end of 2010 and 2011, respectively. Additionally, during hurricane season (August through October), we use basis swaps, priced using West Texas Intermediate or Heating Oil indexes, to protect the refining price risk between the price of crude oil and the price of refined jet fuel. In addition to other fuel derivative contracts, we have historically protected approximately 40% of our forecasted fuel requirements during hurricane season using basis swaps. There can be no assurance that we will be able to enter into fuel hedge contracts in the future. Our liquidity and general level of capital resources impacts our ability to hedge our fuel requirements. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide sufficient protection against increased fuel costs or that our counterparties will be able to perform under our hedge contracts, such as in the case of a counterparty’s insolvency. Furthermore, our ability to react to the cost of fuel, absent hedging, is limited since we set the price of tickets in advance of incurring fuel costs. Our ability to pass on any significant increases in aircraft fuel costs through fare increases could also be limited. Finally, it is currently unknown what impact the Dodd-Frank Wall Street Reform and Consumer Protection Act will have on collateral and margin requirements for fuel hedging, which could significantly impair our ability to hedge our fuel costs. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trends and Uncertainties Affecting Our Business—Aircraft Fuel” for a description of our fuel hedging activities.

The airline industry is particularly sensitive to changes in economic conditions. Continued negative economic conditions or a reoccurrence of such conditions would negatively impact our business, results of operations and financial condition.

Our business and the airline industry in general are affected by many changing economic conditions beyond our control, including, among others:

•	changes and volatility in general economic conditions, including the severity and duration of any downturn in the United States or global economy and financial markets;

•

changes in consumer preferences, perceptions, spending patterns or demographic trends, including any increased preference for higher-fare carriers offering higher amenity levels, and reduced preferences for low-fare carriers offering more basic transportation, during better economic times;

•	higher levels of unemployment and varying levels of disposable or discretionary income;

•	depressed housing and stock market prices; and

•	lower levels of actual or perceived consumer confidence.

These factors can adversely affect, and from time to time have adversely affected, our results of operations, our ability to obtain financing on acceptable terms and our liquidity generally. Current unfavorable general economic conditions, such as higher unemployment rates, a constrained credit market, housing-related pressures and increased focus on reducing business operating costs can reduce spending for leisure, VFR and business travel. For many travelers, in particular the leisure and VFR travelers we serve, air transportation is a discretionary purchase that they can eliminate from their spending in difficult economic times. The overall decrease in demand for air transportation in the United States since 2008 resulting from record high fuel prices and the economic recession required that we take significant steps to reduce our capacity, which reduced our revenues and could continue to have a significant negative impact on our business for an extended period of time. Unfavorable economic conditions could also affect our ability to raise prices to counteract increased fuel, labor or other costs, resulting in a material adverse effect on our business, results of operations and financial condition.

The airline industry faces ongoing security concerns and related cost burdens, further threatened or actual terrorist attacks or other hostilities could significantly harm our industry and our business.

The terrorist attacks of September 11, 2001 and their aftermath negatively affected the airline industry. The primary effects experienced by the airline industry included:

•

substantial loss of revenue and flight disruption costs caused by the grounding of all commercial air traffic in or headed to the United States by the Federal Aviation Administration, or FAA, for about three days after the terrorist attacks;

•	increased security and insurance costs;

•	increased concerns about future terrorist attacks;

•	airport shutdowns and flight cancellations and delays due to security breaches and perceived safety threats; and

•	significantly reduced passenger traffic and yields due to the subsequent dramatic drop in demand for air travel.

Since September 11, 2001, the Department of Homeland Security and the Transportation Security Administration, or TSA, have implemented numerous security measures that restrict airline operations and increase costs, and are likely to implement additional measures in the future. For example, following the widely publicized attempt of an alleged terrorist to detonate plastic explosives hidden underneath his clothes on a Northwest Airlines flight on Christmas Day in 2009, international passengers became subject to enhanced random screening, which may include pat-downs, explosive detection testing or body scans. Enhanced passenger screening, increased regulation governing carry-on baggage and other similar restrictions on passenger travel may further increase passenger inconvenience and reduce the demand for air travel. In addition, increased or enhanced security measures have tended to result in higher governmental fees imposed on airlines, resulting in higher operating costs for airlines. Any future terrorist attacks or attempted attacks, even if not made directly on the airline industry, or the fear of such attacks or other hostilities (including elevated national threat warnings or selective cancellation or redirection of flights due to terror threats) would likely have a material adverse effect on our business, results of operations and financial condition, and on the airline industry in general.

Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airlines passengers could harm our business, results of operations and financial condition.

During 2009 and the first nine months of 2010, we generated non-ticket revenues of $163.9 million and $163.6 million, respectively. Our non-ticket revenues are generated from fees for, among other things, baggage, advance seat selection, change fees, and sales of onboard products and other items sold in conjunction with our scheduled air service. In April 2010, the U.S. Department of Transportation, or DOT, released a Notice of Proposed Rulemaking relating to how airlines handle interactions with passengers through the reservations process, at the airport and onboard the aircraft. The Notice of Proposed Rulemaking also related to certain proposals that would require airlines to publish to customers a full fare for a flight, including mandatory taxes and fees, as well as the cost of the flight including products and services “traditionally” paid for by customers. In addition, the U.S. Congress has begun investigating the airline industry practice of unbundling, including public hearings held in July 2010. If new taxes are imposed on non-ticket revenues, or laws or regulations are adopted that make unbundling of services impermissible, more cumbersome or expensive, our business, results of operations and financial condition could be harmed. Congressional scrutiny may also change industry practice or public willingness to pay for ancillary services. On August 3, 2010, the Airline Baggage Transparency and Accountability Act was introduced in the United States Senate. This legislation, if enacted, would impose federal taxes at a rate of up to 7.5% on charges for carry-on and checked baggage. We cannot predict whether the Airline Baggage Transparency and Accountability Act or any similar proposal will become law. If the Airline Baggage Transparency and Accountability Act or a similar provision were to be enacted, it is uncertain what effect it would have on our results of operations and financial condition.

Airlines are often affected by factors beyond their control, including air traffic congestion at airports; air traffic control inefficiencies; weather conditions, such as hurricanes; increased security measures; new travel related taxes or the outbreak of disease, any of which could harm our business, operating results and financial condition.

Like other airlines, we are subject to delays caused by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, adverse weather conditions, increased security measures, new travel related taxes and the outbreak of disease. Delays frustrate passengers and increase costs, which in turn could adversely affect profitability. The federal government singularly controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient and affordable manner. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel. U.S. and foreign air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. Adverse weather conditions and natural disasters, such as hurricanes affecting southern Florida and the Caribbean or the January 2010 earthquake in Port-au-Prince, Haiti, can cause flight cancellations or significant delays. Cancellations or delays due to weather conditions or natural disasters, air traffic control problems, breaches in security or other factors could harm our business, results of operations and financial condition. Similarly, outbreaks of pandemic or contagious diseases, such as avian flu, severe acute respiratory syndrome (SARS) and H1N1 (swine) flu, could result in significant decreases in passenger traffic and the imposition of government restrictions in service and could have a material adverse impact on the airline industry. Increased travel taxes, such as the Travel Promotion Act, enacted March 10, 2010, which charges visitors from certain countries a $10 fee every two years to travel into the United States to subsidize certain travel promotion efforts, could also result in decreases in passenger traffic. Any general reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

Restrictions on or litigation regarding third-party membership discount programs could harm our business, operating results and financial condition.

In 2009 we generated a relatively small but growing portion of our revenue from order referral fees, revenue share and other fees paid to us by third-party merchants for customer click-throughs, distribution of third-party promotional materials and referrals arising from products and services of the third-party merchants that we offer to our customers on our website. Some of these third-party referral-based offers are for memberships in discount programs or similar promotions made to customers who have purchased products from us, and for which we receive a payment from the third-party merchants for every customer that accepts the promotion. Certain of these third-party membership discount programs have been the subject of consumer complaints, litigation and regulatory actions alleging that the enrollment and billing practices involved in the programs violate various consumer protection laws or are otherwise deceptive. Any private or governmental claims or actions that may be brought against us in the future relating to these third-party membership programs could result in our being obligated to pay damages or incurring legal fees in defending claims. These damages and fees could be disproportionate to the revenues we generate through these relationships. In addition, customer dissatisfaction or a significant reduction in or termination of the membership discount offers on our website as a result of these claims could have a negative impact on our brand, and have a material adverse effect on our business, results of operations and financial condition.

We face competition from air travel substitutes.

In addition to airline competition from traditional network airlines, other low-cost airlines and regional airlines, we also face competition from air travel substitutes. On our domestic routes, we face competition from some other transportation alternatives, such as bus, train or automobile. In addition, technology advancements may limit the desire for air travel. For example, video teleconferencing and other methods of electronic communication may reduce the need for in-person communication and add a new dimension of competition to the industry as travelers seek lower-cost substitutes for air travel. If we are unable to adjust rapidly in the event the basis of competition in our markets changes, it could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Business

Increased labor costs, union disputes, employee strikes, and other labor-related disruption may adversely affect our operations.

Our business is labor intensive, with labor costs representing approximately 20.1%, 19.1%, 23.0% and 22.1% of our total operating costs for the fiscal years 2007, 2008 and 2009 and for the nine months ended September 30, 2010, respectively. As of September 30, 2010, approximately 50% of our workforce was represented by labor unions and thereby covered by collective bargaining agreements. We cannot assure you that our labor costs going forward will remain competitive because in the future our labor agreements may be amended or become amendable and new agreements could have terms with higher labor costs; one or more of our competitors may significantly reduce their labor costs, thereby reducing or eliminating our comparative advantages as to one or more of such competitors; or our labor costs may increase in connection with our growth. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize.

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act, or the RLA. Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board, or the NMB. This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

Our flight operations were shut down due to a strike by our pilots beginning on June 12, 2010 and lasting until we and the union representing our pilots reached a tentative agreement for a new contract. Under a Return to Work Agreement, we began to resume flights on June 17, 2010 and resumed our full flight schedule on June 18, 2010. On August 1, 2010, we and the pilots’ union executed a new five-year collective bargaining agreement. This shutdown had a material adverse effect on our results of operations for the nine months ended September 30, 2010. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 2010 Pilot Strike.”

Our collective bargaining agreement with our flight attendants became amendable in August 2007, and we are currently engaged in negotiations with the union representing our flight attendants. Our collective bargaining agreement with our dispatchers becomes amendable in July 2012. The outcome of our collective bargaining negotiations cannot presently be determined and the terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. The need for workforce reductions and wage and benefit concessions in the current adverse economic environment may have an adverse effect on our labor relations and employee morale. In addition, if we are unable to reach agreement with any of our unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Any such action or other labor dispute with unionized employees could disrupt our operations, reduce our profitability, or interfere with the ability of our management to focus on executing our business strategies. Our business, results of operations and financial condition may be materially adversely affected based on the outcome of our negotiations with the union representing our flight attendants.

We have a significant amount of aircraft-related fixed obligations that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. All of our aircraft are leased, and we paid the lessors rent and maintenance deposits aggregating $94.1 million and $30.1 million, respectively, in 2009, and $74.3 million and $26.8 million, respectively, in the first nine months of 2010, and have future operating lease obligations aggregating approximately $1.1 billion. In addition, we have significant obligations for aircraft and spare engines that that we have ordered from Airbus and International Aero Engines AG, or IAE, for delivery over the next five years. Our ability to pay the fixed costs associated with our contractual obligations will depend on our operating performance and cash flow, which will in turn depend on, among other things, the success of our current business strategy, whether fuel prices continue at current price levels and/or further increase or decrease, further weakening or improving in the U.S. economy, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our aircraft related fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

•

require a substantial portion of cash flow from operations for operating lease and maintenance deposit payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to make required pre-delivery deposit payments, or PDPs, to Airbus or IAE for our aircraft and engines on order;

•	limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;

•

make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled payments;

•

reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with less fixed payment obligations; and

•

cause us to lose access to one or more aircraft and forfeit our rent deposits if we are unable to make our required aircraft lease rental payments and our lessors exercise their remedies under the lease agreement including under cross default provisions in certain of our leases.

A failure to pay our operating lease and other fixed cost obligations or a breach of our contractual obligations could result in a variety of adverse consequences, including the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to fulfill our obligations, make required lease payments or otherwise cover our fixed costs, which would have a material adverse effect on our business, results of operations and financial condition.

We are highly dependent upon our cash balances and operating cash flows.

We currently have access to lines of credit from our jet fuel service provider and our purchase credit card issuer aggregating $3 million. These credit facilities are not adequate to finance our operations, and we will continue to be dependent on our operating cash flows and cash balances to fund our operations and to make scheduled payments on our aircraft related fixed obligations. Furthermore, our credit card processors hold back certain credit card receipts to cover repayment to customers if we fail to fulfill our flight obligations. As a result of these holdbacks, a significant portion of our cash is recorded as restricted cash and is unavailable to us until after we provide travel service. In addition, we are required by our aircraft lessors to fund reserves in cash in advance for scheduled maintenance, and a portion of our cash is therefore unavailable until after we have completed the scheduled maintenance in accordance with the terms of the operating leases. Based on the age of our fleet and our growth strategy, these maintenance deposits will increase over the next few years before we receive any significant reimbursement for completed maintenance. If we fail to generate sufficient funds from operations to meet our operating cash requirements or do not obtain a line of credit, other borrowing facility or equity financing, we could default on our operating lease and fixed obligations. Our inability to meet our obligations as they become due would have a material adverse effect on our business, results of operations and financial condition.

Our ability to obtain financing or access capital markets may be limited.

We have significant obligations for aircraft and engines that we have ordered from Airbus and IAE over the next five years and we will need to finance these purchases. We may not have sufficient liquidity or creditworthiness to fund the purchase of aircraft and engines, including payment of PDPs, or for other working capital. Factors that affect our ability to raise financing or access the capital markets include market conditions in the airline industry, economic conditions, the level and volatility of our earnings, our relative competitive position in the markets in which we operate, our ability to retain key personnel, our operating cash flows, and legal and regulatory developments. Regardless of our creditworthiness, at times the market for aircraft purchase or lease financing has been very constrained due to such factors as the general state of the capital markets and the financial position of the major providers of commercial aircraft financing.

Our liquidity and general level of capital resources impact our ability to hedge our fuel requirements.

We have entered into fuel derivative contracts for approximately 44.5% of our forecasted aircraft fuel requirements for the remainder of 2010 and 9.5% of our forecasted aircraft fuel requirements in 2011. During hurricane season (August through October), we use basis swaps, priced using West Texas Intermediate or Heating Oil indexes, to protect the refining price risk between the price of crude oil and the price of refined jet fuel. In addition to other fuel derivative contracts, we have historically protected approximately 40% of our forecasted fuel requirements during hurricane season using basis swaps. While we intend to hedge a portion of our future fuel requirements, there can be no assurance that, at any given time, we will be able to enter into hedge contracts. In the past we have not had and in the future we may not have sufficient creditworthiness or liquidity to post the collateral necessary to hedge our fuel requirements. We have a line of credit of $1.0 million with the counterparty to our jet fuel derivatives that requires posting of cash collateral to cover margin for any amount in excess of the $1.0 million line of credit, the amount of which is determined by the prevailing crude oil price and counterparty risk. Even if we are able to hedge portions of our future fuel requirements, we cannot guarantee that our hedge contracts will provide any particular level of protection against increased fuel costs or that our counterparties will be able to perform under our hedge contracts, such as in the case of a counterparty’s insolvency. Furthermore, our ability to react to the cost of fuel, absent hedging, is limited, because we set the price of tickets in advance of knowing our fuel costs at the time the tickets are flown. Our ability to pass on any significant increases in aircraft fuel costs through fare increases could also be limited.

We rely on maintaining a high daily aircraft utilization rate to implement our low cost structure, which makes us especially vulnerable to flight delays or cancellations or aircraft unavailability.

We maintain a high daily aircraft utilization rate. Our average daily aircraft utilization was 11.5 hours, 12.6 hours, 13.0 hours and 12.7 hours for the fiscal years 2007, 2008 and 2009 and the nine months ended September 30, 2010, respectively. Aircraft utilization is the average amount of time per day that our aircraft spend carrying passengers. Our revenue per aircraft can be increased by high daily aircraft utilization, which is achieved in part by reducing turnaround times at airports, so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including air traffic congestion at airports or other air traffic control problems, adverse weather conditions, increased security measures or breaches in security, international or domestic conflicts, terrorist activity, or other changes in business conditions. The majority of our operations are concentrated in markets such as South Florida, the Caribbean, Latin America and the Northeast United States, which are particularly vulnerable to weather, airport traffic constraints and other delays. In addition, pulling aircraft out of service for unscheduled and scheduled maintenance, which will increase as our fleet ages, may materially reduce our average fleet utilization. Due to the relatively small size of our fleet and high daily aircraft utilization rate, the unavailability of one or more aircraft and resulting reduced capacity could have a material adverse effect on our business, results of operations and financial condition.

Our maintenance costs will increase as our fleet ages, and we will periodically incur substantial maintenance costs due to the maintenance schedules of our aircraft fleet.

As of September 30, 2010, the average age of our 32 aircraft in service was approximately 3.8 years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. Moreover, because our current fleet was acquired over a relatively short period, significant maintenance that is scheduled on each of these planes will occur at roughly the same time, meaning we will incur our most expensive scheduled maintenance obligations, known as heavy maintenance, across our present fleet around the same time. These more significant maintenance activities result in out-of service periods during which our aircraft are dedicated to maintenance activities and unavailable to fly revenue service. In addition, the terms of our lease agreements require us to pay supplemental rent, also known as maintenance reserves, to be paid to the lessor in advance of the performance of major maintenance, resulting in our recording significant prepaid deposits on our balance sheet. We expect scheduled and unscheduled aircraft maintenance expenses to increase as a percentage of our revenue over the next several years. Any significant increase in maintenance and repair expenses would have a material adverse effect on our business, results of operations and financial condition. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Aircraft maintenance, materials and repair costs” and “—Supplemental aircraft rent.”

Our lack of marketing alliances could harm our business.

Many airlines, including the domestic traditional network airlines (American, Delta, United and US Airways) have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. These alliances, such as OneWorld, SkyTeam and Star Alliance, generally provide for code-sharing, frequent flier program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline, and provides an opportunity to increase traffic on that airline’s segment of flights connecting with alliance partners. We currently do not have any alliances with U.S. or foreign airlines. Our lack of marketing alliances puts us at a competitive disadvantage to traditional network carriers, whose ability to attract passengers through more widespread alliances, particularly on international routes, may have a material adverse effect on our passenger traffic, business, results of operations and financial condition.

We are subject to extensive regulation by the Federal Aviation Administration, the Department of Transportation, and other U.S. and foreign governmental agencies, compliance with which could cause us to incur increased costs and adversely affect our business and financial results.

Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, Congress has passed laws, and the DOT, FAA and TSA have issued regulations, relating to the operation of airlines that have required significant expenditures. We expect to continue to incur expenses in connection with complying with government regulations. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. For example, the DOT finalized rules, taking effect on April 29, 2010, requiring new procedures for customer handling during long onboard tarmac delays, as well as additional reporting requirements for airlines that could increase the cost of airline operations or reduce revenues. The DOT has been aggressively investigating alleged violations of the new rules. In addition, the DOT released a second set of proposed new rules addressing concerns about how airlines handle interactions with passengers through the reservations process, at the airport and on board the aircraft, including proposed disclosure of base fares plus a set of regulatorily dictated options and limits on cancellations and change fees. On August 3, 2010, the Airline Baggage Transparency and Accountability Act was introduced in the United States Senate. This legislation, if enacted, would increase disclosure regarding fees for airline ticket sales, impose federal taxes on charges for carry-on and checked baggage, authorize the Department of Transportation’s Aviation Consumer Protection Division to oversee lost and stolen baggage claims, and require data collection and the public release of collected data concerning airline handling of lost, damaged and stolen luggage. If the Airline Baggage Transparency and Accountability Act or similar legislation were to be enacted, it is uncertain what effect it would have on our results of operations and financial condition.

We cannot assure you that these and other laws or regulations enacted in the future will not harm our business. In addition, the TSA mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. The federal government has on several occasions proposed a significant increase in the per ticket tax. The proposed ticket tax increase, if implemented, could negatively impact our financial results.

Our ability to operate as an airline is dependent on our maintaining certifications issued to us by the DOT and the FAA. The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, our aircraft, for any reason, could negatively affect our business and financial results. Federal law requires that air carriers operating large aircraft be continuously “fit, willing and able” to provide the services for which they are licensed. Our “fitness” is monitored by the DOT, which considers factors such as unfair or deceptive competition, advertising, baggage liability and disabled passenger transportation. While the DOT has seldom revoked a carrier's certification for lack of fitness, such an occurrence would render it impossible for us to continue operating as an airline. The DOT may also institute investigations or administrative proceedings against airlines for violations of regulations. In 2009, we entered into a consent order with the DOT for our procedures for bumping passengers from oversold flights and our handling of lost or damaged baggage. Under the consent order, we were assessed a civil penalty of $375,000, of which we were required to pay only $215,000 based on an agreement with the DOT and our not having similar violations in the year after the date of the consent order.

International routes are regulated by treaties and related agreements between the United States and foreign governments. Our ability to operate international routes is subject to change because the applicable arrangements between the United States and foreign governments may be amended from time to time. Our access to new international markets may be limited by our ability to obtain the necessary certificates to fly the international routes. In addition, our operations in foreign countries are subject to regulation by foreign governments and our business may be affected by changes in law and future actions taken by such governments, including granting or withdrawal of government approvals and restrictions on competitive practices. We are subject to numerous foreign regulations based on the large number of countries outside the United States where we currently provide service. If we are not able to comply with this complex regulatory regime, our business could be significantly harmed. Please see “Business—Government Regulation.”

We may not be able to implement our growth strategy.

Our growth strategy includes acquiring additional aircraft, increasing the frequency of flights and size of aircraft used in markets we currently serve and expanding the number of markets we serve where our low-cost structure would likely be successful. Effectively implementing our growth strategy is critical for our business to achieve economies of scale and to sustain or increase our profitability. We face numerous challenges in implementing our growth strategy, including our ability to:

•	maintain profitability;

•	obtain financing to acquire new aircraft;

•	access airports located in our targeted geographic markets where we can operate routes in a manner that is consistent with our cost strategy;

•	gain access to international routes; and

•	access sufficient gates and other services at airports we currently serve or may seek to serve.

Our growth is dependent upon our ability to maintain a safe and secure operation and requires additional personnel, equipment and facilities. An inability to hire and retain personnel, timely secure the required equipment and facilities in a cost-effective manner, efficiently operate our expanded facilities or obtain the necessary regulatory approvals may adversely affect our ability to achieve our growth strategy, which could harm our business. In addition, expansion to new international markets may have other risks due to factors specific to those markets. We may be unable to foresee all of the risks attendant upon entering certain new international markets or respond adequately to these risks, and our growth strategy and our business may suffer as a result. In addition, our competitors may reduce their fares and/or offer special promotions following our entry into a new market. We cannot assure you that we will be able to profitably expand our existing markets or establish new markets.

Our target growth markets are in the Caribbean and Latin America, including countries with less developed economies that may be vulnerable to unstable economic and political conditions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us and the resulting instability may adversely affect our ability to implement our growth strategy.

In 2008, in response to record high fuel prices and rapidly deteriorating economic conditions, we modified our growth plans by terminating our leases for seven aircraft. We incurred significant expenses relating to our lease terminations, and have incurred additional expenses to acquire new aircraft in place of those under the terminated leases as we expand our network. We may in the future determine to reduce further our future growth plans from previously announced levels, which may impact our business strategy and future profitability.

We rely heavily on technology and automated systems to operate our business and any failure of these technologies or systems or failure by their operators could harm our business.

We are highly dependent on technology and automated systems to operate our business and achieve low operating costs. These technologies and systems include our computerized airline reservation system, flight operations system, financial planning, management and accounting system, telecommunications systems, website, maintenance systems and check-in kiosks. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our reservation system, which is hosted and maintained under a long-term contract by a third-party service provider, to be able to issue, track and accept these electronic tickets. If our reservation system fails or experiences interruptions, and we are unable to book seats for any period of time, we could lose significant amounts of revenues as customers book seats on competing airlines. We have experienced short duration reservation system outages from time to time and may experience similar outages in the future. We also rely on third-party service providers of our other automated systems for technical support, system maintenance and software upgrades. If our automated systems are not functioning or if the current providers were to fail to adequately provide technical support for any one of our key existing systems, we could experience service disruptions, which could harm our business and result in the loss of important data, increase our expenses and decrease our revenues. In the event that one or more of our primary technology or systems’ vendors goes into bankruptcy, ceases operations or fails to perform as promised, replacement services may not be readily available on a timely basis, at competitive rates or at all and any transition time to a new system may be significant.

In addition, our automated systems cannot be completely protected against events that are beyond our control, including natural disasters, computer viruses or telecommunications failures. Substantial or sustained system failures could cause service delays or failures and result in our customers purchasing tickets from other airlines. We have implemented security measures and change control procedures and have disaster recovery plans; however, we cannot assure you that these measures are adequate to prevent disruptions. Disruption in, changes to or a breach of, these systems could result in the disruption to our business and the loss of important data. Any of the foregoing could result in a material adverse affect on our business, results of operations and financial condition.

Our processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation.

In the processing of our customer transactions, we receive, process, transmit and store a large volume of identifiable personal data, including financial data such as credit card information. This data is increasingly subject to legislation and regulation, typically intended to protect the privacy of personal data that is collected, processed and transmitted. More generally, we rely on consumer confidence in the security of our system, including our internet site on which we sell the majority of our tickets. Our business, results of operations and financial condition could be adversely affected if we are unable to comply with existing privacy obligations or legislation or regulations are expanded to require changes in our business practices.

We may not be able to maintain or grow our non-ticket revenues.

Our business strategy includes expanding our portfolio of ancillary products and services. There can be no assurance that passengers will pay for additional ancillary products and services or that passengers will continue to choose to pay for the ancillary products and services we currently offer. Failure to maintain our non-ticket revenues would have a material adverse effect on our results of operations and financial condition. Furthermore, if we are unable to maintain and grow our non-ticket revenues, we may not be able to execute our strategy to continue to lower base fares in order to stimulate demand for air travel. Please see “—Restrictions on or increased taxes applicable to fees or other charges for ancillary products and services paid by airlines passengers could harm our business, results of operations and financial condition.”

Our inability to expand or operate reliably or efficiently out of Fort Lauderdale–Hollywood International Airport, an airport on which we are highly dependent, could harm our business, results of operations and financial condition.

We are highly dependent on markets served from South Florida, where we maintain a large presence with approximately 64% of our daily flights either departing from or arriving at Fort Lauderdale–Hollywood International Airport, or FLL Airport. We operate out of the only international terminal at FLL Airport, Terminal 4. FLL Airport is in the process of a renovation project, which includes the expansion of Terminal 4. The airport expansion would allow us to increase the number of routes we serve from FLL Airport (although the expansion could also increase the number of routes our competitors serve from FLL Airport). If the airport expansion does not occur or is delayed, however, our expansion strategy may be impeded. In addition, FLL Airport presently has relatively low costs and there is no guarantee that the fees and other costs related to operating out of FLL Airport will not increase. Our operating performance and results of operations could be harmed by an increase in fees charged by the airport. If we are unable to operate reliably or efficiently from FLL Airport, we may need to move our South Florida operations to a smaller or more expensive area airport.

Changes in how we or others are permitted to operate at airports, including FLL Airport, could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may be affected by actions taken by governmental or other agencies or authorities having jurisdiction over our operations at airports, including, but not limited to:

•	increases in airport rates and charges;

•	limitations on take-off and landing slots, airport gate capacity or other use of airport facilities;

•	termination of our airport use agreements, some of which can be terminated by airport authorities with little notice to us;

•	increases in airport capacity that could facilitate increased competition, such as the planned expansion of the international terminal at FLL Airport;

•	international travel regulations such as customs and immigration;

•	increases in taxes;

•	changes in the law that affect the services that can be offered by airlines in particular markets and at particular airports;

•	restrictions on competitive practices;

•	the adoption of statutes or regulations that impact customer service standards, including security standards; and

•	the adoption of more restrictive locally-imposed noise regulations or curfews.

In general, any changes in airport operations could have a material adverse effect on our business, results of operations and financial condition.

We rely on third-party service providers to perform functions integral to our operations.

We have entered into agreements with third-party service providers to furnish certain facilities and services required for our operations, including ground handling, catering, passenger handling, engineering, maintenance, refueling and airport facilities as well as administrative and support services. We are likely to enter into similar service agreements in new markets we decide to enter, and there can be no assurance that we will be able to obtain the necessary services at acceptable rates.

Although we seek to monitor the performance of third parties that provide us with our reservation system, ground handling, catering, passenger handling, engineering, maintenance services, refueling and airport facilities, the efficiency, timeliness and quality of contract performance by third-party service providers are often beyond our control, and any failure by our service providers to perform their contracts may have an adverse impact on our business and operations. For example, in 2008, our call center provider went bankrupt. Though we were able to quickly switch to an alternative vendor, we experienced a significant business disruption during the transition period and a similar disruption could occur in the future. We expect to be dependent on such third-party arrangements for the foreseeable future.

We rely on a single service provider for our fuel.

As of September 30, 2010, we purchased all of our aircraft fuel under a single fuel service contract with World Fuel Services Corporation. A failure by this provider to fulfill its obligations could have a material adverse effect on our business, results of operations and financial condition.

Our reputation and business could be adversely affected in the event of an emergency, accident or similar incident involving our aircraft.

We are exposed to potential significant losses in the event that any of our aircraft is subject to an emergency, accident, terrorist incident or other similar incident, and significant costs related to passenger claims, repairs or replacement of a damaged aircraft and its temporary or permanent loss from service. There can be no assurance that we will not be affected by such events or that the amount of our insurance coverage will be adequate in the event such circumstances arise and any such event could cause a substantial increase in our insurance premiums. Please see “—Increases in insurance costs or significant reductions in coverage could have a material adverse effect on our business, financial condition and results of operations.” In addition, any future aircraft emergency, accident or similar incident, even if fully covered by insurance or even if it does not involve our airline, may create a public perception that our airline or the equipment we fly is less safe or reliable than other transportation alternatives, which could have an adverse impact on our reputation and could have a material adverse effect on our business, results of operations and financial condition.

Negative publicity regarding our customer service could have a material adverse effect on our business.

In the past we have experienced a relatively high number of customer complaints related to, among other things, our customer service, reservations and ticketing systems and baggage handling. In particular, we generally experience a higher volume of complaints when we make changes to our unbundling policies, such as charging for baggage. In addition, in 2009, we entered into a consent order with the DOT for our procedures for bumping passengers from oversold flights and our handling of lost or damaged baggage. Under the consent order, we were assessed a civil penalty of $375,000, of which we were required to pay only $215,000 based on an agreement with the DOT and our not having similar violations in the year after the date of the consent order. Our reputation and business could be materially adversely affected if we fail to meet customers’ expectations with respect to customer service or if we are perceived by our customers to provide poor customer service. Our business and reputation could have been harmed by the business shut down during the June 2010 pilot strike and any perceived failure to meet customer expectations during the strike and related negative publicity from the strike.

We depend on a limited number of suppliers for our aircraft and engines.

One of the elements of our business strategy is to save costs by operating an aircraft fleet consisting solely of Airbus A320-family, narrow body aircraft, powered by engines manufactured by IAE. We currently intend to continue to rely exclusively on these aircraft and engine manufacturers for the foreseeable future. If Airbus or IAE becomes unable to perform its contractual obligations, or if we are unable to acquire or lease aircraft or engines from other owners, operators or lessors on acceptable terms, we would have to find other suppliers for a similar type of aircraft or engine. If we have to lease or purchase aircraft from another supplier, we would lose the significant benefits we derive from our current single fleet composition.

We may also incur substantial transition costs, including costs associated with retraining our employees, replacing our manuals and adapting our facilities and maintenance programs. Our operations could also be harmed by the failure or inability of aircraft, engine and parts suppliers to provide sufficient spare parts or related support services on a timely basis. Our business would be significantly harmed if a design defect or mechanical problem with any of the types of aircraft or components that we operate were discovered that would ground any of our aircraft while the defect or problem was corrected, assuming it could be corrected at all. The use of our aircraft could be suspended or restricted by regulatory authorities in the event of any actual or perceived mechanical or design problems. Our business would also be significantly harmed if the public began to avoid flying with us due to an adverse perception of the types of aircraft that we operate stemming from safety concerns or other problems, whether real or perceived, or in the event of an accident involving those types of aircraft or components. Carriers that operate a more diversified fleet are better positioned than we are to manage such events.

Reduction in demand for air transportation, or governmental reduction or limitation of operating capacity, in the South Florida, Caribbean or Latin American could harm our business, results of operations and financial condition.

A significant portion of our operations are conducted to and from the South Florida, Caribbean or Latin American markets. Our business, results of operations and financial condition could be harmed if we lost our authority to fly to these markets, by any circumstances causing a reduction in demand for air transportation, or by governmental reduction or limitation of operating capacity, in these markets, such as adverse changes in local economic or political conditions, negative public perception of these destinations, unfavorable weather conditions, or terrorist related activities. Furthermore, our business could be harmed if jurisdictions that currently limit competition allow additional airlines to compete on routes we serve. Many of the countries we serve are experiencing either economic slowdowns or recessions, which may translate into a weakening of demand and could harm our business, results of operations and financial condition.

Increases in insurance costs or significant reductions in coverage could have a material adverse effect on our business, financial condition and results of operations.

We carry insurance for public liability, passenger liability, property damage and all-risk coverage for damage to our aircraft. As a result of the September 11, 2001 terrorist attacks, aviation insurers significantly reduced the amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events (war risk insurance). Accordingly, our insurance costs increased significantly and our ability to continue to obtain certain types of insurance remains uncertain. While the price of commercial insurance has declined since the period immediately after the terrorist attacks, in the event commercial insurance carriers further reduce the amount of insurance coverage available to us, or significantly increase its cost, we would be adversely affected. We currently maintain commercial airline insurance with several underwriters. However, there can be no assurance that the amount of such coverage will not be changed, or that we will not bear substantial losses from accidents. We could incur substantial claims resulting from an accident in excess of related insurance coverage that could have a material adverse effect on our results of operations and financial condition.

We have obtained third-party war risk insurance, which insures against some risks of terrorism, through a special program administered by the FAA, resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. If the special program administered by the FAA isn’t re-authorized, or if the government discontinues this coverage for any reason, obtaining comparable coverage from commercial underwriters could result in substantially higher premiums and more restrictive terms, if it is available at all. Our business, results of operations and financial condition could be materially adversely affected if we are unable to obtain adequate war risk insurance.

Failure to comply with applicable environmental regulations could have a material adverse effect on our business, results of operations and financial condition.

We are subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. Compliance with all environmental laws and regulations can require significant expenditures and any future regulatory developments in the United States and abroad could adversely affect operations and increase operating costs in the airline industry. For example, some form of federal regulation may be forthcoming with respect to greenhouse gas emissions (including carbon dioxide (CO2)) and/or “cap and trade” legislation, compliance with which could result in the creation of substantial additional costs to us. Congress is considering climate change legislation and the Environmental Protection Agency issued a rule that regulates larger emitters of greenhouse gases. Future operations and financial results may vary as a result of such regulations. Compliance with these regulations and new or existing regulations that may be applicable to us in the future could increase our cost base and could have a material adverse effect on our business, results of operations and financial condition.

Governmental authorities in several U.S. and foreign cities are also considering or have already implemented aircraft noise reduction programs, including the imposition of nighttime curfews and limitations on daytime take-offs and landings. We have been able to accommodate local noise restrictions imposed to date, but our operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

If we are unable to attract and retain qualified personnel or fail to maintain our company culture, our business, results of operations and financial condition could be harmed.

Our business is labor intensive. We require large numbers of pilots, flight attendants, maintenance technicians and other personnel. The airline industry has from time to time experienced a shortage of qualified personnel, particularly with respect to pilots and maintenance technicians. In addition, as is common with most of our competitors, we have faced considerable turnover of our employees. We may be required to increase wages and/or benefits in order to attract and retain qualified personnel. If we are unable to hire, train and retain qualified employees, our business could be harmed and we may be unable to complete our growth plans.

In addition, as we hire more people and grow, we believe it may be increasingly challenging to continue to hire people who will maintain our company culture. Our company culture, which is one of our competitive strengths, is important to providing high-quality customer service and having a productive, accountable workforce that helps keep our costs low. As we continue to grow, we may be unable to identify, hire or retain enough people who meet the above criteria, including those in management or other key positions. Our company culture could otherwise be adversely affected by our growing operations and geographic diversity. If we fail to maintain the strength of our company culture, our competitive ability and our business, results of operations and financial condition could be harmed.

Our business, results of operations and financial condition could be materially adversely affected if we lose the services of our key personnel.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and operating personnel. In particular, we depend on the services of our senior management team, including Ben Baldanza, our President and Chief Executive Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager or other key employee without adequate replacement or the inability to attract new qualified personnel could have a material adverse effect on our business, results of operations and financial condition. We do not maintain key-man life insurance on our management team.

We will be required to pay our Pre-IPO Stockholders for 90% of certain tax benefits related to federal net operating losses, deferred interest deductions and tax credits incurred prior to this offering, and could be required to make substantial cash payments in which the stockholders purchasing shares in this offering will not participate.

Immediately prior to the completion of this offering, we intend to enter into the Tax Receivable Agreement and thereby distribute to each holder of our common stock as of such time, or the Pre-IPO Stockholders, the right to receive such stockholders’ pro rata share of the future payments to be made by us under the Tax Receivable Agreement. Each such pro rata share will be a fraction equal to the number of shares of our common stock beneficially owned by each Pre-IPO Stockholder divided by the number of shares of common stock outstanding immediately prior to the completion of this offering. Under the Tax Receivable Agreement, we will be obligated to pay to the Pre-IPO Stockholders an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal net operating loss, deferred interest deductions and alternative minimum tax credits held by us as of September 30, 2010, which we refer to as the Pre-IPO NOL. “Deferred interest deductions” means interest deductions that have accrued as of September 30, 2010, but have been deferred under rules applicable to related party debt. Cash tax savings generally will be computed by comparing our actual federal income tax liability to the amount of such taxes that we would have been required to pay had such Pre-IPO NOLs not been available to us. While payments made under the Tax Receivable Agreement will depend upon a number of factors, including the amount and timing of taxable income we generate in the future and any future limitations that may be imposed on our ability to use the Pre-IPO NOLs, the payments could be substantial. Assuming the federal corporate income tax rates presently in effect and no material change in federal tax law, the cash benefit of the full use of these Pre-IPO NOLs would be approximately $             million, of which 90%, or $             million, is potentially payable to our Pre-IPO Stockholders under the terms of the Tax Receivable Agreement. The Tax Receivable Agreement accordingly could require us to make substantial cash payments in which the stockholders purchasing shares in this offering will not participate. Upon a change in control, we will be obligated to make a final payment under the Tax Receivable Agreement equal to 90% of the present value of the tax savings represented by any portion of the Pre-IPO NOLs for which payment under the Tax Receivable Agreement has not already been made. Payments resulting from a change in control could be substantial and could exceed our actual cash savings from the Pre-IPO NOLs.

The Pre-IPO Stockholders will not reimburse us for any payments previously made if we incur a net operating loss for federal income tax purposes in a future tax year, although the Tax Receivable Agreement does provide a mechanism by which the tax benefit attributable to such future net operating loss will be deemed to be recognized by us before any further payments are made under the Tax Receivable Agreement. Similarly, the Pre-IPO Stockholders will not reimburse us for any payments previously made if any tax benefits relating to such payments are subsequently disallowed, although the amount of any such tax benefits subsequently disallowed will reduce future payments (if any) otherwise owed to the Pre-IPO Stockholders. In addition, depending on the amount and timing of our future earnings (if any) and on other factors, including the effect of any limitations imposed on our ability to use the Pre-IPO NOLs, it is possible that all payments required under the Tax Receivable Agreement could become due within a relatively short period of time following this offering. As a result, we could make payments to the Pre-IPO Stockholders under the Tax Receivable Agreement in excess of our actual cash tax savings. Furthermore, while we will only make payments under the Tax Receivable Agreement after we have recognized a cash flow benefit from the utilization of the Pre-IPO NOLs, or upon a change of control or other acceleration event, the payments required under the agreement could require us to use a substantial portion of our cash from operations for those purposes.

At the effective date of the Tax Receivable Agreement, we will recognize a liability equal to the estimated total payments (estimated as of September 30, 2010 to be approximately $39.0 million) to be made under the Tax Receivable Agreement, which will be accounted for as a reduction of additional paid-in capital. Subsequent changes in the estimated liability under the Tax Receivable Agreement will be recorded through earnings in operating expenses. As and when the Pre-IPO NOLs are available to us, the Tax Receivable Agreement will operate to transfer significantly all of the benefit to the Pre-IPO Stockholders. Additionally, the payments we make to the Pre-IPO Stockholders under the Tax Receivable Agreement are not expected to give rise to any incidental tax benefits to us, such as deductions or an adjustment to the basis of our assets.

If we did not enter into the Tax Receivable Agreement, we would be entitled to realize the full economic benefit of the Pre-IPO NOLs, to the extent allowed by Section 382 of the Internal Revenue Code of 1986, as amended. The Tax Receivable Agreement is designed with the objective of causing our annual cash costs attributable to federal income taxes (without regard to our continuing 10% interest in the Pre-IPO NOLs) to be the same as we would have paid had we not had the Pre-IPO NOLs available to offset our federal taxable income. As a result, stockholders purchasing shares in this offering will not be entitled to the economic benefit of the Pre-IPO NOLs that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 10% interest in the Pre-IPO NOLs).

We rely on our private equity sponsors.

We have in recent years depended on our relationships with Indigo and Oaktree, our private equity sponsors, to help guide our business plan. These two private equity firms have significant expertise in financial matters generally and, in the case of Indigo, the low-cost airline industry in particular. This expertise has been available to us through the representatives these firms have had on our board of directors and through a Professional Services Agreement with Indigo that was in place prior to the completion of this offering. Following the completion of this offering, investment funds managed by our private equity sponsors, Indigo and Oaktree, will, in the aggregate, own approximately     % of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares, all of which would be sold by our selling stockholders, and assuming an offering at the mid-point of the range set forth on the cover page of this prospectus such that an additional number of shares of common stock are issued in the 2010 Recapitalization as discussed in “Certain Relationships and Related Transactions—2010 Recapitalization Agreement.” After the offering, our private equity sponsors may elect to reduce their ownership in our company or reduce their involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationships with them.

Risks Related to Owning Our Common Stock

Control by our principal stockholders could adversely affect our other stockholders.

When this offering is completed, Indigo and Oaktree will beneficially own approximately     % of our common stock, assuming no exercise of the underwriters’ option to purchase additional shares and assuming an offering at the mid-point of the range set forth on the cover page of this prospectus such that an additional number of shares of common stock are issued in the 2010 Recapitalization as discussed in “Certain Relationships and Related Transactions—2010 Recapitalization Agreement.” As a result, Oaktree and Indigo will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. In addition, under the “controlled company” exception to the independence requirements of                     , we will be exempt from the rules of                      that require that our board of directors be comprised of a majority of independent directors, that our compensation committee be comprised solely of independent directors and that our nominating and governance committee be comprised solely of independent directors. This concentrated control will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock. Investment funds managed by Oaktree and Indigo have entered into a Stockholders Voting Agreement in which they have agreed to vote their shares of our common stock to vote for directors as described more fully in “Certain Relationships and Related Transactions—Stockholders Voting Agreement.”

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the Securities and Exchange Commission and the NASDAQ Stock Market. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and may divert management’s attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on the market price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and beginning with our Annual Report on Form 10-K for the year ending December 31, 2011, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. A material weakness was noted in our past internal controls related to accounting for manufacturers’ credits, primarily in 2006 before our current management team was in place. We believe, however, we have cured this weakness and have taken steps to improve our internal controls and procedures. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in our stock price. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NASDAQ Stock Market, regulatory investigations, civil or criminal sanctions and class action litigation.

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	announcements concerning our competitors, the airline industry or the economy in general;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	changes in the price of aircraft fuel;

•	announcements concerning the availability of the type of aircraft we use;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	sales of our common stock or other actions by investors with significant shareholdings; and

•	general market, political and economic conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and harm our business or results of operations.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

Before this offering, there has been no public market for our common stock. An active, liquid trading market for our common stock may not develop or be sustained following this offering. We have applied to have our common stock listed on the NASDAQ Stock Market, but we cannot assure you that our application will be approved. In addition, we cannot assure you as to the liquidity of any such market that may develop or the price that our stockholders may obtain for their shares of our common stock.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock outstanding prior to this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate substantial dilution of $             in net tangible book value per share from the price you paid, assuming an offering at the mid-point of the range set forth on the cover page of this prospectus such that an additional number of shares of common stock are issued in the 2010 Recapitalization as discussed in “Certain Relationships and Related Transactions—2010 Recapitalization Agreement.” For a further description of the dilution that you will experience immediately after this offering, please see “Dilution.”

Our anti-takeover provisions may delay or prevent a change of control, which could adversely affect the price of our common stock.

Upon the consummation of this offering, our amended and restated certificate of incorporation and bylaws will contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay “change of control” transactions, which could adversely affect the price of our common stock. These provisions include, among others:

•

our board of directors is divided into three classes, with each class serving for a staggered three-year term, which prevents stockholders from electing an entirely new board of directors at an annual meeting;

•	actions to be taken by our stockholders may only be effected at an annual or special meeting of our stockholders and not by written consent;

•	special meetings of our stockholders can be called only by the Chairman of the Board or by our corporate secretary at the direction of our board of directors;

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors and propose matters to be brought before an annual meeting of our stockholders may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors may, without stockholder approval, issue series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control.

The value of our common stock may be adversely affected by additional issuances of common stock or preferred stock by us or sales by our principal stockholders.

Any future issuances or sales of our common stock by us will be dilutive to our existing common stockholders. We have 26,864,075 shares of common stock outstanding as of September 30, 2010. All              of the shares of common stock sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act. After giving effect to the 2010 Recapitalization, but excluding the shares of common stock sold in this offering, the holders of approximately     % of the              shares of our common stock have signed lock-up agreements with the underwriters of this offering, under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the underwriters for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. In addition, pursuant to the Recapitalization Agreement, the holders of approximately     % of the              shares of our common stock (after giving effect to the 2010 Recapitalization, but excluding the shares of common stock sold in this offering) have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the selling stockholders for a period of 120 days, subject to a possible extension under certain circumstances, after the date of this prospectus. After this offering, the holders of approximately              shares of our common stock, including shares outstanding as of September 30, 2010 and shares estimated to be issuable in connection with the 2010 Recapitalization, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement. Please see “Certain Relationships and Related Transactions—Registration Rights” elsewhere in this prospectus. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock, could adversely affect the prevailing price of our common stock.

Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of our common stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record” would result in a suspension of their voting rights in the event that the aggregate foreign ownership of the outstanding common stock exceeds the foreign ownership restrictions imposed by federal law. Our amended and restated bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. If it is determined that the amount registered in the foreign stock record exceeds the foreign ownership restrictions imposed by federal law, shares will be removed from the foreign stock record in reverse chronological order based on the date of registration therein, until the number of shares registered therein does not exceed the foreign ownership restrictions imposed by federal law. We are currently in compliance with these ownership restrictions.

We do not intend to pay cash dividends for the foreseeable future.

We have never declared or paid cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the competitive environment in our industry;

•	our ability to keep cost low;

•	changes in our fuel cost;

•	the impact of worldwide economic conditions, including the impact of the economic recession on customer travel behavior;

•	actual or threatened terrorist attacks, global instability and potential U.S. military actions or activities;

•	ability to generate non-ticket revenues;

•	restriction on third-party membership programs;

•	external conditions, including air traffic congestion, weather and outbreak of disease;

•	air travel substitutes;

•	labor disputes, employee strikes and other labor-related disruptions, including in connection with our current negotiations with the union representing our flight attendants;

•	ability to attract and retain qualified personnel;

•	loss of key personnel;

•	aircraft-related fixed obligations;

•	dependence on cash balances and operating cash flows;

•	ability to hedge fuel requirements;

•	our aircraft utilization rate;

•	maintenance costs;

•	our reliance on automated systems and the risks associated with changes made to those systems;

•	use of personal data;

•	lack of marketing alliances;

•	government regulation;

•	our ability to fulfill growth strategy;

•	operational disruptions;

•	our indebtedness;

•	our liquidity;

•	the concentration of our revenue from South Florida;

•	our reliance on third-party vendors and partners;

•	single fuel provider;

•	an aircraft accident or incident;

•	our aircraft and engine suppliers;

•	changes in the Caribbean and Latin America markets;

•	insurance costs;

•	environmental regulations;

•	lost revenue in the third quarter 2010 related to the June 2010 pilot strike; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the shares of common stock offered by us of approximately $             million, based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and the expenses of this offering payable by us (which will include those incurred by the selling stockholders, other than underwriting discounts on the shares offered by them). A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the aggregate net proceeds of this offering by $            , which will increase (decrease) the amount of Notes we repay and amount of Preferred Stock that we redeem, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and expenses of this offering payable by us. Only the selling stockholders will sell shares of common stock if the underwriters’ over-allotment option is exercised, and we will not receive any proceeds from the shares of common stock to be offered by the selling stockholders in the over-allotment option.

We will pay underwriting discounts on the shares offered by us and the expenses of this offering payable by us and the selling stockholders.

We will retain net proceeds from the sale of shares of common stock by us in this offering equal to $150.0 million. The remaining net proceeds will be used for the following purposes and in the following amounts:

•	we will pay $1.6 million to Indigo in connection with the termination of their professional services agreement with us;

•	we will pay three individual, unaffiliated holders of our Subordinated Notes a fee equal to $450,000 in the aggregate;

•

if we have not already paid the commitment fees owing to affiliates of Oaktree and Indigo that provided guarantees of up to $11.8 million in connection with our letter of credit facility, we will pay such commitment fees, which as of September 30, 2010 totaled $4.3 million; and

•

we will use the remaining net proceeds, which we estimate to be approximately $            , to repay the Tranche A Notes and Tranche B Notes, all of which are held by investment funds managed by Oaktree and Indigo, to redeem certain outstanding shares of Class B Preferred Stock owned by an unaffiliated individual stockholder and, to the extent funds are available, to redeem certain outstanding shares of Class A Preferred Stock held by investment funds managed by Oaktree. Of such net proceeds, 25% will be used to pay principal and interest on certain of the Tranche B Notes owned by investment funds managed by Indigo and 75% will be used to pay principal and interest on certain of the Tranche A Notes and Tranche B Notes, to redeem (at a redemption price per share equal to the Liquidation Preference) certain of the outstanding shares of Class B Preferred Stock owned by an unaffiliated individual stockholder and, to the extent funds are available, to redeem (at a redemption price per share equal to the Liquidation Preference) certain of the outstanding shares of Class A Preferred Stock, owned by investment funds managed by Oaktree. A description of the Notes to be repaid is set forth below.

	Due	Contractual Interest Rate	Principal and Accrued and Unpaid Interest Balance at September 30, 2010	Amount Estimated to be Repaid with Net Proceeds (1)(2)
			(in thousands)	(in thousands)
Tranche A Notes	December 31, 2011	17%	$132,371
Tranche B Notes	December 31, 2011	17%	$123,601

(1)	Any increase or decrease in the total offering size will increase or decrease the amount of Notes we will repay and the number of shares of Preferred Stock that we redeem and therefore will also affect the number of shares of common stock outstanding after the offering.
(2)	Please see “Capitalization—2010 Recapitalization” for a sensitivity analysis of the Notes and shares of Preferred Stock to be repaid or redeemed, as the case may be, based on various assumed initial public offering prices.

We intend to use the $150.0 million of net proceeds we retain from this offering for general corporate purposes, including cash reserves, working capital, sales and marketing activities, general and administrative matters, and capital expenditures, including future flight equipment acquisitions. Pending these uses, we intend to invest the net proceeds in high quality, short-term obligations, and do not intend to invest in auction rate securities. Currently we do not yet know the amounts that we intend to use for each of these general corporate activities. Accordingly, our management will have broad discretion over the uses of the net proceeds in this offering. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization and cash and cash equivalents as of as of September 30, 2010:

•	on an actual basis; and

•

on a pro forma as adjusted basis after giving effect to (i) the receipt of the estimated net proceeds from the sale of shares of common stock by us in this offering, the deduction of underwriting discounts and offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds;” (ii) the exchange of any Notes not repaid with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; (iii) the exchange of any shares of Preferred Stock not redeemed with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; and (iv) entry into the Tax Receivable Agreement.

You should read this capitalization table together with our financial statements and the related notes appearing at the end of this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, other financial information included in this prospectus and “Certain Relationships and Related Transactions—2010 Recapitalization Agreement” elsewhere in this prospectus.

	As of September 30, 2010
	(in thousands)
	Actual	Pro Forma As Adjusted
Cash, cash equivalents	$73,658	$

Current maturities of long-term debt	3,240		—
Long-term debt, less current maturities	238,992		—
Mandatorily redeemable preferred stock	78,522		—

Stockholders’ (deficit) equity:
Common stock	3
Additional paid-in capital (1)	515
Accumulated deficit	(117,645)

Total stockholders’ (deficit) equity	(117,127)

Total capitalization	$203,627	$

(1)	Additional paid-in capital, on a pro forma, as adjusted basis, is reduced as a result of the recognition of the liability equal to the total estimated payments (approximately $39.0 million as of September 30, 2010) to be made under the Tax Receivable Agreement.

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share would increase (decrease) the amount of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated expenses of this offering payable by us. The number of shares of common stock outstanding after the offering will also vary with changes in the initial public offering price, as shown in the table below.

The number of shares of common stock shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding as of September 30, 2010 and excludes:

•	an aggregate of 181,375 shares of common stock reserved for issuance under our Amended and Restated 2005 Incentive Stock Plan;

•	an aggregate of shares of common stock reserved for issuance under our 2010 Equity Incentive Award Plan; and

•

454,500 shares of common stock issuable upon the exercise of stock options outstanding under our Amended and Restated 2005 Incentive Stock Plan, of which 2,500 are vested as of the date of this prospectus.

2010 Recapitalization

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

•	no exercise of the underwriters’ over-allotment option to purchase up to additional shares of our common stock from the selling stockholders;

•	that we have issued shares of common stock in connection with the 2010 Recapitalization; and

•	all shares of Class B Common Stock have been exchanged for shares of common stock on a share-for-share basis.

The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the Recapitalization Agreement:

•

all of the principal amount and accrued and unpaid interest on all of our outstanding Notes either will be repaid with a portion of the net proceeds from this offering or, to the extent not repaid, exchanged for a number of shares of common stock equal to the principal amount and accrued and unpaid interest of such unpaid Notes divided by the price per share equal to the initial public offering price set forth on the cover page of this prospectus;

•

all shares of Class A Preferred Stock and Class B Preferred Stock outstanding immediately prior to this offering either will be redeemed and all accrued and unpaid dividends related to such shares will be paid with a portion of the net proceeds from this offering or, to the extent such shares are not redeemed, such shares will be exchanged for a number of shares of common stock equal to the Liquidation Preference of such shares divided by the per share equal to the initial public offering price set forth on the cover page of this prospectus; and

•

each share of Class B Common Stock will be exchanged for one share of common stock, provided investment funds managed by Indigo may retain all or a portion of the shares of Class B Common Stock owned by them and cause such shares to be exchanged for the same number of shares of another class of capital stock, which will have the same rights as the common stock, except it will be non-voting and will have the right to convert on a share-for-share basis into common stock at the election of the holder.

For more information, please see “Use of Proceeds” and “Certain Relationships and Related Transactions—2010 Recapitalization Agreement” elsewhere in this prospectus.

In this prospectus, we have calculated the number of shares of common stock to be issued pursuant to the 2010 Recapitalization using an assumed offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), an assumed offering date of                     , 2010 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock, and the application of the net proceeds to us from this offering as set forth in “Use of Proceeds.”

A change in the offering price and, accordingly, the amount of net proceeds received by us would result in a change in (1) after application of the net proceeds as set forth in “Use of Proceeds,” the amount of outstanding Notes and the number of outstanding shares of Preferred Stock to be exchanged for shares of common stock (instead of being repaid or redeemed, as the case may be) upon the consummation of this offering and (2) the number of shares of common stock that would be issued upon exchange for such securities. The following table, based on the assumptions described above, shows the effect of various initial public offering prices on the amount of Notes repaid, the number of shares of Preferred Stock redeemed, and the number of shares of common stock that would be issued in exchange for the Notes and the shares of Preferred Stock remaining outstanding. The initial public offering prices shown below are hypothetical and illustrative only.

Initial Offering Price	Note Repayment	Preferred Stock Redemption	Shares of Common Stock issued upon Exchange for Notes and Preferred Stock	Total Shares of Common Stock Outstanding after this Offering (1)
$	$	$
$
$
$
$
$ (mid-point)
$
$
$
$
$

(1)	Based on the number of shares of our common stock outstanding as of September 30, 2010 and includes the conversion of 6,015,228 shares of Class B Common Stock into common stock on a share-for-share basis, but excludes the following:

•	an aggregate of 181,375 shares of common stock reserved for issuance under our Amended and Restated 2005 Incentive Stock Plan;

•	an aggregate of shares of common stock reserved for issuance under our 2010 Equity Incentive Award Plan; and

•

454,500 shares of common stock issuable upon the exercise of stock options outstanding under our Amended and Restated 2005 Incentive Stock Plan, of which 2,500 are vested as of the date of this prospectus.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock as of September 30, 2010 was $             million, or $             per share. Historical net tangible book value per share is determined by dividing the net tangible book value by the number of shares of outstanding common stock. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock.

After giving effect to (i) our issuance of              shares of common stock at an assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial offering price of between $             and $             as set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us, (ii) the exchange of any Notes not repaid with the net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement, (iii) the exchange of any shares of Preferred Stock not redeemed with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; and (iv) entry into the Tax Receivable Agreement, our pro forma net tangible book value as adjusted as of September 30, 2010 would have been approximately $             million, or approximately $             per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors in this offering. If the initial public offering price is higher or lower than $             per share, the dilution to new stockholders will be higher or lower.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price	$
Net tangible book value per share as of September 30, 2010	$
Decrease per share attributable to conversion of preferred stock
Reduction in additional paid-in capital
Pro forma net tangible book value per share before this offering
Increase per share attributable to this offering

Pro forma net tangible book value per share, as adjusted to give effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $             per share and the dilution to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. The number of shares of common stock outstanding after the offering will also vary with changes in the initial public offering price, as shown in the table under “—2010 Recapitalization” below and “Capitalization” elsewhere in this prospectus.

The table below summarizes as of September 30, 2010, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $             per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands, other than percentages)
Existing stockholders
New investors

Total

The above discussion and tables are based on 26,864,075 shares of common stock issued and outstanding as of September 30, 2010 and excludes:

•	an aggregate of 181,375 shares of common stock reserved for issuance under our Amended and Restated 2005 Incentive Stock Plan;

•	an aggregate of shares of common stock reserved for issuance under our 2010 Equity Incentive Award Plan; and

•

454,500 shares of common stock issuable upon the exercise of stock options outstanding under our Amended and Restated 2005 Incentive Stock Plan, of which 2,500 are vested as of the date of this prospectus.

2010 Recapitalization

In connection with this offering and pursuant to the Recapitalization Agreement:

•

all of the principal amount and accrued and unpaid interest on all of our outstanding Notes either will be repaid with a portion of the net proceeds from this offering or, to the extent not repaid, exchanged for a number of shares of common stock equal to the principal amount and accrued and unpaid interest of such unpaid Notes divided by the price per share equal to the initial public offering price set forth on the cover page of this prospectus;

•

all shares of Class A Preferred Stock and Class B Preferred Stock outstanding immediately prior to this offering either will be redeemed and all accrued and unpaid dividends related to such shares will be paid with a portion of the net proceeds from this offering or, to the extent such shares are not redeemed, such shares will be exchanged for a number of shares of common stock equal to the Liquidation Preference of such shares divided by the per share equal to the initial public offering price set forth on the cover page of this prospectus; and

•

each share of Class B Common Stock will be exchanged for one share of common stock, provided investment funds managed by Indigo may retain all or a portion of the shares of Class B Common Stock owned by them and cause such shares to be exchanged for the same number of shares of another class of capital stock, which will have the same rights as the common stock, except it will be nonvoting and will have the right to convert on a share-for-share basis into common stock at the election of the holder.

For more information, please see “Use of Proceeds” and “Certain Relationships and Related Transactions—2010 Recapitalization Agreement” elsewhere in this prospectus.

In this prospectus, we have calculated the number of shares of common stock to be issued pursuant to the 2010 Recapitalization using an assumed offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), an assumed offering date of                     , 2010 for purposes of

calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock, and the application of the net proceeds to us from this offering as set forth in “Use of Proceeds.”

A change in the offering price would result in a change in (1) after application of the net proceeds as set forth in “Use of Proceeds,” the amount of outstanding Notes and the number of outstanding shares of Preferred Stock to be exchanged for shares of common stock (instead of being repaid or redeemed, as the case may be) upon the consummation of this offering, and (2) the number of shares of common stock that would be issued upon exchange for such securities. For more information, please see “Certain Relationships and Related Transactions—2010 Recapitalization Agreement” elsewhere in this prospectus.

The following table, based on the assumptions described above, shows the effect of various initial public offering prices on our pro forma as adjusted tangible book value per share after this offering and the dilution to new investors. The initial public offering prices shown below are hypothetical and illustrative only.

As of September 30, 2010
Initial Offering Price	Pro Forma As Adjusted Net Tangible Book Value Per Share	Dilution Per Share of Common Stock to New Investors in this Offering
$	$	$
$
$
$
$
$ (mid-point)
$
$
$
$
$

SELECTED FINANCIAL AND OPERATING DATA

You should read the following selected historical financial and operating data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, related notes and other financial information included in this prospectus. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included in this prospectus.

We derived the summary statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 from our audited financial statements included in this prospectus. We derived the statements of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 from our audited financial statements not included in this prospectus. We derived the summary statements of operations data for the nine months ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 from our unaudited condensed financial statements included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future and results for the nine months ended September 30, 2010 are not necessarily indicative of results to be expected for the full year.

	For the years ended December 31,						For the nine months ended September 30,
	2005	2006		2007	2008	2009	2009	2010 (1)
	(in thousands except share and per share data)
Operating revenues:
Passenger	$468,421		$519,351	$686,447	$657,448	$536,181	$407,282	$399,155
Non-ticket	16,028		23,836	76,432	129,809	163,856	121,761	163,552

Total operating revenues	484,449		543,187	762,879	787,257	700,037	529,043	562,707
Operating expenses:
Aircraft fuel (2)	160,557		176,332	251,230	299,094	181,107	131,835	178,159
Salaries, wages and benefits	144,305		129,685	146,626	147,015	135,420	100,689	114,719
Aircraft rent	60,045		93,136	119,686	105,605	89,974	67,821	72,936
Landing fees and other rents	25,919		25,645	42,441	43,331	42,061	32,214	35,651
Distribution	26,129		25,173	36,315	37,816	34,067	24,319	30,421
Maintenance, materials and repairs	27,194		22,127	23,448	24,237	27,536	22,013	20,644
Depreciation and amortization	10,660		9,552	5,401	4,236	4,924	3,536	4,317
Other operating	86,476		90,200	105,503	85,608	72,921	54,433	61,107
Loss on disposal of assets	(1,093)		3,853	94	4,122	1,010	1,015	77
Restructuring (3)	6,272		32,499	142	17,902	(392)	(134)	137

Total operating expenses	546,464		608,202	730,886	768,966	588,628	437,741	518,168

Operating (loss) income	(62,015)		(65,015)	31,993	18,291	111,409	91,302	44,539
Other expense (income):
Interest expense (4)	16,893		20,985	38,163	40,245	46,892	35,319	38,007
Capitalized interest (5)	(943)		(2,299)	(1,755)	(166)	(951)	(704)	(927)
Interest income	(2,024)		(3,183)	(5,951)	(1,976)	(345)	(298)	(242)
Gain on extinguishment of debt (6)	—		—	—	(53,673)	(19,711)	—	—
Other expense (income)	59		134	130	214	298	155	102

Total other expense (income)	13,985		15,637	30,587	(15,356)	26,183	34,472	36,940
Income/(loss) before income taxes	(76,000)		(80,652)	1,406	33,647	85,226	56,830	7,599
Provision/(benefit) for income taxes (7)	—		—	44	388	1,533	1,022	(52,993)

Net (loss)/income	$(76,000)	$	(80,652)	$1,362	$33,259	$83,693	$55,808	$60,592

Earnings Per Share:
Basic	(10.30)		(4.57)	0.05	1.29	3.23	2.16	2.32
Diluted	(10.30)		(4.57)	0.05	1.29	3.18	2.14	2.26
Weighted average shares outstanding
Basic	7,375,889		17,639,596	25,746,445	25,780,070	25,910,766	25,889,759	26,154,670
Diluted	7,375,889		17,639,596	25,861,095	25,879,860	26,315,121	26,050,741	26,775,175
Other financial data (unaudited):
EBITDA (8):	$(51,414)		$(55,597)	$37,264	$75,986	$135,746	$94,683	$48,754
Adjusted EBITDA (8):	(42,530)		(17,484)	28,022	55,016	116,837	96,815	49,048
Adjusted EBITDAR (8):	17,515		75,652	147,708	160,621	206,811	164,636	121,984

	For the year ended December 31, 2009	For the nine months ended September 30, 2010
Pro forma earnings per share (9):
Basic	$	$
Diluted
Pro forma weighted average shares outstanding (9):
Basic
Diluted

(1)	We estimate that the 2010 pilot strike had a net negative impact on our operating income for the quarter and nine months ended September 30, 2010 of approximately $25 million consisting of an estimated $29 million in lost revenues, and approximately $4 million of incremental costs resulting from the strike, offset in part by reduced variable expenses avoided during the strike of approximately $8 million. Additionally, under the terms of the new pilot contract, we also accrued $2.6 million in return-to-work payments during the second quarter, which are not included in the strike impact costs described above.
(2)	Aircraft fuel expense is the sum of (i) “into-plane fuel cost,” which includes the cost of jet fuel and certain other charges such as fuel taxes and oil, (ii) settlement gains and losses, and (iii) unrealized mark-to-market gains and losses associated with fuel hedge contracts. The following table summarizes the components of aircraft fuel expense for the periods presented:

	For the year ended December 31,					For the nine months ended September 30,
	2005	2006	2007	2008 (*)	2009	2009	2010
	(in thousands)
Into-plane fuel cost	$167,161	$175,615	$265,226	$359,097	$181,806	$129,974	$179,212
Settlement (gains) losses	(9,351)	(339)	(3,714)	(69,876)	750	1,215	(125)
Changes in value of fuel hedge contracts	2,747	1,056	(10,282)	9,873	(1,449)	646	(928)

Aircraft Fuel	$160,557	$176,332	$251,230	$299,094	$181,107	$131,835	$178,159

(*)	In July 2008, we monetized all of our fuel hedge contracts, which included hedges that had scheduled settlement dates during the remainder of 2008 and in 2009. We recognized a gain of $37.8 million representing cash received upon monetization of these contracts, of which a gain of $14.2 million related to 2009 fuel hedge positions on these contracts.

(3)	Restructuring charges include: (i) for 2005, 2006 and 2007, amounts relating to the accelerated retirement of our MD-80 fleet, (ii) for 2008 and 2009, amounts relating to the early termination of seven leased Airbus A319 aircraft, a related reduction in workforce and the exit facility costs in 2008, (iii) for the nine months ended September 30, 2010, exit facility costs, and (iv) for the nine months ended September 30, 2009, sale of previously-expensed MD-80 parts. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring Charges.”
(4)	Substantially all of the interest expense recorded in 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 relates to Notes and Preferred Stock held by our principal stockholders that will be repaid or redeemed, or exchanged for shares of common stock, in connection with the closing of the offering contemplated by this prospectus. Accordingly, those amounts are not indicative of amounts to be reported in our statement of operations after the closing of this offering. Please see “Use of Proceeds” and “Capitalization.”
(5)	Interest attributable to funds used to finance the acquisition of new aircraft, including pre-delivery deposit payments, or PDPs, is capitalized as an additional cost of the related asset. Interest is capitalized at the weighted average implicit lease rate of our aircraft.
(6)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements, which provided for the cancellation of shares of Class A Preferred Stock and reduction of the liquidation preference of the remaining Class A Preferred Stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”
(7)	Net income for the nine months ended September 30, 2010 includes the recognition of a $53.5 million tax benefit due to the release of a substantial portion of the valuation allowance on our net deferred tax assets in the third quarter of 2010. Absent the release of the valuation allowance and corresponding tax benefit, our net income would have been $7.1 million for the nine months ended September 30, 2010. Immediately prior to the completion of this offering, we intend to enter into the Tax Receivable Agreement and thereby distribute to each holder of our common stock as of such time, or the Pre-IPO Stockholders, the right to receive a pro rata share of the future payments to be made under such agreement. These future payments to the Pre-IPO Stockholders (estimated as of September 30, 2010 to be approximately $39.0 million) will be in an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal net operating loss, deferred interest deductions and certain tax credits held by us as of September 30, 2010. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”
(8)

EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. Adjusted EBITDA eliminates several significant items historically reflected in our statement of operations, but which will not be relevant after the closing of the offering contemplated by this prospectus, including interest expense on indebtedness and gain on Notes and Preferred Stock to be repaid or redeemed, or exchanged for common stock, in connection with this offering, management fees we will cease paying after the completion of this offering and expenses of this offering unrelated to our continuing operations. We have also adjusted for stock-based compensation expenses, the amount of which is dependent on market comparables, and other non-operating matters that are outside of our control and thus not indicators of our ongoing operating performance. Adjusted EBITDA also eliminates charges from two significant restructuring programs involving the accelerated conversion of our entire fleet from McDonnell Douglas MD-80 family aircraft to Airbus A320 family aircraft and a reduction in the fleet in mid-2008 in response to record high fuel prices and rapidly deteriorating economic conditions, both of which we believe are unique events unrelated to our ongoing operating activities. Further, we believe Adjusted EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. We also use Adjusted EBITDA and Adjusted EBITDAR to establish performance measures for executive compensation purposes. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA as presented may not be directly comparable to similarly titled measures presented by other companies.

EBITDA, Adjusted EBITDA and Adjusted EBITDAR have limitations as an analytical tool. Some of these limitations are: EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements; non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and other companies in our industry may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income (loss) for the periods indicated below:

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010(g)
	(in thousands)
Reconciliation:
Net income (loss)	$(76,000)	$(80,652)	$1,362	$33,259	$83,693	$55,808	$60,592
Plus (minus):
Interest expense	16,893	20,985	38,163	40,245	46,892	35,319	38,007
Interest income	(2,024)	(3,183)	(5,951)	(1,976)	(345)	(298)	(242)
Provision/(benefit) for income taxes	—	—	44	388	1,533	1,022	(52,993)
Depreciation and amortization	10,660	9,552	5,401	4,236	4,924	3,536	4,317
Capitalized interest	(943)	(2,299)	(1,755)	(166)	(951)	(704)	(927)

EBITDA	(51,414)	(55,597)	37,264	75,986	135,746	94,683	48,754

Gain on extinguishment of debt (a)	—	—	—	(53,673)	(19,711)	—	—
Management fees (b)	958	652	800	800	800	600	600
Equity based stock compensation (c)	—	53	4	6	113	5	408
Restructuring (d)	6,272	32,499	142	17,902	(392)	(134)	137
Transaction expenses (e)	—	—	—	—	720	—	—
Unrealized mark-to-market gains and losses (f)	2,747	1,056	(10,282)	9,873	(1,449)	646	(928)
Loss on disposal of assets	(1,093)	3,853	94	4,122	1,010	1,015	77

Adjusted EBITDA	(42,530)	(17,484)	28,022	55,016	116,837	96,815	49,048

Aircraft rentals	60,045	93,136	119,686	105,605	89,974	67,821	72,936

Adjusted EBITDAR	17,515	75,652	147,708	160,621	206,811	164,636	121,984

(a)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements which provided for the cancellation of shares of Class A Preferred Stock and reduction of the liquidation preference of the remaining Class A Preferred Stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”

(b)	Management fees include annual fees we paid to our sponsors pursuant to professional services agreements, one of which was terminated in 2005 and the other of which will be terminated in connection with the closing of this offering, and the reimbursement of certain expenses incurred thereunder. Please see “Use of Proceeds” and “Certain Relationships and Related Transactions.”
(c)	Equity based stock compensation is a non-cash expense relating to our equity based compensation program.
(d)	Restructuring charges include: (i) for 2005, 2006 and 2007, amounts relating to the accelerated retirement of our MD-80 fleet, (ii) for 2008 and 2009, amounts relating to the early termination in mid-2008 of leases for seven Airbus A319 aircraft, a related reduction in workforce and the exit facility costs associated with returning planes in 2008, (iii) for the nine months ended September 30, 2010, exit facility costs, and (iv) for the nine months ended September 30, 2009, sale of previously-expensed MD-80 parts. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring Charges.”
(e)	Transaction expenses include professional fees incurred in connection with an acquisition transaction that was not completed.
(f)	Unrealized mark-to-market gains and losses is comprised of non-cash adjustments to fuel expenses.
(g)	Reflects the effects of the strike of our pilots in June 2010. Please see footnote (1) above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 2010 Pilot Strike.”

(9)	Pro forma earnings per share is presented for the year ended December 31, 2009 and the nine months ended September 30, 2010 to give effect to: (i) the repayment of all of our outstanding indebtedness and Preferred Stock and the termination of any outstanding letters of credit supporting collateral obligations due to our credit card processors through (x) the application of a portion of the net proceeds from the sale of shares of common stock by us in this offering, (y) the exchange of any Notes not repaid with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement and (z) the exchange of any shares of Preferred Stock not redeemed with net proceeds from this offering for shares of common stock pursuant to the Recapitalization Agreement; (ii) adding back to net income the interest expense recorded in our statement of operations related to the indebtedness, Preferred Stock and letters of credit assumed to be retired ($ million for the year ended December 31, 2009 and $ million for the nine months ended September 30, 2010) and (iii) the issuance of shares of common stock in this offering and pursuant to the Recapitalization Agreement. The number of such shares issued assumes an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and an offering date of , 2010 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock. The number of shares outstanding for purposes of this calculation will increase or decrease with the assumed initial offering price by a number of shares approximately as set forth in the table provided in the “Capitalization—2010 Recapitalization” section of this prospectus, under the column captioned “Total Shares of Common Stock Outstanding after this Offering.”

The following table presents balance sheet data for the periods presented.

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2010
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,405	$80,622	$54,603	$16,229	$86,147	$73,658
Total assets	141,627	228,059	257,382	240,009	327,866	448,878
Long-term debt	16,051	160,343	179,894	209,381	238,992	238,992
Mandatorily redeemable preferred stock	135,120	131,599	138,777	89,685	75,110	78,522
Stockholders’ (deficit)	(215,898)	(296,508)	(295,154)	(261,890)	(178,127)	(117,127)

OPERATING STATISTICS

	For the year ended December 31,					For the nine months ended September 30,
	2005	2006	2007	2008	2009	2009	2010
Operating Statistics (unaudited) (A)
Average aircraft	31.4	31.4	35.9	32.8	28.0	28.1	29.9
Aircraft at end of period	33	31	36	28	28	28	32
Airports served in the period	19	30	40	45	43	42	40
Average daily aircraft utilization (hours)	8.9	9.1	11.5	12.6	13.0	13.1	12.7
Average stage length (miles)	919	881	956	925	931	929	937
Block hours	101,481	103,962	150,644	150,827	133,227	100,434	103,797
Passenger flight segments (thousands)	4,742	4,967	6,974	6,976	6,325	4,804	5,047
Revenue passenger miles (RPMs) (thousands)	4,500,803	4,554,125	6,850,565	6,599,809	6,039,064	4,584,305	4,809,049
Available seat miles (ASMs) (thousands)	5,696,655	5,794,099	8,461,861	8,262,230	7,485,141	5,652,952	5,919,283
Load factor (%)	79.0	78.6	81.0	79.9	80.7	81.1	81.2
Average ticket revenue per passenger flight segment ($’s)	98.78	104.56	98.44	94.24	84.77	84.78	79.09
Average non-ticket revenue per passenger flight segment ($’s)	3.38	4.80	10.96	18.61	25.91	25.35	32.41
Total revenue per passenger flight segment ($’s)	102.16	109.36	109.40	112.85	110.68	110.13	111.50
Average yield (cents)	10.76	11.93	11.14	11.93	11.59	11.54	11.70
Operating revenue per ASM (RASM) (cents)	8.50	9.37	9.02	9.53	9.35	9.36	9.51
CASM (cents)	9.59	10.50	8.64	9.31	7.86	7.74	8.75
CASM excluding restructuring, or Adjusted CASM (cents) (B)(C)	9.43	9.92	8.76	8.97	7.89	7.73	8.77
Adjusted CASM ex fuel (cents) (B)	6.66	6.89	5.67	5.47	5.45	5.41	5.74
Fuel gallons consumed (thousands)	92,281	82,980	113,842	109,562	98,422	74,228	77,956
Average economic fuel cost per gallon ($’s)	1.71	2.11	2.30	2.64	1.85	1.77	2.30

(A)	See “Glossary of Airline Terms” elsewhere in this prospectus for definitions of terms used in this table.

(B)	Excludes restructuring charges of $6.3 million (0.11 cents per ASM) in 2005, $32.5 million (0.56 cents per ASM) in 2006, $0.1 million (less than 0.01 cents per ASM) in 2007, $17.9 million (0.22 cents per ASM) in 2008, and credits of $0.4 million (0.01 cents per ASM) in 2009, $0.1 million (less than 0.01 cents per ASM) in the nine months ended September 30, 2009 and $0.1 million (less than 0.01 cents per ASM) in the nine months ended September 30, 2010. Excluded amounts relate to the accelerated retirement of our MD-80 fleet and the early termination in mid-2008 of leases for seven Airbus A319 aircraft and a related reduction in workforce. These amounts are excluded from all calculations of CASM provided in this prospectus. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring Charges.”

(C)	Excludes unrealized mark-to-market (gains) and losses $2.7 million (0.05 cents per ASM) in 2005, $1.1 million (0.02 cents per ASM) in 2006, $(10.3) million ((0.12) cents per ASM) in 2007, $9.9 million (0.12 cents per ASM) in 2008, $(1.4) million ((0.02) cents per ASM) in 2009, $0.6 million (0.01 cents per ASM) in the nine months ended September 30, 2009 and $(0.9) million ((0.02) cents per ASM) in the nine months ended September 30, 2010. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

Spirit Airlines is an ultra low-cost, low-fare airline based in Fort Lauderdale, Florida that provides affordable travel opportunities principally to and from South Florida, the Caribbean and Latin America. Our targeted growth markets have historically been underserved by low-cost carriers, which we believe provides us sustainable expansion opportunities. Our ULCC business model allows us to offer a low-priced basic service combined with a range of optional services for additional fees, targeting price-sensitive leisure travelers and VFR travelers. Notwithstanding the recent volatility in the cost of jet fuel and the severe economic recession, we have been able to maintain relatively stable unit revenue while reducing costs and we have been profitable in each of the last three full years. For 2009, we had total operating revenues of $700.0 million and operating income of $111.4 million. For the nine months ended September 30, 2010, we had total operating revenues of $562.7 million and operating income of $44.5 million. We currently serve 40 airports.

We have reduced our unit operating costs significantly since redefining Spirit as a ULCC in 2006. As a result, our operating cost structure is among the lowest in the Americas, enabling us to offer very low fares in the markets we serve while delivering operating profitability. Key elements of our low-cost structure include our efficient asset utilization, operation of an all Airbus narrow-body fleet with high-density seating configurations, employee productivity, rigorous cost control and use of scalable outsourced services. Furthermore, our modern fleet and aircraft seat configuration enable us to operate as one of the most fuel-efficient U.S. jet airline operators on a per available seat mile, or ASM, basis. We have demonstrated the ability to implement our ULCC business model and to adjust our capacity and routes in response to changing market conditions as part of our focus on achieving consistent route profitability.

Our ULCC business model allows us to compete principally through offering low base fares. During 2009 and the first nine months of 2010, our average base fare was approximately $85 and $79, respectively, and we regularly offer promotional base fares of $9 or less. Since 2007, we have unbundled components of our air travel service that have traditionally been included in base fares, such as baggage and advance seat selection, and offer them as optional, ancillary services for additional fees (which we record in our financial statements as non-ticket revenue) as part of a strategy to enable our passengers to identify, select and pay for the services they want to use. While many domestic airlines have also adopted some aspects of our unbundled pricing strategy, unlike us, they generally have not made a corresponding reduction in base fares.

We have lowered our base fares by up to 40% since initiating our unbundling strategy, with the goal of stimulating additional passenger demand in the markets we serve. We plan to continue to use low fares to stimulate demand, a strategy that generates additional non-ticket revenue opportunities and, in turn, allows us to further lower base fares and stimulate demand even further. This unbundling and low base fare strategy is designed to support profitable growth. In 2009, our operating income margin of 15.9% was among the highest in the U.S. airline industry. For the nine months ended September 30, 2010, our operating income margin was 7.9%, reflecting the effects of our June 2010 pilot strike and increased fuel prices.

We operate on a calendar year basis.

June 2010 Pilot Strike

On May 13, 2010, the NMB released us and the pilots’ union from mandatory supervised mediation, which commenced a 30-day “cooling off” period as provided in the RLA. On June 12, 2010, following several negotiation sessions with the pilots’ union during the cooling off period that did not result in an agreement, our pilots declared a strike, and we ceased all flight operations. The parties reached a tentative agreement on June 16, 2010 under a Return to Work Agreement and a full flight schedule was resumed on June 18, 2010. On July 23, 2010, the pilots ratified a new five-year collective bargaining agreement, which became effective on August 1, 2010.

The results of operations for the nine months ended September 30, 2010 were materially adversely affected by the pilot strike. The pilot strike resulted in reduced bookings in the period leading up to the strike as our customers became aware of the impending end of the cooling off period, and lost revenues while flight operations were shut down and while we recovered from the strike. We also experienced additional expenses related to the strike, including costs to reaccommodate passengers, offset by reduced expenses, such as reduced fuel consumption and employee costs. We estimate that the strike had a net negative impact on our operating income for the nine months ended September 30, 2010 of approximately $25 million consisting of an estimated $29 million in lost revenues, and approximately $4 million of incremental costs resulting from the strike, offset in part by reduced variable expenses avoided during the strike of approximately $8 million. Additionally, under the terms of the new pilot contract, we also accrued $2.6 million in return-to-work payments during the second quarter, which are not included in the strike impact costs described above.

The new agreement with our pilots will increase our pilot labor costs by approximately 10.7% in 2011 as compared to the estimated cost of the previous collective bargaining agreement and includes pay rate increases and modified work rules, which will increase the productivity of our pilots. We believe the five-year term is valuable in providing stability to our labor costs, and the other terms will also provide us with competitive pilot labor costs compared to other U.S.-based low-cost carriers.

Our Operating Revenues

Our operating revenues are comprised of passenger revenues and non-ticket revenues.

Passenger Revenues. Passenger revenues consist of the base fares that customers pay for air travel.

Non-ticket Revenues. Non-ticket revenues are generated from air travel-related fees paid by the ticketed passenger for baggage, advance seat selection, reservation change fees, telephone booking, onboard products and other items sold in conjunction with our scheduled air service. Non-ticket revenues also include revenues derived from services not directly related to providing transportation such as our FREE SPIRIT affinity credit card program, $9 Fare Club, and the sale of advertising to third parties on our website and on board our aircraft.

Substantially all of our revenues are denominated in U.S. dollars. Passenger revenues are recognized once the related flight departs. Accordingly, the value of tickets sold in advance of travel is included under our current liabilities as “air traffic liability,” or ATL, until the related air travel is provided. Non-ticket revenues are generally recognized at the time the ancillary products are purchased or ancillary services are provided. Non-ticket revenues also include revenues from our subscription-based $9 Fare Club, which we recognize on a straight-line basis over 12 months, revenues generated from the acquisition and ongoing use of the FREE SPIRIT credit cards. Revenue is generated from the FREE SPIRIT credit cards through the sale of FREE SPIRIT miles and credit card renewals, which we recognize on a straight-line basis over 19 months, as well as from milestone payments in connection with the achievement of specific usage and user volumes, which we recognize when received from the FREE SPIRIT credit card provider.

We recognize revenues net of certain taxes and airport passenger fees, which are collected by us on behalf of airports and governmental agencies and remitted back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets, but are not included in our revenues. We record a liability upon collection from the customer and relieve the liability when payments are remitted to the applicable governmental agency or airport.

Our Operating Expenses

Our operating expenses consist of the following line items.

Aircraft Fuel. Aircraft fuel expense is our single largest operating expense. It includes the cost of jet fuel, related federal taxes, fueling into plane fees and transportation fees. It also includes realized and unrealized gains and losses arising from any fuel price hedging activity.

Salaries, Wages and Benefits. Salaries, wages and benefits expense includes the salaries, hourly wages, bonuses and equity compensation paid to employees for their services, as well as the related expenses associated with employee benefit plans and employer payroll taxes.

Aircraft Rent. Aircraft rent expense consists of monthly lease rents for aircraft and spare engines under the terms of the related operating leases and also includes that portion of maintenance reserves, also referred to as supplemental rent, paid to aircraft lessors in advance of the performance of major maintenance activities that will not be reimbursed to us by the lessor for performing maintenance. Aircraft rent expense is net of the amortization of gains on sale and lease back transactions on our flight equipment. Presently, all of our aircraft and engines are financed under operating leases.

Landing Fees and Other Rents. Landing fees and other rent include both fixed and variable facilities expenses, such as the fees charged by airports for the use or lease of airport facilities, overfly fees paid to other countries and the monthly rent paid for our headquarters facility.

Distribution. Distribution expense includes all advertising and promotional expenses directly related to the sales of our services, including the cost of web support, our third-party call center, travel agent commissions and related GDS fees, and credit card discount fees associated with the sale of our fares and other products and services.

Maintenance, Materials and Repairs. Maintenance, material, and repairs expense includes all parts, materials, repairs and fees for repairs performed by third-party vendors directly required to maintain our fleet. It excludes direct labor cost related to our own mechanics, which is included under salaries, wages and benefits. It also excludes the amortization of heavy maintenance expenses, which we defer under the deferral method of accounting and amortize on a straight-line basis until the next estimated overhaul event.

Depreciation. Depreciation and amortization expense includes the depreciation of all fixed assets we own and leasehold improvements. It also includes the amortization of heavy maintenance expenses we defer under the deferral method of accounting for heavy maintenance events and recognize into expense on a straight line basis until the next overhaul event.

Loss (gain) on disposal of assets. Loss (gain) on disposal of assets includes the gains and losses on the disposal of our fixed assets, including losses on sale and leaseback transactions.

Other Operating Expenses. Other operating expenses include airport operations expense and fees charged by third-party vendors for ground handling services and commissary expenses, the cost of passenger and aircraft hull liability insurance, all other insurance policies except for employee health insurance, travel and training expenses for crews and ground personnel, professional fees, personal property taxes and all other administrative and operational overhead expenses. No individual item included in this category represented more than 5% of our total operating expenses.

Restructuring Charges. From 2004 through 2007, we executed a complete aircraft fleet change, resulting in the accelerated termination and disposal of our MD-80 fleet, which we replaced with new Airbus A320-family aircraft. The fleet change resulted in restructuring charges consisting of the remaining lease term obligations related to the fleet and impairment charges related to writing down owned aircraft to their fair value during the four years ended in 2007.

Beginning in mid-2008, we began to execute a new restructuring plan to lower operating costs and reduce capacity in response to record high fuel prices and rapidly deteriorating economic conditions. Pursuant to this plan, we terminated seven of our A319 aircraft operating leases, thereby incurring charges related to the return of those aircraft to the lessor. We also carried out a reduction in workforce, which resulted in one-time termination severance costs, and also incurred relocation costs in connection with the relocation of some of our personnel.

Our Other Expense (Income)

Interest Expense. Paid-in-kind interest on Notes due to related parties and Preferred Stock dividends due to related parties account, on average, for over 80% of interest expense incurred for the years 2007, 2008, 2009 and for the first nine months of 2010. Non-related party interest expense accounted for the remainder. All of the Notes and Preferred Stock will be repaid or redeemed, or exchanged for common stock, in connection with the 2010 Recapitalization.

Capitalized Interest. Interest attributable to funds used to finance the acquisition of new aircraft is capitalized as an additional cost of the related asset. Interest is capitalized at the weighted-average implicit lease rate of our leased aircraft. Capitalization of interest ceases when the asset is no longer being prepared for its intended use or is ready for service.

Income Taxes

We account for income taxes using the liability method. We record a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. In assessing the realizability of the deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating the ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis. As of September 30, 2010, we have provided a valuation allowance of $5.1 million representing the amount of the deferred tax asset that we presently expect to be utilized in the fourth quarter of 2010.

Immediately prior to the completion of this offering, we intend to enter into the Tax Receivable Agreement and thereby distribute to each of our Pre-IPO Stockholders the right to receive a pro rata share of the future payments to be made under the Tax Receivable Agreement. Each such pro rata share will be a fraction equal to the number of shares of our common stock beneficially owned by each Pre-IPO Stockholder divided by the number of shares of common stock outstanding immediately prior to the completion of this offering. Under the Tax Receivable Agreement, we will be obligated to pay to the Pre-IPO Stockholders an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal net operating loss, deferred interest deductions and certain tax credits held by us as of September 30, 2010, or Pre-IPO NOL. “Deferred interest deductions” means interest deductions that have accrued as of September 30, 2010, but have been deferred under rules applicable to related party debt. Cash tax savings generally will be computed by comparing our actual federal income tax liability to the amount of such taxes that we would have been required to pay had such Pre-IPO NOL not been available to us. At the effective date of the Tax Receivable Agreement, we will recognize a liability equal to the estimated total payments to be made under the Tax Receivable Agreement (estimated as of September 30, 2010 to be approximately $39.0 million), which will be accounted for as a reduction of additional paid-in capital. Subsequent changes in the estimated liability under the Tax Receivable Agreement will be recorded through earnings in operating expenses. The payments we make to the Pre-IPO Stockholders under the Tax Receivable Agreement are not expected to give rise to any incidental tax benefits to us, such as deductions or an adjustment to the basis of our assets. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that affect airlines and their markets, trends affecting the broader travel industry, and trends affecting the specific markets and customer base that we target. The following key factors may affect our future performance.

Competition. The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code-sharing relationships, and frequent flier programs and redemption opportunities. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flier initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize revenue per ASM. The prevalence of discount fares can be particularly acute when a competitor has excess capacity that it is under financial pressure to sell.

Seasonality and Volatility. Our results of operations for any interim period are not necessarily indicative of those for the entire year because the air transportation business is subject to significant seasonal fluctuations. We generally expect demand to be greater in the second and third quarters compared to the rest of the year. The air transportation business is also volatile and highly affected by economic cycles and trends. Consumer confidence and discretionary spending, fear of terrorism or war, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, weather and other factors have resulted in significant fluctuations in revenues and results of operations in the past. In particular, demand for air transportation services was materially adversely affected by the severe economic recession starting in 2008, and record high fuel prices in 2008 materially adversely affected operating results in the industry generally. We believe, however, demand for business travel historically has been more sensitive to economic pressures than demand for low-price leisure and VFR travel.

Aircraft Fuel. Fuel costs represent the single largest operating expense for most airlines, including ours. Fuel costs have been subject to wide price fluctuations in recent years. Fuel availability and pricing are also subject to refining capacity, periods of market surplus and shortage, and demand for heating oil, gasoline and other petroleum products, as well as meteorological, economic and political factors and events occurring throughout the world, which we can neither control nor accurately predict. We source a significant portion of our fuel from refining resources located in the southeast United States, particularly facilities adjacent to the Gulf of Mexico. Gulf Coast jet fuel tends to sell at slightly lower prices than fuel from other regional refining sources due to the size and depth of the market, and we believe this difference gives us an advantage on our largest single operating cost. At the same time, however, Gulf Coast fuel is subject to volatility and supply disruptions, particularly in hurricane season when refinery shutdowns have occurred in recent years, or when the threat of weather-related disruptions has caused Gulf Coast fuel prices to spike above other regional sources. From time to time, we use jet fuel option contracts or swap agreements to attempt to mitigate price volatility. Additionally, during hurricane season (August through October), we use basis swaps, priced using West Texas Intermediate or Heating Oil indexes, to protect the refining price risk between the price of crude oil and the price of refined jet fuel. Historically we have protected approximately 40% of our forecasted fuel requirements during hurricane season using basis swaps. Our fuel hedging practices are dependent upon many factors, including our assessment of market conditions for fuel, our access to the capital necessary to support margin requirements, the pricing of hedges and other derivative products in the market and applicable regulatory policies. As of September 30, 2010, we had hedged approximately 44.5% and 9.5% of our remaining projected 2010 and full year 2011 fuel requirements, respectively (excluding our hurricane season basis swap hedging), with all of our existing fuel hedge contracts expected to settle by the end of September 2011. As of September 30, 2010 we purchased all of our aircraft fuel under a single fuel service contract. The cost and future availability of jet fuel cannot be predicted with any degree of certainty.

Labor. The airline industry is heavily unionized. The wages and benefits of unionized airline industry employees are determined by collective bargaining agreements, or CBAs. Relations between air carriers and labor unions in the United States are governed by the RLA. Under the RLA, CBAs generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the NMB. This process continues until either the parties have reached agreement on a new CBA, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as strikes and lockouts.

We have three union-represented employee groups representing approximately 50% of our employees at September 30, 2010. Our pilots are represented by the Airline Pilots Association, International, or ALPA, our flight attendants are represented by Association of Flight Attendants, or AFA-CWA, and our flight dispatchers are represented by Transport Workers Union of America, or TWU. Conflicts between airlines and their unions can lead to work slowdowns or stoppages. In June 2010, we experienced a five-day strike by our pilots, which caused us to shut down our flight operations. The strike ended as a result of our reaching a tentative agreement under a Return to Work Agreement and a full flight schedule was resumed on June 18, 2010. On August 1, 2010, we entered into a new five-year collective bargaining agreement. In addition, our CBA with our flight attendants is amendable under the RLA. The outcome of our collective bargaining negotiations cannot presently be determined and the terms and conditions of our future CBAs may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability to bear higher costs under their business models. If we are unable to reach agreement with any of our unionized work groups in the negotiations regarding the terms of their CBAs, we may be subject to work interruptions or stoppages, such as the strike by our pilots in June 2010. A strike or other significant labor dispute with our unionized employees is likely to adversely affect our ability to conduct business.

Maintenance. Due to the young age of our current fleet (approximately 3.8 years on average at September 30, 2010), maintenance expense in 2009 and in the first nine months of 2010 remained relatively low. As the current fleet ages, we expect that maintenance costs will increase in absolute terms, and as a percentage of revenue. The amount of the increase in total maintenance costs in absolute terms, and as a percentage of revenue, is subject to many variables such as future utilization rates, average stage length, the size and makeup of the fleet in future periods and the level of unscheduled maintenance events and their actual costs, which we cannot reliably quantify for any significant period into the future. As a result of our current fleet being acquired over a relatively short period, significant maintenance scheduled on each of our planes will occur at roughly the same time, meaning we will incur our most expensive scheduled maintenance obligations across our current fleet around the same time. These more significant maintenance activities will result in out-of service periods during which our aircraft are dedicated to maintenance activities and unavailable to fly revenue service.

Aircraft leases. The terms of our aircraft lease agreements require us to pay supplemental rent, also known as maintenance reserves, to be paid to the lessor in advance of and as collateral for the performance of major maintenance, resulting in our recording significant prepaid deposits on our balance sheet. As a result, the cash costs of scheduled major maintenance are paid well in advance of the recognition of the maintenance event in our results of operations. Please see “—Critical Accounting Policies and Estimates— Aircraft maintenance, materials and repair costs” and “—Supplemental aircraft rent.”

Critical Accounting Policies and Estimates

The following discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Note 1 to our financial statements provides a detailed discussion of our significant accounting policies.

Critical accounting policies are defined as those policies that reflect significant judgments or estimates about matters that are both inherently uncertain and material to our financial condition or results of operations.

Revenue Recognition. Revenues from tickets sold are initially deferred as air traffic liability. Passenger revenues are recognized when transportation is provided. A non-refundable ticket expires at the date of scheduled travel and is recognized as revenue for the expired ticket value at the date of scheduled travel.

Our most significant non-ticket revenues include revenues generated from air travel-related fees paid by the ticketed passenger for baggage, advance seat selection, reservation change fees, telephone booking, onboard products and other items sold in conjunction with our scheduled air-service and are recognized at the time products are purchased or ancillary services are provided. These revenues also includes commissions from the sales of hotel rooms, trip insurance and rental cars recognized at the time the service is rendered.

Customers may elect to pay a change fee to exchange a ticket in advance of the date of scheduled travel for a credit for future travel. Unused credits expire one year from the date of purchase of the original ticket, and a percentage of these issued credits expire unused. The amount of credits expected to go unused is estimated based on historical experience. Estimating the amount of credits that will go unused involves some level of subjectivity and judgment.

Non-ticket revenues include revenues from our subscription-based $9 Fare Club, recognized on a straight-line basis over 12 months. Revenues generated from the sale of FREE SPIRIT miles and credit card renewals are recognized on a straight-line basis over 19 months based on expected customer usage of miles. We make assumptions on the future use of customer miles based on historical customer behavior. To the extent that customer behavior changes as a result of, among other factors, economic conditions, perception of travel, and the number of miles to earn awards, a corresponding adjustment would be made to the period in which we recognize revenue generated from the FREE SPIRIT miles and credit card renewals, resulting in either a smaller or larger liability. Also included in non-ticket revenues are milestone payments in connection with the achievement of specific usage and user volumes, which we recognize when received from the FREE SPIRIT credit card provider.

Frequent Flier Program. We accrue for mileage credits earned based on the estimated incremental cost of providing free travel. We make certain assumptions to determine the incremental cost, which includes the cost of fuel, incremental fuel burn for an additional passenger, the average weight of passengers, ticketing and certain types of insurance driven by number of passengers. Assumptions are based on current fuel prices, average fleet performance, average loads, actual ticketing cost, and insurance rates. Changes in these assumptions, for example increases in fuel and insurance rates, would increase the estimated incremental cost of transporting one additional passenger and thus result in an increase in the related accrual of this expense. We also sell mileage credits to companies participating in the FREE SPIRIT program. Revenues received from the sale of mileage credits are initially deferred as part of air traffic liability and recognized as passenger revenue over the estimated period the transportation is expected to be provided (currently estimated as 19 months), based on estimates of its fair value, which is determined using average fare. The excess of the total sales proceeds for mileage credits over the estimated fair value of the transportation to be provided is recognized in non-ticket revenues at the time of sale. The total liability for future FREE SPIRIT award redemptions and unrecognized revenue from the sale of mileage credits was $4.8 million and $4.2 million at December 31, 2008 and December 31, 2009, respectively, and $5.8 million at September 30, 2010. New accounting guidance, which becomes effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, will eliminate the residual method of allocation and will require that we allocate all of the mileage costs and revenues at the time the mileage credits are purchased using the relative selling price method. Management is currently evaluating the impact that the new accounting guidance will have on our financial position, results of operations and cash flows.

Aircraft maintenance, materials and repair costs. We account for heavy maintenance under the deferral method. Under the deferral method the cost of heavy maintenance is capitalized and amortized as a component of depreciation and amortization expense until the next such heavy maintenance event. Amortization of engine overhaul costs was $0.0 million, $0.0 million, and $1.0 million for the years ended December 31, 2007, 2008, and 2009, respectively, and $0.7 million and $1.2 million for the nine months ended September 30, 2009 and 2010, respectively. If engine overhaul costs were amortized within maintenance, material and repairs expense in the statement of operations, our maintenance, material and repairs would have been $28.6 million for the year ended December 31, 2009 and $22.7 million and $21.9 million for the nine months ended September 30, 2009 and 2010, respectively. During the years ended December 31, 2007, 2008, and 2009, we capitalized $0.0 million, $0.0 million, and $5.3 million of costs for heavy maintenance, respectively. During the nine months ended September 30, 2010, we capitalized $0.8 million of costs for heavy maintenance. The next heavy maintenance event is estimated based on assumptions including estimated usage, FAA-mandated maintenance intervals and average removal times as suggested by the manufacturer. These assumptions may change based on changes in our utilization of our aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe or engine to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent our planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period. Heavy maintenance events are our HMV4 and HMV8 airframe checks and our engine overhauls. Certain maintenance functions are outsourced under contracts that require payment based on a performance measure such as flight hours. Costs incurred for maintenance and repair under flight hour maintenance contracts, where labor and materials price risks have been transferred to the service provider, are accrued based on contractual payment terms. Routine cost for maintaining the airframes and engines and line maintenance are charged to maintenance, materials and repairs as performed.

Supplemental aircraft rent. Supplemental aircraft rent, also known as maintenance reserves, are paid to aircraft lessors in advance of the performance of major maintenance activities and recorded as prepaid maintenance deposits on the balance sheet. These maintenance deposits are calculated based on a performance measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until our completion of the maintenance of the aircraft. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. These amounts are reimbursed to us after we cause the underlying maintenance to be performed to the satisfaction of the lessor. If at any point we determine it is not probable that we will recover amounts retained by the lessor through future maintenance events, such amounts are expensed as additional aircraft rent. We make certain assumptions to determine the recoverability of maintenance reserves. These assumptions are based on various factors such as the estimated time between the maintenance events and the date the aircraft is due to be returned to the lessor as well as the number of flight hours the aircraft is estimated to be utilized before it is returned. Changes in these assumptions could change our estimates and thus impact our results of operations. We paid $30.1 million and $27.0 million in maintenance reserves, net of reimbursement, to our lessors for the year ended December 31, 2008 and 2009, respectively, and $26.8 million for the nine months ended September 30, 2010, which were recorded as prepaid maintenance deposits.

Fuel Derivatives. We account for derivative financial instruments at fair value and recognize them in the balance sheet as an asset or liability. At December 31, 2008 and 2009, and at September 30, 2010, we did not hold derivative instruments that qualified as cash flow hedges and, accordingly, changes in the fair value of such derivative contracts were recorded as a component of aircraft fuel expense. Theses amounts include both realized gains and losses and mark-to-market adjustments of the fair value of the derivative instruments at the end of each period.

Share-based compensation. We have issued restricted non-voting common stock to officers and certain other management-level employees pursuant to our restricted stock program. These shares will be automatically exchanged for restricted voting common stock upon completion of this offering. In the years ended December 31, 2007, 2008 and 2009 we issued 620,350, 310,000 and 503,897 shares of restricted stock, respectively, of which 1,114,522 shares remain outstanding at September 30, 2010.

Our share based compensation program is intended to grant awards priced at the fair market value of our common stock at the date of grant. Before our stock was publicly traded, the fair value of our common stock was estimated based on the market comparables method that uses our estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage our business. Compensation expense is recognized ratably over the period during which an employee is required to provide service in exchange for an award. Granted awards vest 25% per year on each anniversary of issuance. The weighted-average fair value of awards granted during 2007, 2008, 2009 and the first nine months of 2010 was $0.04 per share, $0.04 per share, $1.10 per share, and $6.39 per share, respectively. As of September 30, 2010, there was $2.1 million of total unrecognized compensation cost related to non-vested shares and options granted under the plan expected to be recognized over a weighted average period of 2.1 years.

Income Taxes. We account for income taxes using the liability method. We record a valuation allowance against deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. In assessing the realizability of the deferred tax assets, our management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

RESULTS OF OPERATIONS

Since adopting our ULCC business model in 2006 and redeploying aircraft to our principal target growth markets in the Caribbean and Latin America and initiating an unbundling strategy, we have lowered our unit operating costs. In 2007, we had net income of $1.4 million based on operating income of $32.0 million and operating revenues of $762.9 million. Adjusted CASM ex fuel showed a marked improvement as our ULCC initiatives matured and began to take hold, resulting in a 17.7% reduction from 2006 to 2007. Our operating performance continued to improve in 2008 and 2009, notwithstanding unfavorable industry conditions.

2009 was our third consecutive full year of profitability. In 2009, we recorded net income of $83.7 million and operating income of $111.4 million on $700.0 million of operating revenues, compared to net income of $33.3 million and operating income of $18.3 million on operating revenues of $787.3 million during 2008. Our 2009 earnings were driven by increased market maturity on our newer routes, relative stability in unit revenues per available seat mile, or RASM, and lower fuel prices. During 2009 and 2008, we also recognized debt extinguishment gains of $19.7 million and $53.7 million, respectively, related to contractual provisions of our recapitalization in mid-2006. The 2008 statement of operations includes $37.8 million of recognized gains from the settlement of fuel derivative contracts that were monetized prior to their stated maturity, of which $14.2 million related to 2009 fuel hedge positions. Also in 2008, we recognized restructuring charges of $17.9 million, primarily related to our early termination of seven of our A319 aircraft operating leases executed to reduce capacity to respond to record high fuel prices and rapidly deteriorating economic conditions.

In the first nine months of 2010, we recorded operating income of $44.5 million and net income of $60.6 million on $562.7 million of operating revenues, compared to operating income of $91.3 million and net income of $55.8 million on operating revenues of $529.0 million during the first nine months of 2009. The results of operations for the nine months ended September 30, 2010 were adversely affected by increased fuel prices and the effects of our June 2010 pilot strike. Fuel cost increased by $46.3 million from 2009 to 2010, caused principally by a 30% increase in the price per gallon in the first nine months of 2010 as compared to the same period in 2009. We believe the five-day pilot strike had a negative impact during the nine months ended September 30, 2010 of approximately $25 million consisting of lost revenues and incremental costs, offset by reduced variable expenses.

Net income for the nine months ended September 30, 2010 also includes the recognition of a $53.5 million tax benefit due to the release of a substantial portion of the valuation allowance on our net deferred tax assets in the third quarter of 2010. Our net income would have been $7.1 million absent the release of this valuation allowance and corresponding tax benefit. As of September 30, 2010, the remaining valuation allowance of $5.1 million represents the amount of the deferred tax asset expected to be utilized in the fourth quarter of 2010.

Operating Revenue

	Year ended 2007		% change 2008 versus 2007	Year ended 2008		% change 2009 versus 2008	Year ended 2009		Nine months ended September 30, 2009		% change first nine months of 2009 versus first nine months of 2010	Nine months ended September 30, 2010
	(in thousands)
Passenger	$686,447		(4.2)%	$657,448		(18.4)%	$536,181		$407,282		(2.0)%	$399,155
Non-ticket	76,432		69.8	129,809		26.2	163,856		121,761		34.3	163,552

Total operating revenue	$762,879		3.2%	$787,257		(11.1)%	$700,037		$529,043		6.4%	$562,707

RASM (cents)	9.02	¢	5.7%	9.53	¢	(1.8)%	9.35	¢	9.36	¢	1.6%	9.51	¢
Average fare—ticket revenue per passenger flight segment	$98.44		(4.3)	$94.24		(10.0)	$84.77		$84.78		(6.7)%	$79.09
Average non-ticket revenue per passenger flight segment	10.96		69.8	18.61		39.2	25.91		25.35		27.9%	32.41

Total revenue per passenger flight segment	$109.40		3.2%	$112.85		(1.9)%	$110.68		$110.13		1.2%	$111.50

The growth achieved in non-ticket revenues over the past three years and the first nine months of 2010 is due to the effect of unbundling our fares and the introduction of various new revenue streams unrelated to ticket sales, as follows:

•	in 2007, we introduced checked baggage fees and the $9 Fare Club, for which we charge an annual subscription membership fee, and began charging for all onboard food and beverages;

•	in 2008, we introduced advance seat selection fees;

•	in 2009, to cover sales distribution transactions costs, we introduced our passenger usage fee;

•	in January 2010, we introduced a reservation booking fee for bookings made through our call center and a GDS fee to cover reservations made through travel agents; and

•	in August 2010, we introduced a fee for carry-on bags that do not fit under an aircraft seat.

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009

For the nine months ended September 30, 2010, we had net income of $60.6 million inclusive of a $53.5 million tax benefit due primarily to the release of a portion of the valuation allowance on our net deferred tax assets, and operating income of $44.5 million on $562.7 million of operating revenues, compared to $55.8 million of net income and operating income of $91.3 million on $529.0 million of operating revenues during the first nine months of 2009. Our earnings during first nine months of 2010 were adversely affected by a 30.0% increase in average fuel prices, compared to the corresponding 2009 period, and our June 2010 pilot strike.

As of September 30, 2010, we determined that, under generally accepted accounting principles, $53.5 million of our tax valuation allowance on specific deferred tax assets was no longer required. As a result of releasing a portion of the valuation allowance, we recorded a corresponding tax benefit of $53.5 million for the nine months ended September 30, 2010.

The June 2010 pilot strike resulted in reduced bookings in the period leading up to the strike as our customers became aware of the impending end of the cooling off period, and lost revenues while flight operations were shut down and while we recovered from the strike. We also experienced additional expenses related to the strike, including costs to reaccommodate passengers, offset in part by reduction in other expenses, such as aircraft fuel and salaries, wages and benefits. We estimate that the strike had a net negative impact on our operating income for the quarter and nine months ended September 30, 2010 of approximately $25 million consisting of an estimated $29 million in lost revenues, and approximately $4 million of incremental costs resulting from the strike, offset in part by reduced variable expenses avoided during the strike of approximately $8 million. Additionally, under the terms of the new pilot contract, we also accrued $2.6 million in return-to-work payments during the second quarter, which are not included in the strike impact costs described above.

During the nine months ended September 30, 2010, we introduced our first four Airbus A320 aircraft to our fleet. Configured to seat 178 passengers, we believe these new aircraft will be more cost efficient on a seat mile basis than our A319 aircraft, which seat 145 passengers. These four aircraft are held under 12-year operating leases and were delivered to us during the months of March, April, May and September.

Our capacity in terms of ASMs increased 4.7% from the nine months ended September 30, 2009 compared to the nine months ended September 30, 2010. Our traffic as measured in terms of RPMs increased by 4.9%. Our aircraft operated on average with 81.2% of the seats full during the nine months ended September 30, 2010 compared to 81.1% during the nine months ended September 30, 2009.

Within operating revenues, passenger ticket revenue decreased by 2.0% in the first nine months of 2010 compared to the corresponding 2009 period, from $407.3 million to $399.2 million. The decrease resulted from the shutdown of operations due to the June 2010 pilot strike, and from the migration of a portion of passenger revenues to non-ticket revenues as a result of our continued unbundling strategy, offset in part by a 5.1% increase in passenger segments in the 2010 period from new A320 aircraft entering service in March, April, May and September of 2010.

Non-ticket revenues grew by $41.8 million in the first nine months of 2010, or 34.3% on 5.1% increase in passenger flight segments, as we benefited from more mature unbundled products and new ancillary services started during 2010. Our non-ticket revenue per passenger flight segment increased 27.9% to $32.41 from $25.35 during the first nine months of 2009. Also during 2010, we no longer sold our Big Front Seat® as a separate fare but instead charged a premium seat upgrade fee, which shifted revenue from passenger revenue to non-ticket revenues. In August 2010, we introduced a fee for carry-on bags. Although we have only limited results from the change in our policy, preliminary data suggests that passengers are carrying on fewer bags and instead electing to check their bags, resulting in a significant reduction in the number of carry-on bags checked at the gate. We believe these changes are helping us reduce the time it takes to board and unload our aircraft and thereby permit us to turn our aircraft more quickly when compared to turn-around times during the comparable period in 2009 when no carry-on bag fee was in place. We believe this will provide us with the opportunity for improved aircraft utilization.

2009 compared to 2008

We operated the entire 2009 year with a 28 aircraft fleet, reflecting the reduced capacity implemented in mid-2008. With the 20% reduction to our fleet, our capacity in terms of ASMs was reduced by 9.4% from 2008 to 2009. We believe our 2008 capacity reductions strengthened our ability to endure the continued economic challenges of 2009. Our traffic as measured in terms of RPMs decreased by 8.5%, a smaller decrease than indicated by our reduction in capacity, due to a slightly higher load factor for the year. Our aircraft operated on average with 80.7% of the seats full in 2009 compared to 79.9% during 2008.

Our total operating revenues decreased by 11.1% in 2009 compared to 2008. However our RASM decreased only 1.8% from 9.53¢ to 9.35¢, which was significantly less than the unit revenue declines suffered by the traditional network carriers. Passenger revenues decreased 18.4% partially due to the capacity reductions we implemented during 2008, but also due to the shift of revenues from base ticket fares to non-ticket revenues, which had the effect of driving our base fares lower.

Non-ticket revenues grew by $34.0 million in 2009, or 26.2%, as we benefited from more mature unbundled products and services started during 2008 and 2009 as well as increased pricing of certain non-ticket products and services.

2008 compared to 2007

With the 20% reduction to our fleet in mid-2008, our capacity in terms of ASMs was reduced by 2.4% compared to 2007. While we continued to serve most markets, our capacity reductions were most significant at off-peak times of the day. Our traffic as measured in terms of RPMs decreased 3.7% due to a slightly lower load factor for the year. Our aircraft operated on average with 79.9% of the seats full in 2008 compared to 81.0% during 2007.

Our total operating revenues increased by 3.2% in 2008 compared to 2007. Passenger revenues decreased 4.2% from 2007 to 2008 primarily due to the reduction of our seat capacity as we sought to optimize the network and frequency to improve liquidity in response to the effects of the global economic recession and record high fuel prices and rapidly deteriorating economic conditions.

Non-ticket revenues grew by $53.4 million, or 69.8%, due to the effect of our strategy of unbundling our fares, which began in 2007 and grew more established during 2008.

Operating Expenses

Since adopting our ultra low-cost model, we have continuously sought to reduce our unit operating costs and have created what we believe is one of the lowest cost structures in the Americas. Our ability to keep our unit costs low while our capacity decreased by 9.4% from 2008 to 2009 demonstrated our ability to make adjustments and the strength of our business model to flex and adapt with capacity. The table below presents our operating expenses, as a percentage of operating revenue for the last three years and for each of the nine months ended September 30, 2010 and 2009, as well as operating costs per available seat mile (CASM).

	For the year ended December 31,									For the nine months ended September 30,
	2007			2008			2009			2009		2010
	% of Revenue	CASM		% of Revenue	CASM		% of Revenue	CASM		% of Revenue	CASM	% of Revenue	CASM
Operating revenue	100.0%			100.0%			100.0%			100.0%		100.0%
Operating expenses:
Aircraft fuel	32.9%	2.97		38.0%	3.62	¢	25.9%	2.42	¢	24.9%	2.33 ¢	31.7%	3.01	¢
Salaries, wages, and benefits	19.2%	1.73		18.7%	1.78		19.3%	1.81		19.0%	1.78	20.4%	1.94
Aircraft rentals	15.7%	1.41		13.4%	1.28		12.9%	1.20		12.8%	1.20	13.0%	1.23
Landing fees and other rentals	5.6%	0.50		5.5%	0.52		6.0%	0.56		6.1%	0.57	6.3%	0.60
Distribution	4.8%	0.43		4.8%	0.46		4.9%	0.46		4.6%	0.43	5.4%	0.51
Maintenance, materials and repairs	3.1%	0.28		3.1%	0.29		3.9%	0.37		4.2%	0.39	3.7%	0.35
Depreciation and amortization	0.7%	0.06		0.5%	0.05		0.7%	0.07		0.7%	0.06	0.8%	0.07
Other operating expenses	13.8%	1.25		10.9%	1.04		10.4%	0.97		10.3%	0.96	10.9%	1.03
Loss on disposal of assets	0.0%	0.00		0.5%	0.05		0.1%	0.01		0.2%	0.02	0.0%	0.00
Restructuring	0.0%	0.00		2.3%	0.22		-0.1%	(0.01)		0.0%	(0.00)	0.0%	0.00

Total operating expense	95.8%			97.7%			84.1%			82.7%		92.1%
CASM		8.64	¢		9.31	¢		7.86	¢		7.74 ¢		8.75	¢
MTM gains / (losses) per ASM		0.12			(0.12)			0.02			(0.01)		0.02
Restructuring per ASM		0.00			0.22			(0.01)			(0.00)		0.00
Adjusted CASM (excludes Restructuring and MTM gains/losses)		8.76			8.97			7.89			7.73		8.77
Adjusted CASM excluding fuel		5.67			5.47			5.45			5.41		5.74

(1)	Aircraft fuel expense is the sum of (i) “into-plane fuel cost,” which includes the cost of jet fuel and certain other charges such as fuel taxes and oil, (ii) settlement gains and losses, and (iii) unrealized mark-to-market gains and losses associated with fuel hedge contracts. The following table summarizes the components of aircraft fuel expense for the periods presented:

	For the year ended December 31,					For the nine months ended September 30,
	2005	2006	2007	2008 (*)	2009	2009	2010
	(in thousands)
Into-plane fuel cost	$167,161	$175,615	$265,226	$359,097	$181,806	$129,974	$179,212
Settlement (gains) losses	(9,351)	(339)	(3,714)	(69,876)	750	1,215	(125)
Changes in value of open fuel hedge contracts	2,747	1,056	(10,282)	9,873	(1,449)	646	(928)

Aircraft Fuel	$160,557	$176,332	$251,230	$299,094	$181,107	$131,835	$178,159

(*)	In July 2008, we monetized all of our fuel hedge contracts, which included hedges that had scheduled settlement dates during the remainder of 2008 and in 2009. We recognized a gain of $37.8 million representing cash received upon monetization of these contracts, of which a gain of $14.2 million related to 2009 fuel hedge positions on these contracts.

(2)

Restructuring charges were $0.1 million (less than 0.01 cents per ASM) in 2007, $17.9 million (0.22 cents per ASM) in 2008, and credits of $0.4 million (0.01 cents per ASM) in 2009, $0.1 million (less than 0.01 cents per ASM) in the nine months ended September 30, 2009 and $0.1 million (less than 0.01 cents per ASM) in the nine months ended September 30, 2010. Restructuring charges for 2007 include amounts relating to the accelerated retirement of our MD-80 fleet. Restructuring charges for 2008 and 2009 include amounts relating to the early termination in mid-2008 of leases for seven Airbus A319 aircraft, a related reduction in workforce and exit facility costs associated with returning planes in 2008. Restructuring charges for the nine months ended September 30, 2009 and 2010 include exit facility costs associated with returning planes and sale of previously-expensed MD-80 parts. Please see “—Our Operating Expenses—Restructuring Charges.”

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009

Our operating expenses increased by 18.4% for the nine months ended September 30, 2010 compared to the same period in 2009. The increase was primarily due to a $46.3 million increase in fuel cost caused principally by a 30.0% increase in the average price of aircraft fuel compared to the average during the corresponding period in the prior year, increased labor costs chiefly due to increased head count and the inclusion of $2.6 million in pilot return-to-work payments recorded in the period as part of our tentative agreement for the conclusion of the strike, $4.0 million of net incremental cost incurred for the strike and related shut down of operations, increased rents due to four newly delivered A320 aircraft, and increases in distribution costs mainly due to promotions designed to increase our email subscriber base as well as a shift in bookings to third-party distribution channels in the first nine months of 2010 as compared to the same period in 2009. The increase in our adjusted CASM excluding fuel year-over-year from 5.41 to 5.74 cents is principally the result of loss of capacity caused by the June 2010 pilot strike.

Aircraft fuel expense includes both into-plane expense (as defined below) plus the effect of mark-to-market adjustments to our portfolio of derivative instruments, which is a component of aircraft fuel expenses. Into-plane fuel expense is defined as the price that we generally pay at the airport, or the “into-plane” price, including taxes and fees. Into-plane fuel prices are affected by world oil prices and refining costs, which can vary by region in the United States and the other countries where we operate. Into-plane fuel expense approximates cash paid to the supplier and does not reflect the effect of our fuel derivatives. Because our fuel derivative contracts do not qualify for hedge accounting, we recognize changes in the fair value of our derivatives when they occur, as a component of aircraft fuel expense, both realized and unrealized. Aircraft fuel expense increased from $131.8 million to $178.2 million.

The elements of the changes in aircraft fuel expense are illustrated in the following table:

	Nine Months Ended September 30,		Percentage
	2009	2010	Change
	(in thousands, except per-gallon amounts)
Fuel gallons consumed	74,228	77,956	5.0%
Into-plane fuel cost per gallon	$1.75	$2.30	31.3

Total into-plane fuel expense	$129,974	$179,212	37.9

Impact on fuel expense from (gains) and losses arising from fuel-derivative activities	1,861	(1,053)	—

Aircraft fuel expense	$131,835	$178,159	35.14

During the nine months ended September 30, 2010 we recognized $1.0 million of net fuel derivative gains consisting of settlement gains of $0.1 million and mark-to-market (unrealized) gains of $0.9 million. During the nine months ended September 30, 2009 we recognized $1.9 million of fuel derivative losses. Due to the tightening of the credit markets leading into 2009, our derivative counterparties demanded full cash collateral from us to hedge their own risk. As a result, we had limited hedges during the first nine months of 2009, with the first settlement occurring in July 2009.

We evaluate economic fuel expense, which we define as into-plane fuel expense less the cash we received from hedge counterparties for hedges that we settle during the relevant period, including hedges that we terminate early during the period. The key difference between aircraft fuel expense and economic fuel expense is the timing of gain or loss recognition on our hedge portfolio. When we refer to economic fuel expense, we include net settlement gains or losses only when they are realized through a cash payment from our derivative contract counterparties for those contracts that were settled during the period. We believe this is the best measure of the effect that fuel prices are currently having on our business because it most closely approximates the net cash outflow associated with purchasing fuel for our operations. Accordingly, many industry analysts evaluate airline results using this measure and it is used in our internal management reporting.

The difference between aircraft fuel expense and economic fuel expense is shown below:

	Nine Months Ended September 30,		Percentage
	2009	2010	Change
	(in thousands, except per-gallon amounts)
Into-plane fuel expense	$129,974	$179,212	37.9%
Less: Cash received from settled derivatives, net of cash settlements paid	1,215	(125)	—

Economic fuel expense	$131,189	$179,087	36.5%

Fuel gallons consumed	74,228	77,956	5.0

Economic fuel cost per gallon	$1.77	$2.30	30.0%

The increase in labor costs for the nine months ended September 30, 2010, compared to the corresponding 2009 period, was primarily due to increased pilot overtime and training in conjunction with the entry into service of our first A320 aircraft, as we incurred additional pilot offline time in order to comply with mandated FAA training standards as well as higher pilot wages and benefits due to implementation of the new CBA during the third quarter of 2010. In addition, we also accrued $2.6 million in return-to-work payments.

The increase in distribution expense of 25.1%, or $6.1 million, from 2009 to 2010 is due primarily to increased advertising costs incurred to grow our email subscriber list during 2010, higher credit card fees due to increased credit card usage and credit card rates period over period, and a shifting of bookings to third-party distribution channels (GDSs), which increased from approximately 11% of bookings through GDSs during 2009 to approximately 14% during the same period in 2010.

All four Airbus A320 aircraft delivered in the first nine months of 2010 were financed via operating leases resulting in increased rents compared to the first nine months of 2009.

The increase in landing fees and other rents was driven by an increase in landing fees and airport facility rental rates in response to overall reduced industry capacity, which caused many airports to attempt to mitigate lost operating revenues by raising rates and fees.

The decrease in maintenance, materials and repair costs in 2010 is due to fewer aircraft maintenance events in the first nine months of 2010 compared to those occurring during the first nine months of 2009.

2009 compared to 2008

Operating expenses improved in 2009 due to our ability to react quickly to market conditions and deploy our 2008 capacity and cost reduction initiatives effectively, boosted by significantly more favorable fuel prices as compared to the prior year. As a result of our 2008 capacity and cost reduction initiatives, we entered 2009 with a 20% smaller fleet size, a more efficient workforce and a reduced cost structure after eliminating or reducing various expenses.

Aircraft fuel expense decreased by 39.4%, or $118.0 million, on a 10.2% reduced consumption of gallons as a result of decreased crude prices and operation of a smaller fleet. The elements of the changes in aircraft fuel expense are illustrated in the following table:

	Years Ended December 31,		Percentage Change
	2008	2009
	(in thousands, except per-gallon amounts)
Fuel gallons consumed	109,562	98,422	(10.2)%
Into-plane fuel cost per gallon	$3.28	$1.85	(43.6)

Total into-plane fuel expense	$359,097	$181,806	(49.4)%

Impact on fuel expense from (gains) and losses arising from fuel-derivative activities	(60,003)	(699)	—

Aircraft fuel expense	$299,094	$181,107	(39.4)%

During 2009 we recognized $0.7 million of net fuel derivative gains consisting of settlement losses of $0.7 million offset by mark-to-market (unrealized) gains of $1.4 million. During 2008, we recognized $60.0 million of net fuel derivative gains consisting of realized gains of $69.9 million and reversals of previously unrealized gains of $9.9 million. As further explained below, in July 2008 we liquidated all of our derivative instruments. In the immediate aftermath of record high fuel prices of 2008 and very tight credit markets, our derivative counterparties demanded full collateral from us to hedge their own risk. As a result, we were only able to hedge a small portion of our fuel costs during 2009. The volatility of fuel prices experienced in the market place and reflected in our earnings in 2008 subsided somewhat in 2009, and had less of an influence on our earnings.

We evaluate economic fuel expense as described above.

The difference between aircraft fuel expense and economic fuel expense is shown below:

	Years Ended December 31,		Percentage Change
	2008	2009
	(in thousands, except per-gallon amounts)
Into-plane fuel expense	$359,097	$181,806	(49.4)%
Less: Cash received from settled derivatives, net of cash settlements paid	(69,876)	750	—

Economic fuel expense	$289,221	$182,556	(36.9)%

Fuel gallons consumed	109,562	98,422	(10.2)%

Economic fuel cost per gallon	$2.64	$1.85	(29.7)%

All of the $0.7 million of settlement gain recognized in 2009 was the result of derivative contracts that settled on their originally scheduled maturity dates. We had realized gains of $69.9 million in 2008, which includes $32.1 million on fuel derivatives contracts that settled during the period on their originally scheduled settlement dates. Additionally, in July 2008, we monetized all of our remaining fuel derivatives contracts resulting in realized gains of $23.6 million from contracts with 2008 scheduled maturities and $14.2 million from contracts with 2009 scheduled maturities.

The decrease in salaries, wages and benefits expenses from 2008 to 2009 was primarily due to the reduction of approximately 15% of our workforce that we implemented in 2008, some of which was directly related to reduced capacity and some of which was administrative staff.

We reduced our distribution expense by 9.9%, or $3.7 million, from 2008 to 2009, by reducing the telecommunication cost per minute for our call center and reducing spending on advertising. We also increased the percentage of reservations made through our website, spiritair.com, our most efficient sales distribution channel.

The reduction in aircraft rent for 2009 as well as other operating expenses is correlated to the reduction in aircraft and related expenses, such as aviation insurance and ground handling cost.

The increase in maintenance, materials and repair costs in 2009 is due to various unscheduled aircraft maintenance events that occurred during the year. Due to the young age of our fleet (approximately 3.2 years on average at December 31, 2009), maintenance expense remained very low in 2009. As the fleet ages, we expect that maintenance costs and related out of service time to complete the maintenance will increase in absolute terms, and maintenance costs will increase as a percentage of revenue.

In July 2008, in response to record high fuel prices and rapidly deteriorating economic conditions, we rapidly restructured our network to optimize profitability. This restructuring included the early termination of seven Airbus A319 aircraft operating leases and workforce reductions resulting in one-time lease fees, severance costs and relocation costs. We determined the retirement of these aircraft and the planned reduction and relocation of certain employees met the requirement of an exit activity and accrued a charge in 2008. During 2008, we incurred $17.9 million in net restructuring charges consisting primarily of the costs associated with the return of and write-off of certain leased aircraft assets and liabilities and the accrual for employee severances and relocation charges. We had non-cash write-off charges of $17.2 million and cash payments of $10.7 million. During 2009, we incurred $0.4 million in cash payments related to facility exit costs and severance.

2008 compared to 2007

We modified our growth plan in late 2008 in response to record high fuel prices and rapidly deteriorating economic conditions by terminating leases for seven aircraft and implementing a related reduction in work force. The 20% reduction to our fleet and workforce helped mitigate the record high jet fuel prices we experienced during 2008. With the 20% reduction to our fleet in mid-2008, our capacity in terms of ASMs was reduced by 2.4% compared to 2007.

Aircraft fuel expense increased from $251.2 million in 2007 to $299.1 million in 2008. The elements of the changes in aircraft fuel expense from 2007 to 2008 are illustrated in the following table:

	Years Ended December 31,		Percentage Change
	2007	2008
	(in thousands, except per-gallon amounts)
Fuel gallons consumed	113,842	109,562	(3.8)%
Into-plane fuel cost per gallon	$2.33	$3.28	40.7

Total into-plane fuel expense	265,226	359,097	(35.4)

Impact on fuel expense from (gains) and losses arising from fuel-derivative activities	(13,996)	(60,003)	—

Aircraft fuel expense	$251,230	$299,094	19.1%

As shown above, during 2008, we recognized $60.0 million of net fuel derivative gains consisting of realized gains of $69.9 million and reversals of previously unrealized gains of $9.9 million. During 2007, we recognized $14 million of net fuel derivative gains consisting of settlement gains of $3.7 million and mark-to-market (unrealized gains) of $10.3 million.

The difference between aircraft fuel expense and economic fuel expense is shown below:

	Years Ended December 31,		Percentage Change
	2007	2008
	(in thousands, except per-gallon amounts)
Into-plane fuel expense	$265,226	$359,097	35.4%
Less: Cash received from settled derivatives, net of cash settlements paid	(3,714)	(69,876)	—

Economic fuel expense	$261,512	$289,221	10.6

Fuel gallons consumed	113,842	109,562	(3.8)

Economic fuel cost per gallon	$2.30	$2.64	14.9%

During 2008, we realized gains of $69.9 million, which consisted of $32.1 million on fuel derivative contracts that settled during the period based on their originally scheduled settlement date. Additionally, in July 2008 we monetized all of our remaining fuel derivative contracts resulting in realized gains of $23.6 million from contracts with 2008 scheduled maturities and $14.2 million from contracts with 2009 scheduled maturity. During 2007, the entire $3.7 million realized gain was the result of contracts that settled based on their original scheduled settlement date.

In 2008, we incurred $4.0 million related to loss on sale and leaseback transactions, and $0.1 million of net loss on disposal of assets. In 2009, we incurred $1.0 million related to loss on sale and leaseback transactions.

Other operating expense was reduced by $19.9 million, or 18.9%, largely reflecting the reduction in fleet size and related operations expenses such as aviation insurance and ground handling cost.

We incurred $17.8 million more in restructuring cost during 2008 compared to 2007. These costs consisted mainly of lost security and maintenance deposits directly related to the termination of the operating leases for seven Airbus A319 aircraft and the early return of the aircraft to the lessor. We began removing the aircraft from service in July 2008 and returned the last aircraft in September. As a result of this decision, our aircraft rent decreased compared to the prior year as well as associated cash outflows such as maintenance reserves.

Other (income) expense, net

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009

We recorded other expense, net of $36.9 million for the first nine months of 2010 compared to other expense, net of $34.5 million for the same period in 2009. Related-party interest expense incurred during the nine months ended September 30, 2009 and 2010 was $29.4 million and $33.5 million, respectively, and consisted primarily of paid-in-kind interest on notes and preferred stock dividends due to related parties. Non-related party interest expense during the nine months ended September 30, 2009 and 2010 was $4.5 million and $5.9 million, respectively.

2009 compared to 2008

We recorded other expense, net of $26.2 million in 2009 compared to other income, net of $15.4 million in 2008, which resulted in a $41.6 million swing from 2008.

In accordance with our 2006 recapitalization agreements, we recognized $19.7 million of gain on debt extinguishment in 2009 as a result of a liquidation value adjustment to the Class A preferred stock required by our 2006 recapitalization agreements, and cancellation of accrued dividends that was triggered by a contingency in our 2006 recapitalization agreements resulting from our net costs related to the disposal of MD-80 aircraft during the period from January 2006 through December 2009 that exceeded a contractually-specified target threshold measured at December 31, 2009.

In 2008, we recognized a $53.7 million gain on extinguishment of debt that was triggered by the occurrence of separate contractual contingencies in our 2006 recapitalization agreements: one based on whether we had a new ratified collective bargaining agreement, or CBA, with our pilots by January 1, 2008, and the other triggered because our unrestricted cash balances at December 31, 2008 had fallen below $35 million and Indigo exercised its right to require all holders of Tranche B Notes to purchase additional Tranche B notes. The agreements provided that the purchase of additional Tranche B notes would adjust the Liquidation Preference of our Class A Preferred Stock held by investment funds managed by Indigo. In accordance with these agreements, the debt extinguishment was a result of the cancellation of 25,000 shares of Class A Preferred Stock held by Indigo and the reduction of the Liquidation Preference of the remaining 100,000 shares of Class A Preferred Stock held by investment funds managed by Oaktree by an aggregate of $25.2 million from par value of $1,000 plus accrued and unpaid dividends per share to $748 per share, plus accrued and unpaid dividends per share as of December 31, 2008. As of December 31, 2009, the Liquidation Preference was further reduced to $582 plus accrued and unpaid dividends per share as a result of the MD-80 triggered contingency described above. All associated accrued and unpaid dividends associated with the Liquidation Preference reduction were also eliminated.

Interest expense increased by $6.6 million in 2009 over 2008 due to the compounding of paid-in-kind interest on our long-term debt.

All of the amounts recorded in 2008 and 2009 related to extinguishment of debt, and substantially all of the interest expense recorded in 2007, 2008, 2009 and the nine months ended September 30, 2009 and 2010 relates to preferred stock and secured debt instruments held by our principal stockholders that will be repaid, redeemed or exchanged into shares of common stock in connection with the closing of this offering. Accordingly, those amounts are not indicative of amounts to be reported in our statement of operations after the closing of this offering. Please see “Use of Proceeds” and “Capitalization.”

2008 compared to 2007

We recorded other income, net in 2008 compared to other expense, net in 2007, which represented a positive $45.9 million swing between the two years. The significant change was primarily due to the $53.7 million gain on extinguishment of debt described above.

Interest expense increased by $2.1 million due to the compounding of paid-in-kind interest.

Interest income decreased 66.8% or $4.0 million primarily due to $51.9 million use of cash in operating activities to fund record high fuel prices, the required cash collateral for our credit card processors and other working capital needs during 2008.

Income Taxes

Our federal net operating loss carryforward, or NOL, was $142.7 million as of December 31, 2009, after application of NOLs of $46.2 million against our 2009 income tax liability. As of September 30, 2010, we had NOLs for federal income tax purposes of $133.8 million, which will begin to expire in 2023. This amount includes $10.0 million of NOLs the use of which is limited under Section 382 of the U.S. Internal Revenue Code, and which can be carried forward until the balance expires in 2023. As of September 30, 2010, we determined that $3.5 million of these NOLs would not be able to be utilized. In addition, as of September 30, 2010, we had state NOLs of approximately $44.6 million, which can be used to offset future state taxable income.

At December 31, 2009, we had recorded a full valuation allowance against existing deferred tax assets to the extent not offset by deferred tax liability. At September 30, 2010, we determined that, under generally accepted accounting principles, the valuation allowance should be reduced by $53.5 million, which we recognized as a deferred tax benefit in the third quarter of 2010. As of September 30, 2010, the remaining valuation allowance of $5.1 million represents the amount of the deferred tax asset expected to be utilized in the fourth quarter of 2010. Our effective tax rate generally reflects the alternative minimum tax liability along with certain state and foreign taxes owed by us.

Immediately prior to the completion of this offering, we intend to enter into the Tax Receivable Agreement and thereby distribute to each holder of our common stock as of such time, or the Pre-IPO Stockholders, the right to receive a pro rata share of the future payments to be made under such agreement. These future payments to the Pre-IPO Stockholders will be in an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal NOL, deferred interest deductions and certain tax credits held by us as of September 30, 2010. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

Quarterly Financial Data

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
Total operating revenue (thousands)	$203,321	$204,803	$203,025	$176,108	$170,028	$180,407	$178,608	$170,994	$184,051	$173,395	$205,261
Passenger (thousands)	177,731	173,961	164,636	141,120	133,628	137,335	136,319	128,899	136,909	122,408	139,838
Non-ticket (thousands)	25,590	30,842	38,389	34,988	36,400	43,072	42,289	42,095	47,142	50,987	65,423
Operating income (thousands)	9,538	27,165	(39,569)	21,157	30,683	34,681	25,938	20,107	24,124	(2,173)	22,588
Net income (thousands)	$50,888	$16,998	$(48,410)	$13,783	$18,709	$22,817	$14,282	$27,885	$11,276	$(14,030)	$63,346

Earnings Per Share:
Basic	$1.98	$0.66	$(1.88)	$0.53	$0.72	$0.88	$0.55	$1.07	$0.43	$(0.54)	$2.41
Diluted	$1.98	$0.66	$(1.88)	$0.53	$0.72	$0.88	$0.55	$1.05	$0.42	$(0.54)	$2.37
Weighted average shares outstanding
Basic	25,735,054	25,752,225	25,801,971	25,830,239	25,849,756	25,893,313	25,925,378	25,973,102	26,056,908	26,164,318	26,240,764
Diluted	25,723,003	25,860,838	25,801,971	26,027,606	25,970,559	26,013,956	26,003,584	26,478,899	26,780,439	26,164,318	26,769,425
Other financial data (unaudited):
EBITDA (1)	$61,056	$28,110	$(38,406)	$25,226	$31,772	$35,914	$26,997	$41,063	$25,460	$(789)	$24,083
Adjusted EBITDA (1)	4,429	(6,817)	34,452	22,952	32,109	35,482	29,224	20,022	25,103	1,716	22,229
Adjusted EBITDAR (1)	33,597	21,150	60,422	45,452	54,859	58,458	51,319	42,175	47,679	26,589	47,716
Other operating statistics
Aircraft at end of period	36	35	28	28	28	28	28	28	29	31	32
Airports served	39	43	43	39	40	39	38	39	39	40	40
Average daily Aircraft utilization (hours)	12.2	12.9	12.7	12.4	12.9	13.3	13.2	12.7	12.96	12.07	13.1
Average stage length (miles)	923	911	929	942	921	933	933	936	942	928	940
Passenger flight segments (thousands)	1,761	1,879	1,813	1,523	1,483	1,630	1,692	1,521	1,526	1,611	1,910
Revenue passenger miles (RPMs) (thousands)	1,678,406	1,746,837	1,711,411	1,463,155	1,414,086	1,552,410	1,617,809	1,454,759	1,464,645	1,519,609	1,824,795
Available seat miles (ASMs) (thousands)	2,118,474	2,210,862	2,116,581	1,816,314	1,804,457	1,918,505	1,929,990	1,832,189	1,820,131	1,905,053	2,194,099
Load factor	79.2%	79.0%	80.9%	80.6%	78.4%	80.9%	83.8%	79.4%	80.5%	79.8%	83.2%
Average ticket revenue per passenger flight segment	$100.91	$92.58	$90.79	$92.68	$90.13	$84.27	$80.58	$84.76	$89.74	$75.97	$73.22
Average non-ticket revenue per passenger flight segment	$14.53	$16.41	$21.17	$22.98	$24.55	$26.43	$25.00	$27.68	$30.90	$31.64	$34.26
Operating revenue per ASM (RASM) (cents)	9.60	9.26	9.59	9.70	9.42	9.40	9.25	9.33	10.11	9.10	9.36
CASM (cents)	9.15	8.03	11.46	8.53	7.72	7.60	7.91	8.24	8.79	9.22	8.33
CASM excluding restructuring, or Adjusted CASM (cents) (2) (3)	9.63	9.62	8.04	8.50	7.71	7.63	7.86	8.36	8.82	9.10	8.43
Adjusted CASM ex fuel (cents) (2)	5.82	5.41	5.18	5.46	5.73	5.37	5.17	5.56	5.83	6.03	5.42
Fuel gallons consumed (thousands)	28,794	29,409	27,751	23,608	23,522	25,183	25,523	24,194	24,200	24,965	28,791
Average economic fuel cost per gallon	$2.80	$3.17	$2.18	$2.34	$1.53	$1.72	$2.03	$2.12	$2.25	$2.34	$2.30

(1)

EBITDA, Adjusted EBITDA and Adjusted EBITDAR are included as supplemental disclosures because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. Adjusted EBITDA eliminates several significant items historically reflected in our statement of operations, but which will not be relevant after the closing of the offering contemplated by this prospectus, including interest expense on indebtedness and gain on extinguishment of Notes and Preferred Stock to be repaid or redeemed, or exchanged for common stock, in connection with this offering, management fees we will cease paying after the completion of this offering and expenses of this offering unrelated to our continuing operations. We have also adjusted for stock-based compensation expenses, the amount of which is dependent on market comparables, and other non-operating matters that are outside of our control and thus not indicators of our ongoing operating performance. Adjusted EBITDA also eliminates charges from two significant restructuring programs involving the accelerated conversion of our entire fleet from McDonnell Douglas MD-80 family aircraft to Airbus A320 family aircraft and a reduction in the fleet in mid-2008 in response to record high fuel prices and rapidly deteriorating economic conditions, both of which we believe are unique events unrelated to our ongoing operating activities. Further, we believe Adjusted EBIDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, directly subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes), and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. We also use Adjusted EBITDA and Adjusted EBITDAR to establish performance measures for executive compensation purposes. However, because derivations of EBITDA, Adjusted EBITDA and Adjusted EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA as presented may not be directly comparable to similarly titled measures presented by other companies.

EBITDA, Adjusted EBITDA and Adjusted EBITDAR have limitations as an analytical tool. Some of these limitations are: EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect changes in, or cash requirements for, our working capital needs; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect any cash requirements for such replacements; non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period; EBITDA, Adjusted EBITDA and Adjusted EBITDAR do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and other companies in our industry may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDAR differently than we do, limiting its usefulness as a comparative measure. Because of these limitations EBITDA, Adjusted EBITDA and Adjusted EBITDAR should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

The following table represents the reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDAR to net income (loss) for the periods indicated below:

	Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010 (g)	September 30, 2010
	(in thousands)
Reconciliation:
Net income (loss)	$50,888	$16,998	$(48,410)	$13,783	$18,709	$22,817	$14,282	$27,885	$11,276	$(14,030)	$63,346
Plus (minus):
Interest expense	9,898	9,939	9,972	10,436	11,929	11,731	11,659	11,573	12,772	12,667	12,568
Interest income	(823)	(437)	(474)	(242)	(118)	(102)	(78)	(47)	(60)	(99)	(83)
Provision/(benefit) for income taxes	594	198	(565)	161	343	418	261	511	339	(463)	(52,869)
Depreciation and amortization	939	978	1,231	1,088	1,129	1,287	1,120	1,388	1,370	1,429	1,518
Capitalized interest	(440)	434	(160)	—	(220)	(237)	(247)	(247)	(237)	(293)	(397)

EBITDA	61,056	28,110	(38,406)	25,226	31,772	35,914	26,997	41,063	25,460	(789)	24,083
Gain on extinguishment of debt (a)	(50,645)	—	—	(3,028)	—	—	—	(19,711)	—	—	—
Management fees (b)	200	200	200	200	200	200	200	200	200	200	200
Equity based stock compensation (c)	1	2	1	2	1	1	3	108	42	40	326
Restructuring (d)	(228)	(1,022)	18,331	821	133	34	(301)	(258)	(20)	(57)	214
Transaction expenses (e)	—	—	—	—	—	—	—	720	—	—	—
Unrealized mark-to-market gains and losses (f)	(9,932)	(34,051)	54,161	(305)	—	(667)	1,313	(2,095)	(628)	2,294	(2,594)
Loss on disposal of assets	3,977	(56)	165	36	3	—	1,012	(5)	49	28	—

Adjusted EBITDA	4,429	(6,817)	34,452	22,952	32,109	35,482	29,224	20,022	25,103	1,716	22,229

Aircraft rentals	29,168	27,967	25,970	22,500	22,750	22,976	22,095	22,153	22,576	24,873	25,487

Adjusted EBITDAR	33,597	21,150	60,422	45,452	54,859	58,458	51,319	42,175	47,679	26,589	47,716

(a)	Gain on extinguishment of debt represents the recognition of contingencies provided for in our 2006 recapitalization agreements, which provided for the cancellation of shares of Class A Preferred Stock and reduction of the liquidation preference of the remaining Class A Preferred Stock and associated accrued but unpaid dividends based on the outcome of the contingencies. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other (income) expense, net—2009 compared to 2008.”
(b)	Management fees include annual fees we paid to our sponsors pursuant to professional services agreements which will be terminated in connection with the closing of this offering, and the reimbursement of certain expenses incurred thereunder. Please see “Use of Proceeds” and “Certain Relationships and Related Transactions.”
(c)	Equity based stock compensation is a non-cash expense relating to our equity based compensation program.
(d)	Restructuring charges include: (i) for 2008 and 2009, amounts relating to the early termination in mid-2008 of leases for seven Airbus A319 aircraft, a related reduction in workforce and the exit facility costs associated with returning planes in 2008, (ii) for the three months ended September 30, 2010, exit facility costs related to our plan to relocate our maintenance operations from Detroit, MI to Ft. Lauderdale, FL, and (iii) for 2009 and 2010 sale of previously-expensed MD-80 parts. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring Charges.”
(e)	Transaction expenses include professional fees incurred in connection with an acquisition transaction that was not completed.
(f)	Unrealized mark-to-market gains and losses is comprised of non-cash adjustments to fuel expenses.
(g)	Reflects the effects of the strike of our pilots in June 2010. Please see footnote (1) above and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—June 2010 Pilot Strike.”

(2)	Excludes restructuring credits of $0.2 million (0.01 cents per ASM) in the three months ended March 31, 2008 and $1.0 million (0.05 cents per ASM) in the three months ended June 30, 2008, restructuring charges of $18.3 million (0.87 cents per ASM) in the three months ended September 30, 2008, $0.8 million (0.05 cents per ASM) in the three months ended December 31, 2008, $0.1 million (0.01 cents per ASM) in the three months ended March 31, 2009, less than $0.1 million (less than 0.01 cents per ASM) in the three months ended June 30, 2009, and restructuring credits of $0.3 million (0.02 cents per ASM) in the three months ended September 30, 2009, $0.3 million (0.01 cents per ASM) in the three months ended December 31, 2009, less than $0.1 million (less than 0.01 cents per ASM) in the three months ended March 31, 2010, less than $0.1 million (less than 0.01 cents per ASM) in the three months ended June 30, 2010 and restructuring charges of $0.2 million (0.01 cents per ASM) in the three months ended September 30, 2010. Excluded amounts relate to the accelerated retirement of our MD-80 fleet and the early termination in mid-2008 of leases for seven Airbus A319 aircraft and a related reduction in workforce. These amounts are excluded from all calculations of CASM provided in this prospectus. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Restructuring Charges.”

(3)	Excludes unrealized mark-to-market (gains) and losses of ($9.9) million ((0.47) cents per ASM) in the three months ended March 31, 2008, ($34.1) million ((1.54) cents per ASM) in the three months ended June 30, 2008, $54.2 million (2.56 cents per ASM) in the three months ended September 30, 2008, ($0.3) million ((0.02) cents per ASM) in the three months ended December 31, 2008, ($0.7) million ((0.03) cents per ASM) in the three months ended June 30, 2009, $1.3 million (0.07 cents per ASM) in the three months ended September 30, 2009, ($2.1) million ((0.11) cents per ASM) in the three months ended December 31, 2009, ($0.6) million ((0.03) cents per ASM) in the three months ended March 31, 2010, $2.3 million (0.12 cents per ASM) in the three months ended June 30, 2010 and ($2.6) million ((0.12) cents per ASM) in the three months ended September 30, 2010. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Operating Expenses—Critical Accounting Policies and Estimates.”

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of liquidity is cash provided by operations. Our primary uses of cash are for working capital and capital expenditures. In recent years, we have funded our short-term needs for capital by way of cash generated from operations and capital provided by our principal stockholders. Our most significant capital needs are to fund the acquisition costs related to our aircraft fleet, including PDPs for future deliveries of aircraft, which are required starting 24 months prior to each delivery date. To conserve our capital, we have acquired all of our present 32 aircraft fleet under operating leases. Future deliveries will be financed based on market conditions and our liquidity and available capital resources at the time. We do not presently have financing commitments for any of the 33 A320-family aircraft scheduled for delivery in 2011 through 2015 under our agreement with Airbus. We have also committed to acquire three new A320 aircraft from independent leasing companies under operating leases for delivery in 2011.

Our total cash, including cash and cash equivalents and restricted cash totaled $92.1 million, $85.6 million, $138.7 million and $152.5 million at December 31, 2007, December 31, 2008, December 31, 2009 and September 30, 2010, respectively. Restricted cash represents cash collateral related to our “air traffic liability,” or ATL, held by credit card processors and cash collateral against letters of credit.

Our credit card processors have historically required holdbacks, which we record as restricted cash, when future air travel and other future services are purchased through credit card transactions. A holdback is the percentage of our overall credit card receipts that our card processors keep to cover repayment to customers if we fail to fulfill our flight obligations. Our credit card processors currently require us to maintain cash collateral equal to approximately 100% of our ATL. Our restricted cash balance at September 30, 2010 increased $26.4 million to $78.9 million from the balance at December 31, 2009 of $52.5 million, which primarily reflects an increase in our ATL and a reduction in our existing letter of credit facility. Our restricted cash balance at December 31, 2009 decreased $16.9 million from the balance at December 31, 2008, which reflects more favorable holdback terms in respect of Visa and Mastercard transactions.

In July 2009, we changed our Visa and Mastercard credit card processor and improved holdback terms, which became effective in 2009, to obtain less restrictive holdback terms, including a shorter period, and a more favorable transaction rate. Our previous processor imposed the maximum collateral protection available during 2008, which entitled them to holdback based on a 120-day forward looking forecast of an ATL risk profile. This resulted in over-collateralization of up to approximately $30 million relative to the peak ATL level. Our restricted cash increased by $31.9 million from December 31, 2007 to December 31, 2008 as a result of the more restrictive terms imposed by our previous credit card processor.

At each of December 31, 2008 and 2007, the required collateral deposit held by our principal credit card processor was partially satisfied by a $30 million letter of credit issued in favor of the processor. On a monthly basis from January 1, 2008 through December 11, 2008, we paid interest on the amount of the letter of credit at a rate of 12% per annum and accrued additional paid-in-kind interest at a rate of 5% per annum, compounded monthly. On December 11, 2008, we amended our letter of credit arrangements to eliminate the paid-in-kind feature, and we now pay monthly interest at a rate of 17% per annum. In connection with this amendment, certain funds managed by Oaktree and Indigo provided guarantees of up to $11.8 million in favor of the letter of credit provider, and we agreed to pay a commitment fee equal to 17% per annum on these guarantees. As of September 30, 2010, the accrued fee was $4.3 million. In September 2010, we renewed the letter of credit for an additional term expiring in April 2011 in an amount equal to $15.0 million. When this letter of credit is retired, the related guarantees made by certain holders of our outstanding Notes, including our sponsors, will be released.

Net Cash Flows From (Used In) Operating Activities. Operating activities in the nine months ended September 30, 2010 provided $3.8 million in cash as compared to $51.6 million in cash for the nine months ended September 30, 2009. The variance is mainly due to lower profitability as a result of the June 2010 pilot strike and an increase in the price of jet fuel during the first nine months of 2010 as compared to 2009. Additionally, we paid $6.6 million in additional maintenance reserves for the nine months ended September 30, 2010 as compared to the prior period.

During the year ended December 31, 2009, net cash provided by operating activities was $69.1 million as compared to cash used in operating activates during 2008 of $51.9 million. The variance is primarily due to increased profitability driven by lower cost of jet fuel. Also contributing to increased cash flows in 2009 was a reduction in fleet size for full year 2009 as compared to 2008, a decrease in credit card holdback reserves during 2009, offset by cash received on the monetization of our fuel hedge contracts during 2008.

During the year ended December 31, 2008, cash used in operating activities was $51.9 million as compared to cash used in operating activities during 2007 of $10.7 million. The increase in cash used is mainly a result of an increase in the credit card holdback reserves during 2008.

Net Cash Flows Provided By (Used In) Investing Activities. During the first nine months of 2010, our investing activities used net cash of $16.3 million, compared to $3.3 million of net cash used during the first nine months of 2009. During the first nine months of 2009, we paid PDPs net of refunds of $2.4 million and had capital expenditures of $1.5 million, offset by $0.6 million of proceeds from the sale of retired equipment. During the first nine months of 2010, we paid $12.8 million in PDPs net of refunds and $3.7 million for capital expenditures, offset by $0.2 million on proceeds from the sale of retired equipment.

During the year ended December 31, 2009, we received net cash of $2.3 million from investing activities. We paid $12.0 million for the remaining purchase price on two engines that we later sold in a sale and leaseback transaction for $18.7 million, we received $0.8 million on the sale of retired equipment, and we paid $2.4 million in PDPs net of refunds and $2.7 million in general capital expenditures. Our investing activities in 2008 provided net cash of $9.7 million. During 2008, we received net PDP returns of $14.7 million consisting of $10.3 million generated from sale and leaseback transactions on two Airbus A319 aircraft and an additional $10.4 million related to the restructuring of our Airbus order to defer deliveries from 2009 and 2010 to 2011 and later, offset by PDP payments during the year of $6.0 million. We also received proceeds of $8.0 million from sale and leaseback transactions related to flight equipment and $1.0 million of proceeds from the sale of retired equipment. Capital expenditures of $14.0 million during 2008 consisted of $4.1 million on the purchase of an aircraft engine, $3.6 million related to the purchase of ground service equipment and vehicles and $3.4 million on our reservation system, with the remainder related to various leasehold improvements on our aircraft and airport stations. During 2007, we used net cash of $14.6 million for investing activities consisting primarily of aircraft PDPs of $9.6 million and capital expenditures of $6.7 million, of which $3.0 million was related to our reservation system, $1.7 million for purchase of additional rotable parts and the remainder for various leasehold improvements on our aircraft and airport stations, offset by $1.6 million on proceeds from the sale of retired equipment.

Net Cash Flows Provided By (Used In) Financing Activities. During the first nine months of 2010 and 2009 and the years 2009, 2008 and 2007, cash used in financing activities consisted of principal payments on secured long-term notes and payments under capital leases. Financing activities provided $2.0 million of short-term notes issued in 2009 and paid down during 2009 and $5.0 million of long-term notes issued in December 2008 that are due in 2011.

Debt

During 2008 we received proceeds of $5.0 million through the issuance of notes payable.

Commitments and Contractual Obligations

The following table discloses aggregate information about our contractual obligations as of December 31, 2009 and the periods in which payments are due (in millions):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt (1)	$414	$3	$411	$—	$—
Operating lease obligations	1,132	106	220	218	588
Flight equipment purchase obligations	1,435	25	430	613	367

Total future payments on contractual obligations (2)	$2,981	$134	$1,061	$831	$955

(1)	The long-term debt obligations listed in the above table include scheduled interest payments. All of this debt will be repaid or exchanged for common stock in connection with this offering. For more information about our long-term debt obligations, please see “Use of Proceeds,” “Capitalization” and “Description of Principal Indebtedness.”
(2)	Does not include contractual payments to the Pre-IPO Stockholders under the Tax Receivable Agreement (estimated to be approximately $39.0 million as of September 30, 2010). Please see “—Income Taxes.”

Off-Balance Sheet Arrangements

We have significant obligations for aircraft that are classified as operating leases and therefore are not reflected on our balance sheet. As of September 30, 2010, all 32 aircraft in our fleet were subject to operating leases. These leases expire in 2017 to 2022. Aircraft rent payments related to operating leases were $72.9 million in the first nine months of 2010, $67.8 million in the first nine months of 2009, $90.0 million in 2009, $105.6 million in 2008 and $119.7 million in 2007. Our aircraft lease payments are fixed rate obligations except four of the leases provide for variable rent payments based on LIBOR (London Interbank Offered Rate).

Our contractual purchase commitments consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. As of September 30, 2010, our firm aircraft orders consisted of 13 Airbus A319 aircraft (which we are permitted to convert to A320 aircraft at our election), 20 Airbus A320 aircraft and six spare engines. Our aircraft are scheduled for delivery through 2015, and our engines are scheduled for delivery in the period 2011 through 2018. Committed expenditures for these aircraft and related flight equipment, including estimated amounts for contractual price escalations and PDPs, will be approximately $25 million in 2010, $120 million in 2011, $310 million in 2012, $317 million in 2013, $296 million in 2014 and $367 million in 2015 and beyond. We have also committed to acquire three additional new A320 aircraft from independent leasing companies under operating leases for delivery in 2011.

Market Risk-Sensitive Instruments and Positions

We are subject to certain market risks, including commodity prices (specifically aircraft fuel). The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided below does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Aircraft Fuel. Our results of operations can vary materially due to changes in the price and availability of aircraft fuel. Aircraft fuel expense for the years ended December 31, 2009 and 2008 and the nine months ended September 30, 2010 represented approximately 30.8%, 38.9% and 34.4% of our operating expenses. Increases in aircraft fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We source a significant portion of our fuel from refining resources located in the southeast United States, particularly facilities adjacent to the Gulf of Mexico. Gulf Coast fuel is subject to volatility and supply disruptions, particularly during hurricane season when refinery shutdowns have occurred, or when the threat of weather related disruptions has caused Gulf Coast fuel prices to spike above other regional sources. During hurricane season (August through October), we use basis swaps, priced using West Texas Intermediate or Heating Oil indexes, to protect the refining price risk between the price of crude oil and the price of refined jet fuel. In addition to other fuel derivative contracts, we have historically protected approximately 40% of our forecasted fuel requirements during hurricane season using basis swaps. Gulf Coast Jet indexed fuel is the basis for approximately 85% of our fuel consumption. Based on our annual fuel consumption, a 10% increase in the average price per gallon of aircraft fuel for the year ended December 31, 2009, would have increased aircraft fuel expense for the twelve-month period by approximately $18.2 million. To attempt to manage jet fuel price risk, From time to time, we use jet fuel option contracts or swap agreements and basis swaps to mitigate a portion of the crack spread between crude and jet fuel. As of September 30, 2010, we had entered into fuel derivative contracts for approximately 44.5% and 9.5% of our forecasted aircraft fuel requirements through the end of 2010 and 2011, respectively, with all of our existing fuel hedge contracts expected to settle by the end of May 2011.

The fair value of our fuel derivative contracts as of December 31, 2009 and September 30, 2010 was a $1.4 million and $2.3 million net asset, respectively. We measure our financial derivative instruments at fair value. Fair value of the instruments is determined using standard option valuation models. We measure the fair value of the derivative instruments based on either quoted market prices or values provided by the counterparty. Changes in the related commodity derivative instrument cash flows may change by more or less than this amount based upon further fluctuations in futures prices. Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the agreements. However, we do not expect the counterparties to fail to meet their obligations. As of December 31, 2009, the credit exposure related to these jet fuel forward contracts was negligible.

Interest Rates. We have market risk associated with changing interest rates due to LIBOR-based lease rates on four of our aircraft. A hypothetical 10% change in interest rates in 2010 compared to 2009 would affect total aircraft rent expense by less than $0.1 million.

Our long-term debt consists of fixed rate notes payable. A hypothetical 10% change in market interest rates as of December 31, 2009, would not have a material effect on the fair value of our fixed rate debt instruments.

INDUSTRY BACKGROUND

Industry Participants

Three main categories of passenger airlines operate in the markets in which we compete: the traditional or legacy network airlines, domestic regional airlines and low-cost carriers. The passenger airline industry in the United States has been dominated historically by the traditional network carriers, which presently consist of American Airlines, Delta Air Lines, United Airlines and US Airways. These airlines offer scheduled flights to most large cities within the United States and abroad (directly or through membership in an alliance such as OneWorld, SkyTeam or Star Alliance) and also serve numerous smaller cities. These carriers operate mainly through a “hub and spoke” network route system. This system concentrates most of an airline’s operations in a limited number of hub cities, serving other destinations in the system by providing one-stop or connecting service through hub airports to end destinations on the spokes. Such an arrangement permits travelers to fly from a given point of origin to more destinations without switching airlines. Hub airports permit carriers to transport passengers between large numbers of destinations more efficiently than if each route were served directly. Traditional network airlines typically have higher cost structures than other airlines due to, among other things, higher labor costs, flight crew and aircraft scheduling inefficiencies, concentration of operations in higher cost airports, and the offering of multiple classes of services, including multiple premium classes of service.

Regional airlines, such as Air Wisconsin, American Eagle, Comair, Horizon, Mesa, Mesaba, Pinnacle, Republic and SkyWest, typically operate smaller aircraft on lower-volume routes than the network airlines and most low-cost airlines. Several regional airlines are wholly-owned subsidiaries of major network airlines. In contrast to low-cost airlines, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into cooperative marketing relationships with one or more major airlines under which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a city served by a major airline and a smaller outlying location. In exchange for such services, the regional airline is either paid a fixed-fee per flight by the major airline or receives a pro-rata portion of the total fare generated in a given market.

So-called low-cost carriers largely developed in the wake of deregulation of the U.S. airline industry in 1978, which permitted competition on many routes for the first time and thereby introduced fare competition on those routes. The largest airlines based in the United States that define themselves as low-cost carriers include Southwest Airlines, JetBlue Airways, AirTran Airways, Allegiant Travel Company, Frontier Airlines (now owned by Republic Airlines) Virgin America and us, although Southwest Airlines and AirTran Airways have announced their intention to merge. Low-cost carriers generally offer a more basic service to travelers and have lower cost structures than traditional network airlines. The lower cost structure of low-cost airlines permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low-cost carriers typically fly direct, point-to-point flights, a system that tends to improve aircraft and crew scheduling efficiency, but results in somewhat less convenient flight schedules and services to fewer markets compared to the hub-and-spoke system used by traditional network airlines. In addition, low-cost carriers often serve major markets through secondary, lower cost airports in the same region as those major population markets. Many low-cost carriers provide only a single class of service, thereby avoiding the significant incremental cost of offering premium-class services. Finally, low-cost carriers tend to operate fleets with only one or at most two aircraft families, in order to maximize the utilization of flight crews across the fleet, improve aircraft scheduling flexibility and to minimize inventory and aircraft maintenance costs.

In recent years, most of the traditional network carriers have undergone significant financial restructuring, including insolvencies, mergers and consolidations. These restructurings have allowed them to reduce high labor costs, restructure debt, modify or terminate pension plans and generally reduce their cost structure, increase workforce flexibility and provide innovative offerings similar to those of the low-cost carriers, while still maintaining their expansive route networks, alliances and frequent flier programs. One result of the restructuring of the network carriers is that the difference in the cost structures, and the competitive advantage previously enjoyed by low-cost airlines, has somewhat diminished. We believe this trend has provided an opportunity for the introduction of the ultra low-cost carrier, or ULCC, business model in the United States as a subset of the more mature group of low-cost carriers. The ULCC business model involves, among other things, intense focus on efficient asset utilization, unbundling of services from the basic fare and offering them as optional, ancillary services for additional fees, high density seating configuration and high aircraft utilization. In addition to ourselves, other carriers executing a similar ULCC-strategy include Ryanair in Europe and Tiger Airways in Asia.

United States to Caribbean and Latin American Passenger Aviation Market

Based on DOT data, the total current U.S. to Caribbean/Latin American passenger aviation market is approximately $15.4 billion, and we believe approximately $12.3 billion of this market is within the non-stop reach of our aircraft from the United States. Of this $12.3 billion, it is estimated that $5.2 billion represents traffic between the United States and the Caribbean; $3.5 billion represents traffic between the United States and Mexico; $1.6 billion represents traffic between the United States and Central America (excluding Mexico); and $2.0 billion represents traffic between the United States and the northern half of South America, which our aircraft can reach on a non-stop basis.

According to aggregated data from the DOT and GDSs, approximately 55.1 million passengers traveled between the United States and the total Caribbean/Latin America market in the twelve months ended December 31, 2009. Traffic between the total Caribbean/Latin America market and the United States grew at a compound annual growth rate, or CAGR, of 2.2% between 2004 and 2009, compared to a CAGR of (0.7%) in the domestic United States during the same period. The chart below details the passenger traffic between the Caribbean/Latin America and the United States in 2009 and the market size of these markets.

	12 Months Ended December 31, 2009 Traffic Results (1)	2004-2009 CAGR	Market Size (in billions)
	Passengers (in millions)
International Service:
United States to and from Central America	6.4	3.7%	$1.6
United States to and from South America	10.2	6.6%	5.1
United States to and from Mexico	15.6	0.6%	3.5
United States to and from Caribbean	22.8	1.2%	5.2

Total International Scheduled Service	55.1	2.2%	$15.4

Total United States Domestic Service	396.1	(0.7)%	$66.4

(1)	Sources: U.S. Department of Transportation and Global Distribution Systems.

We believe airline passenger traffic between the United States and the Caribbean and Latin America is influenced by economic growth and per capita wealth of the country from which the passenger is traveling. GDP in the Caribbean and Latin America grew at a CAGR of 4.8% between 2004 and 2009 compared to a CAGR of 2.2% in the United States during the same period.

In the United States, the Caribbean and Latin America, the scheduled passenger service market consists of three principal groups of travelers: business travelers, leisure travelers, and travelers visiting friends and relatives, or VFR. Leisure travelers and VFR travelers typically place most of their emphasis on lower fares, whereas business travelers typically place a high emphasis on flight frequency, scheduling flexibility, breadth of network and service enhancements, including loyalty programs and airport lounges, as well as price.

VFR traffic is an important component of the traffic in the regions we serve and is an important contributor to our non-ticket revenue production. The U.S. Department of Commerce indicates that 35% and 23% of Caribbean and Central American visitors to the United States indicate VFR as the purpose of their trip, versus 21% for all visitors. New York and South Florida, two of our important markets, have a large concentrations of people of Caribbean and Latin American descent who form a significant portion of this core customer demographic. VFR passengers travel for a number of reasons, including social visits and to take advantage of the breadth of shopping opportunities and product availability at comparatively low prices and availability of personal and business services in the United States. Historically, baggage volume per passenger is considerably higher on many of our Caribbean and Latin American routes, due, we believe, to VFR travelers carrying goods to and from the United States.

BUSINESS

Overview

Spirit Airlines is an ultra low-cost, low-fare airline based in Fort Lauderdale, Florida that provides affordable travel opportunities principally to and from South Florida, the Caribbean and Latin America. Our targeted growth markets have historically been underserved by low-cost carriers, which we believe provides us sustainable expansion opportunities. Our ULCC, business model allows us to offer a low-priced basic service combined with a range of optional services for additional fees, targeting price-sensitive leisure travelers and VFR travelers. Notwithstanding the recent volatility in the cost of jet fuel and the severe economic recession, we have been able to maintain relatively stable unit revenue while reducing costs and we have been profitable in each of the last three full years. For 2009, we had total operating revenues of $700.0 million and operating income of $111.4 million. For the nine months ended September 30, 2010, we had total operating revenues of $562.7 million and operating income of $44.5 million. We currently serve 40 airports.

We have reduced our unit operating costs significantly since redefining Spirit as a ULCC in 2006. As a result, our operating cost structure is among the lowest in the Americas, enabling us to offer very low fares in the markets we serve while delivering operating profitability. Key elements of our low-cost structure include our efficient asset utilization, operation of an all Airbus narrow-body fleet with high-density seating configurations, employee productivity, rigorous cost control and use of scalable outsourced services. Furthermore, our modern fleet and aircraft seat configuration enable us to operate as one of the most fuel-efficient U.S. jet airline operators on a per available seat mile, or ASM, basis. We have demonstrated the ability to implement our ULCC business model and to adjust our capacity and routes in response to changing market conditions as part of our focus on achieving consistent route profitability.

Our ULCC business model allows us to compete principally through offering low base fares. For 2009 and the nine months ended September 30, 2010, our average base fare was approximately $85 and $79, respectively, and we regularly offer promotional base fares of $9 or less. Since 2007, we have unbundled components of our air travel service that have traditionally been included in base fares, such as baggage and advance seat selection, and offer them as optional, ancillary services for additional fees (which we record in our financial statements as non-ticket revenue) as part of a strategy to enable our passengers to identify, select and pay for the services they want to use. While many domestic airlines have also adopted some aspects of our unbundled pricing strategy, unlike us, they generally have not made a corresponding reduction in base fares.

We have lowered our base fares by up to 40% since initiating our unbundling strategy, with the goal of stimulating additional passenger demand in the markets we serve. We plan to continue to use low fares to stimulate demand, a strategy that generates additional non-ticket revenue opportunities and, in turn, allows us to further lower base fares and stimulate demand even further. This unbundling and low base fare strategy is designed to support profitable growth. In 2009, our operating income margin of 15.9% was among the highest in the U.S. airline industry. For the nine months ended September 30, 2010, our operating income margin was 7.9%, reflecting the effects of our five-day pilot strike in June 2010 and increased fuel prices. On July 23, 2010, our pilots ratified a new five-year collective bargaining agreement, which became effective on August 1, 2010.

Our principal target growth markets, the Caribbean and Latin America, are large, and we believe they have significant growth potential for leisure and VFR travel. In 2009, air travel between the United States and the Caribbean and Latin American markets within non-stop reach of our aircraft from the United States generated approximately $12.3 billion in revenues, with only limited market stimulation by low fares. These markets have historically been characterized by untapped travel demand from leisure and VFR customers because they are primarily served by full-service, higher-fare airlines, and because several countries in this targeted growth region have historically restricted air travel competition. We believe our presence in the Caribbean and Latin America, combined with our ULCC model, will allow us to compete successfully and grow profitably in these markets.

With our base of operations strategically located in South Florida, our overwater international route operating experience and our ULCC model, we believe we are well positioned to grow. With currently less than 1% of U.S. airline capacity and less than 3% of the capacity in Caribbean and Latin American markets, we believe we can grow significantly using our aircraft on order to increase route frequencies and aircraft capacity on existing routes and by establishing new routes both domestically and abroad. By deploying additional Airbus A320-family aircraft and leveraging our existing infrastructure to drive economies of scale, we can lower some of our unit operating costs even further, allowing us to continue to lower base fares, stimulate market demand and increase non-ticket revenue opportunities.

Our History

We were founded in 1964 as Clippert Trucking Company, a Michigan corporation. In 1974, we changed our name to Ground Air Transfer, Inc. and, beginning in 1983, started doing business as Charter One, a charter tour operator providing travel packages to entertainment destinations such as Atlantic City, Las Vegas and the Bahamas. In 1990, we received our Air Carrier Certificate from the Federal Aviation Administration and began air charter operations. In 1992, we renamed ourselves Spirit Airlines, Inc. and thereafter began adding scheduled passenger service to destinations such as Fort Lauderdale, Detroit, Myrtle Beach, Los Angeles and New York. In 1994 we reincorporated in Delaware, and in 1999 we relocated our headquarters office to Miramar, Florida.

Investment funds managed by Oaktree gained control of Spirit after making investments in 2004 and 2005. With the change in ownership, we began to reconstitute our executive management team, changed our business strategy and positioned ourselves as a low-cost carrier with a focus on expanding our Caribbean and Latin American routes. We closed several unprofitable domestic routes and established Fort Lauderdale–Hollywood International Airport, or FLL Airport, as our main base of operations. We began to transition to an all Airbus fleet in 2004 and completed the transition in 2006.

In July 2006, we underwent a corporate recapitalization in which investment funds managed by Indigo acquired a majority stake in us. After this recapitalization, we began implementing our ULCC business model and further expanding our Caribbean and Latin American routes, and we completed the transition to a new executive management team. Indigo is a private equity fund focused on investing in air transportation companies, with investments in five other ULCC model airlines, including Avianova based in Russia, Mandala Airlines based in Indonesia, Tiger Airways based in Singapore and Australia, Volaris based in Mexico and Wizz Air based in Central and Eastern Europe.

Our Business Model

The Spirit Airlines business model is based on that of ULCCs operating elsewhere in the world, such as Ryanair in Europe and Tiger Airways in Asia. In deciding to adopt our current business model, we studied these airlines, particularly Ryanair, and concluded that a ULCC business model focused on routes from the United States to the Caribbean and Latin America could be successfully deployed. We have been building a business around this thesis since 2007.

From the perspective of our customers, our business model provides a product offering that combines very low base fares with transparent pricing. Our base fare provides everything necessary for a complete and safe flight but excludes extra services that some passengers may want to purchase to enhance their travel experience, such as baggage, telephone booking, premium seat or advance seat selection, and food, beverages and other onboard items. We are not a “no frills” airline, rather we consider ourselves a “frills for a fee” airline. We offer a travel experience similar to our competitors and provide many of the products and services offered as part of our competitors’ fares. Unlike our competitors, however, we charge a fee for every product or service we provide as part of a customer’s flight beyond our base fare.

We are focused on leisure and VFR customers who pay for their own travel costs. We believe our product appeals to price-sensitive customers because we give them the choice to pay only for the products and services they want. Our relatively simple fare structure contrasts with the prevalent pricing policies in the airline industry, particularly among network carriers that typically feature many different price offerings and restrictions for seats on any one flight at any given time. Our business model is designed to deliver what we believe our customers want: low fares. We aggressively use low fares to stimulate air travel demand in order to increase passenger volume, load factors and non-ticket revenue on the flights we operate. Higher passenger volumes and load factors help us sell more ancillary products and services, which in turn allows us to reduce the base fare we offer even further, stimulating additional demand. We strive to be recognized by our customers and potential customers as the low-fare leader in the markets we serve.

Non-ticket revenue is a critical part of our business model. Our non-ticket revenue per passenger flight segment has grown by approximately 400% since 2006. Our non-ticket revenue generation model is not limited to products and services related to a particular flight, but also includes our $9 Fare Club ultra low-fare subscription service, our FREE SPIRIT frequent flier program, and the sale of advertising to third parties on our website and on board our aircraft. We are always looking to identify new non-ticket revenue sources that will allow us to push our base fares even lower.

Our business model permits us to offer low fares because it is built on low costs. Since changing our business model to a ULCC in 2006, we have operated with a relentless focus on achieving low unit operating costs at every level of our cost structure. We have already implemented many of the low-cost strategies that ULCC leaders like Ryanair have successfully implemented as part of their business models. These strategies include use of our website and direct-to-consumer marketing to drive ticket sales, high daily aircraft utilization, use of a high density aircraft configuration, efficient flight scheduling, a single family aircraft fleet, high workforce productivity and use of outsourced services. Our low fares marketing message is reinforced by a low-cost, viral marketing strategy incorporating provocative, edgy content. Further, our business model involves disciplined management of our capacity and route network and quick reaction to changes in the economic environment or market conditions, with the goal that each route and each aircraft delivers incremental operating profitability. Our low unit operating costs are the core of our business model and our most important competitive advantage.

Our Strengths

We believe we compete successfully in the airline industry by exploiting the following demonstrated business strengths:

Ultra Low-Cost Structure. Our unit operating costs are among the lowest of all airlines operating in the Americas. We believe this cost advantage helps protect our market position and enables us to offer some of the lowest base fares in our markets, sustain operating margins and support continued growth. Our operating costs per available seat mile, or CASM, was 7.86 cents in 2009 and 8.75 cents for the nine months ended September 30, 2010. This increase was due primarily to the increased cost of fuel in 2010. Our CASM for 2009 and the nine months ended September 30, 2010 was significantly lower than that of the major domestic network carriers, American Airlines, Delta Air Lines, United Air Lines and US Airways, and among the lowest of the domestic low-cost carriers, including AirTran Airways, JetBlue Airways and Southwest Airlines. We achieve these low operating costs in large part due to:

•	high aircraft utilization, which during 2009 averaged 13.0 hours per day;

•	high-density seating configurations on our aircraft;

•	our low-cost Fort Lauderdale base of operations;

•	our productive workforce;

•	opportunistic outsourcing of operating functions;

•	operating a modern single fleet type of Airbus A320-family aircraft, with associated lower maintenance costs and common flight crews across the fleet;

•	minimizing sales, marketing and distribution costs through direct-to-consumer marketing, high utilization of web-based sales and increasing website traffic;

•	efficient flight scheduling, including minimal ground times between flights; and

•	creating a company-wide business culture that is keenly focused on driving costs lower.

Innovative Revenue Generation. We execute our innovative, unbundled pricing strategy to produce significant non-ticket revenue generation, which allows us to stimulate passenger demand for our product through low base fares and enables passengers to identify, select and pay for the products and services they want to use. We have grown average non-ticket revenue per passenger flight segment from approximately $5 in 2006 to over $25 in 2009, and to over $32 during the nine months ended September 30, 2010, by:

•	charging for baggage;

•	passing through all distribution-related expenses;

•	charging for premium seats and advance seat selection;

•	consistently enforcing ticketing policies, including change fees;

•	generating subscription fees from our $9 Fare Club ultra low-fare subscription service;

•	deriving brand-based fees from proprietary services, such as our FREE SPIRIT frequent flier program;

•	selling itinerary attachments, such as hotel and car rental reservations and airport parking, through our website; and

•	selling products in flight and onboard advertising.

Resilient Business Model and Customer Base. By focusing on leisure and VFR travelers, we have maintained relatively stable unit revenue and profitability during volatile economic periods because we are not highly dependent on premium-fare business traffic, which typically demands a higher cost structure. For example, in 2009, our operating revenue per available seat mile, or RASM, declined 1.8% compared to an average U.S. airline industry decline of over 9%. During this same period of volatile fuel prices and global economic recession, we also were able to achieve the highest operating income margin in our history. Based on this performance, we believe our growing customer base is more resilient than the customer bases of most other airlines because our low fares and unbundled service offering appeal to the price-sensitive passengers who travel regardless of the economic environment.

Well Positioned for Growth. We are the largest operator of international flights flying out of Fort Lauderdale–Hollywood International Airport and are well positioned in the airport’s international terminal. From this base in South Florida, we have developed a substantial network of destinations in our targeted Caribbean and Latin American growth markets, profitable U.S. domestic niche markets and high-volume routes flown by leisure and VFR travelers. In the United States, we provide service in the markets from which a significant majority of passengers traveling to the Caribbean and Latin America (including Mexico) originate. From these U.S. markets, our passengers have access to 25 Caribbean and Latin American destinations. With a South Florida base of operations and with our planned fleet growth, we believe we are well positioned to grow profitably as we expand further into these target markets.

Experienced Operator in the Region. We believe we have substantial experience in local aviation, security and customs regulations, local ground operations and flight crew training required for successful international and overwater flight operations. All of our aircraft are certified for overwater operations. We believe we compete favorably against other low-cost carriers because we have been conducting international flight operations since late 2003 and we have developed substantial experience in complying with the various regulations and business practices in our targeted growth regions.

Financial Strength Achieved by Cost Discipline Focus. We believe our ULCC business model has delivered strong financial results in difficult economic times. Our operating income has increased from $32.0 million in 2007 to $111.4 million in 2009. For the nine months ended September 30, 2010, our operating income was $44.5 million, reflecting the negative impact of our June 2010 pilot strike and increased fuel prices. We have generated these results by:

•	keeping a consistent focus on maintaining the lowest unit operating costs possible;

•	attempting to maintain profitability across our network by selecting viable new routes and quickly reducing or discontinuing routes that do not deliver acceptable margins;

•	maintaining disciplined capacity control and fleet size;

•	ensuring our sourcing arrangements with key third parties are continually benchmarked against the best industry standards; and

•	building upon the established global relationships of our private equity sponsors and management with our key vendors.

Our Strategy

Our goal is to offer compelling value to our customers by utilizing our low-cost structure and unbundled pricing strategy and, in so doing, grow profitably and enhance our position among the leading low-cost carriers in the Americas. Through the following key elements of our business strategy, we seek to:

Maintain Low Unit Operating Costs. We will support our low-fare strategy by seeking to reduce unit operating costs and improve efficiency by, among other things:

•	deploying additional cost-efficient Airbus A320-family aircraft for high utilization flying;

•	spreading our low fixed-cost infrastructure over a larger-scale operation;

•	continuing to leverage our low-cost Fort Lauderdale base of operations;

•	opportunistically outsourcing operating functions;

•	using technology to create further operating efficiencies;

•	leveraging the labor productivity and scale benefits of our new, five-year pilot contract; and

•	continuing our aggressive procurement strategy.

Couple Low Fares with Expanded Ancillary Services to Stimulate Traffic and Generate More Stable Revenues. Our low costs enable us to operate profitably at low-fare levels, and we intend to continue reducing base fares to stimulate demand from price-sensitive customers. By stimulating traffic, our goal is to maximize non-ticket revenues by increasing passenger volume and load factor, which is the percentage of seats actually occupied on a flight. We plan to continue expanding our portfolio of ancillary products and services, through new programs and enhancements to existing offerings. We also seek to maximize revenue opportunities through multiple interactions with customers at different stages of their travel, from pre-purchase through travel and post-trip. As we broaden the ancillary products and services we sell to our customers and increase non-ticket revenues, we believe we will be able to further lower base fares while maintaining profitability, thereby further stimulating demand while adding stability to our revenue stream. Additionally, our innovative fuel pass-through separately shows the fuel cost component of the base fare, providing fare transparency to consumers while encouraging a fare strategy with disciplined cost coverage.

Profitably Expand Our Network in Attractive Caribbean, Latin American and U.S. Domestic Markets. We anticipate further penetrating attractive international and domestic markets currently underserved by low-cost carriers by increasing frequency and aircraft capacity on our existing routes, as well as by starting new routes to cities we do not yet serve. We believe we can accomplish this by:

•	using our knowledge of local Caribbean and Latin American markets and expertise in local regulatory and business practices to optimize our route structure and schedule;

•	pursuing attractive new route opportunities in markets that limit air carrier competition through frequency or carrier designation restrictions; and

•

selectively expanding our presence in large U.S. markets that feed traffic to and through our South Florida base as well as in underserved U.S. cities where we can develop or maintain a significant share of the local market.

Leverage Our Brand to Grow Revenue. We will seek to continue generating customer loyalty as the low-fare brand of choice in the markets we serve in order to drive future ticket sales, support further network expansion and increase load factors. In addition, we intend to leverage our customer base in order to increase non-ticket revenues by broadening our brand, product and service offerings. These plans include a focus on increasing sales of itinerary attachments on a commission basis and generating additional fees from proprietary, brand-based services, such as our FREE SPIRIT miles and our $9 Fare Club ultra low-fare subscription service.

Maintain Disciplined Fleet and Network Growth. We employ a disciplined route and fleet expansion strategy that helps us maintain profitability across our network. Our goal is to react quickly to changes in the economic environment and market conditions so each route and each aircraft we operate delivers incremental operating profitability. For example, we modified our growth plan in late 2008 in response to record high fuel prices and rapidly deteriorating economic conditions by terminating leases for seven aircraft. We have committed aircraft deliveries through 2015 that will add 36 new A320-family aircraft to our present fleet of 26 A319, four A320 and two A321 aircraft. Consistent with our ULCC model, the new A320s being introduced by us in 2010 are configured with 178 passenger seats as compared to 150 passenger seats per plane utilized by some of our competitors, including JetBlue Airways. Our current fleet plan calls for growth from 28 aircraft in 2009, to 32 at the end of 2010 and to 68 aircraft by 2015. We intend to continue monitoring closely our scheduled ramp-up in aircraft while we expand our network in order to reduce the risk of overextension and undue exposure in market downturns. We expect to use our additional aircraft to add capacity on existing routes in both our targeted growth markets and our higher demand domestic routes, as well as to expand our network footprint. The introduction of higher-capacity A320 aircraft to supplement our current fleet supports further reductions in unit costs and allows us to deploy the right-sized aircraft according to route length, passenger volume and seasonality.

Our Products

We provide low-fare passenger airline service primarily to leisure and VFR travelers. We offer basic passenger airline service for a low fare combined with other optional travel-related products or services for additional fees. Our low fares are designed to stimulate demand from price-sensitive leisure and VFR travelers who might not otherwise have flown to our destinations due to the expense or inconvenience involved in traveling there. Our fares do not require a minimum stay (e.g., Saturday night stay). Our fares consist of a base fare, plus taxes and certain governmental fees, which we break out for our customers so they can see the different components of their total price. In 2009, our average base fare was approximately $85 and we regularly offer promotional base fares of $9 or less.

Our non-ticket revenues are generated through baggage fees, advance seat selection fees, ticket change fees, the sale of food, beverages and other items on board, telephone booking fees, commissions from the sales of hotel rooms, trip insurance and rental cars, and other items related specifically to an itinerary. We also sell vacation packages through Spirit Vacations, a one-stop, value-priced vacation website designed to meet customers demand for self-directed packaged travel planning. Spirit Vacations packages offer competitive fares for air travel on Spirit, a selection of Spirit-recommended hotels and resorts, car rentals and attractions.

Our other revenues consist of services not directly related to providing transportation such as our FREE SPIRIT frequent flier program, $9 Fare Club ultra low-fare subscription service, and the sale of advertising to third parties on our website and on board our aircraft.

Effective August 1, 2010, we instituted a carry-on baggage policy that we believe increases utilization through shorter turn times and allows customers to save more. Under this policy, subject to certain FAA limitations, a bag that can fit under an aircraft seat (although not required to be placed under the seat) may be carried onboard free of charge. A second or larger bag may be carried onboard for a fee of $30 if reserved at spiritair.com or purchased at the ticket counter, $20 if purchased by a $9 Fare Club member at spiritair.com or $45 if purchased at the gate. Passengers paying for an additional bag receive priority boarding to allow more time to stow extra luggage. Corresponding with this carry-on baggage policy, our lowest fares were reduced by up to $40 allowing customers to save more by choosing not to bring extra luggage on board.

Competing Based on Total Price

Our goal is to compete based on total price. We believe that other airlines have used an all-inclusive price concept to raise total prices to consumers, rather than lowering fares by unbundling each product or service. For example, carriers that tout “free bags” have included the cost of checking bags in the total ticket price, not allowing passengers to see how much they would save if they did not check luggage. We believe that we and our customers benefit from allowing customers to know the total price of their travel by breaking out the cost of additional, optional products or services. Customers are then able to compare the total cost of flying with us versus flying another airline.

We recently modified our online booking process to allow our customers to see all available options and their prices prior to purchasing a ticket, and have initiated a campaign that illustrates our total prices are lower, on average, than our competitors, even when options are included.

Route Network

We currently serve 40 airports throughout North America, the Caribbean and Latin America. The majority of our routes operate through our South Florida gateway at FLL Airport, approximately 60% of our capacity measured by ASMs as of September 30, 2010, and our route network is designed to provide service to the Caribbean and Latin America from South Florida. Three other niche domestic markets make up the majority of the balance including Detroit, Michigan, Atlantic City, New Jersey and Myrtle Beach, South Carolina, accounting for 13%, 12% and 8% of our ASM capacity, respectively, as of September 30, 2010. These markets help provide seasonal balance to our Caribbean and Latin American routes and, as in Fort Lauderdale, we are the largest low-cost carrier in terms of passengers carried and nonstop routes flown from each of these airports.

Below is a route map of our current network:

Our South Florida gateway is a key component of our route network and our ULCC strategy. We selected FLL Airport as our base in 2004 due to the strategic and financial benefits it provided, including the geographic proximity to our current and planned flight routes serving the Caribbean and Latin America. FLL Airport is also convenient to a large local market of South Florida residents who are of Caribbean and Latin American descent seeking affordable VFR travel to destinations in those targeted markets. FLL Airport offers us significantly lower operating costs than Miami International Airport and is more centrally located in the broader South Florida market, which spans Palm Beach, Broward and Dade counties. We are presently the largest domestic and international carrier at FLL Airport, offering more nonstop routes than any other carrier, carrying more passengers than any other carrier and operating out of more gates than any other carrier.

Our highest volume U.S. domestic routes that provide leisure traffic to South Florida and, through our South Florida gateway, to our Latin and Caribbean markets, are New York LaGuardia Airport, Washington Reagan, Chicago O’Hare, Atlanta, and Atlantic City.

Our network expansion targets underserved and/or overpriced markets primarily in the Caribbean and Latin America. We utilize a rigorous process to identify growth opportunities to deploy new aircraft where we think they will be profitable. To monitor the profitability of each route, we analyze weekly and monthly profitability reports as well as near term forecasting.

Competition

The airline industry is highly competitive. The principal competitive factors in the airline industry are fare pricing, total price, flight schedules, aircraft type, passenger amenities, number of routes served from a city, customer service, safety record and reputation, code-sharing relationships, and frequent flier programs and redemption opportunities. Our competitors and potential competitors include traditional network airlines, low-cost carriers, regional airlines and new entrant airlines. We typically compete in markets served by traditional network airlines and other low-cost carriers, and to a lesser extent regional airlines. Some of our current or future competitors may have greater liquidity and access to capital, and serve more routes, than we do.

Our principal competitors on domestic routes are AirTran Airways, American Airlines, Delta Air Lines and JetBlue Airways, although AirTran Airways has announced its intention to merge with Southwest Airlines. Our principal competitors for service from South Florida to our growth markets in the Caribbean and Latin America are American Airlines through its hub in Miami, and JetBlue Airways through its operations in Fort Lauderdale. Our principal competitive advantage is our low base fares and our focus on the leisure and VFR traveler who pay their own travel costs. These low base fares are facilitated by our low unit operating costs, which in 2009 were lower than any of the five major network carriers and lower than the three largest low-cost carriers. We believe our low costs coupled with our non-ticket revenues allows us to price our fares at levels where we can be profitable while our primary competitors cannot. Further, we believe we compete favorably with other low-cost carriers in serving the Caribbean and Latin America because we have been conducting international flight operations since late 2003 and have developed substantial experience in complying with the various regulations and business practices in those targeted growth regions.

The airline industry is particularly susceptible to price discounting because once a flight is scheduled, airlines incur only nominal incremental costs to provide service to passengers occupying otherwise unsold seats. The expenses of a scheduled aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline’s operating and financial results. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, target promotions and frequent flier initiatives. Airlines typically use discount fares and other promotions to stimulate traffic during normally slower travel periods to generate cash flow and to maximize revenue per ASM. The prevalence of discount fares can be particularly acute when a competitor has excess capacity that it is under financial pressure to sell. A key element to our competitive strategy is to maintain very low unit costs in order to permit us to compete successfully in price-sensitive markets.

Many airlines have marketing alliances with other airlines, under which they market and advertise their status as marketing alliance partners. Such alliances generally provide for code-sharing, frequent flier program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline, which provide an opportunity to increase traffic on that airline’s segment of flights connecting with alliance partners. Competitors that are alliance members with carriers that have designated route and frequency rights in restrictive markets, such as some of the markets we serve in the Americas, often are able to compete advantageously with non-alliance carriers because they can use their code-share arrangements to effectively limit the ability of non-alliance carriers to increase available seat capacity or frequencies in a particular market. Low-cost carriers have not historically been members of any of the three major alliances, OneWorld, SkyTeam and Star Alliance. We currently do not have any alliances with U.S. or foreign airlines. Similarly, regional airlines typically enter into cooperative marketing relationships with one or more major airlines under which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a city served by a major airline and a smaller outlying location.

Distribution

We currently sell our product through three primary distribution channels: our website, our outsourced call center, and third parties such as travel agents who access us through GDS companies (e.g., Amadeus, Galileo, Sabre and Worldspan) and select online travel agents, or OTAs (e.g., Orbitz and Travelocity). Our distribution costs are more than 100% fully covered by our distribution fees. We use our website, www.spiritair.com, as the primary platform for ticket sales and 77% of our total tickets sold in the nine months ended September 30, 2010 were through direct internet bookings using our website. After our website, our next largest distribution source is travel agents, which represents approximately 14% of sales. An additional 9% of our total tickets sold in the nine months ended September 30, 2010 were fulfilled through our call center with the balance generated by conventional travel agents, OTAs, Spirit Vacations and other sources.

Sales through our website represent our lowest cost distribution channel and it is the channel through which we offer our lowest fares. For all other channels, we use incrementally higher fares and user fees with the objective of causing the users of those other channels to bear the additional costs.

We were among the first carriers to charge customers a fee for making reservations through a call center, instead of online. We have outsourced our call center to a third-party provider and share a percentage of the booking fee received on ticket sales with that provider.

Travel agencies are invited to establish a sales account with us to enable access to the fares offered on our website. We maintain a zero percent standard commission policy for travel agency bookings worldwide unless local regulations mandate them. We also have agreements with all the leading GDS companies. GDSs provide flight schedules and pricing information and allow travel agents to electronically book a flight reservation without contacting our reservations facility. We do not, however, have full content agreements in place with any GDS company, which means we are not required to provide them with access to all of the fares we have on offer on our website. Such an arrangement allows us to sell higher fares through GDSs, thereby covering the cost of these arrangements. Similarly, we have to date released our fares to OTAs only if we are permitted to withhold our lowest fares from this distribution channel. For example, tickets purchased on Travelocity and Orbitz are at prices higher than on our direct website to cover their incremental costs of distribution.

Marketing

We are focused on direct to consumer marketing targeted to our core leisure and VFR customer who pays for his or her own travel costs. Our principal marketing message is our low base fares. Consistent with our ULCC business model, we use a simple marketing message to keep marketing costs low. We spent less than 0.4% as a percentage of total revenues on advertising for 2009. We do not engage in general brand or product marketing. Similarly, since our core customers are individual consumers, we do not have a direct marketing or sales function that calls on corporations, government agencies or similar large buyers of business travel.

Our principal marketing tools are our proprietary email distribution list consisting of over 3.4 million email addresses and our $9 Fare Club as well as advertisements in online, television, radio and other channels. Our objective is to use our low prices, price-based promotions and creativity to produce viral marketing programs that are extremely cost effective and achieved outsized website traffic and revenue productivity compared to our competitors. In 2009, we averaged over 3.4 million unique visitors each month to spiritair.com. According to alexa.com, a unit of amazon.com that tracks Internet traffic, we experience similar traffic on spiritair.com to airtran.com, which supports an airline several times our size.

The $9 Fare Club is an annual subscription based service that allows members exclusive access to the lowest fares on offer and discounted baggage fees. Much like that of Sam’s Club or Costco, where members pay an annual fee in order to obtain volume based discounts, $9 Fare Club members pay $59.95 per year for first access to an offering of low fares. The membership provides benefits such as guaranteed exclusive, member-only fare sales (at least once every 6 weeks) and private offers on hotels, rental cars and other travel necessities.

Frequent Flier Program

The FREE SPIRIT frequent flier program was initiated in 2006 to develop customer loyalty and enable sales of miles to marketing partners. The FREE SPIRIT MasterCard is the primary vehicle whereby customers earn miles and our frequent flier program is geared specifically towards supporting adoption and continued use of the credit card.

In 2009, FREE SPIRIT travel awards represented less than 1% of our annual tickets. FREE SPIRIT offers award travel on every flight without blackout dates. There are four types of travel awards, Off-Peak, Standard, Peak and Premium, and awards start with as few as 5,000 miles for customers who also hold the FREE SPIRIT MasterCard. Status levels are different than at other programs because all miles are eligible for status whether earned by flying, through bonus miles, special offers, or through spending on the FREE SPIRIT MasterCard. The program also calculates a year-end status level, and currently miles never expire as long as a customer is active at least every six months.

Customers

VFR traffic makes up the largest component of our international traffic and the second largest component of our domestic customers. We believe our VFR customers are the most price sensitive of all of our travelers. Our VFR markets tend to complement our leisure-driven markets from both a seasonal and day of the week perspective. VFR traffic is strongest during the Christmas and New Year season, followed by Easter and summer when children are out of school.

Leisure traffic makes up the second largest component of our international traffic but the majority of our domestic customers. This segment responds well to demand stimulation based on low fares, and Florida, Myrtle Beach and Atlantic City all provide among the best values among leisure destinations in the United States. Leisure traffic to the South Florida and the Caribbean is strongest in the winter season, as many seek to leave cold weather where they live, and in the summer, when children are out of school. Traffic to Myrtle Beach and Atlantic City tends to have a single high season that begins in the spring and continues through the fall.

We do not actively target corporate travelers. We believe that many of our customers who use us for business travel are small business travelers who bear their own travel costs, as opposed to those who work at larger companies and very likely have their travel reimbursed. We believe we have limited penetration with large companies due to the fact we do not support high cost corporate sales efforts directed to this consumer segment. To market to larger corporate travelers generally, our schedule, product and distribution mechanisms would have to be modified driving up our overall costs and potentially requiring an increase in fares overall.

Customer Service

We are committed to building a successful airline by taking care of our customers. We believe focus on excellent customer service in every aspect of our operations including personnel, flight equipment, in-flight and ancillary amenities, on-time performance, flight completion ratios and baggage handling will strengthen customer loyalty and attract new customers. We proactively aim to improve our operations to ensure further improvement in customer service. The DOT publishes statistics regarding measures of customer satisfaction for domestic airlines and can assess civil penalties for failure to comply with certain customer service obligations. For example, we were assessed a civil penalty relating to our prior procedures for bumping passengers from oversold flights and for the handling of lost or damaged baggage in 2009. Our performance under customer service measures for the years ended December 31, 2009, 2008 and 2007 was as follows:

	2007	2008	2009
On-Time Performance (1)(2)	69.7%	71.6%	75.0%
Completion Factor (2)(3)	99.1%	99.2%	99.3%
Mishandled Baggage (2)(4)	8.74	6.35	3.09

(1)	Percentage of our scheduled flights that were operated by us that were on-time (within 15 minutes).
(2)	As per Part 234 of the DOT regulations, we are not required to report this information to the DOT.
(3)	Percentage of our scheduled flights that were operated by us, whether or not delayed (i.e., not cancelled).
(4)	Our incidence of delayed, mishandled or lost baggage per 1,000 passengers.

One challenge that we experienced in connection with the implementation of our ULCC business model was an increase in customer complaints lodged with the DOT. This problem was particularly acute in domestic markets that we had been serving for a considerable period. Elements of our new business model, including unbundling services that were previously included in the product (e.g., baggage and onboard food and beverage) and adopting a high density seating configuration in our new aircraft did not necessarily meet the expectations of our former customer base. We engaged in a concerted initiative to address the rate of customer complaints, including enhancing the clarity of the ULCC model and transparent pricing elements of our product at the point of sale.

In response to customer and other demands, we recently modified our online booking process to allow our customers to see all available options and their prices prior to purchasing a ticket, and have initiated a campaign that illustrates our total prices are lower, on average, than our competitors, even when options are included.

Fleet

We fly only Airbus A320 family aircraft, which provides us significant operational and cost advantages compared to airlines that operate multiple fleet types. Flight crews are entirely interchangeable across all of our aircraft, and maintenance, spare parts inventories and other operational support is highly simplified relative to more complex fleets. Due to this commonality among Airbus narrow-body aircraft, we can retain the benefits of a fleet comprised of a single type of aircraft while still having the flexibility to match the capacity and range of the aircraft to the demands of each route.

As of September 30, 2010, we had a fleet of 32 Airbus narrow-body aircraft, consisting of 26 A319s, four A320s and two A321s. The average age of the current fleet was 3.8 years at September 30, 2010. All of the existing aircraft were acquired under operating leases. We have committed aircraft deliveries through 2015 that will add 36 new A320-family aircraft to our present fleet. Our current fleet plan calls for growth from 28 aircraft in 2009, to 32 at the end of 2010 and to 68 aircraft by 2015. We have committed to acquire three additional new A320 aircraft from independent leasing companies under operating leases for delivery in 2011. The remaining aircraft are covered by a firm purchase commitment with Airbus to acquire 13 Airbus A319 aircraft, which we are permitted to convert to A320 aircraft at our election, and 20 Airbus A320 aircraft. We also have a firm purchase commitment for six additional spare IAE V2500 engines. We may elect to supplement these deliveries by additional acquisitions from the manufacturer or in the open market if demand conditions merit.

Consistent with our ULCC business model, each of our aircraft is configured with a high density seating configuration. Our A319s accommodate 145 passengers (compared to 120 on United and 124 on US Airways), our A320s accommodate 178 passengers (compared to 138 or 144 on United and 150 on JetBlue and US Airways) and our A321s accommodate 218 passengers (compared to 183 on US Airways).

Maintenance and Repairs

We have an FAA mandated and approved maintenance program, which is administered by our technical services department. Our maintenance technicians undergo extensive initial and ongoing training to ensure the safety of our aircraft.

Aircraft maintenance and repair consists of routine and non-routine maintenance and work performed is divided into three general categories: line maintenance, heavy maintenance and component service. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks and any diagnostics and routine repairs and any unscheduled items on an as needed basis. Line maintenance events are currently serviced by in-house mechanics and supplemented by contract labor and are primarily completed at airports we currently serve. Heavy airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to accomplish and typically are required approximately every 20 months. Heavy engine maintenance is performed approximately every four to six years and includes more complex work scope. Due to our relatively small fleet size and projected fleet growth, we believe outsourcing all of our heavy maintenance, such as engine servicing and major part repair, is more economical. Outsourcing eliminates the initial capital requirements inherent in heavy aircraft maintenance. We have entered into a long-term flight hour agreement with IAE for our engine overhaul services and Lufthansa Technik on an hour-by-hour basis for component services. We are also in the process of outsourcing the heavy airframe maintenance to a qualified FAA maintenance provider. These contracts cover all of our aircraft component inventory acquisition, replacement and repairs, thereby eliminating the need to carry expensive spare parts inventory.

Our recent maintenance expenses have been lower than what we expect to incur in the future because of the relatively young age of our aircraft fleet. Our maintenance costs are expected to increase as the frequency of repair increases with the aircraft age. As our aircraft age, scheduled scope work and frequency of unscheduled maintenance events is likely to increase like any mature fleet. Our aircraft utilization rate could decrease with the increase in aircraft maintenance.

Employees

Our business is labor intensive, with labor costs representing approximately 20.1%, 19.1%, 23.0%, 23.0% and 22.1% of our total operating costs for the fiscal years 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, respectively. As of September 30, 2010, we had 2,361 employees, consisting of 502 pilots, 653 flight attendants, 19 flight dispatchers, 138 mechanics, 714 airport agents/other, and 335 employees in administrative roles. Of these U.S.-based employees, approximately 50% of our employees were represented by labor unions under three different collective-bargaining agreements.

FAA regulations require pilots to have commercial licenses with specific ratings for the aircraft to be flown, and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. In December 2007, federal legislation was enacted increasing the mandatory retirement age for U.S. commercial airline pilots from age 60 to age 65. Mechanics, quality-control inspectors, and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must also meet experience standards prescribed by FAA regulations. All safety-sensitive employees are subject to pre-employment, random, and post-accident drug testing. The Railway Labor Act, or RLA, governs our relations with these labor organizations. Under the RLA, the collective bargaining agreements generally do not expire, but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in the manner agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board, or NMB, to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for a few years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. During that period (or after), a Presidential Emergency Board, or PEB, may be established, which examines the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days. At the end of a “cooling off” period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to “self-help,” including the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. Congress and the President have the authority to prevent “self-help” by enacting legislation that, among other things, imposes a settlement on the parties. The table below sets forth our employee groups and status of the collective bargaining agreements. We believe relations with our employees and unions are generally good.

Employee Groups	Representative	Status of Agreement/Amendable Date
Pilots	Airline Pilots Association, International (ALPA)	New five-year collective bargaining agreement in place as of August 1, 2010. Becomes amendable on August 1, 2015.
Flight Attendants	Association of Flight Attendants (AFA)	Became amendable in August 2007. In negotiation.
Dispatchers	Transport Workers Union (TWU)	Agreement in place since 2007. Becomes amendable in July 2012.

We focus on hiring highly productive employees and, where feasible, designing systems and processes around automation and outsourcing in order to maintain our low-cost base.

Safety and Security

We are committed to the safety and security of our passengers and employees. Some of the safety and security measures we have taken include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We strive to comply with or exceed health and safety regulation standards. In pursuing these goals, we maintain an active aviation safety program and all of our personnel are expected to participate in the program and take an active role in the identification, reduction and elimination of hazards.

Our ongoing focus on safety relies on training our employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operation including: flight operations, maintenance, in-flight, dispatch, and station operations.

The Transportation Security Administration, or TSA, is charged with aviation security for both airlines and airports. We maintain active, open lines of communication with the TSA at all of our locations to ensure proper standards for security of our personnel, customers, equipment and facilities are exercised throughout the operation.

Facilities

We lease all of our facilities at each of the airports we serve. Our leases for our terminal passenger service facilities, which include ticket counter and gate space, operations support area and baggage service offices, generally have a term ranging from month-to-month to 22 years, and contain provisions for periodic adjustments of lease rates. We also are responsible for maintenance, insurance and other facility-related expenses and services. We have also entered into use agreements at each of the airports we serve that provide for the non-exclusive use of runways, taxiways and other facilities. Landing fees under these agreements are based on the number of landings and weight of the aircraft.

We operate primarily out of the international terminal, Terminal 4, at FLL airport, with occasional use of a gate in Terminal 3. We are currently using up to all ten gates at Terminal 4, with preferential access to seven gates, and one gate at Terminal 3. FLL Airport is in the process of a renovation project, which includes the expansion of Terminal 4. The airport expansion would allow us to increase the number of routes we serve from FLL Airport. While FLL Airport does not presently have a curfew on flight operations, the U.S. Customs and Border Patrol currently require international flights to arrive after 5:30 a.m. and before 11:00 p.m. Accordingly, our flight planning for incoming flights from international departure points that do not pre-screen U.S.-bound passengers must accommodate these hours of operation. Take-off and landing slots are not regulated at FLL Airport and we believe that, after giving effect to the expansion of Terminal 4, the facility is capable of handling our planned growth of operations.

Our principal executive offices and headquarters are located in a leased facility at 2800 Executive Way, Miramar, Florida 33025, consisting of approximately 56,000 square feet. We have a maintenance and operations hangar located in a leased facility at the Detroit Metropolitan Wayne County Airport, consisting of approximately 66,000 square feet.

Insurance

We maintain insurance policies we believe are of types customary in the airline industry and as required by the DOT. The policies principally provide liability coverage for public and passenger injury; damage to property; loss of or damage to flight equipment; fire and extended coverage; directors’ and officers’ liability; advertiser and media liability; cyber risk liability; fiduciary; and workers’ compensation and employer’s liability. We have obtained third-party war risk (terrorism) insurance through a special program administered by the FAA, resulting in lower premiums than if we had obtained this insurance in the commercial insurance market. Should the government discontinue this coverage, obtaining comparable coverage from commercial underwriters could result in substantially higher premiums and more restrictive terms, if it is available at all. Although we currently believe our insurance coverage is adequate, there can be no assurance that the amount of such coverage will not be changed or that we will not be forced to bear substantial losses from accidents.

Foreign Ownership

Under DOT regulations and federal law, we must be controlled by United States citizens. In order to qualify, at least 75% of our stock must be voted by U.S. citizens and our president and at least two-thirds of our board of directors and senior management must be U.S. citizens. We are currently in compliance with these ownership provisions. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, please see “Description of Capital Stock—Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering—Limited Voting by Foreign Owners.”

Government Regulation

Operational Regulation

The airline industry is heavily regulated, especially by the federal government. Two of the primary regulatory authorities overseeing air transportation in the United States are the DOT and the FAA. The DOT has jurisdiction over economic issues affecting air transportation, such as unfair or deceptive competition, advertising, baggage liability and disabled passenger transportation. The DOT has authority to issue certificates of public convenience and necessity required for airlines to provide air transportation. We hold a DOT certificate of public convenience and necessity authorizing us to engage in scheduled air transportation of passengers, property and mail within the United States, its territories and possessions and between the United States and all countries that maintain a liberal aviation trade relationship with the United States (known as “open skies” countries). We also hold DOT certificates to engage in air transportation to certain other countries with more restrictive aviation policies. In 2009, we entered into a consent order with the DOT for our procedures for bumping passengers from oversold flights and our handling of lost or damaged baggage. Under the consent order, we were assessed a civil penalty of $375,000, of which we were required to pay only $215,000 based on an agreement with the DOT and our not having similar violations in the year after the date of the consent order. The DOT currently has a pending notice of proposed rulemaking that would augment and change current rules related to things such as ticket sales, denied boarding compensation and delayed baggage compensation. We cannot forecast the impact on costs and revenues should some or all of the proposed rules be implemented.

The FAA is responsible for regulating and overseeing matters relating to air carrier flight operations, including airline operating certificates, aircraft certification and maintenance and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. This certificate, in combination with operations specifications issued to the airline by the FAA, authorizes the airline to operate at specific airports using aircraft approved by the FAA. As of September 30, 2010, we had FAA airworthiness certificates for all 32 of our aircraft, we had obtained the necessary FAA authority to fly to all of the cities we currently serve and all of aircraft had been certified for overwater operations. We believe we hold all necessary operating and airworthiness authorizations, certificates and licenses and are operating in compliance with applicable DOT and FAA regulations, interpretations and policies.

International Regulation

All international service is subject to the regulatory requirements of the foreign government involved. We currently operate international service to the Bahamas, Colombia, Costa Rica, Dominican Republic, Guatemala, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Panama and Peru. If we decide to increase our routes to additional international destinations, we will be required to obtain necessary authority from the DOT and the applicable foreign government. We are also required to comply with overfly regulations in countries that lay along our routes but which we do not serve.

International service is also subject to U.S. Customs and Border Protection, or CBP (a law enforcement agency that is part of the U.S. Department of Homeland Security), immigration and agriculture requirements and the requirements of equivalent foreign governmental agencies. Like other airlines flying international routes, from time to time we may be subject to civil fines and penalties imposed by CBP if unmanifested or illegal cargo, such as illegal narcotics, is found on our aircraft. These fines and penalties, which in the case of narcotics are based upon the retail value of the seizure, may be substantial. In the past several years, we have incurred several penalties from CBP, which have not been material in the aggregate. We have implemented a comprehensive security program at our airports to reduce the risk of illegal cargo being placed on our aircraft, and we seek to cooperate actively with CBP and other U.S. and foreign law enforcement agencies in investigating incidents or attempts to introduce illegal cargo.

Security Regulation

The TSA was created in 2001 with the responsibility and authority to oversee the implementation, and ensure the adequacy, of security measures at airports and other transportation facilities. Since the creation of the

TSA, airport security has seen significant changes including enhancement of flight deck security, the deployment of federal air marshals onboard flights, increased airport perimeter access security, increased airline crew security training, enhanced security screening of passengers, baggage, cargo and employees, training of security screening personnel, increased passenger data to CBP and background checks. Funding for passenger security is provided in part by a per enplanement ticket tax (passenger security fee) of $2.50 per passenger flight segment, subject to a $5 per one-way trip cap. The TSA was granted authority to impose additional fees on air carriers if necessary to cover additional federal aviation security costs. Pursuant to its authority, the TSA may revise the way it assesses this fee, which could result in increased costs for passengers and/or us. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements. The TSA also assess an Aviation Security Infrastructure Fee, or ASIF, on each airline. Our ASIF liability is approximately $1.6 million per year.

Environmental Regulation

We are subject to various federal, state and local laws and regulations relating to the protection of the environment and affecting matters such as aircraft engine emissions, aircraft noise emissions, and the discharge or disposal of materials and chemicals, which laws and regulations are administered by numerous state and federal agencies. The Environmental Protection Agency, or EPA, regulates operations, including air carrier operations, which affect the quality of air in the United States We believe the aircraft in our fleet meet all emission standards issued by the EPA. Concern about climate change and greenhouse gases may result in additional regulation or taxation of aircraft emissions in the United States and abroad.

Federal law recognizes the right of airport operators with special noise problems to implement local noise abatement procedures so long as those procedures do not interfere unreasonably with interstate and foreign commerce and the national air transportation system. These restrictions can include limiting nighttime operations, directing specific aircraft operational procedures during takeoff and initial climb, and limiting the overall number of flights at an airport. None of the airports we serve currently restricts the number of flights or hours of operation, although it is possible one or more of such airports may do so in the future with or without advance notice.

Other Regulations

We are subject to certain provisions of the Communications Act of 1934, as amended, and are required to obtain an aeronautical radio license from the Federal Communications Commission, or FCC. To the extent we are subject to FCC requirements, we will take all necessary steps to comply with those requirements. We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

Future Regulations

The U.S. and foreign governments may consider and adopt new laws, regulations, interpretations and policies regarding a wide variety of matters that could directly or indirectly affect our results of operations. We cannot predict what laws, regulations, interpretations and policies might be considered in the future, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

Legal Proceedings

We are subject to commercial litigation claims and to administrative and regulatory proceedings and reviews that may be asserted or maintained from time to time. We currently believe that the ultimate outcome of such lawsuits, proceedings and reviews will not, individually or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of October 31, 2010:

Name	Age	Position(s)
B. Ben Baldanza	48	President, Chief Executive Officer and Director
Barry Biffle	38	Executive Vice President and Chief Marketing Officer
Thomas Canfield	54	Senior Vice President, General Counsel and Secretary
David Lancelot	42	Senior Vice President and Chief Financial Officer
Ken McKenzie	48	Chief Operating Officer
Bill Franke	73	Director and Chairman of the Board
David Elkins	68	Director
H. McIntyre Gardner	49	Director
Robert Johnson	63	Director
Barclay Jones III	50	Director
Jordon Kruse	39	Director
Stuart Oran	60	Director
Horacio Scapparone	58	Director
John Wilson	46	Director

The following table provides information regarding certain other key employees as of October 31, 2010:

Name	Age	Position(s)
David Bradford	42	Vice President and Treasurer
Joseph Houghton	50	Vice President, Flight Operations
Tony Lefebvre	42	Senior Vice President, Airport and Inflight Operations
Craig Maccubbin	43	Vice President and Chief Information Officer
Graham Parker	46	Vice President, Pricing and Revenue Management
Joseph Meszaro	44	Vice President, Technical Operations
Charlie Rue	40	Vice President, Financial Planning

B. Ben Baldanza has been a member of our board of directors since May 2006. He has served as our President and Chief Executive Officer since May 2006 and as our President and Chief Operating Officer from January 2005 to May 2006. From August 1999 to January 2005, Mr. Baldanza served as Senior Vice President of Marketing and Planning at US Airways, where he was responsible for route planning, scheduling, pricing and revenue management, marketing, sales, cargo, distribution, and the international division. Prior to US Airways, Mr. Baldanza served as Managing Director and Chief Operating Officer of Grupo Taca, an airline group based in Latin America. Mr. Baldanza previously held positions at Continental Airlines, Northwest Airlines and American Airlines.

Barry Biffle has served as our Chief Marketing Officer since February 2005. From 2003 to 2005, Mr. Biffle served as Managing Director of Marketing at US Airways, where he was responsible for advertising, direct marketing, the frequent flier program, US Airways Vacations and product development. Additionally, Mr. Biffle held other key positions in network planning, sales and marketing while at US Airways. Prior to joining US Airways, Mr. Biffle held several management positions at American Eagle Airlines.

David Bradford has served as our Vice President and Treasurer since January 2009 and as our Vice President and Controller from March 2007 to January 2009. Prior to joining Spirit, from March 2006 to March 2007, Mr. Bradford served as Director, External Reporting for Tupperware Brands Corporation, a publicly-traded multinational direct marketing company, where he was responsible for all SEC reporting and technical accounting research. Prior to Tupperware Brands Corporation, Mr. Bradford spent seven years in the airline industry in various financial roles primarily in turnaround situations. He has also held positions at Atlas Air Worldwide Holdings, a publicly-traded company that provides air cargo services, and AirTran Airways.

Thomas Canfield has served as our Senior Vice President and General Counsel since October 2007. From September 2006 to October 2007, Mr. Canfield served as General Counsel & Secretary of Point Blank Solutions, Inc., a manufacturer of antiballistic body armor. Prior to Point Blank, from 2004 to 2007 he served as CEO and Plan Administrator of AT&T Latin America Corp., a public company formerly known as FirstCom Corporation, which filed for bankruptcy in April 2003, that developed high-speed fiber networks in 17 Latin American cities. Mr. Canfield also served as General Counsel & Secretary at AT&T Latin America Corp from 1999 to 2004. Previously, Mr. Canfield was Counsel in the New York office of Debevoise & Plimpton LLP. Mr. Canfield serves on the board and audit committee of Iridium Communications Inc., a satellite communications company. Mr. Canfield previously served on the boards of directors of Birch Telecom Inc., a telecommunications company, from 2006 to 2008, and Tricom S.A., a telecommunications company, from 2004 to early 2010.

Joseph Houghton has served as our Vice President, Flight Operations since September 2010. Mr. Houghton was previously our Director of Systems Operations Control, and prior to that was our Director of Training and Standards, in which capacity he joined Spirit in March 2010. From September 2009 to March 2010, Mr. Houghton was Vice President, Airline Certification at Locked On, Inc., an airline and aviation certification consulting company. From February 2004 to September 2009, Mr. Houghton served as Vice President and Chief Pilot and Vice President of Operations Control Center at Virgin America.

David Lancelot has served as our Senior Vice President and Chief Financial Officer since January 2007. From September 2004 to December 2006 Mr. Lancelot served as Chief Financial Officer of Highland Capital, a registered investment advisor. From May 2003 to August 2004 Mr. Lancelot served as Senior Vice President and Chief Financial Officer of Atlas Air Worldwide Holdings, helping lead it through a pre-negotiated bankruptcy in 2004, and also served as Vice President of Finance and Controller of Atlas Air Worldwide Holdings or its subsidiary, Polar Air Cargo, from July 2000 to May 2003. Mr. Lancelot has also held a senior management position at AirTran Airways and other management positions at American Airlines and KPMG, LLP.

Tony Lefebvre has served as our Senior Vice President, Airport and Inflight Operations since October 2005. Mr. Lefebvre formerly served as the Managing Director, Europe at US Airways, Inc. from August 2002 to October 2005 where he was responsible for airport operations, sales and marketing and reservations within the region. From September 1998 to August 2002 Mr. Lefebvre was the Managing Director, Cargo for US Airways, Inc. and was responsible for its worldwide cargo business.

Craig Maccubbin has served as our Vice President and Chief Information Officer since June 2009. Prior to Spirit, from 2006 to 2009 Mr. Maccubbin served as the Chief Technology Officer at Zeta Interactive, a digital marketing agency, where he led product development, infrastructure, professional services, and customer support and delivery for customers. From 2003 to 2006 Mr. Maccubbin was the Chief Technology Officer at LasVegas.com, a joint venture of the Las Vegas casino group, where he directed the technology team.

Ken McKenzie has served as our Chief Operating Officer since December 2009. From April 2005 to September 2009 Mr. McKenzie served as Executive Vice President, Operations at WestJet, where he was responsible for airport operations, flight operations, government relations, inflight, regulatory affairs, safety and, technical operations. From January 2002 to April 2005, Mr. McKenzie served as Chief Pilot, Regulatory Affairs at Air Canada Jazz.

Joseph Meszaro has served as our Vice President, Technical Services since June 2010. Prior to joining Spirit, Mr. Meszaro served as Director of Maintenance Operations of Virgin America, Inc. from 2007 to 2009. Mr. Meszaro joined Virgin America in 2005, and also held positions of Director of Quality and Chief Inspector. From 1986 to 2005, Mr. Meszaro served in various positions relating to maintenance and inspection at UAL Corporation and its operating subsidiary United Airlines.

Graham Parker has served as our Vice President, Pricing and Revenue Management since September 2004. Mr. Parker formerly served as Senior Vice President, Business Development at PROS Revenue Management, a company that specializes in pricing and revenue optimization science and software, where he was responsible for marketing, sales, alliances and strategic planning and led PROS’ consulting activity for such companies as Deutsche Lufthansa AG, Continental Airlines, Varig Brazilian Airlines, Avianca and America West Airlines. Prior to PROS, Mr. Parker held various management positions at Continental Airlines and Southwest Airlines.

Charlie Rue has served as Vice President of Financial Planning since May 2009. Prior to joining Spirit, Mr. Rue spent eleven years at Continental Airlines, Inc., an airline company. From 2003 to 2008 Mr. Rue was Managing Director of Continental’s Asia Pacific division where he served as the primary leader for financial and strategy analysis, market initiatives, contract negotiation and operational efficiency for Continental’s Guam hub and Transpacific network. During his time at Continental he also served in Corporate Development and as Chief Financial Officer of Continental Connection carrier Gulfstream International Airlines.

Bill Franke has been Chairman of the Board since July 2006. Mr. Franke is the Managing Partner of Indigo, a private equity fund focused in air transportation, and a Managing Partner of Newbridge Latin America, a private equity fund focused on Latin America. Mr. Franke also serves on the board of directors of Bristol Group SA, a surety and travel insurance company, Mandala Airlines, an Indonesian airline, Whitefish Aviation Limited, the holding company of Avianova, a Russian airline, Wizz Air Limited, a Hungarian airline and Concesionaria Vuela Compañía de Aviación, S.A. de C.V., which does business as Volaris, a Mexican airline. He served on the board of Tiger Aviation Pte. Ltd, a Singapore-based airline, from 2004 to 2009, and was its founding chair, Alpargatas S.A.I.C, an Argentina-based footwear and textiles manufacturer, from 1996 to 2007, and Phelps Dodge Corporation, a mining company, including service as the lead outside director for several years, from 1980 to 2007. Mr. Franke was also the Chairman and Chief Executive Officer of America West Airlines from 1993 to 2001. Our board of directors has concluded that Mr. Franke should continue to serve on our board of directors as Chairman based on his private equity experience in the air transportation industry, his prior directorships, his financial literacy and his general business experience.

David Elkins has been a member of our board of directors since July 2010. Mr. Elkins retired in 2003 as President and Co-Chief Executive Officer of Sterling Chemicals, Inc., a North American chemicals producer headquartered in Houston, Texas. Prior to joining Sterling Chemicals in 1998, Mr. Elkins was a senior partner in the law firm of Andrews Kurth LLP, where he specialized in corporate and business law. Mr. Elkins currently serves as the non-executive board chairman of Holley Performance Products, Inc., an automotive performance products company. Mr. Elkins also currently serves as business representative and advisor for the heirs of Howard R. Hughes, Jr. in connection with substantial real estate holdings in Nevada and California. Our board of directors has concluded that Mr. Elkins should serve on our board and audit committee based on his experience with corporate and financial transactions and business leadership experience.

H. McIntyre Gardner has been a member of our board of directors since July 2010. Mr. Gardner retired in 2008 from Merrill Lynch & Co., Inc. as the Head of Americas Region and Global Bank Group, Global Private Client. Prior to joining Merrill Lynch in July 2000, Mr. Gardner was the President and Chief Operating Officer of Helen of Troy Limited, a personal care products manufacturer. Our board of directors has concluded that Mr. Gardner should serve on our board and audit committee based on his financial and business skills, extensive corporate finance experience and broad financial expertise.

Robert Johnson has been a member of our board of directors since July 2010. Mr. Johnson retired in 2008 as Chief Executive Officer of Dubai Aerospace Enterprise (DAE), a global aerospace engineering and services company. Prior to DAE, Mr. Johnson was Chairman of the Board of Honeywell Aerospace, a leading global supplier of aircraft engines, equipment, systems and services, where he also served prior to 2000 as President and Chief Executive Officer. Prior to Honeywell Aerospace, Mr. Johnson held management positions at various aviation and aerospace companies. He serves on the board of directors of Spirit Aerosystems, a publicly-traded aerospace components company that is not affiliated with us, Ariba, Inc., a publicly-traded software company, and Roper Industries, Inc., a publicly-traded company. Our board of directors has concluded that Mr. Johnson should serve on our board because of his experience in the aviation and aerospace industries and his general business knowledge.

Barclay Jones III has been a member of our board of directors since 2006. Since March 2000, Mr. Jones has been the Executive Vice President of Investments for iStar Financial Inc., a publicly traded finance company focused on the commercial real estate industry. Prior to iStar, Mr. Jones was at W.P. Carey & Co., an investment management company, where he served in a variety of capacities, including Vice Chairman and Chief Acquisitions Officer. Our board of directors has concluded that Mr. Jones should serve on our board and audit committee based on his financial expertise and his general business experience.

Jordon Kruse has been a member of our board of directors since 2005. Mr. Kruse is a Managing Director at Oaktree Capital Management, LP, a Los Angeles based institutional money manager. He is a member of Oaktree’s Principal Fund, which focuses on investments in private equity and distressed debt for control and is responsible for the aviation, packaging, chemicals, building products and consumer apparel sectors. Prior to joining Oaktree in 2001, Mr. Kruse was an attorney at the law firm of Kirkland & Ellis LLP, which he joined in 1997. Mr. Kruse serves on the Board of Directors of Dayton Superior Corporation, a manufacturer and distributor of products used in concrete construction, Chesapeake UK Holding Ltd, a supplier of specialty paperboard packaging products in Europe, Nordenia International AG, a manufacturer of plastic films and flexible packaging, BP Clothing LLC, an apparel company, Cyanco Corporation, a manufacturer of sodium cyanide used in the gold mining industry, and CF Group Inc., a commercial furniture company. Our board of directors has concluded that Mr. Kruse should serve on our board based on his financial expertise, knowledge of our company and his general business experience.

Stuart Oran has been a member of our board of directors since 2004. During the past five years, Mr. Oran has been the Managing Member of Roxbury Capital Group LLC, a merchant banking firm that he founded in April 2002. From 1994 to 2002 Mr. Oran held a number of senior executive positions at United Airlines. Mr. Oran also serves on the board of Deerfield Capital Corp., an investment management company, Red Robin Gourmet Burgers, Inc., a national casual dining chain, and Premier American Bank, National Association, a banking company. He served on the board of Wendy’s International, Inc., a fast food company, from March 2004 to September 2008 and Polaris Acquisition Corp., an acquisition company, from July 2007 to May 2009. Our board of directors has concluded that Mr. Oran should serve on our board and compensation committee based on his experience in the airline industry, his experience on public company boards and his general business experience.

Horacio Scapparone has been a member of our board of directors since 2006. He serves as Chief Executive Officer of the Bristol Group, an Argentine insurance group dedicated to P&C and Surety businesses, and has held this position since 1997. From 2002 to 2007 he was a board member and Chairman of Alpargatas ASAIC, a large Argentine textile company sold in 2007 to a Brazilian textile Company. In 2007 Alpargatas filed for protection under Argentinean bankruptcy law. In addition, the Comision Nacional de Valores of Argentina imposed an administrative fine on Alpargates, this sanction is currently being appealed. Mr. Scapparone also serves on the board of Bristol Group and the Argentinean companies of El Comercio CIA De Seguros and Aseguradora De Creditos Y Garantias. Our board of directors has concluded that Mr. Scapparone should serve on the board based on his financial expertise and general business experience.

John Wilson has been a member of our board of directors since 2009. Mr. Wilson has been a Principal of Indigo since 2004, and, prior to that, held positions at America West Airlines and Northwest Airlines. Mr. Wilson also serves on the board of Wizz Air Holdings Plc, Whitefish Aviation Limited and Volaris. Our board of directors has concluded that Mr. Wilson should serve on the board based on his experience in the airline industry, his financial expertise and general business experience.

Board Composition

Our board of directors is comprised of 10 members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	The Class I directors are Messrs. and their terms will expire at the annual general meeting of stockholders to be held in 2011;

•	The Class II directors are Messrs. and their terms will expire at the annual general meeting of stockholders to be held in 2012; and

•	The Class III directors are Messrs. and their terms will expire at the annual general meeting of stockholders to be held in 2013.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Indigo and Oaktree, as a group, own more than 50% of our outstanding voting securities and we are therefore considered a “controlled company” within the meaning of the NASDAQ Stock Market rules. Following the consummation of this offering, we expect to remain a “controlled company” and we intend to rely upon the “controlled company” exception to the board of directors and committee independence requirements under the NASDAQ Stock Market rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we already comply with the requirements of the Sarbanes-Oxley Act and the NASDAQ Stock Market rules, requiring that our audit committee be comprised exclusively of independent directors. Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs.             , representing              of our              directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the NASDAQ Stock Market.

Leadership Structure

We have historically separated the roles of CEO and Chairman of the Board in recognition of the differences between the two roles. The CEO is responsible for setting our strategic direction and our day-to-day leadership and performance, while the Chairman of the Board provides guidance to the CEO and sets the agenda for board meetings and presides over meetings of the full board of directors. In addition, our amended and restated bylaws provide that the independent directors may appoint a lead director from among them to perform such duties as may be assigned by our board of directors.

Agreements or Understandings

Investor Rights Agreement. Pursuant to a Second Amended and Restated Investor Rights Agreement, as amended to date, among us and certain of our investors, Indigo Florida L.P. and Indigo Miramar LLC, which are investment funds managed by Indigo, each has the right to designate two representatives to the board, OCM Principal Opportunities Fund II, L.P., or POF II, and OCM Principal Opportunities Fund III, L.P., or POF III, which are investment funds managed by Oaktree, each has the right to designate one representatives to the board and Indigo Florida, POF II and POF III, acting together, have the right to designate three representatives to the board. Mr. Wilson and Mr. Scapparone have been appointed as Indigo Florida’s designee. Mr. Franke and Mr. Jones have been appointed as Indigo Miramar’s designees. Mr. Kruse has been appointed as POF II’s designee and Mr. Oran has been appointed as POF III’s designee. Messrs. Elkins, Gardner and Johnson have been appointed as the designees of Indigo Florida, POF II and POF III, acting together. The Second Amended and Restated Investor Rights Agreement also states that our current CEO shall also be appointed to the board. The right of these investors to designate representatives for appointment to our board of directors terminates immediately prior to the consummation of this offering, although certain registration and other rights will survive. Although the directors will no longer be appointed pursuant to a contractual right, they will continue to serve as directors following this offering. Please see “Certain Relationships and Related Transactions—Registration Rights” for more information.

Stockholders Voting Agreement. We have entered into a Stockholders Voting Agreement with investment funds managed by Indigo and Oaktree, which will become effective upon the completion of this offering. The Stockholders Voting Agreement provides that our board of directors shall be comprised of ten members at the closing date and that certain of the investment funds managed by Indigo and Oaktree will have the right to designate such number of director nominees to our board of directors as is equal to the product of the total number of directors to be elected multiplied by the ratio of the number of shares of our capital stock held by such stockholder to the number of shares of our capital stock held by investment funds managed by Indigo and Oaktree in the aggregate, in each case rounded to the nearest whole number. The designation of such nominees is subject to their election by our stockholders at the annual meeting, provided that each of the investment funds managed by Indigo and Oaktree shall vote all of the capital stock held by it in order to elect such nominees. The investment funds managed by Indigo and Oaktree has the right to remove and replace its director-designees at any time and for any reason and to fill any vacancies otherwise resulting in such director positions. The Stockholders Voting Agreement will terminate at such time that the investment funds managed by Indigo and Oaktree, as a group, own less than 50% of our outstanding common stock.

Board Committees

Our board of directors has the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the company’s engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function and annually reviews the audit committee charter and the committee’s performance. The current members of our audit committee are H. McIntyre Gardner, who is the chair of the committee, David Elkins, Barclay Jones and John Wilson. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. Our board has determined that H. McIntyre Gardner is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NASDAQ Stock Market. Messrs. Gardner, Elkins and Jones are independent directors as defined under the applicable rules and regulations of the SEC and the NASDAQ Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Stock Market. Our audit committee will consist of at least one member that is independent upon the effectiveness of our registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers, evaluates our performance in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also considers recommendations of our Chief Executive Officer with respect to the compensation of other executive officers. Our Chief Executive Officer evaluates each other executive officer’s overall performance and contributions to us at the end of each fiscal year and reports to the compensation committee his recommendations of the other executive officers’ compensation. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are             , with              serving as the chair of the committee.

In order for our compensation committee to continue to make recommendations or determinations with respect to executive compensation, such committee must be composed of a majority of independent directors within ninety days from the date our common stock is listed on the NASDAQ Stock Market and entirely of independent directors within one year from the date our common stock is listed on the NASDAQ Stock Market. However, if we remain or become a “controlled company,” we will qualify for, and expect to rely on, exemptions from the NASDAQ Stock Market corporate governance requirements that require such committee to be composed entirely of independent directors. Our board of directors has affirmatively determined that each of Messrs.              and              meets the definition of “independent director” for purposes of the NASDAQ listing rules.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. The nominating and corporate governance committee is comprised of             . Potential candidates for nomination to the board of directors will be discussed by the committee.

In order for our nominating and corporate governance committee to continue to make selections or recommendations with respect to directors, such committee must be composed of a majority of independent directors within ninety days from the date our common stock is listed on the NASDAQ Stock Market and entirely of independent directors within one year from the date our common stock is listed on the NASDAQ Stock Market. However, if we remain or become a “controlled company,” we will qualify for, and expect to rely on, exemptions from the NASDAQ Stock Market corporate governance requirements that require such committee to be composed entirely of independent directors. Our board of directors has affirmatively determined that each of Messrs.              and              meets the definition of “independent director” for purposes of the NASDAQ listing rules.

There are no family relationships among any of our directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is applicable to all members of the board, executive officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics and Business Conduct is available on our Investor Relations website ( www.                     ) under “Code of Ethics.” The Code of Ethics and Business Conduct addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics and Business Conduct is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our directors, executive officers or other principal financial officers and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified directors, officers or other principal financial officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides that we may indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws to be in effect upon the completion of this offering also provide that we are obligated to indemnify our directors and officers to the fullest extent permitted by Delaware law and advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Compensation Arrangements for our Non-Employee Directors

We compensate our non-employee directors for their service on our board of directors, but do not pay director fees to our directors who are our employees. Prior to this offering, each non-employee director has been entitled to receive an annual retainer of $25,000. In addition, we provide reimbursement to our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. Our non-employee directors are not currently entitled to receive any additional fees and do not currently receive any equity compensation for their service as a director. Mr. Stuart Oran, a long-serving director, received a grant of 50,000 shares of restricted stock in 2006.

We intend to adopt a policy pursuant to which, following the completion of this offering, each non-employee director, other than the Chairman of the Board, will be entitled to receive an annual retainer of $30,000 paid in quarterly installments, fees of $1,500 for attendance in person at each meeting of our board of directors or $750 for each meeting of our board of directors attended telephonically. In addition, each committee member will be entitled to receive fees of $1,500 for attendance in person at each committee meeting of our board of directors or $750 for each committee meeting of our board of directors attended telephonically, unless such committee meetings occur on the same date as a meeting of the full board, in which case no such committee fees would be payable. The Chairman of the Board, Chair of the Audit Committee and Chairs of any other board committees will receive additional annual retainers of $10,000, $7,500 and $5,000, respectively.

Pursuant to the new policy, non-employee directors will also be entitled to receive an annual equity based grant (which could be in the form of stock options, restricted stock units, restricted stock or other equity-based compensation) with an estimated fair market value of $40,000 as of the grant date. Under the new policy, over a five-year period non-employee directors will be expected to accumulate and maintain an equity position equal to not less than three years’ of equity compensation, or $120,000.

Non-employee directors are reimbursed for travel and other expenses incurred for attending meetings. Under the new policy, non-employee directors will be afforded free positive-space family travel benefits on our airline up to a maximum value of $5,000 per year.

Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash($)
Bill Franke (1)	25,000
Jordon Kruse (2)	0
Barclay Jones, III	25,000
Stuart Oran	25,000
Horacio Scapparone	25,000
John Wilson (3)	18,750
Stephen L. Johnson (4)	6,250

(1)	Mr. Franke is the sole member of Indigo Partners LLC, which receives annual fees totaling $800,000 under the terms of a professional services agreement with the Company. This agreement will be terminated in connection with this offering. Please see “Certain Relationships and Related Transactions—Professional Services Agreement.”
(2)	Mr. Kruse is a managing director at Oaktree. The $25,000 in annual fees payable to Mr. Kruse for his service on our board are paid to Oaktree.
(3)	Mr. Wilson joined our board beginning in March 2009. His director fees for 2009 were pro-rated.
(4)	Mr. Johnson resigned from his position on our board in March 2009.

None of our non-employee directors held any stock options or unvested stock awards as of December 31, 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Our compensation committee is responsible for establishing, implementing, and monitoring adherence to our compensation philosophy. We seek to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive. Our compensation committee is appointed by our board of directors. In 2009, our compensation committee determined the compensation for our Chief Executive Officer and all of our other named executive officers, or NEOs.

Our NEOs for 2009 were as follows:

•	B. Ben Baldanza, Chief Executive Officer and President;

•	David Lancelot, Senior Vice President and Chief Financial Officer;

•	Barry Biffle, Executive Vice President and Chief Marketing Officer;

•	Thomas Canfield, Senior Vice President, General Counsel and Secretary;

•	Ken McKenzie, Chief Operating Officer; and

•	Tony Lefebvre, Senior Vice President, Airport and Inflight Operations.

Mr. Lefebvre currently serves as a Senior Vice President, Airport and Inflight Operations. As of December 15, 2009, Mr. Lefebvre no longer reported directly to our Chief Executive Officer, and was no longer considered an executive officer. Mr. Mckenzie commenced employment with us on December 10, 2009.

Compensation Philosophy and Objectives

The market for experienced management is highly competitive in our industry. Our goal is to attract and retain the most highly qualified executives to manage each of our business functions. In doing so, we draw upon a pool of talent that is highly sought within the airline industry. Within this talent pool, we seek out individuals who we believe will be able to contribute to our unique operating model and our vision of future success, our culture and values, and who will enhance the cohesiveness and productivity of our teams. We regard as fundamental that executive officer compensation be structured to provide competitive base salaries and benefits to attract and retain superior employees, and to provide incentive compensation to motivate executive officers to attain, and to reward executive officers for attaining, established financial, operational and other goals that are consistent with increasing stockholder value. In fiscal year 2009, our board of directors used cash bonuses and restricted stock awards as our incentive compensation arrangement for executive officers, including the named executive officers.

In determining the form and amount of compensation payable to the named executive officers, we are guided by the following objectives and principles:

•

Compensation levels should be competitive to attract and retain key executives. We aim to provide an executive compensation program that attracts, motivates and retains high performance talent and rewards them for our achieving and maintaining a competitive position in our industry. Total compensation (i.e., maximum achievable compensation) should increase with position and responsibility.

•

Compensation should relate directly to performance, and incentive compensation should constitute a significant portion of total compensation. We aim to foster a pay-for-performance culture, with a significant portion of total compensation being “at risk.” Accordingly, a significant portion of total compensation should be tied to and vary with our financial, operational and strategic performance, as well as individual performance. Executives with greater roles and the ability to directly impact our strategic goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved. The amount of “at risk pay” is structured accordingly.

•

Long-term incentive compensation should align executives’ interests with our stockholders’ interests. Awards of long-term incentives, including equity-based compensation encourage executives to focus on our long-term growth and prospects and incentivize executives to manage the company from the perspective of stockholders with a meaningful stake in us, as well as to focus on long-term career orientation.

Determination of Compensation

The compensation committee meets not less than annually to specifically review and determine adjustments, if any, to the Chief Executive Officer’s compensation, including his base salary, annual bonus compensation and long-term equity awards and to review and consider recommendations of the Chief Executive Officer with respect to the other NEOs’ base salaries, annual bonus compensation and long-term equity awards. For 2009, the compensation committee determined each individual component of compensation for our NEOs. The compensation committee also annually evaluates the achievement of company-wide performance goals for the prior fiscal year under the Company’s bonus program and sets new performance goals for the current fiscal year. The compensation committee also meets periodically to discuss compensation-related matters as they arise during the year. Mr. Baldanza evaluates each other NEO’s overall performance and contributions to the Company at the end of each fiscal year and reports to the compensation committee his recommendations regarding each element of the other NEOs’ compensation to the compensation committee. Mr. Baldanza does not participate in any formal discussion with the compensation committee regarding decisions on his own compensation and he recuses himself from meetings when his compensation is discussed. Following the completion of this offering, our compensation committee will continue to oversee the annual review process for all NEOs.

We do not generally rely on formulaic guidelines for determining the mix or levels of cash and equity-based compensation, but rather maintain a flexible compensation program that allows it to adapt components and levels of compensation to motivate and reward individual executives within the context of our desire to attain certain financial and operational goals. Subjective factors considered in compensation determinations include an executive’s skills and capabilities, contributions as a member of the executive management team, contributions to our overall performance and whether the total compensation potential and structure is sufficient to ensure the retention of an executive when considering the compensation potential that may be available elsewhere.

In making compensation determinations, the compensation committee has not undertaken any formal benchmarking or reviewed any formal surveys of compensation for our competitors, but have instead relied primarily on their general knowledge of the competitive market for executive talent, especially in our industry.

Components of Compensation for 2009

Our performance-driven compensation program for our NEOs consists of four components:

•	base salary;

•	discretionary cash bonuses;

•	equity-based incentives; and

•	benefits.

We are continuing to build our executive compensation program around each of the above elements because each individual component is useful in achieving one or more of the objectives of the program and we believe that, collectively, they are effective in achieving our overall objectives.

Base Salary. We provide our NEOs and other employees with a base salary to compensate them for services rendered during the fiscal year. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salary amounts are established based on consideration of, among other factors, the scope of the NEOs’ responsibilities, years of service and the compensation committee’s general knowledge of the competitive market, based on, among other things, experience with other companies.

In light of the challenging economic climate and in order to preserve cash resources, none of the NEOs received any increases in their base salaries for 2009, with the exception of Messrs. Canfield and Lefebvre, whose base salaries were increased by 5.5% and 11.1%, respectively, based on Mr. Baldanza’s subjective evaluation of their performance and resulting recommendation to the compensation committee. The NEOs’ 2009 base salaries are set forth under the “2009 Summary Compensation Table” below. In 2010, Messrs. Baldanza, Canfield and Lefebvre, received 2.8%, 3.5%, and 8.3% raises, respectively, based on the compensation committee’s subjective evaluation of Mr. Baldanza’s performance, and Mr. Baldanza’s subjective evaluation and recommendations to the committee relating to the other NEOs’ performance. Messrs. Lancelot, Biffle and McKenzie did not receive base salary increases for 2010.

Bonuses. We provide cash bonuses to provide incentives to executive officers to achieve annual company-wide performance goals. All of our NEOs are eligible for annual cash bonuses, which are determined annually at the discretion of the compensation committee. The compensation committee has generally used a guideline target opportunity for our NEOs and other officers of 50% of base salary. The determination of the amount of annual bonuses paid to our executive officers generally reflects a number of objective and subjective considerations, including our cash, earnings and cost management, and a subjective evaluation of the individual contributions of the executive officer during the relevant period, as described more fully below.

Under our 2009 Incentive Bonus Plan, which covers all of our NEOs, our performance was measured by our achievement of the following three performance objectives established in the beginning of the year: consolidated year-end cash of $44 million, earnings before interest, taxes, depreciation and amortization (or Adjusted EBITDA) of $102 million, earnings before interest, taxes, depreciation, amortization and rent (or Adjusted EBITDAR) of $192 million and cost per available seat mile (or Adjusted Ex-fuel CASM) excluding fuel, restructuring, and mark-to-market of 5.45 cents. For a description of the adjustments made for Adjusted EBITDA and Adjusted EBITDAR, please see “Summary—Summary Historical Financial and Operating Data.” For a description of the adjustments made for Adjusted Ex-fuel CASM, please see “Summary—Operating Statistics.” In 2009, we exceeded each of the pre-established objectives as follows:

Performance Metric	2009 Target	2009 Actual Results	Percentage Achieved
Year-end Cash	$44 million	$86 million	196%
Adjusted EBITDA	$102 million	$117 million	115%
Adjusted EBITDAR	$192 million	$207 million	108%
Adjusted Ex-fuel CASM	5.45 cents	5.45 cents	100%

Based on our overachievement of the 2009 performance objectives, the compensation committee established a target bonus payout of 67.5% of annual base salary for each executive and director-level employee, subject to downward or upward adjustments in the complete discretion of the compensation committee. Determination of the base bonus payout was not formulaic and was based on the compensation committee’s subjective determination that a payout at 67.5% of base salary was appropriate in light of our overachievement of our cash and earnings objectives and achievement of our cost control objective. The compensation committee approved a payout at this percentage for Messrs. Baldanza, Lancelot and Canfield and payouts at 72.5% and 79.2% of base salary for Messrs. Biffle and Lefebvre, respectively, in light of Mr. Baldanza’s subjective evaluation of their performance during 2009. Mr. McKenzie did not receive a bonus for 2009 as he commenced employment with us in December 2009. The NEOs 2009 bonus award amounts are set forth in the Summary Compensation Table, below.

For 2010, the compensation committee has not yet approved a bonus structure.

Equity-based incentives. We believe that long-term performance is achieved through an ownership culture that rewards and encourages long-term performance by our executive officers through the use of cash and stock- based awards. Our board of directors adopted the Amended and Restated 2005 Incentive Stock Plan (the “2005 Stock Plan”) in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees and consultants, and to promote the success of our business. The 2005 Stock Plan provides for the grant of options and restricted stock, among other equity-based awards. Historically we have granted options, restricted stock and restricted stock unit awards. The compensation committee determines on an annual basis who receives awards under the 2005 Stock Plan and the limitations on those awards. We intend to adopt a 2010 Equity Incentive Award Plan (the “2010 Plan”) which will be effective upon the consummation of this offering. The 2010 Plan will replace the 2005 Stock Plan and no further grants will be made under the 2005 Stock Plan, and the 2005 Stock Plan will terminate, except with regard to grants then outstanding under the 2005 Stock Plan.

In May 2009, our compensation committee approved restricted stock awards to all of our then employed NEOs under our 2005 Stock Plan, in each case vesting annually over a four-year period. Specifically, in May 2009, our compensation committee approved annual restricted stock awards to our NEOs as follows: Mr. Baldanza, 42,500 shares; Mr. Lancelot, 20,000 shares; Mr. Biffle, 33,750 shares; Mr. Canfield, 50,000 shares; and Mr. Lefebvre, 30,000 shares. The compensation committee approved these awards based on its subjective review of each executive’s performance during the previous year, its review and consideration of the NEOs’ respective unvested equity holdings and consideration of the role and responsibility of each named executive officer and the Company’s need to retain and properly incent each executive. We are party to agreements with our executives which permit us to repurchase shares of vested restricted stock at a price per share equal to the fair market value as determined by our board in order to satisfy the minimum income and payroll tax obligations imposed by virtue of the vesting of such shares.

On July 27, 2010, Mr. McKenzie received an option grant covering 185,000 shares in connection with his commencement of employment. Mr. McKenzie’s award was negotiated as part of his offer of employment and vests in four installments on each annual anniversary of December 10, 2009, his date of commencement of employment. Mr. McKenzie also received an additional option grant covering 30,000 shares on July 27, 2010 as part of our annual equity grants, which vests in four installments on each annual anniversary of date of grant. These options have an exercise price of $7.80 per share, which was determined to be the fair market value of our common stock on the date of grant.

We expect that the annual equity awards we make to our executive officers will be driven by our sustained performance over time, our executive officers’ ability to impact our results that drive stockholder value, their organization level and their potential to take on roles of increasing responsibility. Equity forms a key part of the overall compensation for each executive officer and will be considered each year as part of the annual performance review process and incentive payout calculation.

Benefits. We provide the following benefits to our NEOs. These are the same benefits provided to all our employees:

•	medical, dental and vision insurance;

•	life insurance, accidental death and dismemberment and business travel and accident insurance;

•	employee assistance program;

•	health and dependent care flexible spending accounts;

•	short and long-term disability; and

•	401(k) plan.

In addition, we provide supplemental life insurance to our employees at the director level and above, including our executive officers.

Severance and Change in Control-Based Compensation. We have an executive severance plan under which our NEOs participate. Under the executive severance plan, in the event of (i) a termination without cause,

(ii) a termination without cause in connection with a change in control of us or within twelve months following a change in control of us, or (iii) a termination for good reason within 30 days following a change in control of us, each participant that holds a Senior Vice President or higher position is entitled to receive, subject to, among other things, execution of a general release, continuation of salary payments and COBRA coverage for 12 months, a free family travel pass on our flights for 12 months and use of a blackberry for 30 days in order to allow the participant to transition to another device. The severance plan also references the benefits provided under the 2005 Stock Plan, which provides for full acceleration of awards in the event of a change in control or death or disability or if a participant is terminated without cause less than 90 days prior to a change in control. The benefits provided under the severance plan are in lieu of any other benefits provided under any other Company policy, plan or plan, including any benefits provided under any employment agreement. Under Mr. Baldanza’s employment agreement, we agreed to provide Mr. Baldanza with continuation of salary payments for 12 months and a lifetime travel pass on our flights if his employment is terminated by us without cause, subject to Mr. Baldanza’s execution of a general release. We believe that terminations of employment, both within and outside of the change in control context, are causes of great concern and uncertainty for senior executives and that providing protections to our executives in these contexts is therefore appropriate in order to alleviate these concerns and allow the executives to remain focused on their duties and responsibilities to the Company in all situations.

Perquisites. As is common in the airline industry, senior executives and their immediate families are entitled to certain travel privileges on our flights, which may be on a positive space basis. Similar travel benefits (which generally are on a space available basis) are afforded to all of our director-level employees and above. The value of such flight benefits for the executives is reported as taxable income. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive’s compensation package. We do not provide any other significant perquisites or personal benefits to our named executive officers.

Stock Ownership Guidelines. The board of directors has not implemented stock ownership guidelines. The board of directors has chosen not to require stock ownership given the limited market for our securities. The board of directors will continue to periodically review best practices and re-evaluate our position with respect to stock ownership guidelines.

Tax and Accounting Considerations. While our board of directors and our compensation committee generally consider the financial accounting and tax implications of their executive compensation decisions, neither element has been a material consideration in the compensation awarded to our NEOs historically. In addition, our compensation committee and our board of directors have considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our NEOs. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for our chief executive officer and each of the other NEOs (other than our chief financial officer), unless compensation is performance-based. As we are not currently publicly-traded, our compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation.

2009 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during the past fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
B. Ben Baldanza	2009	457,200	308,623	46,750	8,417	820,990
Chief Executive Officer and President

David Lancelot	2009	291,011	196,432	22,000	7,807	517,250
Senior Vice President and Chief Financial Officer

Barry Biffle	2009	310,000	225,000	37,125	8,417	580,542
Executive Vice President and Chief Marketing Officer

Thomas Canfield	2009	290,000	195,750	55,000	167	540,917
Senior Vice President, General Counsel and Secretary

Ken McKenzie (3)	2009	24,480	0	0	0	24,480
Chief Operating Officer

Tony Lefebvre	2009	240,000	190,000	82,500	7,277	519,777
Senior Vice President, Airport and Inflight Operations

(1)	Amounts shown in the “Stock Awards” column represent the aggregate grant date fair value of restricted stock granted during 2009 computed in accordance with FASB ASC Topic 718. All stock awards reported for the NEOs for 2009 were deemed granted on September 28, 2009. See the “Grants of Plan-Based Awards in 2009” table below for more information. The grant date fair value of restricted stock is calculated using a per share value of $1.10, which was determined to be the fair market value per share of our common stock as of the date of grant.
(2)	Amounts under the “All Other Compensation” column for 2009 consist of 401(k) company matching contribution and company-paid life insurance premiums as follows:

Name	401(k) Plan Company Contributions(a)	Company-paid Life Insurance Premiums
Mr. Baldanza	8,250	167
Mr. Lancelot	7,640	167
Mr. Biffle	8,250	167
Mr. Canfield	0	167
Mr. McKenzie	0	0
Mr. Lefebvre	7,110	167

(a) See “Employee Benefits Plans—401(k) Plan” for a description of employer matching contributions made under our defined contribution 401(k) plans.

(3)	Mr. McKenzie’s compensation for 2009 is pro-rated to reflect his commencement of employment with us as our Chief Operating Officer on December 10, 2009.

Grants of Plan-Based Awards in 2009

The following table sets forth certain information with respect to grants of plan-based awards to our NEOs for the year ended December 31, 2009.

Name	Approval Date	Grant Date(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(2)

B. Ben Baldanza	5/5/09	9/28/09	42,500	46,750
David Lancelot	5/5/09	9/28/09	20,000	22,000
Barry Biffle	5/5/09	9/28/09	33,750	37,125
Thomas Canfield	5/5/09	9/28/09	50,000	55,000
Ken McKenzie	—	—	—	—
Tony Lefebvre	5/5/09 2/11/08	9/28/09 9/28/09	30,000 45,000	33,000 49,500

(1)	The award agreements for Mr. Lefebvre’s February 2008 award and all of the awards approved in May of 2009 were not entered into until September 28, 2009, which we have deemed to be the grant date.
(2)	Amounts shown in this column represent the aggregate grant date fair value of restricted stock granted during 2009 computed in accordance with FASB ASC Topic 718. All stock awards reported for the NEOs for 2009 were deemed granted on September 28, 2009. The grant date fair value of restricted stock is calculated using a per share value of $1.10, which was determined to be the fair market value per share of our common stock as of the date of grant.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards

Employment Agreement and Offer Letters

B. Ben Baldanza. On January 24, 2005, we entered into an employment agreement with B. Ben Baldanza, our current Chief Executive Officer and President. Under the employment agreement, Mr. Baldanza is entitled to receive an annual base salary of no less than $450,000 as Chief Executive Officer, a target bonus of 50% but not exceeding 100% of his base salary, as well as a monthly car allowance. In 2007, Mr. Baldanza’s car allowance (and that of other senior executives) was eliminated in connection with a salary increase in that year. The agreement provided for a grant of 225,000 shares of restricted stock in connection with his commencement of employment and an additional grant of 125,000 shares of restricted stock when Mr. Baldanza succeeded to the position of Chief Executive Officer. In addition, we agreed to provide Mr. Baldanza with 12 months of base salary and a lifetime family travel pass on our flights if his employment is terminated by us without cause, subject to Mr. Baldanza’s execution of a general release.

David Lancelot. On December 11, 2006, we entered into an employment letter agreement with David Lancelot, our current Senior Vice President and Chief Financial Officer. Under the agreement, Mr. Lancelot is entitled to receive an annual base salary from us initially set at $285,000, as well as a monthly car allowance (which was eliminated in 2007 in lieu of base salary increases). The letter agreement also provides that Mr. Lancelot would be eligible to participate in an incentive compensation program, as approved by our board of directors. In addition, the agreement provided for a grant of 90,000 shares of restricted stock to Mr. Lancelot in connection with his commencement of employment, in accordance with the terms of our 2005 Stock Plan.

Barry Biffle. On January 27, 2005, we entered into an employment letter agreement with Barry Biffle, our current Executive Vice President and Chief Operating Officer. Under the agreement, Mr. Biffle is entitled to receive an annual base salary from us initially set at $200,000, as well as a monthly car allowance (which was eliminated in 2007 in lieu of base salary increases). Under the agreement, Mr. Biffle was entitled to an initial equity entitlement in an amount equal to 0.75% of our then-outstanding common stock, or 75,000 shares.

Thomas Canfield. On September 10, 2007, we entered into an employment letter agreement with Thomas Canfield, our current Senior Vice President, General Counsel and Secretary. Under the agreement, Mr. Canfield is entitled to receive an annual base salary from us initially set at $275,000, a target bonus at 50% of base salary with the maximum payout capped at 200% of base salary. In addition, the agreement provided for a grant of 75,000 shares of restricted stock to Mr. Canfield in connection with his commencement of employment, in accordance with the terms of our 2005 Stock Plan. The agreement also provides that Mr. Canfield is entitled to participate in our Executive Severance Plan.

Ken McKenzie. On November 21, 2009, we entered into an employment letter agreement with Ken McKenzie, our current Chief Operating Officer. Under the agreement, Mr. McKenzie is entitled to receive an annual base salary from us initially set at $335,000. In addition, the agreement provided for a grant of 125,000 shares of restricted stock or other stock-based compensation to Mr. McKenzie in connection with his commencement of employment, in accordance with the terms of our 2005 Stock Plan. The agreement also provides that Mr. McKenzie is entitled to positive space travel on our airlines.

Tony Lefebvre. On August 11, 2005, we entered into an employment letter agreement with Tony Lefebvre, our current Senior Vice President, Airport and Inflight Operations. Under the agreement, Mr. Lefebvre is entitled to receive an annual base salary from us initially set at $200,000, as well as a monthly car allowance (which was eliminated in 2007 in lieu of base salary increases). Under the agreement, Mr. Lefebvre was entitled to an initial equity entitlement in an amount equal to 0.50% of our then-outstanding common stock, or 50,000 shares.

Outstanding Equity Awards at December 31, 2009

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2009.

	Stock Awards
Name	Vesting Commencement Date		Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested as of December 31, 2009 ($) (1)
B. Ben Baldanza	5/5/09	(2)	42,500	46,750
	2/11/08	(3)	52,500	57,750
	7/11/07	(4)	18,750	20,625

David Lancelot	5/5/09	(2)	20,000	22,000
	2/11/08	(3)	37,500	41,250
	7/11/07	(4)	13,750	15,125
	2/20/07	(4)	45,000	49,500

Barry Biffle	5/5/09	(2)	33,750	37,125
	12/1/08	(3)	56,250	61,875
	2/11/08	(3)	45,000	49,500
	7/11/07	(4)	15,625	17,188

Thomas Canfield	5/5/09	(2)	50,000	55,000
	2/11/08	(3)	37,500	41,250
	10/10/07	(4)	37,500	41,250

Ken McKenzie	—		—	—

Tony Lefebvre	5/5/09	(2)	30,000	33,000
	2/11/08	(3)	33,750	37,125
	7/11/07	(4)	12,500	13,750

(1)	The market value of shares of stock that have not vested is calculated based on the fair market value of our common stock as of December 31, 2009 ($1.10).
(2)	The unvested shares vest in four equal installments on each anniversary of the vesting commencement date.
(3)	The unvested shares vest in three equal installments on the second, third and fourth anniversaries of the vesting commencement date.
(4)	The unvested shares vest in two equal installments on the third and fourth anniversary of the vesting commencement date.

Option Exercises and Stock Vested in 2009

The following table shows information regarding vesting of restricted stock held by our NEOs during 2009. We have calculated the value realized on vesting by multiplying the number of shares of stock by the fair market value of our common stock on the vesting date. We have provided no information regarding stock option exercises because no NEOs held or exercised any stock options during 2009.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
B. Ben Baldanza	26,875	29,563
David Lancelot	41,875	46,063
Barry Biffle	41,562	45,719
Thomas Canfield	31,250	34,375
Ken McKenzie	—	—
Tony Lefebvre	17,500	19,250

(1)	Amounts shown are based on the fair market value of our common stock on the applicable vesting date.

Pension Benefits

None of our NEOs participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Potential Payments upon Termination or Change in Control

The information below describes and quantifies certain compensation and benefits that would have become payable to each of our NEOs if our NEO’s employment had terminated on December 31, 2009 as a result of each of the termination scenarios described below, taking into account the named executive’s compensation as of that date. The information below does not generally reflect compensation and benefits available to all salaried employees upon termination of employment with us under similar circumstances. We are not obligated to provide any additional compensation in connection with a change in control.

Name of Executive Officer	Termination Scenario	Severance ($) (1)	Value of Unvested Restricted Stock Awards ($) (2)	Value of Continued Health Care Coverage Premiums ($) (3)	Life Insurance Proceeds ($) (4)	Other ($) (5)	Total ($)
B. Ben Baldanza	Termination without Cause(6)	457,200	0	0	0	7,629	464,829

	Change of Control	0	125,125	0	0	0	125,125

	Qualifying Termination in Connection with a Change in Control(7)	457,200	125,125	18,708	0	681	601,713

	Death or Disability	0	125,125	0	75,000	0	200,125

Name of Executive Officer	Termination Scenario	Severance ($) (1)	Value of Unvested Restricted Stock Awards ($) (2)	Value of Continued Health Care Coverage Premiums ($) (3)	Life Insurance Proceeds ($) (4)	Other ($) (5)	Total ($)

David W. Lancelot	Termination without Cause(6)	291,011	0	18,708	0	1,087	310,804

	Change of Control	0	127,875	0	0	0	127,875

	Qualifying Termination in Connection with a Change in Control(7)	291,011	127,875	18,708	0	1,087	438,679

	Death or Disability	0	127,875	0	75,000	0	202,875

Barry L. Biffle	Termination without Cause(6)	310,000	0	18,708	0	682	329,389

	Change of Control	0	165,688	0	0	0	165,688

	Qualifying Termination in Connection with a Change in Control	310,000	165,688	18,708	0	682	495,077

	Death or Disability	0	165,688	0	75,000	0	240,688

Thomas C. Canfield	Termination without Cause(6)	290,000	0	18,708	0	682	309,389

	Change of Control	0	137,500	0	0	0	137,500

	Qualifying Termination in Connection with a Change in Control(7)	290,000	137,500	18,708	0	682	446,889

	Death or Disability	0	137,500	0	75,000	0	212,500

Ken McKenzie	Termination without Cause(6)(8)	0	0	0	0	0	0

	Change of Control	0	0	0	0	0	0

	Qualifying Termination in Connection with a Change in Control(7)(8)	0	0	0	0	0	0

	Death or Disability	0	0	0	75,000	0	75,000

Tony Lefebvre	Termination without Cause(6)	240,000	0	18,708	0	480	259,187

	Change of Control	0	83,875	0	0	0	83,875

	Qualifying Termination in Connection with a Change in Control(7)	240,000	83,875	18,708	0	480	343,062

	Death or Disability	0	83,875	0	75,000	0	158,875

(1)	Represents continuation of salary payments for 12 months.
(2)	Represents the aggregate value of the executive’s unvested restricted stock that would have vested on an accelerated basis, determined by multiplying the number of accelerating shares by the fair market value of our common stock ($1.10) on December 31, 2009. Under the 2005 Stock Plan, in the event of a change of control, death or disability or if a participant is terminated without cause less than 90 days prior to a change in control, all awards become fully vested.

(3)	Represents continued coverage under COBRA for 12 months under the executive severance plan based on our cost as of December 31, 2009 to provide this coverage.
(4)	Our NEOs each receive life insurance proceeds of $75,000 upon death, which amounts have been included in the table. We pay the premiums for term life insurance for all eligible employees providing coverage ranging between $20,000 and $100,000.
(5)	Represents the value of a free family travel pass for 12 months and use of a blackberry for 30 days in order to allow the participant to transition to another device. The value of the flight benefits for 12 months was calculated using an incremental cost approach, assuming that each executive would take 10 round trip flights during the period, each with an incremental cost that includes the estimated cost of incremental fuel, insurance, security, station cleaning, facility rent and station baggage rent, but excludes fees and taxes paid by the named executive officer for the air transportation. In the case of Mr. Baldanza, in the event of a termination without cause only, represents the value of a lifetime travel pass on our flights, as provided under his employment agreement. The present value of the lifetime flight benefit was calculated using a discount rate of 7.00% and mortality assumptions based on the United States Statistics Life Expectancy Tables. The value was calculated using an incremental cost approach, assuming that Mr. Baldanza would take 10 round trip flights during each year, each with an incremental cost that includes the estimated cost of incremental fuel, insurance, security, station cleaning, facility rent and station baggage rent, but excludes fees and taxes paid by Mr. Baldanza for the air transportation.
(6)	Represents the benefits payable to Mr. Baldanza under his employment agreements and the benefits payable to each other NEO under the executive severance plan.
(7)	Represents the benefits payable to each NEO under the executive severance plan in the event of a termination without cause in connection with a change in control of us or within twelve months following a change in control of us or a termination for good reason within 30 days following a change in control of us.
(8)	Mr. McKenzie became eligible for benefits under our executive severance plan on June 10, 2010, which is six months after his commencement of employment with us.

Employee Benefit Plans

The principal features of our equity incentive plans and our 401(k) plan are summarized below. These summaries are qualified in their entirety by reference to the text of the plans, which, other than the 401(k) plan, are filed as exhibits to the registration statement.

2010 Equity Incentive Award Plan

We intend to adopt a 2010 Equity Incentive Award Plan, or the 2010 Plan, which will be effective on the date of adoption. The principal purpose of the 2010 Plan is to attract, retain and engage selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2010 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The principal features of the 2010 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2010 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve. Under the 2010 Plan,              shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards, plus the number of shares remaining available for future awards under our 2005 Stock Plan as of the completion of this offering. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2010 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2005 Stock Plan that are forfeited or lapse unexercised and which following the effective date are not issued under the 2005 Stock Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2011 and ending in 2020, equal to the least of (A)              shares, (B)              percent (    %) of the shares of stock outstanding (on an as converted

basis) on the last day of the immediately preceding fiscal year and (C) such smaller number of shares of stock as determined by our board of directors; provided, however, no more than              shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2010 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2010 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2010 Plan, such tendered or withheld shares will be available for future grants under the 2010 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2010 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2010 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2010 Plan.

Administration. The compensation committee of our board of directors will administer the 2010 Plan unless our board of directors assumes authority for administration. The 2010 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers.

Subject to the terms and conditions of the 2010 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2010 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2010 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2010 Plan. The full board of directors will administer the 2010 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2010 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2010 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator that does not exceed ten years from the grant date.

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Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the grant date, may only be granted to employees, and must not be exercisable after a period of ten years measured from the grant date. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2010 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the grant date and the ISO must not be exercisable after a period of five years from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2010 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2010 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2010 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

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Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

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Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation on other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control. In the event of a change in control where the acquirer does not assume or replace awards granted under the 2010 Plan, awards issued under the 2010 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable, prior to the consummation of such transaction and if not exercised or paid the awards will terminate upon consummation of the transaction. In addition, the administrator will also have complete discretion to structure one or more awards under the 2010 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2010 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2010 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board of directors over a two-year period such that 50% or more of the members of our board of directors were elected through one or more contested elections;

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a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination, which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	stockholder approval of our liquidation or dissolution.

Adjustments of Awards. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2010 Plan or any awards under the 2010 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2010 Plan;

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the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2010 Plan.

Amendment and Termination. Our board of directors or the committee (with board of director approval) may terminate, amend or modify the 2010 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2010 Plan (other than in connection with certain corporate events, as described above);

•	to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

•	to extend the exercise period for an option beyond ten years from the date of grant; or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Expiration Date. The 2010 Plan will expire on, and no option or other award may be granted pursuant to the 2010 Plan after, the tenth anniversary of the effective date of the 2010 Plan. Any award that is outstanding on the expiration date of the 2010 Plan will remain in force according to the terms of the 2010 Plan and the applicable award agreement.

Securities Laws and U.S. Federal Income Taxes. The 2010 Plan is designed to comply with various securities and U.S. federal tax laws as follows:

Securities Laws. The 2010 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2010 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code. Certain awards under the 2010 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2010 Plan and all other equity incentive plans for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional U.S. federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2010 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that become publicly held in an initial public offering, the 2010 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2010 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2010 Plan;

•	the expiration of the 2010 Plan; or

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the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2010 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, after the transition date, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2010 Plan.

Amended and Restated 2005 Incentive Stock Plan

Our board of directors adopted, and our stockholders approved, the Amended and Restated 2005 Incentive Stock Plan, or the 2005 Stock Plan, effective January 1, 2008. The total number of shares of common stock that may be issued pursuant to awards granted under the 2005 Stock Plan is 2,500,000 shares. The 2005 Stock Plan provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock, performance shares, phantom stock, restricted stock units and other awards that are valued in whole or in part by reference to our stock. As of September 30, 2010, 454,500 options to purchase shares of our common stock and 1,864,125 shares of restricted stock remained outstanding under the 2005 Stock Plan. As of September 30, 2010, 30,272 shares of our common stock remained available for future issuance under the 2005 Stock Plan. Following the completion of this offering, no further awards will be granted under the 2005 Stock Plan, and all outstanding awards will continue to be governed by their existing terms.

Administration. Our compensation committee, or such other committee of the board appointed by our board of directors, or, if our board has not designated a committee to administer the plan, the board of directors has the authority to administer the 2005 Stock Plan and the awards granted under it. The Committee may, in accordance with the terms of the 2005 Stock Plan, make appropriate adjustments to the number of shares of our common stock available for the grant of awards and the terms of outstanding awards to reflect any stock dividend or distribution, stock split, reverse stock split, recapitalization, reclassification, reorganization or combination or exchange of shares (and certain other events affecting our capital structure or business).

Nonqualified Stock Options. The 2005 Stock Plan provides for the grant of NQSOs. NQSOs provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator that does not exceed ten years.

Restricted Stock. The 2005 Stock Plan provides for the grant of restricted stock awards. Restricted stock may be granted to employees, directors, consultants and prospective employees in connection with an offer of future employment with the Company. Restricted Stock may be granted in such amount and subject to such restrictions as may be determined by the administrator. In general, restricted stock that is subject solely to future service requirements vests in equal annual increments of 25%, with one increment vesting on each anniversary date of the grant date. Shares of restricted stock subject to attainment of performance goals are released from restrictions only after the attainment of such performance goals has been determined by the administrator. Participants holding restricted stock have all rights of stockholders with respect to such shares, including voting rights. All cash or stock dividends that would otherwise be paid with respect to restricted stock shall be designated as dividend equivalents and held in escrow by the Company and distributed to the participant when the underlying stock is distributed. If a participant’s employment or service with us terminates other than for “cause” (as defined in the 2005 Stock Plan) or voluntary termination within 90 days following an event that would be ground for termination for “cause,” disability or death, all unvested shares of restricted stock expire and all unvested shares of restricted stock and any dividends or distributions held in escrow by the Company with respect to such unvested restricted stock is forfeited immediately and returned to the Company. In the event a participant’s employment or service with us is terminated by the Company without “cause” less than 90 days prior to a change in control, such participant’s shares of restricted stock shall be considered fully vested as of the date of termination. In the event of a change in control, death or disability, the participant’s shares of restricted stock fully vest. If a participant’s employment or service is terminated for “cause” or voluntary termination within 90 days following an event that would be ground for termination for “cause,” all vested and unvested shares are forfeited and deemed expired. In addition, in the event an employee is determined by our board of directors to no longer hold a “management position” (as defined in the form of restricted stock award agreement), the shares held by such employee, whether vested or unvested, will be forfeited.

Change in Control. In the event of a change in control of the Company all awards shall fully vest and any restrictions on transfer of the awards shall lapse. In addition, the administrator may in its sole discretion: (i) terminate all awards that can be exercised, subject to the ability of the participants to exercise any vested awards or to receive a cash payment equal to the difference between the change in control price and the exercise price of any vested awards, (ii) in the event of a liquidation or dissolution of us, convert awards into the right to receive the liquidation proceeds, less the exercise price, or (iii) any combination of the above.

Nontransferability. Generally, awards granted under the 2005 Stock Plan are not transferable by a participant other than by will or by the laws of descent and distribution, except that the administrator may provide that an award is transferable to certain “family members” (as defined in the 2005 Stock Plan).

401(k) Plan

We have two defined contribution 401(k) plans. The Spirit Airlines, Inc. Employee Retirement Savings Plan was adopted on February 1, 1994. Generally all employees that are not covered by the pilots’ collective bargaining agreement who have at least one year of service, have worked at least 1,000 hours during the year and have attained the age of 21 may participate in this plan. We may make a Qualified Discretionary Contribution, as defined in the plan, or provide matching contributions to this plan. Effective July 1, 2007, we amended this plan to change the service requirement to 60 days and provided for matching contribution to the plan at 50% of the employee’s contribution, up to 6% of an employee’s annual compensation.

The Spirit Airlines, Inc. Pilots’ Retirement Savings Plan is for our pilots, and contain the same service requirements as our plan and was amended effective July 1, 2007 to change the service requirements to 60 days and having attained the age of 21. We match 100% of our pilot’s contributions, up to 8% of the individual pilot’s annual compensation.

Matching contributions made to both plans were $3.4 million, $3.8 million, $3.9 million in the years ended December 31, 2007, 2008, and 2009, respectively, and $3.1 million in the nine months ended September 30, 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

2006 Securities Purchase Agreement

In July 2006, we entered into a Second Amended and Restated Securities Purchase Agreement, or Securities Purchase Agreement, with certain investors, including Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC and OCM Spirit Holdings III-A, LLC. Indigo Florida, Indigo Miramar and OCM Spirit Holdings II, LLC each own more than 5% of our common stock. In addition, Bill Franke, one of our directors, is the managing partner of Indigo, the entity that controls both Indigo Miramar and Indigo Florida, and Jordon Kruse, one of our directors, is a managing director of Oaktree, the entity that controls OCM Spirit Holdings II, OCM Spirit Holdings III and OCM Spirit Holdings III-A. Pursuant to Securities Purchase Agreement, Indigo Florida and Indigo Miramar agreed to purchase $45.0 million of the Tranche B Notes and shares of our common stock, OCM Spirit Holdings III and OCM Spirit Holdings III-A agreed to purchase $15.0 million of Tranche B Notes and OCM Spirit Holdings II agreed to purchase $66.7 million of Tranche A Notes. Interest accrues on both the Tranche A and Tranche B notes at a rate of 17% per annum, compounded annually on December 31, to the extent not paid in cash. All Tranche A and Tranche B Notes mature on December 31, 2011. Pursuant to the terms of the Securities Purchase Agreement, if our unrestricted cash balance falls below a stated level, Indigo Florida, Indigo Miramar, OCM Spirit Holdings III and OCM Spirit Holdings III-A may elect to require the Tranche B holders to purchase, on a pro rata basis, up to $16.8 million in additional Tranche B Notes. During 2009, our unrestricted cash was above minimum stated levels, however in 2008, the level of our unrestricted cash fell below the stated level, and the Tranche B holders amended the agreement to provide for additional support by requiring (i) investment funds managed by Oaktree and Indigo to fund $5.0 million in cash in exchange for additional Tranche B Notes and (ii) investment funds managed by Oaktree and Indigo to provide a guarantee of up to $11.8 million in favor of the letter of credit provider in connection with the renewal in December 2008 of the letter of credit facility, which serves to reduce the cash collateral we are required to maintain with our credit card processors. We are obligated to pay to investment funds managed by Oaktree and Indigo a commitment fee on the amount of this guarantee at a rate of 17% per annum. We intend to use a portion of our proceeds from this offering to prepay a portion of the Tranche A and Tranche B Notes. For additional information on our use of proceeds, please see “Use of Proceeds.”

In each of 2007, 2008 and 2009 and the nine months ended September 30, 2010, we did not make cash interest payments to the Tranche A and Tranche B Note holders under the Securities Purchase Agreement and instead accrued paid-in-kind interest on these notes.

2010 Recapitalization Agreement

On September 17, 2010, we entered the Recapitalization Agreement with the holders of all of our outstanding Notes, shares of Class A Preferred Stock and shares of Class B Preferred Stock, including investment funds managed by Oaktree and Indigo. The Recapitalization Agreement provides that in connection with this offering, after we pay our underwriting discounts and the expenses of this offering payable by us (which will include those incurred by the selling stockholders, other than underwriting discounts on the shares offered by them):

•	we will retain net proceeds from the sale of shares of common stock by us in this offering equal to $150.0 million;

•	we will pay Indigo $1.6 million to terminate their professional services agreement with us;

•	we will pay three individual, unaffiliated holders of our Subordinated Notes a fee equal to $450,000 in the aggregate;

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if we have not already paid the commitment fees owing to affiliates of Oaktree and Indigo that provided guarantees of up to $11.8 million in connection with our letter of credit facility, we will pay such commitment fees, which as of September 30, 2010 totaled $4.3 million; and

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the remaining net proceeds of this offering, which we estimate to be $             based on an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus), will be used to pay a portion of outstanding principal amounts of the Notes and all accrued and unpaid interest thereon, to redeem a portion of the outstanding shares of Class B Preferred Stock and, to the extent funds are available, to redeem a portion of the outstanding shares of Class A Preferred Stock. Of such net proceeds, 25% will be used to pay principal and interest on certain of the Tranche B Notes owned by investment funds managed by Indigo and 75% will be used to pay the principal and interest on certain of the Tranche A Notes and Tranche B Notes, to redeem (at a redemption price per share equal to the Liquidation Preference) certain of the outstanding shares of Class B Preferred Stock owned by an unaffiliated individual stockholder and, to the extent funds are available, to redeem (at a redemption price per share equal to the Liquidation Preference) certain of the outstanding shares of Class A Preferred Stock owned by investment funds managed by Oaktree.

Also in connection with the closing of this offering:

•

all Notes that remain outstanding after the application of net proceeds of this offering will be exchanged for a number of shares of common stock equal to the principal amount and accrued and unpaid interest thereon divided by a price per share equal to the initial public offering price set forth on the cover page of this prospectus;

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all shares of Class A Preferred Stock and Class B Preferred Stock that remain outstanding after the application of net proceeds of this offering will be exchanged for a number of shares of common stock equal to the Liquidation Preference of such shares divided by a price per share equal to the initial public offering price set forth on the cover page of this prospectus; and

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each share of Class B Common Stock will be exchanged for one share of common stock, provided investment funds managed by Indigo may retain all or a portion of the shares of Class B Common Stock owned by them and cause such shares to be exchanged for the same number of shares of a newly-established class of non-voting common stock, which will have the same rights as the common stock, except it will be non-voting and will have the right to convert on a share-for-share basis into common stock at the election of the holder. As of September 30, 2010, there were 6,015,228 shares of Class B Common Stock outstanding.

As a result of the 2010 Recapitalization, upon the closing of this offering there will be no Notes and no shares of Preferred Stock outstanding.

The Recapitalization Agreement provides that investment funds managed by Oaktree and Indigo will have the right to sell a number of shares of common stock in this offering solely and to the extent that the underwriters exercise their over-allotment option to purchase additional shares of common stock in such an amount such that investment funds managed by Oaktree and Indigo will receive gross proceeds from the sale of up to $20.0 million and $5.0 million, respectively, and any remaining shares of common stock that may be sold in the over-allotment will be sold on a pro rata basis (based on shares of common stock owned after this offering) between investment funds managed by Oaktree and Indigo. Further, investment funds managed by Oaktree and Indigo will have the right, subject to certain limitations, to sell shares of common stock in a registered offering following this offering in amounts equal to the difference between $20.0 million and $5.0 million, respectively, and the gross proceeds that each received in the over-allotment sale in this offering. The Recapitalization Agreement also provides that we will pay the reasonable out of pocket transaction expenses, including the expenses of present or future filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the investment funds managed by

Oaktree and Indigo incurred in connection with the transactions contemplated by the Recapitalization Agreement, including the sale of shares in this offering (other than underwriting discounts) and shares of non-voting common stock converted into common stock.

The Recapitalization Agreement also provides that we will enter into the Tax Receivable Agreement, if approved by our board of directors, and thereby distribute to our Pre-IPO Stockholders the right to receive certain future payments related to our net operating loss, deferred interest deductions and certain tax credits for federal income tax purposes that are attributable to periods before                     , 2010. Please see “Certain Relationships and Related Transactions—Tax Receivable Agreement.”

Tax Receivable Agreement

Immediately prior to the completion of this offering, we intend to enter into the Tax Receivable Agreement and thereby distribute to each holder of our common stock as of such time, or the Pre-IPO Stockholders, the right to receive such stockholders’ pro rata share of the future payments to be made by us under the Tax Receivable Agreement. Each such pro rata share will be a fraction equal to the number of shares of our common stock beneficially owned by each Pre-IPO Stockholder divided by the number of shares of common stock outstanding immediately prior to the completion of this offering. Under the Tax Receivable Agreement, we will be obligated to pay to the Pre-IPO Stockholders an amount equal to 90% of the cash savings in federal income tax realized by us by virtue of our future use of the federal net operating loss, deferred interest deductions and alternative minimum tax credits held by us as of September 30, 2010, which we refer to as the Pre-IPO NOL. “Deferred interest deductions” means interest deductions that have accrued as of September 30, 2010, but have been deferred under rules applicable to related-party debt. Cash tax savings generally will be computed by comparing our actual federal income tax liability to the amount of such taxes that we would have been required to pay had such Pre-IPO NOLs not been available to us.

The term of the Tax Receivable Agreement will commence upon consummation of this offering and be effective as of September 30, 2010, and will continue until the first to occur of (a) the full payment of all amounts required under the agreement with respect to utilization or expiration of all of the Pre-IPO NOLs, (b) the end of the taxable year including the tenth anniversary of this initial public offering or (c) a change in control of our company. Upon such a change in control, we will be obligated to make a final payment under the Tax Receivable Agreement equal to 90% of the present value of the tax saving represented by any portion the Pre-IPO NOLs for which a payment under the agreement had not already been made assuming the applicable net operating losses, deferred interest deductions and alternative minimum tax credits are fully used in the year of such change in control or, if there exist pre-existing limitations on such Pre-IPO NOL, assuming such net operating losses, deferred interest deductions or alternative minimum tax credits, as the case may be, are used as quickly as possible in subsequent years. Payments resulting from a change in control could be substantial and could exceed our actual cash savings from the Pre-IPO NOLs.

The amount and timing of payments under the Tax Receivable Agreement will depend upon a number of factors, including, but not limited to, the amount and timing of taxable income we generate in the future and any future limitations that may be imposed on our ability to use the Pre-IPO NOLs. Assuming the federal corporate income tax rates presently in effect and no material change in federal tax law, the cash benefit of the full use of these Pre-IPO NOLs would be approximately $             million, of which 90%, or $             million, is potentially payable to our Pre-IPO Stockholders under the terms of the Tax Receivable Agreement. The Tax Receivable Agreement could require us to make substantial cash payments in which the stockholders purchasing shares in this offering will not participate.

While the Tax Receivable Agreement is designed with the objective of causing our annual cash costs attributable to federal income taxes (without regard to our continuing 10% interest in the Pre-IPO NOLs) to be the same as we would have paid had we not had the Pre-IPO NOLs available to offset our federal taxable income, there are circumstances in which this may not be the case. In particular, the Tax Receivable Agreement provides that any payments by us thereunder shall not be refundable. In that regard, the payment obligations under the Tax

Receivable Agreement differ from a payment of a federal income tax liability in that a tax refund would not be available to us under the Tax Receivable Agreement even if we were to incur a net operating loss for federal income tax purposes in a future tax year. The Tax Receivable Agreement does, however, provide a mechanism by which the tax benefit attributable to such future net operating loss will be deemed to be recognized by the company before any further payments are made under the Tax Receivable Agreement. Similarly, the Pre-IPO Stockholders will not reimburse us for any payments previously made if any tax benefits relating to such payments are subsequently disallowed, although the amount of any such tax benefits subsequently disallowed will reduce future payments (if any) otherwise owed to the Pre-IPO Stockholders. For example, if our determinations regarding the applicability and amount of any limitations on the Pre-IPO NOLs under Section 382 of the Internal Revenue Code of 1986, as amended, were to be successfully challenged by the IRS after payments relating to such Pre-IPO NOLs had been made to the Pre-IPO Stockholders, we would not be reimbursed by the Pre-IPO Stockholders and our recovery would be limited to the extent of future payments (if any) otherwise remaining under the Tax Receivable Agreement. In addition, depending on the amount and timing of our future earnings (if any) and on other factors including the effect of any limitations imposed on our ability to use the Pre-IPO NOLs, it is possible that all payments required under the Tax Receivable Agreement could become due within a relatively short period of time following the IPO.

If we did not enter into the Tax Receivable Agreement, the Company would be entitled to realize the full economic benefit of the Pre-IPO NOLs, to the extent allowed by Section 382 of the Internal Revenue Code of 1986, as amended. The Tax Receivable Agreement is designed with the objective of causing our annual cash costs attributable to federal income taxes (without regard to our continuing 10% interest in the Pre-IPO NOLs) to be the same as we would have paid had we not had the Pre-IPO NOLs available to offset our federal taxable income. As a result, stockholders purchasing shares in this offering will not be entitled to the economic benefit of the Pre-IPO NOLs that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 10% interest in the Pre-IPO NOLs).

Additionally, the payments we make to the Pre-IPO Stockholders under the Tax Receivable Agreement are not expected to give rise to any incidental tax benefits to the Company, such as deductions or an adjustment to the basis of the Company’s assets.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under the Tax Receivable Agreement or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the Bankruptcy Code or otherwise, then all our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable. Additionally, we have the right to terminate the Tax Receivable Agreement, in which case our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable. Such payments could be substantial and could exceed our actual cash tax savings from the Pre-IPO NOLs.

In the event that any determinations must be made under or any dispute arises involving the Tax Receivable Agreement, the Pre-IPO Stockholders will be represented by certain shareholder representatives that are investment entities controlled by Indigo and Oaktree. In any such instance, should any representatives of Indigo or Oaktree then be serving on our board of directors, such directors will be excluded from deliberations and actions of the board related to the relevant determination or dispute.

Professional Services Agreement

In July 2006, we entered into a Professional Services Agreement with Indigo pursuant to which Indigo agreed to provide our board and our management with financial and management consulting services, including business strategy, budgeting of future corporate investments, acquisition and divestiture strategies and debt and equity financing consulting services. Indigo is managed by one of our directors, Bill Franke. Indigo Florida, L.P. and Indigo Miramar LLP are affiliates of Indigo. In exchange for these services, we have paid Indigo a fee of $800,000 per year and reimbursed Indigo for reasonable fees and expenses incurred in connection with the rendering of these services. By its terms, the Professional Services Agreement remains in effect until funds managed by Indigo own in the aggregate less than 10% of the shares of our Class A Common Stock and Class B Common Stock they acquired in 2006. As part of the Recapitalization Agreement, however, Indigo has agreed to terminate the Professional Services Agreement in exchange for $1.6 million to be paid from the net proceeds from this offering. In the years 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, we paid $0.8 million, $0.8 million, $1.5 million, $0.6 million and $0.6 million, respectively, to Indigo under this agreement. Of the $1.5 million payment made to Indigo during 2009, $0.7 million related to reimburse Indigo for transaction expenses incurred in connection with an acquisition transaction that was not completed. For additional information on our use of proceeds, please see “Use of Proceeds.”

Registration Rights

After this offering, Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings I, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., and OCM Principal Opportunities Fund III, L.P., and their respective transferees will be entitled to certain “long-form” (Form S-1) demand, “short-form” (Form S-3) demand and “piggyback” registration rights, subject to lock-up arrangements. These entities will also be entitled to certain rights to sell a number of shares of common stock in a registered offering following the completion of this offering to the extent they do not participate up to certain amounts in the over-allotment allotment closing of this offering, if one occurs, as more fully described in “Certain Relationships and Related Transactions—2010 Recapitalization Agreement.”

For additional information, please see “Description of Capital Stock—Registration Rights.”

Stockholders Voting Agreement

We have entered into a Stockholders Voting Agreement with investment funds managed by Indigo and Oaktree, which will become effective upon the completion of this offering. The Stockholders Voting Agreement provides that our board of directors shall be comprised of 10 members at the closing date and that each of the investment funds managed by Indigo and Oaktree will have the right to designate such number of director nominees to our board of directors as is equal to the product of the total number of directors to be elected multiplied by the ratio of the number of shares of our capital stock held by such stockholder to the number of shares of our capital stock held by investment funds managed by Indigo and Oaktree in the aggregate, in each case rounded to the nearest whole number. The designation of such nominees are subject to their election by our stockholders at the annual meeting, provided that each of the investment funds managed by Indigo and Oaktree shall vote all of the capital stock held by it in order to elect such nominees.

Each of the investment funds managed by Indigo and Oaktree has the right to fill any vacancies otherwise resulting in such director positions. The Stockholders Voting Agreement will terminate at such time that investment funds managed by Indigo and by Oaktree, as a group, own less than 50% of our outstanding voting common stock.

Letter of Credit Guarantee

On December 11, 2008, we amended our letter of credit arrangements to eliminate a paid-in-kind feature. In connection with this amendment, certain holders of our Tranche B Notes, including investment funds managed by Oaktree and Indigo, provided guarantees of up to $11.8 million, and we agreed to pay a commitment fee equal to 17% per annum on these guarantees, which as of September 30, 2010 totaled $4.3 million.

Policies and Procedures for Related Party Transactions

Our board of directors intends to adopt a written related party policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related party.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of September 30, 2010, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of September 30, 2010, are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 26,864,075 shares of common stock outstanding on September 30, 2010. We have based our calculation of the percentage of beneficial ownership after the offering on              shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ over-allotment option to purchase shares from the selling stockholders). Please see the footnotes to the table for a sensitivity analysis of the shares to be outstanding immediately after the completion of this offering based on various assumed initial public offering prices.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Spirit Airlines, Inc., 2800 Executive Way, Miramar, Florida 33025.

	Beneficial Ownership Prior to the Offering				Beneficial Ownership After the Offering (3)		Beneficial Ownership After the Offering if the Over- allotment Option is Exercised (3)
Name and Address of Beneficial Owner	Common Stock	Options Exercisable within 60 days	Number of Shares Beneficially Owned	Percent	Number of Shares Beneficially Owned	Percent	Number of Shares Beneficially Owned	Percent
5% Stockholders:
Funds affiliated with Indigo (1)	14,999,970	—	14,999,970	55.83%
Funds affiliated with Oaktree Capital Management (2)	9,080,442	—	9,080,442	33.80%

Named Executive Officers and Directors:
B. Ben Baldanza	500,000	—	500,000	1.86%
David Lancelot	187,500	—	187,500	*
Barry Biffle	275,000	—	275,000	1.02%
Thomas Canfield	175,000	—	175,000	*
Kenneth McKenzie	—	—	—
Tony Lefebvre	150,000	—	150,000	*
Bill Franke (1)	14,999,970	—	14,999,970	58.83%
David Elkins	—	—	—	—	—	*
H. McIntyre Gardner	—	—	—	—	—	*
Robert Johnson	—	—	—	—	—	*
Barclay Jones III	—	—	—	—	—	*
Jordon Kruse	—	—	—	—	—	*
Stuart Oran	50,000	—	50,000	*
Horacio Scapparone	—	—	—	—	—	*
John Wilson	—	—	—	—	—	*
All executive officers and directors as a group (14 persons)	16,337,470	—	16,337,470	60.81%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Consists of 9,333,315 shares held by Indigo Florida L.P. and 5,666,655 shares held by Indigo Miramar LLC. Bill Franke is the managing member of a fund that is the general partner of Indigo Florida L.P. and is manager of a fund that is the manager of Indigo Miramar LLC and as such, has voting and dispositive power over these shares. Mr. Franke disclaims beneficial ownership of the shares held by these entities except to the extent of any pecuniary interest therein. Each entity listed herein whose shares are beneficially owned by Indigo has a principal business address of: c/o Indigo Partners, 2525 East Camelback Road, Suite 800, Phoenix, Arizona 85016.
(2)	Consists of 470,000 shares held by OCM Spirit Holdings, LLC, 8,580,442 shares held by OCM Spirit Holdings II, LLC and 30,000 shares held by POF Spirit Foreign Holdings, LLC. Howard S. Marks, Bruce A. Karsh, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan, John B. Frank, David M. Kirchheimer and Kevin L. Clayton, whom we refer to collectively as the Oaktree Management Group, are members of the executive committee of Oaktree Capital Group Holdings GP, LLC. Oaktree Capital Group Holdings GP, LLC is the general partner of Oaktree Capital Group Holdings, L.P., which is the majority holder of the voting units of Oaktree Capital Group, LLC. Oaktree Capital Group, LLC is the sole shareholder of Oaktree Holdings, Inc., which is the general partner of Oaktree Capital Management, L.P., which is the manager of each of OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC and POF Spirit Foreign Holdings LLC, each of which owns common stock of the Company. As such, each such entity and member of the Oaktree Management Group may be deemed to have voting and dispositive power over the shares held by each of OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC and POF Spirit Foreign Holdings LLC. Each such entity and member of the Oaktree Management Group disclaims beneficial ownership of shares of common stock of the Company except to the extent of any pecuniary interest therein.

Includes shares of common stock that we will issue to the following funds affiliated with Oaktree Capital in connection with the 2010 Recapitalization based on the assumptions set forth in footnote (3) below:              shares to OCM Spirit Holdings II, LLC;              shares to OCM Principal Opportunities Fund II, L.P.; and              shares to OCM Principal Opportunities Fund III LP;

Each entity listed herein whose shares are beneficially owned by the Oaktree Management Group has a principal business address of: c/o Oaktree Capital Management, 333 S. Grand Avenue, Los Angeles, California 90071.

(3)	The number of shares outstanding after the offering will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. In connection with this offering and pursuant to the Recapitalization Agreement: (A) all of the principal amount and accrued and unpaid interest on all of our outstanding Notes either will be repaid with a portion of the net proceeds from this offering or, to the extent not repaid, exchanged for a number of shares of common stock equal to the principal amount and accrued and unpaid interest of such unpaid Notes divided by a price per share equal to the initial public offering price set forth on the cover page of this prospectus; and (B) all shares of Preferred Stock outstanding immediately prior to this offering either will be redeemed and all accrued and unpaid dividends related to such shares will be paid with a portion of the net proceeds from this offering or, to the extent such shares are not redeemed, such shares will be exchanged for a number of shares of common stock equal to the Liquidation Preference of such shares divided by a per share equal to the initial public offering price set forth on the cover page of this prospectus. For more information, please see “Use of Proceeds” and “Certain Relationships and Related Transactions—2010 Recapitalization Agreement” elsewhere in this prospectus.

In this table, we have calculated the number of shares of common stock beneficially owned after this offering, and after the 2010 Recapitalization, using an assumed offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), an assumed offering date of                     , 2010 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock, and the application of the net proceeds to us from this offering as set forth in “Use of Proceeds.”

A change in the offering price and, accordingly, the amount of net proceeds received by us, would result in a change in (1) after application of the net proceeds as set forth in “Use of Proceeds,” the amount of outstanding Notes and the number of outstanding shares of Preferred Stock to be exchange for shares of common stock (instead of being repaid or redeemed, as the case may be) immediately prior to the consummation of this offering, and (2) the number of shares of common stock that would be issued upon exchange for such securities. The following table, based on the assumptions described above, shows the effect of various initial public offering prices on the number of shares of common stock beneficially owned by funds managed by Indigo and Oaktree Capital following this offering. The initial public offering prices shown below are hypothetical and illustrative only.

Initial Offering Price	Shares Beneficially Owned by Funds Affiliated with Oaktree Capital After the Offering	Percent of Shares Outstanding After the Offering	Shares Beneficially Owned by Funds Affiliated with Indigo After the Offering	Percent of Shares Outstanding After the Offering
$
$
$
$
$
$ (mid-point)
$
$
$
$
$

DESCRIPTION OF PRINCIPAL INDEBTEDNESS

Secured and Unsecured Notes

On July 13, 2006 we issued $60.0 million aggregate principal amount of Tranche B Notes. An additional $66.7 million Tranche A notes were transferred from one investor to another on July 13, 2006. On December 29, 2008, we issued additional Tranche B Notes totaling $5.0 million. The table below sets forth the principal, maturity, interest rate and security terms of our Notes outstanding.

Description	Original Principal Amount	Accrued Interest and PIK at September 30, 2010	Total Obligation at September 30, 2010
	(in millions)
Tranche A Notes payable bearing interest at 17% due December 31, 2011. Secured.	$66.7	$65.7	$132.4
Tranche B Notes payable bearing interest at 17% due December 31, 2011. Secured.	$65.0	$58.6	$123.6
Notes payable bearing interest at 8.75% due December 31, 2010. Unsecured.(1)	$5.0	$0.04	$5.0
Notes payable bearing interest at 8.70% to 19% due December 31, 2011. Secured.(1)(2)	$5.5	$0.05	$5.6
Notes payable bearing interest at Prime plus 0.95% to a fixed rate of 19% due December 31, 2011. Secured.(1)(2)	$4.7	$0.02	$4.7

(1)	The original principal amounts of these Notes reflects the principal amounts following the recapitalization of the Company that occurred in July 2006, wherein the outstanding accrued interest on such Notes was added to the principal amounts of such Notes.
(2)	Subject to subordination provisions under agreements executed in connection with the 2006 recapitalization that restrict all payments of principal and interest until after the Tranche A Notes and Tranche B Notes are paid in full.

The secured notes are secured by accounts receivable, inventory, property and equipment, not including airframes or engines. All Tranche A and B Notes are held by investment funds managed by Oaktree and Indigo. Pursuant to the terms of the agreement covering the Tranche A and Tranche B notes, if the Company’s unrestricted cash balance falls below a stated level, the funds associated with Indigo may elect to require the Tranche B holders to purchase, on a pro rata basis, up to $16.8 million in additional Tranche B Notes. In 2008, the level of our unrestricted cash fell below the stated level, and the Tranche B holders agreed to fund $5.0 million in cash in exchange for additional Tranche B Notes.

In connection with this offering and pursuant to the Recapitalization Agreement, all of the principal amount and accrued and unpaid interest on all of our outstanding Notes either will be repaid with a portion of the net proceeds from this offering or, to the extent not repaid, exchanged for shares of common stock at a price per share equal to the initial public offering price set forth on the cover page of this prospectus. For more information, please see “Use of Proceeds” and “Certain Relationships and Related Transactions—2010 Recapitalization Agreement” elsewhere in this prospectus.

Letter of Credit

A financial institution provided a letter of credit in the amount of $15 million as of September 30, 2010 in favor of one of our credit card processors, which serves to reduce the amount of cash collateral that we would otherwise be required to maintain. In 2009, based on the original terms of the agreement with the financial institution, the letter of credit was renewed. Interest of 17% per annum is to be paid monthly in cash based on the amount of the letter of credit facility, which letter of credit facility expires on April 30, 2011.

DESCRIPTION OF CAPITAL STOCK

General

As of September 30, 2010, there were issued and outstanding 100,000 shares of our Class A Preferred Stock, 2,850 shares of our Class B Preferred Stock, 20,848,847 shares of our Class A Common Stock and 6,015,228 shares of our Class B Common Stock. All shares of Preferred Stock that are not redeemed with the net proceeds of this offering will be exchanged for shares of common stock pursuant to the Recapitalization Agreement. Each share of Class B Common Stock will be exchanged for one share of common stock, provided that investment funds managed by Indigo may retain all or a portion of the shares of Class B Common Stock owned by them and cause such shares to be exchanged for the same number of shares of a newly-established class of non-voting common stock, which will have the same rights as the common stock, except it will be nonvoting and will have the right to convert on a share-for-share basis into common stock at the election of the holder. In addition, any Notes not repaid with the net proceeds of this offering will be exchanged for shares of common stock pursuant to the Recapitalization Agreement. Please see “Certain Relationships and Related Transactions—2010 Recapitalization Agreement.”

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize us to issue up to              shares of common stock, $0.0001 par value per share,              shares of non-voting common stock $0.0001 par value per share, and 10,000,000 shares of preferred stock $0.0001 par value per share. The following information reflects the filing of our amended and restated certificate of incorporation. All of our issued and outstanding shares of common stock and preferred stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock and non-voting common stock are not redeemable and do not have preemptive rights.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of each of these documents is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such documents. The descriptions of the common stock, non-voting common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Dividend Rights. Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of non-voting common stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors up for election at any given stockholders’ meeting.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably with shares of our non-voting common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Non-Voting Common Stock

Dividend Rights. Holders of our non-voting common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds ratably with shares of our common stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Voting Rights. Shares of our non-voting common stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

Conversion Rights. Shares of our non-voting common stock will be convertible on a share-for-share basis into common stock at the election of the holder.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our non-voting common stock will be entitled to share ratably with shares of our common stock in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of our non-voting common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Our issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plan to issue any such shares of preferred stock.

Registration Rights

We have granted the registration rights described below to holders of an estimated              shares of our common stock pursuant to the terms of a Second Amended and Restated Investor Right Agreement, dated as of July 13, 2006, among us and Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings I, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., and certain other investors. The number of shares to which these registration rights apply will also include all shares issuable in the 2010 Recapitalization. The following description of the terms of the registration rights agreement is intended as a summary only and is qualified in its entirety by reference to the Amended and Restated Investors Rights Agreement filed as an exhibit to the registration statement of which this prospectus is part.

Demand and Short-Form Registration Rights

After the completion of this offering, the holders of approximately              shares of our common stock will be entitled to certain demand and short-form registration rights. The number of shares to which these registration rights apply also includes all shares issuable in the 2010 Recapitalization. At any time at least 180 days following the consummation of this offering, the holders of at least a majority of these shares can, on not more than two occasions, request that we register all or a portion of their shares under the Securities Act. In addition, following this offering, these holders will be entitled to certain short-from registration rights. The holders of at least a majority of these shares may make a written request that we register their shares on a short form registration, if we are eligible to file a registration statement on Form S-3. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to affect a demand or short-form registration within six months after the effective date of a previous demand or short-form registration. In addition, once every 12 months, we may postpone for up to six months the filing or the effectiveness of a registration statement for a demand or a short-form registration, if our board of directors determines that such registration would have a material adverse effect on any of our proposals or plans to engage in any acquisitions of assets, merger, consolidation, tender offer or similar transaction.

Notwithstanding the above, pursuant to the Recapitalization Agreement, investment funds managed by Oaktree and Indigo will have the right to sell a number of shares of common stock in this offering solely and to the extent that the underwriters exercise their overallotment option to purchase additional shares of common stock in such an amount so that Oaktree and Indigo will receive gross proceeds from the sale of up to $20.0 million and $5.0 million, respectively, and any remaining shares of common stock that may be sold in the over-allotment will be sold on a pro rata basis between investment funds managed by Oaktree and Indigo. Further, investment funds managed by Oaktree and Indigo will have the right, subject to certain limitations, to sell shares of common stock in a registered offering following this offering in amounts equal to the difference between $20.0 million and $5.0 million, respectively, and the gross proceeds that each received in the over-allotment sale in this offering. The Recapitalization Agreement also provides that we will pay all of the reasonable out of pocket transaction expenses of the investment funds managed by Oaktree and Indigo incurred in connection with the sale of shares in this offering, other than underwriters discounts.

Piggyback Registration Rights

At any time at least 180 days following the consummation of this offering, in the event that we propose to register any of our securities under the Securities Act, the holders of an estimated              shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. The number of shares to which these “piggyback” registration rights apply will also include all shares issuable in the 2010 Recapitalization. As a result, whenever we propose to file a registration statement under the Securities Act (other than with respect to our initial public offering, pursuant to a demand or short-form registration, or pursuant to a registration on Form S-4 or S-8 or any successor or similar forms), the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Expenses of Registration, Restriction and Indemnification

We will pay all registration expenses, including the legal fees of one counsel for all holders under the Second Amended and Restated Investor Rights Agreement. In addition, we will reimburse the holders for the reasonable fees and disbursements of each additional counsel retained for the purpose of rendering any legal opinion required by underwriters or us.

The demand, short-form and piggyback registration rights are subject to customary restrictions such as blackout periods and any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Second Amended and Restated Investor Rights Agreement also contains customary indemnification provisions.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors up for election at any given stockholders’ meeting. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our corporate secretary, upon the direction of our board of directors, or the Chairman of the Board may call a special meeting of stockholders.

Our amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws including, among other things, relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law. Upon the closing of the offering we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limited Voting by Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated certificate of incorporation and bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of the members of our board of directors and senior management be U.S. citizens. Our amended and restated certificate of incorporation provides that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our amended and restated bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Presently, nine of the ten members of our board of directors are U.S. citizens.

Delaware as Sole and Exclusive Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction.

Lock-Up Agreements

We, the selling stockholders and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. These agreements are described below under the section captioned “Underwriting.”

Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Limitations of Liability and Indemnification

Please see “Management—Limitation of Liability and Indemnification.”

Market Listing

We have applied to have our common stock approved for quotation on the NASDAQ Stock Market under the symbol “            .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is              and its telephone number is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2010 and giving effect to the completion of this offering,              shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options and that the shares of common stock have been issued pursuant to the 2010 Recapitalization using an assumed offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), an assumed offering date of                     , 2010 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock, and the application of the net proceeds to us from this offering as set forth in “Use of Proceeds.” Of the              outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

After this offering,              shares of common stock will be restricted as a result of securities laws, lock-up agreements or the Recapitalization Agreement as described below. Following the expiration of the various lock-up periods, all shares will be eligible for resale in compliance with Rule 144 or Rule 701, if then available, to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, based on the number of shares of common stock outstanding as of September 30, 2010; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We, the selling stockholders and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. These agreements are described below under the section captioned “Underwriting.”

Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

2010 Recapitalization Agreement

Pursuant to the Recapitalization Agreement, the holders of our common stock prior to the consummation of this offering, excluding the selling stockholders and our officers and directors, have agreed that, for a period of 120 days from the date of this prospectus, subject to extension in certain circumstances, they will not, without the prior written consent of the selling stockholders, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The selling stockholders have agreed to release the securities subject to the lock-up agreement in the Recapitalization Agreement only if the securities subject to the lock-up agreements as described above under “—Lock-Up Agreements” have been released by Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated. We are an intended third party beneficiary of the lock-up agreement in the Recapitalization Agreement and have the right, power and authority to enforce the provisions thereof.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of approximately              shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. The foregoing number of shares of common stock assume that shares of our common stock have been issued pursuant to the 2010 Recapitalization using an assumed offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), an assumed offering date of                     , 2010 for purposes of calculating accrued and unpaid interest on the Notes and accrued and unpaid dividends on the shares of Preferred Stock, and the application of the net proceeds to us from this offering as set forth in “Use of Proceeds.” For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Registration Statements

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our Amended and Restated Spirit Airlines, Inc. 2005 Stock Incentive Plan and Spirit Airlines, Inc. 2010 Equity Incentive Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, please see “Executive Compensation—Employee Benefit Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences generally applicable to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws, the U.S. federal estate tax or gift tax rules or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates and former permanent residents of the United States, an integral part or controlled entity of a foreign sovereign, partnerships and other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment or persons deemed to sell our common stock under the constructive sale provisions of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS, THE U.S. FEDERAL ESTATE OR GIFT TAX RULES AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (2) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our common stock.

Distributions on our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate paying cash dividends on our common stock. If, however, we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the section titled “—Gain on Sale or Disposition of our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. Even if a non-U.S. holder is eligible for a lower treaty rate, dividend payments will generally be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the non-U.S. holder provides a valid IRS Form W-8BEN or other documentary evidence establishing entitlement to the lower treaty rate with respect to such payments.

Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Sale or Disposition of our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes during the relevant statutory period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty). Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and we do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than 5% of our common stock at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the amount of any tax withheld with respect to those dividends. This information also may be made available under a specific treaty or agreement with the tax authorities of the country in which the non-U.S. holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Backup withholding generally will not, however, apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Barclays Capital Inc.
Raymond James & Associates, Inc.
Dahlman Rose & Company, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, the selling stockholders and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our sales, earnings and certain other financial and operating information in recent periods, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have applied to have our shares listed on the NASDAQ Stock Market under the symbol “            .”

The following table shows the underwriting discounts that we and the selling stockholders, if the over-allotment option is exercised, are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Company
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering (which will include those incurred by the selling stockholders, other than underwriting discounts on the shares offered by them) will be $            .

In order to facilitate the offering of the shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the shares above independent market levels or prevent or retard a decline in the market price of the shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Certain of the underwriters have performed commercial banking services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43.0 million and (3) an annual net turnover of more than €50.0 million, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, in connection with the offering.

EXPERTS

The financial statements of Spirit Airlines, Inc. at December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and such financial statements are included in reliance upon such report on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

SPIRIT AIRLINES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Spirit Airlines, Inc.

We have audited the accompanying balance sheets of Spirit Airlines, Inc. as of December 31, 2009 and 2008, and the related statements of operations, shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spirit Airlines, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with US generally accepted accounting principles.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

April 27, 2010

Spirit Airlines, Inc.

Statements of Operations

(In Thousands, except per share data)

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Operating revenues:
Passenger	$686,447	$657,448	$536,181	$407,282	$399,155
Non-ticket	76,432	129,809	163,856	121,761	163,552

Total operating revenues	762,879	787,257	700,037	529,043	562,707

Expenses:
Aircraft fuel	251,230	299,094	181,107	131,835	178,159
Salaries, wages and benefits	146,626	147,015	135,420	100,689	114,719
Aircraft rent	119,686	105,605	89,974	67,821	72,936
Landing fees and other rents	42,441	43,331	42,061	32,214	35,651
Distribution	36,315	37,816	34,067	24,319	30,421
Maintenance, materials and repairs	23,448	24,237	27,536	22,013	20,644
Depreciation and amortization	5,401	4,236	4,924	3,536	4,317
Other operating	105,503	85,608	72,921	54,433	61,107
Loss on disposal of assets	94	4,122	1,010	1,015	77
Restructuring	142	17,902	(392)	(134)	137

Total operating expenses	730,886	768,966	588,628	437,741	518,168

Operating income	31,993	18,291	111,409	91,302	44,539
Other expense (income):
Interest expense	38,163	40,245	46,892	35,319	38,007
Capitalized interest	(1,755)	(166)	(951)	(704)	(927)
Interest income	(5,951)	(1,976)	(345)	(298)	(242)
Gain on extinguishment of debt	—	(53,673)	(19,711)	—	—
Other expense	130	214	298	155	102

Total other expense (income)	30,587	(15,356)	26,183	34,472	36,940

Net income before income taxes	1,406	33,647	85,226	56,830	7,599
Provision (benefit) for income taxes	44	388	1,533	1,022	(52,993)

Net income	$1,362	$33,259	$83,693	$55,808	$60,592

Net income per share, basic	$0.05	$1.29	$3.23	$2.16	$2.32

Net income per share, diluted	$0.05	$1.29	$3.18	$2.14	$2.26

Spirit Airlines, Inc.

Balance Sheets

(In Thousands)

	December 31,		September 30, 2010
	2008	2009
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,229	$86,147	$73,658
Restricted cash	69,397	52,540	78,886
Accounts receivable, less allowance of $359, $319, and $55 at December 31, 2008 and 2009, and September 30, 2010, respectively	6,006	8,347	11,858
Deferred income taxes	—	—	50,285
Other current assets	14,346	16,757	26,890

Total current assets	105,978	163,791	241,577

Property and equipment:
Flight equipment	3,578	3,615	3,850
Ground equipment	34,001	35,173	38,110
Less accumulated depreciation	(16,739)	(20,379)	(22,993)

	20,840	18,409	18,967

Deposits on flight equipment purchase contracts	16,673	16,985	33,320
Prepaid aircraft maintenance to lessors	65,577	91,294	113,701
Long-term deferred income taxes	—	—	3,188
Security deposits and other long-term assets	30,941	37,387	38,125

Total assets	$240,009	$327,866	$448,878

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$21,078	$15,265	$16,844
Air traffic liability	89,805	86,566	109,175
Other current liabilities	62,287	58,822	90,122
Current maturities of long-term debt and obligations	5,099	3,240	3,240

Total current liabilities	178,269	163,893	219,381

Deferred credits and other long-term liabilities	24,564	27,998	29,110
Due to related parties, less current maturities	194,175	227,026	227,026
Long-term debt, less current maturities	15,206	11,966	11,966
Mandatorily redeemable preferred stock	89,685	75,110	78,522

Shareholders’ deficit
Common stock: Class A common stock, $0.0001 par value, 25,000,000 shares authorized at December 31, 2008, 2009, and September 30, 2010; 20,848,847 shares issued and outstanding at December 31, 2008, 2009, and September 30, 2010	2	2	2
Common stock: Class B common stock, $0.0001 par value, 6,000,000, 6,000,000, and 6,500,000 shares authorized at December 31, 2008, 2009, and September 30, 2010, respectively; 5,553,203, 6,000,000, and 6,015,228 shares outstanding at December 31, 2008, 2009, and September 30, 2010, respectively	1	1	1
Additional paid-in-capital	50	107	515
Treasury stock	(13)	—	—
Accumulated deficit	(261,930)	(178,237)	(117,645)

Total shareholders’ deficit	(261,890)	(178,127)	(117,127)

Total liabilities and shareholders’ deficit	$240,009	$327,866	$448,878

Spirit Airlines, Inc.

Statements of Cash Flows

(In Thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Operating activities:
Net income	$1,362	$33,259	$83,693	$55,808	$60,592
Adjustments to reconcile net income to net cash (used in) provided by operations:
Changes in fair value of open fuel hedge contracts	(10,282)	9,875	(1,449)	646	(927)
Gain on debt extinguishment	—	(53,673)	(19,711)	—	—
Non-cash restructuring credit charges, net	(1,026)	17,233	60	168	—
Equity based stock compensation, net	4	6	113	6	408
Allowance for doubtful accounts	13	156	109	101	(97)
Amortization of deferred gains and debt issuance costs	(639)	(477)	(255)	(60)	68
Depreciation and amortization	5,401	4,236	4,924	3,536	4,317
Deferred income tax provision (benefit)	—	—	—	—	(53,473)
Loss on disposal of assets	94	4,122	1,010	1,015	77
Interest and dividends incurred but not paid	31,477	34,626	38,080	29,290	33,300
Capitalized interest	(1,755)	(166)	(951)	(704)	(927)
Changes in operating assets and liabilities:
Restricted cash	(4,068)	(35,219)	16,857	24,541	(26,346)
Accounts receivable	(3,002)	6,442	(2,450)	(6,289)	(3,388)
Prepaid maintenance reserves	(27,139)	(21,093)	(26,923)	(20,200)	(26,840)
Long-term deposits and other assets	2,014	(11,420)	(6,542)	(6,025)	(7,959)
Accounts payable	4,771	(5,709)	(6,566)	(3,859)	(1,112)
Air traffic liability	10,830	204	(3,239)	(9,803)	23,321
Other liabilities	(17,455)	(33,652)	(7,313)	(16,254)	2,965
Other	(1,337)	(663)	(380)	(285)	(183)

Net cash (used in) provided by operating activities	(10,737)	(51,913)	69,067	51,632	3,796

Investing activities:
Capital expenditures	(6,659)	(13,953)	(14,778)	(1,489)	(3,727)
Proceeds from sale of property and equipment	1,633	8,990	19,491	611	230
Pre-delivery deposits for flight equipment, net of refunds	(9,597)	14,693	(2,384)	(2,384)	(12,790)

Net cash (used in) provided by investing activities	(14,623)	9,730	2,329	(3,262)	(16,287)

Financing activities:
Debt issuance costs	—	(300)	(1,196)	(1,189)	2
Payments on debt and capital lease obligations	(647)	(890)	(2,239)	(2,179)	—
Proceeds from issuance of debt	—	5,000	2,000	2,000	—
Repurchase of restricted common stock	(12)	(1)	(43)	(41)	—

Net cash (used in) provided by financing activities	(659)	3,809	(1,478)	(1,409)	2

Net (decrease) increase in cash and cash equivalents	(26,019)	(38,374)	69,918	46,961	(12,489)
Cash and cash equivalents at beginning of period	80,622	54,603	16,229	16,229	86,147

Cash and cash equivalents at end of period	$54,603	$16,229	$86,147	$63,190	$73,658

Supplemental disclosures
Cash payments for:
Interest paid	$6,593	$10,941	$12,181	$10,717	$3,543
Taxes paid	$57	$148	$1,980	$1,881	$504

Spirit Airlines, Inc.

Statements of Shareholders’ Deficit

(In Thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balance at December 31, 2006	$2	$1	$40	$—	$(296,551)	$(296,508)
Repurchase of common stock	—	—	—	(12)	—	(12)
Share-based compensation	—	—	4	—	—	4
Net income	—	—	—	—	1,362	1,362

Balance at December 31, 2007	2	1	44	(12)	(295,189)	(295,154)
Repurchase of common stock	—	—	—	(1)	—	(1)
Share-based compensation	—	—	6	—	—	6
Net income	—	—	—	—	33,259	33,259

Balance at December 31, 2008	2	1	50	(13)	(261,930)	(261,890)
Repurchase of common stock	—	—	—	(43)	—	(43)
Retirement of common stock	—	—	(56)	56	—	—
Share-based compensation	—	—	113	—	—	113
Net income	—	—	—	—	83,693	83,693

Balance at December 31, 2009	2	1	107	—	(178,237)	(178,127)
Share-based compensation (unaudited)	—	—	408	—	—	408
Net income (unaudited)	—	—	—	—	60,592	60,592

Balance at September 30, 2010 (unaudited)	$2	$1	$515	$—	$(117,645)	$(117,127)

Notes to financial Statements

The unaudited condensed financial statements of Spirit Airlines, Inc., as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 included herein, have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These unaudited condensed financial statements reflect all adjustments that in the opinion of management are necessary to present fairly the financial position, results of operations, cash flows, and stockholders’ deficit for the interim periods presented. All adjustments are of a normal recurring nature, unless otherwise disclosed. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

1. Summary of Significant Accounting Policies

Basis of Presentation

Headquartered in Miramar, Florida, Spirit Airlines, Inc. (Spirit or the Company) is an ultra low-cost carrier (ULCC) in the Americas and a portfolio company of two private equity firms, Indigo Partners, or Indigo, and Oaktree Capital Management, L.P., or Oaktree. The Company manages operations on a system-wide basis due to the interdependence of its route structure in the various markets served. As only one service is offered (i.e., air transportation), management has concluded that there is only one reportable segment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of less than three months at the date of acquisition to be cash equivalents. Investments included in this category consist of money market funds, investment-grade commercial paper, and certificates of deposit.

Restricted Cash

Restricted cash primarily consists of funds held by credit card processors as collateral for future travel paid for with a credit card.

Accounts Receivable

Accounts receivable are due primarily from major credit card processors, aircraft lessors, and counterparties to the Company’s fuel derivative instruments that have settled. The allowance for doubtful accounts represents the estimated losses expected to be incurred in the collection of credit card receivables based on historical credit card charge-backs and other receivables based on specific analysis.

The Company wrote-off accounts receivable of $0 million, $0.9 million, and $0 million for the years ended December 31, 2007, 2008, and 2009, and $0 million (unaudited) and $0.2 million (unaudited), for the nine-month periods ended September 30, 2009 and 2010, respectively. The Company recorded charges related to its allowance for accounts receivable of $0.0 million, $0.2 million, and $0.1 million for the years ended December 31, 2007, 2008 and 2009, and $0.1 million (unaudited) and net recovery of $0.1 million (unaudited) for the nine-month periods ended September 30, 2009 and 2010, respectively.

Notes to financial Statements—(Continued)

Inventories

Spare parts, materials, and supplies relating to flight equipment are carried at average acquisition cost and are expensed when used in operations. Allowances for obsolescence are provided over the estimated lease life of the related aircraft and engines for spare parts expected to be on hand at the date aircraft are retired from service.

Measurement of Asset Impairments

The Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired, the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net book value of the assets exceeds their estimated fair value. In making these determinations, the Company uses certain assumptions, including, but not limited to: (i) estimated fair value of the assets; and (ii) estimated future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company’s operations, and estimated salvage values.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation of operating equipment and property is computed using the straight-line method applied to each unit of property, except on flight equipment (major rotable parts, avionics, and assemblies), which are depreciated on a group basis over the average life of applicable equipment. The depreciable lives used for the principal depreciable asset classifications are:

Estimated Useful Life
Flight equipment	Lesser of the useful life of equipment or average remaining lease life of aircraft to which applicable
Leasehold improvements	Lesser of lease term or expected useful life
Other equipment and vehicles	5 to 7 years
Equipment under capital lease	Lease term
Internally developed software	10 years

All aircraft are subject to operating leases with terms ranging from 12 to 15 years. Residual values for major rotable parts, avionics, and assemblies are estimated to be 10%. The following table illustrates the components of depreciation and amortization expense (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Depreciation	$5,401	$4,236	$3,901	$2,863	$3,091
Amortization of engine overhauls	—	—	1,023	673	1,226

Total depreciation and amortization	$5,401	$4,236	$4,924	$3,536	$4,317

The Company capitalizes costs associated with internally developed and/or purchased software systems for new products, and enhancements to existing products that have reached the application development stage and meet recoverability tests. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, and labor cost for employees who are directly associated with and devote time to internal-use software projects. These costs are included in property and equipment.

Amortization of capitalized software development costs is charged to depreciation. Amortization of capitalized software development costs was $0 million, $0.4 million, and $0.7 million for the years ended December 31, 2007, 2008, and 2009, respectively. Amortization of capitalized software development costs was $0.5 million (unaudited)

Notes to financial Statements—(Continued)

for the nine-month period ended September 30, 2009, and $0.8 million for the nine-month period ended September 30, 2010. During the years ended December 31, 2007, 2008, and 2009, the Company capitalized $3.3 million, $2.9 million, and $0.6 million, respectively, of software development costs. During the nine-month period ended September 30, 2010, the Company capitalized $2.0 million (unaudited).

Manufacturer’s Credits

Spirit periodically receives credits in connection with the acquisition of aircraft and engines. These credits are deferred until the aircraft and engines are delivered and then applied on a pro rata basis as a reduction of the cost of the related equipment.

Passenger Revenue Recognition

Tickets sold are initially deferred as “air traffic liability.” Passenger revenue is recognized when transportation is provided. A nonrefundable ticket expires at the date of scheduled travel and is recognized as revenue at the date of scheduled travel.

Customers may elect to change their itinerary prior to the date of departure. A change fee is assessed and recognized on the date the change is initiated and is deducted from the face value of the original purchase price of the ticket, and the original ticket becomes invalid. The amount remaining after deducting the change fee expires one year from the date of purchase of the original ticket and can be used towards the purchase of a new ticket. The amount of credits expected to expire is recognized as revenue upon issuance of the credit and is estimated based on historical experience. Estimating the amount of credits that will go unused involves some level of subjectivity and judgment.

The Company is also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include U.S. federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and relieves the liability when payments are remitted to the applicable governmental agency or airport.

Frequent Flier Program

The Company accrues for mileage credits earned, including mileage credits for members with an insufficient number of mileage credits to earn an award, under its FREE SPIRIT program based on the estimated incremental cost of providing free travel for credits that are expected to be redeemed. Incremental costs include fuel, insurance, security, ticketing and facility charges reduced by an estimate of fees required to be paid by the passenger when redeeming the award.

The Company also sells mileage credits to companies participating in the FREE SPIRIT program. Funds received from the sale of mileage credits are accounted for as a multiple element arrangement and allocated to a marketing component and a transportation component (mileage credits) using the residual method. The fair value of the transportation component is deferred and recognized as passenger revenue over the estimated period the transportation is expected to be provided (historically estimated at 10 to 15 months and currently estimated at 19 months). The difference between the funds received and the fair value of the transportation is recognized in non-ticket revenue at the time of sale as the marketing component (the residual method). The marketing component represents the Company’s compensation for, among many items, use of its trademark, customer lists and placement of marketing materials to encourage application for credit cards. Because there are no undelivered elements other than the mileage credits, the Company records the revenue from the marketing component when funds are received. The Company also receives bonuses from companies participating in the FREE SPIRIT program that are driven by the volume of the Company’s co-branded credit cards. The Company’s recognizes these bonuses as non-ticket revenue when payment is received (milestone method) as the milestones are substantive.

Notes to financial Statements—(Continued)

The following table illustrates total cash proceeds received from the sale of mileage credits and the portion of such proceeds recognized in revenue immediately as marketing component:

Year ended	Cash proceeds from sale of miles to non- airline third parties	Portion of proceeds recognized immediately as marketing component
	(in thousands)
December 31, 2007	$13,969	$7,291
December 31, 2008	13,503	5,775
December 31, 2009	12,008	5,209

Nine months ended (unaudited)
September 30, 2009	8,630	3,504
September 30, 2010	12,697	5,717

The excess of funds received from the sale of mileage credits over the estimated fair value of the transportation to be provided is recognized in non-ticket revenue at the time of sale (the residual method).

The total liability for future FREE SPIRIT award redemptions and unrecognized revenue from the sale of mileage credits was $4.8 million, $4.2 million and $5.8 million (unaudited) at December 31, 2008 and 2009 and September 30, 2010, respectively. These balances are recorded as a component of air traffic liability on the accompanying balance sheets.

Non-ticket Revenue Recognition

Non-ticket revenues are generated from fees paid by ticketed passengers for baggage, distribution channel fees, advance seat selection, reservation change fees, onboard products, and other items sold in conjunction with scheduled air service. Non-ticket revenues also consist of services not directly related to providing transportation such as the FREE SPIRIT Affinity credit card program, $9 Fare Club, and the sale of advertising to third parties on Spirit’s website and onboard aircraft. The following table summarizes the primary components of non-ticket revenue and the revenue recognition method utilized for each service or product:

Non-ticket revenue	Recognition method	Year Ended December 31,			Nine Months Ended September 30,
		2007	2008	2009	2009	2010
					(unaudited)	(unaudited)
Baggage	Time of departure	$28,929	$59,627	$63,222	$48,632	$59,341
Passenger usage fee	Time of departure	—	2,330	20,596	12,847	32,307
Advance seat selection	Time of departure	—	10,975	18,819	14,099	22,169
Change fees	When itinerary is changed	23,053	21,515	23,561	17,631	16,580
Other		24,450	35,362	37,658	28,552	33,155

Non-ticket revenue		$76,432	$129,809	$163,856	$121,761	$163,552

Fees for services recognized at time of departure are initially recorded as a liability until time of departure. The passenger usage fee is charged through the Company’s primary sales distribution channels, to cover its distribution costs. The primary sales distribution channels for which passenger usage fees are charged include sales through the Company’s website, sales through the call center, and sales through travel agents. Other non-ticket revenues includes revenues from other air-related charges and as well as non-air related charges. Other air related charges include optional services and products provided to passengers such as onboard products, travel insurance, use of our call center or travel agent, pet fees, and unaccompanied minors fee, among others. Non-air related charges included in “other” primarily consist of revenues from advertising on our aircraft and website, $9 Fare Club subscription-based membership program, and FREE SPIRIT frequent flier program.

Notes to financial Statements—(Continued)

Airframe and Engine Maintenance

The Company accounts for heavy maintenance under the deferral method. Under the deferral method the cost of heavy maintenance and major overhaul and repair is capitalized and amortized until the next such overhaul event.

Amortization of engine overhaul costs is charged to depreciation and amortization expense. Amortization of engine overhaul costs was $1.0 million for the year ended December 31, 2009. Amortization of engine overhaul costs was $0.7 million (unaudited) and $1.2 million (unaudited) for the nine-month period ended September 30, 2009 and 2010, respectively. During the year ended December 31, 2009, the Company capitalized $5.3 million of costs for heavy maintenance. During the nine-month period ended September 30, 2010, the Company capitalized $0.8 million (unaudited) of costs for heavy maintenance.

The Company outsources certain routine, non-heavy maintenance functions under contracts that require payment on a utilization basis, such as flight hours. Costs incurred for maintenance and repair under flight hour maintenance contracts, where labor and materials price risks have been transferred to the service provider, are accrued based on contractual payment terms. Costs for routine maintenance of the airframes and engines are charged to expense as performed.

The table below summarizes the extent to which our maintenance costs are rate capped due to flight hour maintenance contracts.

Maintenance Expense	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
Flight hour-based maintenance expense	12,678	13,445	14,428	10,475	14,085
Non-flight hour-based maintenance expense	10,770	10,792	13,108	11,538	6,559

Total Maintenance Expense	23,448	24,237	27,536	22,013	20,644

Aircraft Fuel

Aircraft fuel expense includes jet fuel and associated “into-plane” costs, taxes, oil, and all gains and losses associated with fuel hedge contracts.

Derivative Instruments

The Company accounts for derivative financial instruments at fair value and recognizes them in the balance sheet as an asset or liability. For derivatives designated as cash flow hedges, changes in fair value of the derivative are generally reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. For the years ended December 31, 2007, 2008, and 2009, and the nine months ended September 30, 2010, the Company did not hold derivative instruments that qualified as cash flow hedges. As a result, changes in the fair value of such derivative contracts were recorded within aircraft fuel expense in the accompanying statements of operations. These amounts include both realized gains and losses and mark-to-market adjustments of the fair value of unsettled derivative instruments at the end of each period.

Advertising

The Company expenses advertising and the production costs of advertising as incurred. Marketing and advertising expenses for 2007, 2008, and 2009 were $7.5 million, $3.4 million, and $2.4 million, respectively. Marketing and advertising expenses for the nine-month periods ended September 30, 2009 and 2010 were $0.7 million (unaudited) and $3.0 million (unaudited), respectively.

Notes to financial Statements—(Continued)

Income Taxes

The Company accounts for income taxes using the liability method. The Company records a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Capitalized Interest

Interest attributable to funds used to finance the acquisition of new aircraft is capitalized as an additional cost of the related asset. Interest is capitalized at the weighted-average implicit lease rate of the Company’s aircraft. Capitalization of interest ceases when the asset is no longer being prepared for its intended use or is ready for service.

Interest Expense

Related-party interest expense incurred during 2007, 2008, and 2009 was $30.0 million, $31.8 million, and $39.8 million, respectively, and consisted primarily of paid-in-kind interest on tranche notes due to related parties and preferred stock dividends due to related parties. Non-related party interest expense during 2007, 2008, and 2009 was $8.2 million, $8.4 million, and $7.1 million, respectively. Related-party interest expense incurred during the nine months ended September 30, 2009 and 2010 was $29.4 million (unaudited) and $33.5 million (unaudited), respectively, and consisted primarily of paid-in-kind interest on tranche notes due to related parties and preferred stock dividends due to related parties. Non-related party interest expense during the nine months ended September 30, 2009 and 2010 was $5.9 million (unaudited) and $4.5 million (unaudited), respectively.

Stock-Based Compensation

The Company recognizes cost of employee services received in exchange for awards of equity instruments based on the fair value of each instrument at the date of grant. Compensation expense is recognized on a straight-line basis over the period during which an employee is required to provide service in exchange for an award. The fair value of the stock award is estimated using a discounted cash flow analysis based on management’s estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that management uses to manage the Company’s business. The fair value of share option awards is estimated on the date of grant using the Black-Scholes valuation model. See Note 9.

Concentrations of Risk

The Company’s business has been, and may continue to be, adversely affected by increases in the price of aircraft fuel, the volatility of the price of aircraft fuel, or both. Aircraft fuel was the Company’s single largest expenditure in 2009 and accounted for 34%, 39%, and 31% of operating expenses in 2007, 2008, and 2009, respectively.

The Company’s operations are largely concentrated in the southeast United States with Fort Lauderdale being the highest volume fueling point in the system. In addition, the majority of the Company’s fuel contracts are based on prices of jet fuel produced in the Gulf Coast area. Any disruption to the oil production or refinery capacity in the Gulf Coast, as a result of weather or any other disaster or disruptions in supply of jet fuel, dramatic escalations in the costs of jet fuel, and/or the failure of fuel providers to perform under fuel arrangements for other reasons could have a material adverse effect on the Company’s financial condition and results of operations.

The Company’s operations will continue to be vulnerable to weather conditions (including hurricane season or snow and severe winter weather), which could disrupt service, create air traffic control problems, decrease revenue, and increase costs.

Notes to financial Statements—(Continued)

Due to the relatively small size of the fleet and high utilization rate, the unavailability of one or more aircraft and resulting reduced capacity could have a material adverse effect on our business, results of operations, and financial condition.

The Company has three union-represented employee groups that together represent approximately 50% of all employees at December 31, 2009 and September 30, 2010. A strike or other significant labor dispute with the Company’s unionized employees is likely to adversely affect the Company’s ability to conduct business. Additional disclosures are included in Note 17.

2. Recent Accounting Developments

In May 2009, the FASB issued ASC 855, Subsequent Events, which provides guidance on events that occur after the balance sheet date but prior to the issuance of the financial statements. ASC 855 distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements and requires disclosure of the date through which subsequent events were evaluated. These requirements were effective for interim and annual periods after June 15, 2009.

In June 2009, the FASB issued Accounting Standards Codification (Codification), which became effective for financial statements issued for reporting periods ending after September 15, 2009. The Codification divides nongovernmental U.S. GAAP into the authoritative Codification guidance and non-authoritative guidance. The guidance in the Codification carries the same level of authority, eliminating the former four-level GAAP hierarchy. The FASB established the Codification as the single official source of authoritative GAAP recognized by the FASB other than that issued by the Securities and Exchange Commission (SEC). The Codification did not change GAAP; however, references to specific accounting standards in the notes to the financial statements have been changed to refer to the appropriate section of the Codification. The adoption of the Codification did not have a material impact on the Company’s financial position, results of operations, and cash flows.

In October 2009, the FASB issued an Accounting Standards Update (ASU No. 2009-13) pertaining to multiple-deliverable revenue arrangements. The new guidance will affect accounting and reporting for companies that enter into multiple-deliverable revenue arrangements with their customers when those arrangements are within the scope of ASC 605-25, Revenue Recognition—Multiple-Element Arrangements. The new guidance will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The new guidance will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted and the guidance may be applied retroactively. Management is currently evaluating the impact that ASU No. 2009-13 will have on the Company’s financial position, results of operations, and cash flows.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances, and settlements to be presented separately (i.e., present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. Certain provisions requiring new disclosures and clarifications of existing disclosures of the

Notes to financial Statements—(Continued)

guidance are effective for interim and reporting periods beginning after December 15, 2009. Certain other provisions for new disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of those provisions of the accounting guidance that became effective for this interim period presented has resulted in new fair value disclosures. See related fair value disclosures in Note 18.

3. Restructuring Charges

In December 2004, due to the high cost of fuel and the maintenance required to continue operating the Company’s older McDonnell Douglas MD-80 fleet, the Company began to execute an accelerated exit and disposal strategy of the MD-80 fleet. The Company determined that the plan of sale criteria in ASC 360-10, Property, Plant and Equipment/Impairment or Disposal of Long-Lived Assets, had been met. Accordingly, the carrying value of the MD-80 aircraft and related engines and equipment was adjusted to its fair value, less costs to sell, which was determined based on transactions and quoted market prices of similar assets. In connection with the fleet disposal activities in 2006, five aircraft Pratt-Whitney engines were classified as held for sale. As of December 31, 2009, all five of the MD-80 related engines have been disposed of. Cash payments during 2007, 2008, and 2009 primarily related to purchasing MD-80 aircraft off lease from lessors, net of cash received for an MD-80 sublease and cash from the sale of previously written-off MD-80 parts and equipment. During the nine months ended September 30, 2010, the Company had cash payments to lessors and cash receipts from sale of previously written-off MD-80 parts and equipment. The following table summarizes the components of the MD-80 fleet termination and the remaining accruals in connection with the restructuring through September 30, 2010 (in thousands):

	Aircraft Charges	Facility Exit Costs	Severance	Other	Total
Accrual at December 31, 2006	$41,749	$722	$—	$—	$42,471
Restructuring charges	(1,976)	513	876	729	142
Non-cash charges	1,026	—	—	—	1,026
(Payments)	(29,210)	(344)	(864)	(641)	(31,059)

Accrual at December 31, 2007	11,589	891	12	88	12,580
Restructuring charges	(507)	(102)	—	(12)	(621)
Non-cash charges	—	—	—	—	—
(Payments)	(9,328)	(179)	(12)	(76)	(9,595)

Accrual at December 31, 2008	1,754	610	—	—	2,364
Restructuring charges	(345)	(281)	—	—	(626)
Non-cash charges	(34)	—	—	—	(34)
(Payments)	(1,528)	(45)	—	—	(1,573)

Accrual at December 31, 2009	(153)	284	—	—	131
Restructuring charges (unaudited)	(221)	20	—	—	(201)
(Payments) receipts (unaudited)	429	(68)	—	—	361

Accrual at September 30, 2010 (unaudited)	$55	$236	$—	$—	$291

Notes to financial Statements—(Continued)

In July 2008, in response to record high fuel prices and rapidly deteriorating economic conditions, the Company rapidly restructured its network to optimize profitability. This restructuring included the early termination of seven Airbus A319 aircraft operating leases and workforce reductions resulting in one-time lease fees, severance costs, and relocation costs. The Company determined the retirement of these aircraft and the planned reduction and relocation of certain employees met the requirement of an exit activity and accrued a charge in 2008. During 2008, the Company incurred $18.5 million in net restructuring charges consisting primarily of the write-off of certain leased aircraft assets and liabilities and the accrual for employee severances and relocation charges. The Company had non-cash write-off charges of $17.2 million and cash payments of $1.1 million during 2008. During 2009, the Company incurred $0.3 million in cash payments related to facility exit costs and severance. The following table summarizes the 2008 restructuring charges and related activity (in thousands):

	Aircraft Charges	Facility Exit Costs	Severance	Other	Total
Restructuring charges	$18,031	$—	$356	$136	$18,523
Non-cash charges	(17,233)	—	—	—	(17,233)
(Payments)	(720)	—	(260)	(131)	(1,111)

Accrual at December 31, 2008	78	—	96	5	179
Restructuring charges	—	245	(6)	(5)	234
Non-cash charges	—	(26)	—	—	(26)
(Payments)	(36)	(219)	(90)	—	(345)

Accrual at September 30, 2010 (unaudited) and December 31, 2009	$42	$—	$—	$—	$42

In the third quarter of 2010, the Company put into motion a plan to relocate all maintenance operations from Detroit to Ft. Lauderdale, in an effort to gain efficiencies by realigning the maintenance function to the Company’s largest city of operations. The restructuring will include the closure of facilities in Detroit, relocation of equipment and tools, and the relocation and reduction of employees. The Company determined the relocation of these facilities and the planned reduction and relocation of certain employees met the requirement of an exit activity. The following table summarizes the restructuring charges and related activity (in thousands):

	Facility Exit Costs	Severance	Relocation	Other	Total
Restructuring charges	$9	$310	$—	$19	$338
(Payments)	—	(37)	—	—	(37)

Accrual at September 30, 2010 (unaudited)	$9	$273	$—	$19	$301

4. Letters of Credit

In connection with agreements with certain airports, the Company is required to post letters of credit, which totaled $3.4 million, $0.7 million and $1.9 million (unaudited) as of December 31, 2008 and 2009 and September 30, 2010, respectively. The issuing banks require that the Company deposit funds at those banks to cover the amounts that could be drawn under these letters of credit. These funds are invested in money market accounts and are classified as long-term assets within security deposits and other long-term assets. In 2009, the majority of these letters of credit were converted to cash deposits, also classified as long-term assets.

5. Credit Card Processing Arrangements

The Company’s credit card processors retain cash related to future travel that such processors otherwise would remit to the Company (holdback). Holdbacks consist of advance ticket sales purchased with credit cards and are classified as restricted cash on the accompanying balance sheets. Once the customer travels, any related

Notes to financial Statements—(Continued)

holdback is remitted to the Company. At December 31, 2008 and 2009, and September 30, 2010, the required holdback balance was $99.4 million, $77.5 million, and $93.9 million (unaudited), respectively. At December 31, 2008 and 2009, and September 30, 2010, the required holdback for one of the processors was partially satisfied by a letter of credit (LC), issued in favor of the processor in the amount of $30.0 million, $25.0 million and $15.0 million (unaudited), respectively. The LC is secured by substantially all of the assets of the Company and is senior to all other obligations.

As of December 31, 2009, the Company had advance ticket sales and $9 Fare Club memberships purchased with credit cards for which revenue was deferred of approximately $85.4 million. As of September 30, 2010, the Company had advance ticket sales and $9 Fare Club memberships purchased with credit cards for which revenue was deferred of approximately $105.7 million (unaudited). As of December 31, 2009 and September 30, 2010, the Company was in compliance with its credit card processing agreements, and the processors were holding back $52.5 million and $78.9 million (unaudited) of remittances, respectively. The maximum potential exposure to cash holdbacks by the Company’s credit card processors, based upon advance ticket sales and $9 Fare Club memberships as of December 31, 2009, was $57.8 million (after considering the $25.0 million LC issued in favor of the Company’s largest credit card processor). The maximum potential exposure to cash holdbacks by the Company’s credit card processors, based upon advance ticket sales and $9 Fare Club memberships as of September 30, 2010, was $90.7 million (unaudited) (after considering the $15.0 million (unaudited) LC issued in favor of the Company’s largest credit card processor).

On September 30, 2010, the LC was extended and will be reduced per the schedule below up to its expiration on April 30, 2011 (in millions):

	LC Reduction	LC Balance
March 2011	$2.0	$13.0
April 1, 2011	2.0	11.0
April 30, 2011	11.0	—

6. Accrued Liabilities

Accrued liabilities included in other current liabilities as of December 31, 2008 and 2009, and September 30, 2010, consist of the following (in thousands):

	As of December 31,		As of September 30,
	2008	2009	2010
			(unaudited)
Federal excise and other passenger taxes and fees payable	$15,321	$15,592	$16,591
Salaries and wages	13,591	12,561	12,225
Aircraft maintenance	7,079	7,001	6,955
Airport expenses	6,618	7,559	6,841
Interest	4,780	5,200	35,055
Aircraft and facility rent	6,377	3,508	4,079
Restructuring	2,543	173	634
Other	5,978	7,228	7,742

Accrued liabilities	$62,287	$58,822	$90,122

During the quarter ended September 30, 2010, based on information that became available to the Company during the quarter, a liability previously recorded was reduced by $0.5 million resulting in recognition of $0.3 million within other operating and $0.2 million within salaries, wages and benefits in the statement of operations.

Notes to financial Statements—(Continued)

7. Common Stock

The Company has two classes of common stock with a par value of $0.0001. Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote by the shareholders. Class B common stock has no voting rights. Both classes of common stock are entitled to receive dividends when and if declared by the Board of Directors. The Company has never declared dividends on either class of stock.

8. Redeemable Preferred Stock

The Company has authority to issue up to 1,000,000 shares of preferred stock, with a par value of $0.0001, of which 125,000 shares were designated Class A preferred stock and issued with a liquidation value of $1,000 per share and a dividend rate of 5%, compounded quarterly, and 5,000 shares were designated as Class B preferred stock and 2,850 shares were issued with a liquidation value of $1,000 per share and a dividend rate of 17%, compounded quarterly. Prior to the liquidation preference adjustments discussed below, all shares of Class A preferred stock were held by Indigo and Oaktree, and all shares of Class B preferred stock were held by other non-controlling shareholders. The remaining 870,000 authorized shares may be designated and issued from time to time in one or more series, as decided by the Board of Directors. The dividend rates for the Class A and Class B preferred stock are per annum and applied to the sum of their respective liquidation value per share plus all accumulated and unpaid dividends whether or not they have been declared and whether or not there are profits, surplus, or other funds legally available for payment. Neither series of preferred stock is, by its terms, convertible into or exchangeable for any other property or securities of the Company, and neither series have voting rights. The Class A and B preferred stock are both subject to mandatory redemption on the earlier of July 1, 2012, or a change of control. As such, the Company’s preferred stock is classified as mandatorily redeemable preferred stock (a liability) in the accompanying balance sheets and dividends are recorded as interest expense in the accompanying statements of operations.

With respect to dividend distributions and upon liquidation of the corporation, Class B preferred stock ranks senior to all other classes of stock, followed by Class A preferred stock, and lastly, common stock.

The liquidation preference of the Class A preferred stock is subject to adjustment as follows:

•

If a new collective bargaining agreement between the Company and its pilots had not been ratified by or before January 1, 2008, the liquidation value of the Class A preferred stock would be reduced by $22.5 million and any accrued and unpaid dividends corresponding to the liquidation value reduction would be eliminated. Additionally, pursuant to the terms of a Put and Escrow Agreement among the Company and its major shareholders dated July 13, 2006, if this liquidation value adjustment is triggered, the 25,000 shares of Class A preferred stock owned by Indigo must be returned to the Company, whereupon such shares are to be cancelled and any accrued and unpaid dividends corresponding to such cancelled shares are to be eliminated.

•

If, as of December 31, 2009, the net cost to the Company related to the return of MD-80 aircraft, over the period from January 1, 2006 through December 31, 2009, exceeds a target threshold of $20.7 million, the liquidation value of the Class A preferred stock would be reduced by the amount of such excess (and accrued and unpaid dividends corresponding to such reduction amount would be eliminated), subject to a maximum reduction of $30.0 million.

•

The liquidation value of the Class A preferred stock would be reduced by the amount equal to the aggregate principal amount of additional Tranche B notes purchased by Indigo after July 13, 2006 (see Note 11).

Notes to financial Statements—(Continued)

The following table represents the distribution of ownership of the Class A preferred stock as of December 31, 2006, prior to any liquidation value adjustment events (in thousands except share and per share amounts):

	Class A preferred stock as of December 31, 2006
	Outstanding Shares	% of Shares Owned	Liquidation Value per Share	Liquidation Value *
Oaktree	100,000	80.00%	$1,000	$100,000
Indigo	25,000	20.00	1,000	25,000

Total Class A preferred stock	125,000	100.00%		$125,000

*	Liquidation value does not include accrued and unpaid dividends.

As of January 1, 2008, there was no new collective bargaining agreement with the Company’s pilots. Accordingly, Indigo returned all 25,000 shares of its Class A preferred stock, which were then cancelled by the Company along with any accrued and unpaid dividends thereon. After giving effect to this cancellation, the liquidation value of the remaining 100,000 outstanding shares of Class A preferred stock was reduced by an aggregate $22.5 million, or from $1,000 to $775 per share, and accrued and unpaid dividends corresponding to the liquidation value reduction were eliminated. The Company recognized as debt extinguishment a net gain of $50.7 million, effective January 1, 2008, on the cancellation of shares and liquidation value adjustment, including the elimination of $3.6 million of corresponding accrued and unpaid dividends. After January 1, 2008, all Class A preferred stock is held by Oaktree. The following tables illustrate the execution of the Put and Escrow Agreement and liquidation value adjustment of the remaining Class A preferred stock triggered by not having a collective bargaining agreement as of January 1, 2008 (in thousands except share and per share amounts):

	Execution of Put and Escrow Agreement
	Transfer of Indigo Class A Preferred Stock to Spirit	Outstanding Shares	Liquidation Value per Share	Liquidation Value *
Oaktree	—	100,000	$1,000	$100,000
Indigo	(25,000)	—	N/A	—

Total Class A preferred stock	(25,000)	100,000		$100,000

*	Liquidation value does not include accrued and unpaid dividends.

	$22.5 Million Liquidation Value Adjustment
	Outstanding Shares	Liquidation Value Prior to Adjustment	Liquidation Value Adjustment	Liquidation Value per Share After Adjustment	Liquidation Value as of January 1, 2008 *
Oaktree	100,000	$100,000	$(22,500)	$775	$77,500
Indigo	—	—	—	—	—

Total Class A preferred stock	100,000	$100,000	$(22,500)		$77,500

*	Liquidation value does not include accrued and unpaid dividends.

On December 28, 2008, Indigo purchased an additional $2.7 million of Tranche B notes and triggered a liquidation value adjustment. Accordingly, the Company recognized as debt extinguishment a net gain of $3.0 million, effective December 28, 2008, on the liquidation value adjustment, including the elimination of

Notes to financial Statements—(Continued)

$0.3 million of corresponding accrued and unpaid dividends. The following table illustrates the liquidation adjustment as triggered by the additional Tranche B notes purchased (in thousands except share and per share amounts):

	$2.7 Million Liquidation Value Adjustment
	Outstanding Shares	Liquidation Value Prior to Adjustment	Liquidation Value Adjustment	Liquidation Value per Share After Adjustment	Liquidation Value as of December 31, 2008 *
Oaktree	100,000	$77,500	$(2,679)	$748	$74,821
Indigo	—	—	—	—	—

Total Class A preferred stock	100,000	$77,500	$(2,679)		$74,821

*	Liquidation value does not include accrued and unpaid dividends.

As of December 31, 2009, the net cost related to the disposal of MD-80 aircraft exceeded the $20.7 million target threshold by $16.7 million and as a result triggered a liquidation value adjustment, which resulted in a debt extinguishment gain of $19.7 million on December 31, 2009, including the elimination of $3.1 million of accrued and unpaid dividends. The following table illustrates the liquidation adjustment as triggered by the excess of MD-80 charges over the target (in thousands except share and per share amounts):

	$16.7 Million Liquidation Value Adjustment
	Outstanding Shares	Liquidation Value Prior to Adjustment	Liquidation Value Adjustment	Liquidation Value per Share After Adjustment	Liquidation Value as of December 31, 2009 *
Oaktree	100,000	$74,821	$(16,664)	$582	$58,157
Indigo	—	—	—	—	—

Total Class A preferred stock	100,000	$74,821	$(16,664)		$58,157

*	Liquidation value does not include accrued and unpaid dividends.

As of December 31, 2009, accrued and unpaid dividends for the Class A and Class B preferred stock totaled $11.0 million and $3.1 million, respectively. As of September 30, 2010, accrued and unpaid dividends for the Class A and Class B preferred stock totaled $13.6 million (unaudited) and $3.9 million (unaudited), respectively. The maximum amount the Company could be required to pay to redeem the Class A and Class B preferred stock as of the mandatory redemption date of July 1, 2012, is estimated to be $78.6 million and $9.2 million, respectively.

In 2007, 2008, and 2009, Class A preferred stock accrued dividends of $6.5 million or $52.15 per share, $4.3 million or $42.58 per share, and $4.3 million or $43.10 per share, respectively, while the Class B preferred stock accrued dividends of $0.7 million or $231.13 per share, $0.8 million or $273.80 per share, and $0.9 million or $322.60 per share, respectively.

For the nine months ended September 2009 and September 2010, Class A preferred stock accrued dividends of $3.2 million (unaudited) or $32.04 per share and $2.6 million (unaudited) or $26.17 per share, respectively, while the Class B preferred stock accrued dividends of $0.7 million (unaudited) or $236.17 per share and $0.8 million (unaudited) or $278.95 per share, respectively.

9. Stock-Based Compensation

The Company has a stock plan under which directors, officers, key employees, and consultants of the Company may be granted stock awards as a means of promoting the Company’s long-term growth and profitability. The plan is intended to encourage participants to contribute to and participate in the success of the Company.

Notes to financial Statements—(Continued)

As of December 31, 2008 and 2009, and September 30, 2009 and 2010, the plan provided for aggregate awards up to 2,500,000 shares of Class B Common Stock (or stock equivalents). The Company had 1,402,100 and 1,848,897 shares outstanding under the plan, of which 804,587 and 987,875 were fully vested at December 31, 2008 and 2009, respectively. As of September 30, 2009 and 2010 the Company had 1,849,897 (unaudited) and 1,864,125 (unaudited) shares outstanding under the plan, of which 949,050 (unaudited) and 1,245,250 (unaudited) were fully vested, respectively. Class B common stock does not have general voting rights. The plan terminates in 2015 but may be terminated in advance at the discretion of the Board of Directors.

Effective January 1, 2007, the Company accounts for compensation cost relating to share-based payment transactions within the statement of operations. Nonvested shares are valued at the fair value of the shares on the date of grant if vesting is based on a service or a performance condition. Granted shares vest 25% per year on each anniversary of issuance. Compensation expense is recognized on a straight-line basis over the requisite service period.

Stock option awards are granted with an exercise price equal to the fair market value of Spirit’s shares at the date of grant; those share options awards vest based on four years of continues service and have 10-year contractual terms. The fair value of each share option award is estimated on the date of grant using the Black-Scholes model. For option grants during the nine months ended September 30, 2010, the Company’s weighted average assumptions for expected volatility, dividends, term and risk-free interest rate were 51.6%, 0%, 6.25 years and 2.12%, respectively. Expected volatilities are based on the historical volatility of a group of peer entities within the same industry. The expected term of options is based upon the simplified method, which represents the average of the vesting term and the contractual term. The risk-free interest rate is based on U.S. Treasury yields for securities with terms approximating the expected term of the option. There were no grants of option awards in prior periods.

The fair value of the Company’s common stock was estimated using a discounted cash flow analysis and market multiples, based on management’s estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates management uses to manage the Company’s business. Share-based compensation cost included in operating expenses in the accompanying statements of operations amounted to $4,000, $6,000, and $113,000, for the years ended December 31, 2007, 2008, and 2009, respectively. For the nine months ended September 30, 2009 and 2010, share-based compensation cost in the accompanying statements of operations amounted to $6,000 (unaudited) and $408,000 (unaudited), respectively. No income tax benefit was recognized in the accompanying statements of operations for share-based compensation arrangements for all periods presented.

A summary of share option activity under the plan as of, and changes during the nine months ended, September 30, 2010 is presented below:

	Number of Shares	Weighted- Average Exercise Price ($)	Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at January 1, 2010	—	—
Granted	494,500	7.80
Exercised	—
Forfeited or expired	40,000	7.80

Outstanding at September 30, 2010	454,500	7.80	9.5	936

Exercisable at September 30, 2010	2,500	7.80	9.8	5
Unvested Expected to Vest at September 30, 2010	402,280	7.80	9.5	829

The weighted-average fair value of option awards granted during the nine months ended September 30, 2010 was $4.02 per share (unaudited).

Notes to financial Statements—(Continued)

A summary of the status of the Company’s nonvested shares as of September 30, 2010, and changes during the years ended December 31, 2008 and December 31, 2009 is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2008	597,513	0.04
Granted	503,897	1.10
Vested	(222,213)	0.27
Forfeited	(18,175)	0.04

Outstanding at December 31, 2009	861,022	0.59
Granted	65,353	6.39
Vested	(257,750)	0.94
Forfeited	(49,750)	0.83

Outstanding at September 30, 2010 (unaudited)	618,875	1.34

The weighted-average fair value of restricted stock awards granted during the years ended December 31, 2007, 2008, and 2009, and the nine months ended September 30, 2010, was $0.04 per share, $0.04 per share, $1.10 per share and $6.39 (unaudited) per share, respectively.

As of September 30, 2010, there was $2.1 million (unaudited) of total unrecognized compensation cost related to nonvested shares granted under the plan expected to be recognized over a weighted-average period of 2.1 years. The total fair value of shares vested during the years ended December 31, 2007, 2008, and 2009, and the nine months ended September 30, 2010, was $400, $4,600, $0.2 million and $1.8 million (unaudited), respectively.

10. Net Income per Share

The following table sets forth the computation of basic and diluted earnings per common share (in thousands, except for share and per share amounts):

	Year ended December 31,			Nine Months ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)
Numerator
Net income	$1,362	$33,259	$83,693	$55,808	$60,592

Denominator
Weighted-average shares outstanding, basic	25,746,445	25,780,070	25,910,766	25,889,759	26,154,670
Effect of dilutive nonvested stock awards	114,650	99,790	404,355	160,982	620,505

Adjusted weighted-average shares outstanding, diluted	25,861,095	25,879,860	26,315,121	26,050,741	26,775,175

Basic earnings (loss) per common share	$0.05	$1.29	$3.23	$2.16	$2.32
Diluted earnings per common share	0.05	1.29	3.18	2.14	2.26

At December 31, 2007, 2008, and 2009, there were no unvested stock awards that were anti-dilutive.

Notes to financial Statements—(Continued)

11. Related-Party Debt and Transactions

As of December 31, 2008 and 2009, and September 30, 2010, the following amounts were due to related parties (in thousands):

	As of December 31,		As of September 30,
	2008	2009	2010
			(unaudited)
Tranche A notes payable bearing interest at 17% due December 31, 2011. Secured*. Accrued interest at December 31, 2008 and 2009, and September 30, 2010, was $0, $0 and $14,969 (unaudited), respectively.	$100,344	$117,402	$117,402

Tranche B notes payable bearing interest at 17% due December 31, 2011. Secured*. Accrued interest at December 31, 2008 and 2009, and September 30, 2010, was $0, $0 and $13,977 (unaudited), respectively.	93,831	109,624	109,624

Total due to related parties	$194,175	$227,026	$227,026

*	Secured by accounts receivable, inventory, property, and equipment, not including airframes or engines.

All Tranche A and B notes are held by Indigo and Oaktree. Interest on these notes is not paid in cash but accrues interest on a periodic basis on both the Tranche A and Tranche B notes at a rate of 17% per annum, compounded annually on December 31. All Tranche A and Tranche B notes mature on December 31, 2011.

Pursuant to the terms of the securities purchase agreement covering the Tranche A and Tranche B notes, if the Company’s unrestricted cash balance falls below a stated level, Indigo may elect to require the Tranche B holders to purchase, on a pro rata basis, up to $16.8 million in additional Tranche B notes. During 2009, unrestricted cash was above minimum stated levels. However in 2008, the level of unrestricted cash fell below the stated level, and the Tranche B holders amended the securities purchase agreement to provide for the full amount of the $16.8 million as follows:

•	The Tranche B holders funded $5.0 million in cash in exchange for additional Tranche B notes, and

•

The Tranche B holders provided a guarantee of up to $11.8 million in favor of an investment banking firm in connection with the renewal in December 2008 of the letter of credit facility that serves to reduce the cash collateral the Company is required to maintain with credit card processors. The Company is obligated to pay to the guarantors a commitment fee on the amount of this guarantee, at a rate of 17% per annum.

The Company’s principal shareholders provided certain consulting services to the Company for a fee of $1.0 million in each of the years 2007, 2008, and 2009. In addition, in 2009, the Company reimbursed one of its stockholders for $0.7 million of professional expenses incurred in connection with strategic projects involving the Company. For the nine months ended September 30, 2009 and 2010, the Company expensed $0.7 million (unaudited) and $0.8 million (unaudited), respectively, related to these consulting services. These fees are recorded in “other operating expenses” in the accompanying statements of operations.

Notes to financial Statements—(Continued)

12. Debt and Other Obligations

As of December 31, 2008 and 2009, and September 30, 2010, the following notes were due to unrelated parties (in thousands):

	As of December 31,		As of September 30,
	2008	2009	2010
			(unaudited)
Notes payable bearing interest at 8.75% due December 31, 2011. Unsecured. Accrued interest at December 31, 2008 and 2009, and September 30, 2010, of $113, $38, and $37 (unaudited), respectively.	$5,056	$5,056	$5,056

Notes payable bearing interest at 8.70% to 19.00% due December 31, 2011. Secured*. Accrued interest at December 31, 2008 and 2009, and September 30, 2010, of $164, $55, and $54 (unaudited), respectively.	5,492	5,492	5,492

Notes payable bearing interest at Prime plus 0.95% to 1.75% (4.20% to 5.00% at September 30, 2010 and December 31, 2008) due December 31, 2011. Secured*. Accrued interest at December 31, 2008, 2009, and September 30, 2010, of $67, $19, and $19 (unaudited), respectively.	4,658	4,658	4,658

Total due to unrelated parties	$15,206	$15,206	$15,206

*	Secured by accounts receivable, inventory, property, and equipment, not including airframes or engines.

As described in Note 5, an investment banking firm provided an LC in favor of one of the Company’s credit card processors, which served to reduce the amount of cash collateral that would otherwise be required to be maintained. In 2009, based on the original terms of the agreement with the investment banking firm, the LC was renewed. As of September 30, 2010, the amount of the LC was $15.0 million (unaudited). Interest of 17% is to be paid monthly in cash based on the amount of the LC, which is reduced by $2.0 million monthly after March 1, 2011 until expiration of the LC on April 30, 2011.

The Company has a line of credit for $2.0 million related to corporate credit cards, of which the Company had drawn $0.5 million and $1.7 million (unaudited) as of December 31, 2009 and September 30, 2010. The Company has a line of credit of $1.0 million related to the counterparty to its jet fuel derivatives and had not drawn against it as of December 31, 2009 and as of September 30, 2010. The Company is required to post collateral for any excess above the $1.0 million line of credit if the derivatives are in a net liability position.

Annual maturities of long-term debt obligations, related-party notes payable, and mandatorily redeemable preferred stock are as follows (in thousands):

Year ended December 31,
2010	$3,240
2011	238,992
2012	75,110
2013	—

Total debt obligations	317,342
Less current maturities	3,240

Long-term maturities	$314,102

Notes to financial Statements—(Continued)

13. Leases

The Company leases various types of equipment and property, primarily aircraft and airport facilities under leases, which expire in various years through 2024. Lease terms vary but are generally 12 to 15 years for aircraft and up to 16 years for other leased equipment and property.

Total rental expense for all leases charged to operations in 2007, 2008, and 2009 was $137.6 million, $124.9 million, and $110.1 million, respectively. Total rental expense for all leases charged to operations for the nine-month periods ended September 30, 2009 and 2010 was $83.0 million (unaudited) and $88.9 million (unaudited), respectively. Total rental expense charged to operations for aircraft and engine operating leases for the years ended December 31, 2007, 2008, and 2009 was $119.7 million, $105.6 million, and $90.0 million, respectively. Total rental expense charged to operations for aircraft and engine operating leases for the nine-month periods ended September 30, 2009 and 2010 was $67.8 million (unaudited) and $72.9 million (unaudited), respectively.

Maintenance reserves paid to aircraft lessors in advance of the performance of major maintenance activities are recorded as prepaid maintenance deposits and reimbursed when the underlying maintenance is performed. The maintenance deposits paid under lease agreements do not transfer either the obligation to maintain the aircraft or the risk associated with the maintenance activities to the aircraft lessor. These deposits are calculated based on a utilization measure, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft until the completion of the maintenance of the aircraft. If there are sufficient funds on deposit to reimburse the Company for the invoices initially paid for these maintenance events, these invoices are reimbursed. Amounts due from lessors are reflected as a receivable in the accompanying balance sheets. At each balance sheet date, the Company assesses the recoverability of maintenance reserves. When the Company determines that it will not recover amounts retained by the lessor, such amounts are expensed as additional aircraft rent (supplemental rent). Key factors that are considered to assess the probability of unrecoverable maintenance reserves include the estimated time between the maintenance events and the date the aircraft is due to be returned to the lessor as well as flight hours that the aircraft is estimated to be utilized before it is next maintained or returned. The Company expensed $3.9 million, $0.2 million, and $0.2 million as supplemental rent during 2007, 2008, and 2009, respectively. For the nine-month periods ended September 30, 2009 and 2010, the Company expensed $0.2 million (unaudited) and $0 million (unaudited), respectively.

At December 31, 2009, the Company had 28 aircraft and five spare engines under operating leases with lease term expiration dates ranging from 2016 to 2022. Four of the leased aircraft have variable-rate rent payments based on LIBOR (London Interbank Offered Rate). The Company has the option to renew 17 of the leases for three-year periods with contractual notice required in the 10th year. Seven of the aircraft leases and all of the engine leases were the result of sale-lease-back transactions. Deferred gains from sale-lease-back transactions are amortized over the term of the lease. As discussed in Note 1, losses on sale-lease-back transactions are recorded within depreciation and amortization on the Company’s statement of operations. The costs of returning aircraft to lessors, or lease return conditions, are accounted for in a manner similar to the accounting for contingent rent. These costs are recognized over the remaining life of the lease as aircraft hours accumulate, beginning from the time when the Company determines it is probable such costs will be incurred and can generally be estimated. Such estimated costs exclude the costs of maintenance events that are covered by reserves on deposit with the relevant lessor, or routine maintenance costs that are recorded in maintenance expense.

Notes to financial Statements—(Continued)

Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year at December 31, 2009, were as follows (in thousands):

	Operating Leases
As of December 31,	Aircraft and Spare Engine Leases	Property Facility Leases	Total Operating Leases
2010	$99,986	$6,471	$106,457
2011	105,238	4,595	109,833
2012	105,446	4,517	109,963
2013	105,797	3,981	109,778
2014	105,797	2,230	108,027
2015 and thereafter	577,815	9,709	587,524

Total minimum lease payments	$1,100,079	$31,503	$1,131,582

The Company currently sub-leases one MD-80 engine to another carrier with minimum future lease payments of $0.3 million through 2010.

14. Financial Instruments and Risk Management

As part of the Company’s risk management program, the Company from time to time uses a variety of financial instruments, primarily costless collar contracts, to reduce its exposure to fluctuations in the price of jet fuel. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company is exposed to credit losses in the event of nonperformance by counterparties to these financial instruments. The Company periodically reviews and seeks to mitigate exposure to the counterparty’s financial deterioration and nonperformance by monitoring the absolute exposure levels, the counterparty’s credit rating, and the counterparty’s historical performance relating to hedge transactions. The credit exposure related to these financial instruments is limited to the fair value of contracts in a net receivable position at the reporting date. The Company also maintains security agreements that require the Company to post collateral if the value of selected instruments fall below specified mark-to-market thresholds. To mitigate this requirement, the Company ratably builds its hedge portfolio to targeted levels to avoid excess exposure to specific market conditions.

The Company records financial derivative instruments at fair value, which includes an evaluation of the counterparty’s credit risk. Fair value of the instruments is determined using standard option valuation models. Management chose not to elect hedge accounting on any of the derivative instruments purchased through the end of 2007, 2008, and 2009, and the nine month period ended September 30, 2010 and, as a result, changes in the fair value of these fuel hedge contracts are recorded each period in aircraft fuel expense.

The following table summarizes the components of aircraft fuel expense for the years ended December 31, 2007, 2008, and 2009, and the nine-month periods ended September 30, 2009 and 2010 (in millions):

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Into-plane fuel cost	$265.2	$359.1	$181.8	$129.9	$179.2
Changes in value and settlements of fuel hedge contracts	(14.0)	(60.0)	(0.7)	1.9	(1.0)

Aircraft fuel expense	$251.2	$299.1	$181.1	$131.8	$178.2

During 2007, $14.0 million of net fuel derivative gains were recognized consisting of settlement gains of $3.7 million and unrealized mark-to-market gains of $10.3 million. During 2008, $60.0 million of net fuel

Notes to financial Statements—(Continued)

derivative gains were recognized consisting of realized gains of $69.9 million offset by the reversal of prior-period unrealized mark-to-market gains of $9.9 million. During 2009, $0.7 million of net fuel derivative gains were recognized consisting of settlement losses of $0.7 million offset by unrealized mark-to-market gains of $1.4 million. During the nine month period ended September 30, 2009, $1.9 million (unaudited) of net fuel derivative losses were recognized consisting of realized losses of $1.2 million (unaudited) and unrealized mark-to-market losses of $0.6 million (unaudited). During the nine month period ended September 30, 2010, $1.0 million (unaudited) of net fuel derivative gains were recognized consisting of realized gains of $0.1 million (unaudited) and unrealized mark-to-market gains of $0.9 million (unaudited). All realized gains and losses are reflected in the statements of cash flows in cash flow from operating activities.

All derivatives held were based on either NYMEX heating oil, NYMEX WTI crude oil, or U.S. Gulf Coast jet fuel as the underlying commodity. As of December 31, 2009, the Company had agreements in place to protect 13,750,000 gallons of fuel, or 13.4% of its 2010 total anticipated fuel consumption at a weighted-average ceiling and floor price of $2.14 and $1.99 per gallon, respectively. As of September 30, 2010, the Company had agreements in place to protect 12.65 million gallons or 44.46% of its remaining 2010 fuel consumption at a weighted-average ceiling and floor price of $2.21 and $2.06, respectively. As of September 30, 2010, the Company had agreements in place to protect 11.8 million gallons or 9.45% of its 2011 fuel consumption at a weighted-average ceiling and floor price of $2.32 and $2.14, respectively.

15. Defined Contribution 401(k) Plan

The Company sponsors two defined contribution 401(k) plans, Spirit Airlines, Inc. Employee Retirement Savings Plan (first plan) and Spirit Airlines, Inc. Pilots’ Retirement Savings Plan (second plan), as described. The first plan was adopted on February 1, 1994. Essentially, all employees that are not covered by the pilots’ collective bargaining agreement, who have at least one year of service, have worked at least 1,000 hours during the year, and have attained the age of 21 may participate in this plan. The Company may make a Qualified Discretionary Contribution, as defined in the plan, or provide matching contributions to this plan. Effective July 1, 2007, the Company amended this plan to change the service requirement to 60 days and provided for matching contribution to the plan at 50% of the employee’s contribution, up to 6% of the employee’s annual compensation.

The second plan is for the Company’s pilots, and contained the same service requirements as the first plan and was amended effective July 1, 2007, to change the service requirements to 60 days and having attained the age of 21. The Company matches 100% of the pilot’s contribution, up to 8% of the individual pilot’s annual compensation.

Matching contributions made to both plans were $3.4 million, $3.8 million, and $3.9 million in 2007, 2008, and 2009, respectively. Matching contributions made to both plans were $2.7 million (unaudited) and $3.1 million (unaudited) for the nine month periods ended September 30, 2009 and 2010.

Notes to financial Statements—(Continued)

16. Income Taxes

Significant components of the provision for income taxes from continuing operations are as follows (in thousands):

	For the Years Ended December 31,
	2007	2008	2009
Current:
Federal	$(77)	$(69)	$1,100
State and local	23	142	118
Foreign	98	315	315

Total current expense	44	388	1,533

Total deferred expense	—	—	—

Total income tax expense	$44	$388	$1,533

The reconciliation of income tax expense computed at the federal statutory tax rates to income tax expense from continuing operations is as follows (in thousands):

	For the Years Ended December 31,
	2007	2008	2009
Expected provision at federal statutory tax rate	$492	$11,777	$29,830
State tax expense, net of federal benefit	(104)	(229)	1,220
Interest and dividend on preferred stock	2,512	(17,022)	(5,015)
Change in valuation allowance	(3,419)	5,017	(22,814)
Meals and entertainment	472	308	273
Fines and penalties	308	312	135
Federal credits	(77)	(140)	—
Adjustment to deferred tax assets and liabilities	(166)	(14)	(2,472)
Other	26	379	376

Total income tax expense	$44	$388	$1,533

Notes to financial Statements—(Continued)

Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At December 31, 2009 and 2008, deferred taxes consisted of the following (in thousands):

	December 31,
	2008	2009
Deferred tax assets:
Net operating loss	$68,307	$52,113
Property, plant, and equipment	587	—
Deferred gain	3,734	4,797
Deferred revenue	4,795	4,059
Federal tax credits	70	1,050
Nondeductible accruals	10,998	7,093
Other	351	201

Gross deferred tax assets	88,842	69,313
Valuation allowance	(88,063)	(65,248)

Deferred tax assets, net	779	4,065

Deferred tax liabilities:
Capitalized interest	(779)	(1,096)
Fuel hedging	—	(534)
Accrued engine maintenance	—	(1,560)
Property, plant, and equipment	—	(875)

Gross deferred tax liabilities	(779)	(4,065)

Net deferred tax assets	$—	$—

Deferred taxes included within:
Assets:
Other current assets	$92	$—
Other long-term assets	—	53
Liabilities:
Other current liabilities	—	(53)
Other long-term liabilities	(92)	—

The Company has provided a valuation allowance of $88.1 million and $65.2 million as of December 31, 2008 and 2009, respectively, because the Company has been unable to demonstrate that its deferred tax assets will be utilized against future earnings. The net change in the total valuation allowance for the years ended December 31, 2007, 2008, and 2009, was a decrease of $3.4 million, an increase of $5.0 million, and a decrease of $22.8 million, respectively.

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. In evaluating the Company’s ability to utilize its deferred tax assets, it considers all available evidence, both positive and negative, in determining future taxable income on a jurisdiction by jurisdiction basis.

At December 31, 2009, Spirit has net operating loss carryforwards for federal income tax purposes of $142.7 million, which will begin to expire in 2023. In addition, Spirit has state net operating loss carryforwards of approximately $46.2 million, which can be used to offset future state taxable income.

The expectation of future taxable income, the availability of reversing deferred tax liabilities and our achievement of sustained profitability has allowed management to determine that it is more likely than not that all of the Company’s deferred tax assets as of September 30, 2010 will be realized in taxable years after 2010. As

Notes to financial Statements—(Continued)

a result of this determination, the Company reduced the valuation allowance by $53.5 million, which was recognized as a corresponding deferred tax benefit during the three months ended September 30, 2010. During the nine months ended September 30, 2010, the Company used $3.1 million of deferred tax assets and corresponding allowance. Accordingly, as of September 30, 2010, the Company has a valuation allowance of $5.1 million representing the amount of the deferred tax asset expected to be utilized in the remainder of 2010.

On February 20, 2004, the Company experienced an ownership change, as defined under Section 382 of the Internal Revenue Code, which creates an annual limitation on the Company’s ability to utilize net operating losses generated prior to the ownership change. Subsequent ownership changes could create additional annual limitations on the amount of the carryforwards that can be utilized. The Company has approximately $10.0 million of net operating losses generated prior to the ownership change. As of September 30, 2010, the Company determined that it was appropriate to write off $3.5 million of the deferred tax assets pertaining to the NOLs the use of which is limited by Section 382 of the Internal Revenue Code and the corresponding valuation allowance, since such amounts will not be available under current law to offset future taxable income.

As of September 30, 2010, Spirit had net operating loss carryforwards for federal income tax purposes of $133.8 million, which will begin to expire in 2023. This amount includes $10.0 million of NOLs the use of which is limited under Section 382 of the Internal Revenue Code, and which can be carried forward until the balance expires in 2023. As of September 30, 2010, we determined that $3.5 million of these NOLs would not be able to be utilized. In addition, Spirit has state net operating loss carryforwards of approximately $44.6 million, which can be used to offset future state taxable income.

In 2009 the Company adopted FASB Interpretation No. 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with ASC 740-10, Income Taxes, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of income tax positions taken or expected to be taken on a tax return. Effective January 1, 2009, the Company has adopted the provisions of this Interpretation, and there was no material effect on the financial statements. The Company accrues interest related to unrecognized tax benefits in the provision for income taxes and any associated penalties are recorded in selling, general, and administrative expenses.

As of December 31, 2009, there were no ongoing audits of the Company’s income tax returns by any taxing authority. In general, all tax years are subject to an examination in the U.S., the Company’s most significant taxing jurisdiction, as the Company historically generated net operating losses.

17. Commitments and Contingencies

Aircraft-Related Commitments and Financing Arrangements

The Company’s contractual purchase commitments consist primarily of aircraft and engine acquisitions through manufacturers and aircraft leasing companies. As of December 31, 2009, firm aircraft orders consisted of 13 Airbus A319 aircraft (which can be converted to A320 aircraft), 20 Airbus A320 aircraft, and six spare engines. Aircraft are scheduled for delivery through 2015, and engines are scheduled for delivery in the period 2011 through 2018. Committed expenditures for these aircraft and related flight equipment, including estimated amounts for contractual price escalations and PDPs, will be approximately $25 million in 2010, $120 million in 2011, $310 million in 2012, $317 million in 2013, $296 million in 2014, and $367 million in 2015 and beyond.

The Company has also committed to lease four new A320 aircraft from an independent leasing company all of which were delivered in the first nine months of 2010. These lease commitments are included in the schedule of future minimum lease payments under noncancelable operating leases in Note 13.

Litigation

The Company is party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

Notes to financial Statements—(Continued)

Credit Card Processing Arrangements

The Company has agreements with organizations that process credit card transactions arising from purchasing air travel, baggage fees, and other ancillary services by customers. Each agreement with a credit card processor allows the processor to retain (holdback) cash as collateral related to future travel that such processor otherwise would remit. Holdbacks consist of advance ticket sales purchased with credit cards and are classified as restricted cash on the accompanying balance sheets. Once the customer travels, any related holdback is remitted. On May 22, 2009, the Company terminated its VISA and MasterCard processing agreement, effective June 30, 2009, and concurrently signed a new processing agreement, with a different processor, effective July 1, 2009, which terminates on June 30, 2011.

Employees

Approximately 50% of the Company’s employees are covered under collective bargaining agreements. The collective bargaining agreement between the Company and the Company’s pilots, as represented by the Air Line Pilots Association International, represents 21% of the Company’s employees and became amendable on January 31, 2007. On May 14, 2010, the NMB released the Company and the pilots’ union from mandatory supervised mediation, which release commenced a 30-day “cooling off” period as provided in the Railway Labor Act.

Early on June 12, 2010, following several negotiation sessions with the pilots’ union during the cooling off period that did not result in reaching agreement, pilots declared a strike, and the Company ceased all flight operations. The parties reconvened in negotiations on June 15, 2010 and were able to reach a tentative agreement on June 16, 2010, which was ratified on July 23, 2010 and executed on August 1, 2010.

The collective bargaining agreement between the Company and the Company’s flight attendants, as represented by the Association of Flight Attendants AFL-CIO, represents 30% of the Company’s employees and became amendable on August 6, 2007. The Company and the union are currently in negotiations to reach a new collective bargaining agreement. The Company’s dispatchers, which represent approximately 1% of the Company’s employees, ratified a five-year contract in July 2007.

The Company is self-insured for health care claims for eligible participating employee and qualified dependent medical claims, subject to deductibles and limitations. The Company’s liabilities for claims incurred but not reported are determined based on an estimate of the ultimate aggregate liability for claims incurred. The estimate is calculated from actual claim rates and reviewed and adjusted periodically as necessary. The Company has accrued $1.9 million, $1.6 million and $1.6 million (unaudited) for health care claims as of December 31, 2008 and 2009, and September 30, 2010, respectively.

Other

The Company is contractually obligated to pay the following minimum guaranteed payments related to its reservation and accounting systems as of December 31, 2009: $2.2 million in 2010, $2.5 million in 2011, $3.0 million in 2012, $3.5 million in 2013, $3.7 million in 2014, and $12.7 million in 2015 and beyond.

18. Fair Value Measurements

Under ASC 820, Fair Value Measurements and Disclosures, disclosures are required about how fair value is determined for assets and liabilities, and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Notes to financial Statements—(Continued)

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Spirit utilizes several valuation techniques in order to assess the fair value of the Company’s financial assets and liabilities. The Company’s fuel derivative contracts, which primarily consist of costless collar contracts, are valued using energy and commodity market data, which is derived by combining raw inputs with quantitative models and processes to generate forward curves and volatilities.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurements as of December 31, 2009
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$86.1	$86.1	$—	$—
Aircraft fuel derivatives	1.4	—	—	1.4

Total assets	$87.5	$86.1	$—	$1.4

Total Liabilities	$—	$—	$—	$—

	Fair Value Measurements as of September 30, 2010 (unaudited)
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$73.7	$73.7	$—	$—
Aircraft fuel derivatives	2.3	—	—	2.3

Total Assets	$76.0	$73.7	$—	$2.3

Cash and cash equivalents at December 31, 2009 are comprised of liquid money market funds and cash. The Company maintains cash with various high-quality financial institutions.

The Company did not elect hedge accounting on any of the derivative instruments, and as a result, changes in the fair values of these fuel hedge contracts are recorded each period in fuel expense. Fair values of the instruments are determined using standard option valuation models. The Company also considers counterparty risk and its own credit risk in its determination of all estimated fair values. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of derivative contracts its holds. Due to the fact that certain of the inputs utilized to determine the fair value of option contracts are unobservable (principally implied volatility), the Company has categorized these option contracts as Level 3.

Notes to financial Statements—(Continued)

The following table presents the Company’s activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in millions):

Fuel Derivatives
Balance at January 1, 2008	$9.9
Total gains (losses) (realized or unrealized) included in earnings, net	60.0
Purchase and settlements, net	(69.9)

Balance at December 31, 2008	—
Total gains (losses) (realized or unrealized) included in earnings, net	0.7
Purchase and settlements, net	0.7

Balance at December 31, 2009	1.4
Total gains (losses) (realized or unrealized) included in earnings, net (unaudited)	1.0
Purchase and settlements, net (unaudited)	(0.1)

Balance at September 30, 2010 (unaudited)	$2.3

Total gains and losses during 2009 included in earnings attributable to the change in unrealized gains or losses related to assets still held at December 31, 2009, is $1.4 million.

The carrying amounts and estimated fair values of the Company’s long-term debt at December 31, 2009, were as follows (in millions):

	Carrying Value	Estimated Fair Value
Fixed-rate debt	$312.7	$315.0
Variable-rate debt	4.6	3.1

Total long-term debt	$317.3	$318.1

The carrying amounts and estimated fair values of the Company’s long-term debt at September 30, 2010, were as follows (in millions):

	Carrying Value *	Estimated Fair Value
	(unaudited)	(unaudited)
Fixed-rate debt	$345.0	$394.0
Variable-rate debt	4.7	4.8

Total long-term debt	$349.7	$398.8

*	Carrying Value at September 30, 2010 includes interest accrued and not paid of $28.9 million.

The Company’s debt is not publicly traded. Management determined the enterprise value of the Company using a discounted cash flow analysis and market multiples. The fair values of certain debt instruments were estimated under a contingent claims analysis, in which a Black-Scholes option pricing model was applied. As a corroborative measure, the implied internal rates of return resulting from the application of the Black-Scholes model were compared to the current yields of certain term and other high-yield debt instruments of selected market participants operating in the airline industry.

Notes to financial Statements—(Continued)

19. Operating Segments and Related Disclosures

The Company is managed as a single business unit that provides air transportation for passengers. Operating revenues by geographic region as defined by the Department of Transportation (DOT) area is summarized below (in millions):

	2007	2008	2009
DOT—domestic	$593.5	$615.7	$576.8
DOT—Latin America	169.4	171.6	123.2

Total	$762.9	$787.3	$700.0

During 2009, 2008, and 2007, no revenue from any one foreign country represented greater than 4% of the Company’s total passenger revenue. The Company attributes operating revenues by geographic region based upon the origin and destination of each passenger flight segment. The Company’s tangible assets consist primarily of flight equipment, which are mobile across geographic markets and, therefore, have not been allocated.

20. Subsequent Events

In February 2010, the Company entered into letters of intent to lease three Airbus A320 aircraft with delivery dates in 2011.

             Shares

Common Stock

Citi

Morgan Stanley

Barclays Capital

Raymond James

Dahlman Rose & Company

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by Spirit Airlines.

Item	Amount
SEC Registration fee		$21,390
FINRA filing fee		30,500
Initial NASDAQ Stock Market listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees		*
Blue Sky fees and expenses		*
Miscellaneous Fees and expenses		*

Total	$

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Spirit Airlines, Inc. is a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering permits indemnification of our directors, officers and employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 8 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, we made sales of the following unregistered securities:

(1) On December 29, 2008, we issued an aggregate of $5.0 million of additional Tranche B Notes to investment funds managed by Oaktree and investment funds managed by Indigo;

(2) Pursuant to the Recapitalization Agreement, we will issue common stock in connection with the closing of this offering in exchange for:

•

the principal amounts of all outstanding Notes and the accrued and unpaid interest thereon that remain after the application of proceeds of this offering, at a price per share equal to the public offering set forth on the cover page of the prospectus included in this registration statement;

•

the aggregate Liquidation Preference of all shares of Class A Preferred Stock and Class B Preferred Stock that remain outstanding after the application of proceeds of this offering, at a price per share equal to the public offering set forth on the cover page of the prospectus included in this registration statement; and

•

each share of Class B Common Stock, provided investment funds managed by Indigo may retain all or a portion of the shares of Class B Common Stock owned by them, or exchange some or all of their Class B Common Stock for the same number of shares of another class of capital stock which will have the same rights as the common stock, except it will be non-voting and will have the right to convert into common stock on a share-for-share basis at the election of the holder; and

(3) We have granted an aggregate of 1,103,250 shares of our common stock to employees and directors under our 2005 Stock Plan.

The sales of the above securities in paragraph (1) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and in paragraph (2) were deemed to be exempt from registration under the Securities Act in reliance upon Sections 3(a)(9) and 4(2) of the Securities Act. The sales of the above securities in paragraph (3) was deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statements

See the Exhibit Index beginning on page II-5, which follows the signature pages hereof and is incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser; and

(4) the undersigned will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miramar, State of Florida, on the 17th day of November, 2010.

SPIRIT AIRLINES, INC.

By:	/s/ THOMAS CANFIELD
Thomas Canfield
Senior Vice President and General Counsel

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities indicated below on November 17, 2010.

Signature	Title

* B. Ben Baldanza	President and Chief Executive Officer (principal executive officer)

* David Lancelot	Chief Financial Officer (principal financial and accounting officer)

* William A. Franke	Director (Chairman of the Board)

* David Elkins	Director

* H. McIntyre Gardner	Director

* Robert Johnson	Director

* Barclay Jones III	Director

* Jordon Kruse	Director

* Stuart Oran	Director

* Horacio Scapparone	Director

* John Wilson	Director

By:	/s/ THOMAS CANFIELD
Thomas Canfield
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Spirit Airlines, Inc., to be in effect upon completion of the offering

3.2*	Form of Amended and Restated Bylaws of Spirit Airlines, Inc., to be in effect upon completion of the offering

4.1*	Specimen Common Stock Certificate

4.2**	Second Amended and Restated Investor Rights Agreement, dated as of July 13, 2006, among Spirit Airlines, Inc., Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, and certain other investors

4.3**	Amendment to Second Amended and Restated Investor Rights Agreement, dated as of July 20, 2010, by and among Spirit Airlines, Inc., Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC, and certain other investors

5.1*	Form of Opinion of Latham & Watkins LLP

10.1†	V2500 General Terms of Sale, dated as of March 1, 2005, between Spirit Airlines, Inc. and IAE International Aero Engines AG, as supplemented by Side Letter No. 1 dated as of March 1, 2005, Side Letter No. 2 dated as of March 1, 2005, Side Letter No. 3 dated as of March 1, 2005, Side Letter No. 4 dated as of March 1, 2005, and Side Letter No. 5 dated as of April 11, 2005

10.2†	Fleet Hour Agreement, dated as of April 11, 2005, between Spirit Airlines, Inc. and IAE International Aero Engines AG, as supplemented by Side Letter No. 1 dated as of April 11, 2005, Side Letter No. 2 dated June 6, 2006, Side Letter No. 3 dated June 6, 2006, Side Letter No. 4 dated June 6, 2006, Side Letter No. 5 dated February 4, 2009 (as amended by Amendment No. 1 to Side Letter No. 5 dated March 6, 2009)

10.3†	Hosted Services Agreement, dated as of February 28, 2007, between Spirit Airlines, Inc. and Navitaire Inc., as amended by Amendment No. 1 dated as of October 23, 2007, Amendment No. 2 dated as of May 15, 2008, Amendment No. 3 dated as of November 21, 2008, Amendment No. 4 dated as of August 17, 2009 and Amendment No. 5 dated November 4, 2009

10.4†	Signatory Agreement, dated as of May 21, 2009, between Spirit Airlines, Inc. and U.S. Bank National Association, as amended by First Amendment dated January 18, 2010

10.5+*	Offer Letter, dated August 11, 2005, between Spirit Airlines, Inc. and Tony Lefebvre

10.6†	Terms and Conditions for Worldwide Acceptance of the American Express Card by Airlines, dated September 4, 1998, between Spirit Airlines, Inc. and American Express Travel Related Services Company, Inc., as amended January 1, 2003 and August 28, 2003

10.7*	Professional Services Agreement, dated as of July 13, 2006, between Spirit Airlines, Inc. and Indigo Partners LLC

10.8**	Second Amended and Restated Securities Purchase Agreement, dated as of July 13, 2006, between Spirit Airlines, Inc., Spirit Aviation Services, LLC, Indigo Florida, L.P., Indigo Miramar LLC, OCM Spirit Holdings II, LLC (a successor in interest to OCM Principal Opportunities Fund II, L.P. and OCM Principal Opportunities Fund III, L.P.) OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, and certain other investors

Exhibit No.	Description of Exhibit

10.9**	Form of Stockholders Voting Agreement, by and among Spirit Airlines, Inc., OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., POF Spirit Foreign Holdings, LLC and Indigo Florida L.P.

10.10**	Recapitalization Agreement, dated as of September 17, 2010, by and among Spirit Airlines, Inc., POF Spirit Foreign Holdings, LLC, OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., OCM Spirit Holdings III, LLC, OCM Spirit Holdings III-A, LLC, Highfields Capital I LP, Highfields Capital II LP; SAHC Holdings LLC, Indigo Florida L.P., Indigo Miramar LLC, Indigo Partners LLC, Jacob Schorr, Julianne B. Schorr, The David B. Schorr Trust U/T/A dated December 31, 1977, The Dina L. Schorr Trust U/T/A dated July 1, 1980, The Elliott A. Schorr Trust U/T/A dated December 31, 1977, The Raphael A. Schorr Trust U/T/A dated December 31, 1977, Taurus Investment Partners LLC, Selvin Passen, Nevada Spirit, LLC, and Mark Kahan

10.11*	Letter Agreement, dated as of December 12, 2008, made by Spirit Airlines, Inc. in favor of Indigo Pacific Partners L.P., Long Bar Miramar LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., Highfields Capital I LP, Highfields Capital II LP, and SAHC Holdings LLC

10.12*	Form of Tax Receivable Agreement

10.13†	Lease, dated as of June 17, 1999, between Sunbeam Development Corporation and Spirit Airlines, Inc., as amended by Lease Modification and Contraction Agreement dated as of May 7, 2009

10.14*	Airline-Airport Lease and Use Agreement, dated as of August 17, 1999, between Broward County and Spirit Airlines, Inc., as supplemented by Addendum dated August 17, 1999

10.15†

Airbus A320 Family Purchase Agreement, dated as of May 5, 2004, between AVSA, S.A.R.L. and Spirit Airlines, Inc.; as amended by Amendment No. 1 dated as of December 21, 2004, Amendment No. 2 dated as of April 15, 2005, Amendment No. 3 dated as of June 30, 2005, Amendment No. 4 dated as of October 27, 2006 (as amended by Letter Agreement No. 1, dated as of October 27, 2006, to Amendment No. 4 and Letter Agreement No. 2, dated as of October 27, 2006, to Amendment No. 4), Amendment No. 5 dated as of March 5, 2007, Amendment No. 6 dated as of March 27, 2007, Amendment No. 7 dated as of June 26, 2007 (as amended by Letter Agreement No. 1, dated as of June 26, 2007, to Amendment No. 7), Amendment No. 8 dated as of February 4, 2008, Amendment No. 9 dated as of June 24, 2008 (as amended by Letter Agreement No. 1, dated as of June 24, 2008, to Amendment No. 9) and Amendment No. 10 dated July 17, 2009 (as amended by Letter Agreement No. 1, dated as of July 17, 2009, to Amendment No. 10); and as supplemented by Letter Agreement No. 1 dated as of May 5, 2004, Letter Agreement No. 2 dated as of May 5, 2004, Letter Agreement No. 3 dated as of May 5, 2004, Letter Agreement No. 4 dated as of May 5, 2004, Letter Agreement No. 5 dated as of May 5, 2004, Letter Agreement No. 6 dated as of May 5, 2004, Letter Agreement No. 7 dated as of May 5, 2004, Letter Agreement No. 8 dated as of May 5, 2004, Letter Agreement No. 9 dated as of May 5, 2004, Letter Agreement No. 10 dated as of May 5, 2004 and Letter Agreement No. 11 dated as of May 5, 2004

10.16*+	Spirit Airlines, Inc. Executive Severance Plan

10.17*+	Amended and Restated Spirit Airlines, Inc. 2005 Stock Incentive Plan and related documents

10.18*+	Spirit Airlines, Inc. 2010 Equity Incentive Award Plan and related documents

10.19*+	Employment Agreement, dated as of January 24, 2005, between Spirit Airlines, Inc. and B. Ben Baldanza

Exhibit No.	Description of Exhibit

10.20*+	Offer Letter, dated December 11, 2006, between Spirit Airlines, Inc. and David Lancelot

10.21*+	Offer Letter, dated January 27, 2005, between Spirit Airlines, Inc. and Barry Biffle

10.22*+	Offer Letter, dated September 10, 2007, between Spirit Airlines, Inc. and Thomas Canfield

10.23*+	Offer Letter, dated November 21, 2009, between Spirit Airlines, Inc. and Kenneth McKenzie

14.1*	Code of Business Conduct and Ethics

21.1**	List of subsidiaries

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm

24.1**	Power of Attorney

*	To be filed by Amendment.
**	Previously filed.
†	Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.
‡	All schedules to this Exhibit are not material and have been omitted in reliance on Item 601(b)(2) of Regulation S-K. We agree to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.
+	Indicates a management contract or compensatory plan or arrangement.